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BHP BILLITON PLC ANNUAL REPORT 2005

bhpbilliton

We are a diversified, global resources company. With more than 100 assets, operations and offices in over 25 countries, we sell our products to meet the world's needs.

Contents

Annual general meeting

The annual general meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday 20 October 2005 commencing at 10.30 am.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia.
BHP Billiton Plc. Registration Number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH UK.

GROUP HIGHLIGHTS 2005

Turnover (1) **up**

↑**27.5%**

Net operating assets at 30 June up

↑**36.3%**

Available cash flow (3) **up**

↑**70.4%**

Attributable profit (1)(2) **up**

↑**85.5%**

Earnings Before Interest and Tax (1)(2) **up**

↑**70.0%**

- Record results with year-on-year Earnings Before Interest and Tax increases in every Customer Sector Group.
- Eight major growth projects commissioned during the year with a further ten major projects under development. Current project pipeline of US$11.9 billion of new growth-related investments.
- Final dividend of 14.5 US cents declared (a 53 per cent increase above the 2004 final dividend) bringing the full year dividend to 28.0 US cents per share.

Attributable profit (1)(2)

US$6.5B



Available cash flow (3)

US$8.7B



Dividends to shareholders (4)

US$1695M



Market capitalisation at 30 June

US$82B



Relative share price performance index – 5 year (US$)



— BHP Billiton Plc
— FTSE 100
— Standard & Poor's 500

(1) From continuing operations and including the Group's share of joint ventures and associates. EBIT and EBITDA are defined on page 66.
(2) Excluding exceptional items.
(3) Available cash flow is operating cash flow including dividends from joint ventures and associates and after net interest and tax.
(4) Three dividends were declared for the year ended 30 June 2004, compared to two dividends declared in 2005 and prior to 2004, as a result of the Group's decision to realign dividend declarations to coincide with the announcements of our interim and full year results.

Chairman's Review



'The Board has supported and endorsed management in rolling out a programme of development projects that will enable us to meet a continuing increase in demand and maintain our share of a rapidly growing global market.'

Don Argus, Chairman

The year has seen an outstanding result for the Company with operating and financial results reflecting strong market conditions. BHP Billiton's market capitalisation has continued to grow, reaching around US$95 billion compared with US$58 billion this time last year and US$35 billion the previous year.

Our earnings before interest, tax, depreciation and amortisation were US$11.4 billion (excluding exceptional items); our net operating cash flows increased to US$8.7 billion and our total dividend payment for the year was 28 US cents a share, a further increase on last year's significant rise and reflecting the seventh consecutive increase in our dividend.

The strength of commodity prices and the volumes produced across our operations – record volumes in many of the businesses – were integral to our financial performance and while input costs have increased as a result of the tight supply and strong demand environment, our profit margins continue to increase.

Despite the constant prediction that global economies are about to head into cyclical declines, high energy prices and geopolitical stresses, solid economic growth continues. North east Asia is acquiring enormous economic power. Korea, Taiwan, China and Japan are influencing business decisions, trade flows, costs and pricing for most major companies around the world. India continues to make economic progress, suggesting significant growth opportunities over the next decades.

Part of the Board's response has been to support and endorse management in rolling out a programme of development projects that will enable us to meet a continuing increase in demand and maintain our share of a rapidly growing global market. This year, as well as approving four new projects – two in Petroleum, and one each in copper and iron ore – the Board endorsed the acquisition of WMC Resources Ltd, providing us a further set of future development options as part of its world-class suite of copper/uranium/gold and nickel assets.

While each of these projects will provide good returns at any point in the commodity cycle, the Board is conscious that it must ensure the Company is well-positioned to take advantage of growing demand if, in fact, the economic trends we are witnessing are a sign of sustained demand growth and, hence, a long-term shift in the global economy.

It is the Board's responsibility to ensure the Company can respond to meet the requirements of our global customers and maintain our market share as the world's markets change and develop.

Corporate Governance

The concept of corporate governance has unquestionably climbed the corporate agenda. Across the globe we have witnessed a proliferation of regulations, codes, recommendations and principles on the subject. These have been generated by governments, shareholders and lobby groups. Barely a single aspect of modern corporate life has been left untouched in this process of regulation.

When BHP and Billiton merged in 2001 the Board determined that the appropriate approach to governance was to adopt a common framework that drew on the governance requirements and best practices from all of the jurisdictions in which we operated, and are regulated. As we have developed the framework applicable to BHP Billiton, we have been motivated by a desire to ensure that corporate governance does not simply become synonymous with a mandated system of rules, based on a 'tick a box' system of compliance where shareholders, creditors and other corporate stakeholders might lower their guard to their own detriment.

To ensure we go beyond this regimented approach the Board has adopted its own *Board Governance Document*. This Document outlines:

- the processes the Board has developed to govern its own tasks and activities (including our expectations of Directors and the characteristics we are looking for in those we appoint to the Board)
- the matters specifically reserved for Board decision-making
- the authority delegated to the Chief Executive Officer and the accountability of the CEO for that authority
- the relationship between the Board and the CEO, and
- the boundaries the Board has placed on CEO actions.

We believe that compliance of itself will not lead to a high performing board and that it is incumbent on boards to develop their own practices and processes that not only accommodate mandated rules, but implement systems to ensure that the board most effectively represents the shareholders and promotes and protects the interests of the company. The *Board Governance Document* has moved the emphasis from mere compliance to a practice of informed responsible corporate governance in the modern business environment. The *Document* is published on the website and can be accessed at *www.bhpbilliton.com/aboutus/governance*.

Our Corporate Governance Statement starts on page 28 of this Report and a summary of our compliance with our multi-jurisdictional obligations and our own internal control mechanisms is published on our website.

Our programme of Board renewal continued throughout the year. In February we were able to secure the services of Mr Carlos Cordeiro and, more recently the Hon Gail de Planque. Both appointments followed a worldwide search by international firms retained to recruit directors with the requisite skill sets, capabilities and attributes to add value to the oversight of this complex Company.

Michael Chaney and Lord Renwick will retire by rotation this year and have both indicated that they do not wish to seek re-election. There is never a right time for hard-working, quality directors to leave a board and, on behalf of all shareholders, I thank Michael and Robin for their contribution to the development of this high performing Company.

I pay tribute to all my Board colleagues for their contribution throughout the year and for their continued commitment to the prudent oversight of the Group's affairs.

Corporate Responsibility

Corporate responsibility is essentially concerned with how organisations develop their business in order to produce an overall net benefit to society.

Since 1997 BHP Billiton has produced a report on non-financial issues and this initially covered environmental performance, with safety, health and community data included in subsequent reports. This year we have introduced the Sustainability Report (previously the Health, Safety, Environment and Community Report) and this Report highlights our commitment to socio-economic and ethical issues as well as those matters previously covered in the HSEC Report.

Our commitment to responsible business practice was recognised with the Company of the Year Award 2005 at the Business in the Community (BITC) National Awards for Excellence. BHP Billiton is the first company in the extractive industries to receive the award and is the first recipient recognised for its global activities.

All of our people around the world have a strong commitment to our sustainability initiatives and they have gained their own confidence and understanding as well as enjoying the chance to make a difference in a constructive way to the communities where we operate.

Outlook

While global economic growth rates have slowed from the exceptionally high levels of 2004, the emerging economies remain buoyant, offsetting slowing industrial production growth in the OECD nations. It is the emerging economies of Asia, South America, Africa and Russia that will continue to drive global growth, thereby providing a sound underpinning for commodity demand.

We expect China to remain a large and sustainable consumer of raw materials and resources over the coming decades, and the Chinese government's measures to tackle excessive growth rates in certain sectors of their economy are to be welcomed. However, developing economies, like all economies, will be subject to business cycles which will impact economic activity from time to time.

Commodity prices will inevitably ease from their highs as demand growth slows and new supply comes on stream, although we continue to expect prices to remain high by recent historical standards.

Once again, I commend Chip Goodyear, his management team and all of BHP Billiton's many thousands of employees and contractors for their continued commitment which has enabled the Company to turn in another outstanding performance for the 2005 financial year.



Don Argus

Chief Executive Officer's Report

'In most of our businesses we have been operating at full capacity or better, extracting efficiencies that have enabled us to sell record volumes of products in our markets.'

Chip Goodyear, Chief Executive Officer



For the past few years, we at BHP Billiton have had the privilege of sitting in the front row of a new and, possibly, multi-decade phase of world economic and social development. While this is exciting, our role as the world's largest diversified resources company brings with it an enormous responsibility to ensure we are running the business in a sustainable way, from environmental, health and safety, community, customer, employee and shareholder value perspectives. It also means we must constantly look at how to maintain and build on our position in a rapidly-changing world.

We achieved strong outcomes against our Health, Safety, Environmental and Community (HSEC) targets, which measure our progress on our journey towards sustainable development. A detailed analysis of our fatalities, incidents and accidents from the previous financial year found that our systems and processes are robust and, in many instances, leading practice. The key opportunity for improvement identified relates to our operating discipline – ensuring that the systems we have in place are understood and followed by everyone and that we share across the organisation what we learn from each incident. As a result we have identified necessary HSEC leadership attributes and integrated these into our leadership model for the organisation. Strong performance in HSEC is now a prerequisite for promotion. Despite our efforts, three of our colleagues lost their lives at work during the reporting year and we have suffered further fatalities since. All of us are impacted by these needless deaths; our resolve is even stronger to provide a workplace that delivers Zero Harm.

Operating performance

Across the businesses, our financial and operational performance has been excellent with many records set during the year. In a climate of strong prices, the record volumes made possible through operational excellence and expanded capacity laid the groundwork for record profits.

In most of our businesses we have been operating at full capacity or better, extracting efficiencies that have enabled us to sell record volumes of products into our markets.

Our project pipeline

Across the resources industry, increasing numbers of projects are being developed to provide greater capacity to meet growing demand. During the year we completed eight major projects, but our pipeline of projects continued to be refreshed and now stands at US$11.9 billion worth of projects in either feasibility stage or development. Our continuing global programme of project development means we have dedicated and highly-experienced teams able to move between projects and bring to each their skills and expertise. However, there is no doubt an industry shortage of skilled labour and materials is impacting costs and schedules. This places additional stress on our business.

Despite these pressures, the response from our people has been excellent. Their commitment and alignment to our values demonstrate the increasing maturity of the BHP Billiton culture.

This commitment has enabled us to progress projects and exercise growth options that allow us to increase capacity from low-cost, high-quality assets as we see demand for products materialise. Our project pipeline and our development efforts ensure that we have the growth options available to us. The planning, preparation and robust assessment processes inherent in this pipeline have paid dividends for the past four years. Today, we have a proven track record both in project delivery and in capturing the opportunity presented by a strong demand environment. We will continue to invest in value-adding growth opportunities throughout the economic cycle as this is a key driver of value for our shareholders.

Meeting customer demand

Meeting our customers' requirements remains a critical objective. While the 2005 financial year was characterised by tight supply coupled with strong demand, our interests and those of our customers will be best served in an environment of greater stability and certainty. We must maintain our day-to-day focus on operational performance and maximising production and build solid relationships with customers. These relationships with customers lead to mutually beneficial arrangements and a shared understanding of future demand requirements.

The acquisition of WMC Resources Ltd this year adds to our portfolio a set of high-quality, long-life existing operations that fits well with our existing portfolio and aligns with our business strategy. In addition, the future expansion and development options inherent in the Olympic Dam copper/uranium/gold asset and the Western Australian nickel business, assist us in being able to capture our share of future demand. We are very fortunate as well to have been able to welcome some excellent people who joined us from WMC.

Capital management

We have consistently said that our priorities for using our cash flow are to reinvest in value-adding growth opportunities, manage the balance sheet appropriately and return capital to shareholders. During the year, excess capital was returned to shareholders through a US$2 billion capital management programme that comprised an off-market share buy-back of US$1.78 billion and a rebasing of the underlying level of our dividend from 9.5 to 13.5 US cents. In the past four years, the Company has returned a total of US$8.3 billion to its shareholders, including buy-backs, spin-offs and dividends. We believe that the revised dividend base is supported by the earnings and cash flow outlook for the Company.

Our people

It is important that we recognise the efforts of our 36 000 people who are the foundation of the Company. They have been an integral element in delivering this year's performance and positioning the Company to meet our future objectives. Our people are the face of our Company and our success would not be possible without their commitment and dedication.



Chip Goodyear

REACH NEW MARKETS

at a time when the economy is experiencing significant growth. We constantly >








SEEK OUT OPPORTUNITIES
and work closely with our customers to help grow their businesses. Our integrated approach allows us to organise our production to suit customer requirements and assist them in meeting the needs of our changing world. We aim to >











LEAD THROUGH INNOVATION

in every facet of our operations. From the way we create value for shareholders, to our commitment to the communities we operate in, to the mutual respect we have with our most important asset, our people.



Company Overview

Our people performing safely and excellently

At every operational site, office and development project, we need to have the best possible people managing our assets. It is our people who, over time, identify resource deposits and turn these into world-class operating and financial assets. We rely on our people to share information and knowledge between businesses and functions, using formal networks and programmes to improve efficiency and performance in all areas. We also rely on our people, from senior management down, to ensure that safe working practices are always put before performance. Our experience shows that high levels of performance are sustained only when safety is our first priority.

Our Business Excellence programme combines several years of asset-based performance improvement projects implemented under the banner of Operating Excellence, with a new programme of Organisational Excellence, designed to ensure we have in place the best possible corporate structures, processes and systems.

Attracting and retaining the best people is an increasing challenge for our industry, particularly at this time of substantial growth in demand for our products. We have committed to several programmes designed to ensure that BHP Billiton can compete effectively for those employees, from graduates through to executives.

Operating Excellence
BHP Billiton's journey to Operating Excellence began in 2000 and over the last five years hundreds of projects using teams from all parts of the business have been undertaken. Using Six Sigma and other business improvement methodologies, projects in safety, maintenance, mine operations, supply, mine planning and processing have unified our activities and our people. 'Knowledge sharing' networks connect our people and encourage a culture of innovation and teamwork. The benefits are delivered in projects that are improving efficiency and reliability and achieving sustainable outcomes.

Win-win relationships
In late July 2005, we signed a Technical Collaboration Agreement with Shanghai's Baosteel Group for joint technical work on optimising the use of raw materials in the production of carbon steel and stainless steel. Cooperative work had begun well before the Agreement was signed, with Baosteel and BHP Billiton benefiting from technical work, which improved productivity in Baosteel's ironmaking process using optimised blends of BHP Billiton iron ore, coking coal and manganese. We were delighted to sign an agreement that formalises this win-win initiative. Baosteel's consumption of BHP Billiton products is set to rise strongly in the future and the relationship between Baosteel's technical and commercial management and BHP Billiton's Carbon Steel Materials (CSM) marketing and technical people in China is providing a platform for a discussion regarding even broader commercial cooperation that will ensure BHP Billiton is one of Baosteel's key raw materials suppliers for decades to come.





Safety is Worsley Alumina's job at hand
Operating Excellence at Worsley Alumina has been tackling the problem of hand and finger injuries using the Six Sigma business improvement methodology. The 'Safe Hands Project' identified the causes of the injuries with team members from Worsley's operations, maintenance and major contractors.

From the beginning, communication played an important role in building awareness of the project and keeping everyone informed of suggestions on ways to reduce the number of injuries. In the spirit of sharing knowledge, suggestions came from BHP Billiton operations in Mozambique and across Australia. They included a 'Safe Hands' video, a weekly newsletter, stickers, posters and a suggestion box.

Statistics

36 000 employees
100 operations
25 countries
30 languages

Our customers and the markets we supply



Tailor-made products

The development of a specialty cobalt product derived by way of a value-added process at BHP Billiton's Yabulu Refinery has been an exciting initiative which has taken an intermediate product of the nickel refining process to a specialty material of choice for the electronic battery industry. By working with manufacturers in this fast-growing market we tailored our product to meet their specific chemical requirements. As a result of this research and development in an essentially niche market, there is a reasonable chance that your laptop computer battery contains BHP Billiton cobalt.

Traditional resources companies put their efforts into extracting commodities and selling them to available markets. At BHP Billiton we have taken a new approach by first identifying our customers' needs, then working with them to determine and help meet their requirements.

To assist this approach, we structured our various businesses into seven Customer Sector Groups (CSGs), each of which has a dedicated, customer-oriented marketing team. A good example of how this works is our CSM CSG, whose marketing team, based in Singapore, works directly with individual steelmakers to determine how best we can provide the raw products that

an individual customer requires, being iron ore, coking (metallurgical) coal and manganese.

These relationships with customers not only equip us to better meet their needs but give us valuable feedback on likely trends in customer demand, helping us plan for future production. Our marketing hubs in Singapore and The Hague co-ordinate all our customer relationships across our major markets of north and east Asia, Europe and North America.

While Europe remains our largest overall market, the size and strength of our markets are changing, reflecting the pace of economic development in particular

regions like Asia. This year China became our largest single country market, representing nearly 13 per cent of our total sales. The pie chart shows a breakdown of our sales across countries and regions this year. We expect the size of the China and Other Asia slices to keep growing into the future. This year we also started looking more seriously at other parts of the world that might follow the China growth story: countries such as India, Russia and Brazil where rapidly growing middle classes are demanding the computers, air conditioners and office complexes, together with the energy that fuels them, that other parts of the world take for granted and that require the raw products we provide.

Innovations in marketing

Our Energy Coal CSG continued to provide innovative solutions to customers. In the most complex of these Energy Coal supplied coal, emissions allowances, freight and foreign exchange hedging in exchange for power that was then sold into the liquid power market in the UK. Energy Coal's ability to successfully structure these and other customer-focused solutions is underpinned by a strong team comprising commercial structurers, modellers, middle-office risk management personnel and individual commodity experts.

Sales by market (percentage)

Europe
Japan
China
Other Asia
North America
Australia
Rest of world



Data for the year ended 30 June 2005

Branding diamonds

After EKATI was brought into production as Canada's first diamond mine, it became apparent that Canadian consumers liked buying diamonds from a local mine. BHP Billiton developed a diamond brand for retailers to supply directly to consumers, which is now marketed as the Aurias™ brand. Following the launch of this programme, market research indicated that a diamond of Canadian origin would have appeal in other countries. This, combined with issues affecting consumer confidence such as conflict diamonds, synthetic diamonds, money laundering and child labour, focused attention on developing a programme where the integrity of the diamond could be assured. CanadaMark™ diamonds are being sold through high-end retail jewellery stores in Canada, the US, Australia, Europe and Japan.

World-class assets across the globe



Escondida

Escondida is the world's largest copper mine, located in northern Chile's Atacama Desert. BHP Billiton owns 57.5 per cent of Escondida, and is the operator and product sales agent. Escondida's strong profitability is derived from the quality of its ore reserves and from economies of scale. The mine accounts for approximately 8 per cent of world primary copper production. Escondida's proved and probable reserves are currently 3.9 billion tonnes, including the addition of 1.2 billion tonnes from the Escondida Norte project. Current mine operations are projected for 34 years.

Our mantra of low-cost, long-life, high-quality assets continues to underpin our strategy and provide the foundation for our business. These assets are not restricted to particular commodities or businesses or to geographic regions. We invest in assets that, over the long-term, generate consistent, robust cash flow, throughout the commodity cycle.

Some of the great natural resources in the world today, for example: Chile's copper; Australia's Bowen Basin coking coal and Pilbara iron ore; and the Gulf of Mexico's oil and gas fields, offer long-term development options within our asset portfolio.

As the availability of new resources and assets in the traditional regions of the world depletes, we look increasingly to more remote and complex regions to identify assets that meet our requirements. North and central Africa, Russia and central Europe, India, China and other Asian regions may each produce the next assets of significance over the coming century.

An expanded nickel business

The addition of WMC Resources Ltd's extensive Western Australia nickel assets to our portfolio has created the world's third largest nickel business, providing BHP Billiton with high-quality operating assets maximising demand growth from stainless steel producers worldwide.

Assets in easily accessible, lower-risk parts of the world, which are already producing long-term and stable cash flows and have development options for the future, appear on our horizon rarely. During the year we successfully bid for and acquired WMC Resources Ltd, a company defined by its long-life, high-quality assets, particularly the Olympic Dam copper, uranium and gold mine in South Australia and its set of nickel operations in Western Australia. The addition of these assets to our portfolio positions us even more strongly to meet the requirements of our markets over coming decades and provide strong future cash flow.

Going deep in the Gulf of Mexico

The US Gulf of Mexico is emerging as a third core business for our Petroleum CSG. In January, the Mad Dog oil and gas field, in which we have a 23.9 per cent working interest, came into production, with a design daily capacity of 100 000 barrels of oil (gross) and 60 million standard cubic feet of gas. We have a 44 per cent interest in the massive Atlantis development, which is expected to start producing next year. In June, we gave the go-ahead to the Neptune oil and gas development, which will be the first deepwater standalone facility that we operate in the Gulf. Neptune is expected to start producing by the end of 2007. With Mad Dog, Atlantis and Neptune, BHP Billiton's net production from the Gulf of Mexico is expected to exceed 100 000 barrels of oil equivalent (boe) per day by the end of 2007 – a four-fold increase in production in just over two years.



Long-life, world-class assets

North West Shelf
Bass Strait
Pilbara Iron Ore
Queensland Coal
Ingwe Coal
Escondida
Worsley
Hillside
Mozal

2005 ———————————— 2024

EBIT from the above assets represented 62 per cent of EBIT in FY 2005.



Growth – using our cash flow to meet future demand and create options



Expansions in iron ore

BHP Billiton's Western Australian iron ore business has been in a constant state of growth for the past five years. The business is based on a world-class resource, efficient and continuously expanding infrastructure, a well-established marketing network and close proximity to the industry growth centres of Asia. A leader in the global seaborne iron ore business for the past 40 years, we have shipped more than two billion tonnes of iron ore to steelmakers all over the world. Extensive iron ore resources support many more decades of iron ore production and we expect our resource base to increase as our exploration programmes continue. Today, we have six open-cut mining operations, including one of the world's largest at Mt Whaleback. The next stage of development is a plan to increase annual capacity to around 150 million tonnes – double our production of only two years ago.

EKATI goes underground

Diamonds are formed deep in the earth's crust and carried to the surface in kimberlite pipes. These pipes are generally small in diameter (300 metres across is a good-sized pipe) and are nearly vertical structures extending deep into the earth. Like most diamond mines, mining at EKATI started at the surface as an open pit. As pits are deepened, they start to look like a funnel, with more and more waste rock having to be mined to allow access to deeper ore. At some point, it becomes more economical to mine by underground means. The Panda pipe was the original mine at EKATI. Panda was the best combination of size, grade and diamond quality at the site. Two years ago, Panda reached the economic limit of open pit mining. A US$182 million (US$146 million BHP Billiton share) project was approved in 2004 to recover additional Panda diamonds by underground mining. This project is on schedule to reach full production early in calendar 2006 and is expected to be completed for slightly less than the original budget.

Making good profits today from our excellent asset base is not enough. To ensure we are able to meet the growing demands of the developing economies of the world, we need to reinvest continually in projects that will enhance our long-life, high-quality assets on which we base our business.

In the past four years we have developed 24 growth projects that are now producing significant additional volumes of a spread of commodities including petroleum, aluminium, iron ore and copper. These projects represent a total investment of around US$5.7 billion. In addition, we spent US$7.2 billion on acquiring WMC Resources Ltd, adding incremental copper and nickel to our portfolio and allowing us to enter a new commodity – uranium.

Our growth pipeline currently shows 26 growth projects that are either in the feasibility stage or are under development and are expected to come on line over the next few years. They represent a total investment of more than US$11 billion

and, again, cover a range of commodities. Behind this pipeline sits a much larger group of projects that are still progressing through our very rigorous assessment process, towards their feasibility stage.

How do we decide which projects to develop? All of our projects are assessed against a range of long-term price forecasts and other variables and will only be progressed if they can be shown to be economically viable even when prices are low.

When we announced our intention to develop Mozal, the state-of-the-art aluminium smelter in Mozambique, at a time when the aluminium price was low, reflecting an oversupply in the world market, and when Mozambique had only recently emerged from a devastating 17 years of civil war, it was because the fundamentals of the project were right. Today, Mozal is a high-performing operation and a model, both from a financial and social perspective, for the world's aluminium industry.

An important element of our growth strategy is to have a broad range of options, so that we can bring on line low-cost, high-quality production to meet market demand at the right time. As a result we will look to enter non-traditional markets in the search for new resources.





Growth in coking coal

BHP Billiton is the world's largest producer of seaborne metallurgical coal from operations in Australia's eastern states. Together, BHP Billiton and its partners plan to increase annual production towards 100 million tonnes by 2010.

Additional production will come primarily from mines held in partnership with Mitsubishi and Mitsui in Queensland's Bowen Basin. These mines will increase production capacity to 59 million tonnes per annum (Mtpa) by 2006, and we are reviewing options to boost production to 80 Mtpa by 2010 from greenfield and brownfield expansion projects. This growth phase is supported by upgrades at Hay Point coal terminal, together with recent expansions in coal processing and handling infrastructure. Production from the niche Illawarra operations and potential new developments such as the Maruwai project in Indonesia will ensure BHP Billiton remains the world's premier supplier of metallurgical coal to the international steel industry.

Sound financial management

Our diversified model – by commodity, geographic location of assets and the markets we sell to – has proven its ability to generate relatively stable cash flow regardless of external factors. It provides the business with a set of natural hedges, ensuring that any one variable, high commodity prices for example, is usually offset by others, such as increased cost pressures in strong producer currencies.

Our ability to use this cash flow and invest in growth projects through the commodity cycle has resulted in new production coming on line into a particularly strong demand and price environment, so providing even greater returns. Our margins and return on capital have improved steadily during the past three years.

Once we have invested in growth and are confident of a solid balance sheet, we aim to return capital to our shareholders. During the year we returned US$3.2 billion to shareholders through an off-market share buy-back programme, through rebasing the underlying level of our dividend and through the dividend payments.



Financial flexibility



■ Gearing (%) ── EBITDA interest cover (times)

Capital management

BHP Billiton is committed to closely managing its capital. The priorities for application of the Group's cash are clear. First, we aim to reinvest in projects with attractive rates of return. Then we look to return capital to shareholders through the continuation of our progressive dividend policy and through other forms of capital return, such as share buy-backs. During the year, the Group returned US$2.0 billion to shareholders via a US$1.78 billion off-market buy-back of BHP Billiton Limited shares at a 12 per cent discount to the prevailing market price. The remaining US$220 million were distributed to shareholders as part of the interim dividend, at 13.5 US cents per share. This was an increase of 69 per cent over last year's interim dividend and a 42 per cent increase from the dividend declared in August 2004. This rebased dividend level will be the starting reference point for future periods, a sign of the confidence we have in the medium term outlook and our ability to consistently deliver earnings and cash flow to support this higher level of dividend payment.







Managing debt

Consistent with the Group's priorities for its cash flow, the share buy-back and increased dividend were preceded by a considerable reduction in net debt over the past two years. Underlying these increased returns to shareholders is a confidence in the financial strength of the Group, which is also shared by the financial markets. This was best demonstrated by the reaction to the increase in debt associated with the US$7.2 billion acquisition of WMC Resources Ltd. While the acquisition was entirely debt-funded, the international credit rating agencies did not change the Group's credit ratings and the cost of the Group's debt in the debt markets also remained essentially unchanged. In March, when we announced the WMC acquisition, we indicated that this would increase our net gearing to around 42 per cent by 30 June 2005. In fact, our net gearing is a full 6 per cent lower at 35.7 per cent as a result of the strength of our cash flow during the period.

Sustainable development

The Company's commitment to sustainable development has evolved over our long history of operational experience and through lessons learned along the way. Working through complex issues associated with our operations has highlighted environmental and social performance as a critical success factor for the Company. We are well aware of the costs of getting it wrong but, more importantly, we recognise the value that can be created by getting it right. Consequently, we adopt a holistic approach to business strategy, seeking to realise value for all our stakeholders through a sustainable business philosophy.

Mozal – a model for integrating sustainability into resource projects
BHP Billiton is committed to sustainable development, as articulated in our Charter, Sustainable Development Policy and HSEC Management Standards. Social and environmental performance is a critical factor in business success. Our aim, while creating value for all our stakeholders, is to enhance the societal benefit of our operations and to reduce their environmental impact.

We recognise that the journey towards sustainable development is about engaging and partnering with our stakeholders to address the challenges associated with establishing resource projects and to jointly share the benefits of success.

Our Mozal aluminium smelter project in Mozambique stands as a model for realising a sustainable long-term investment based on sound business principles that encompass the recognition and effective management of social and environmental responsibilities.

For further information, refer to our Sustainability Report at *http://sustainability.bhpbilliton.com/2005/report/*.



Black Economic Empowerment Procurement Policy implemented across our sites in southern Africa
Black Economic Empowerment (BEE) legislation has been introduced in South Africa to address inequalities created by past history, particularly the exclusion of black people from participating in the country's economy. The Company has been responding to the legislation through the implementation of our BEE Procurement Policy, which was introduced in 2003, and the establishment of a central BEE Supply Unit. The Policy attempts to address the socio-economic imbalance by increasing the participation of previously disadvantaged groups. It has been rolled out throughout the country.

The objectives of the Supply Unit are to provide access by black suppliers to the Company's procurement activities, and to ensure that all buying organisations within the Group have the support to successfully achieve legislated procurement targets.

The benefits of these objectives are being realised through increased understanding of the issues surrounding encouragement of BEE involvement, and closer monitoring and reporting of the engagement of BEE suppliers.

BHP Billiton wins prestigious UK award for Corporate Social Responsibility
In July 2005, BHP Billiton was awarded the title 'Company of the Year' at London's 'Business in the Community Awards'. BHP Billiton is the first company in the extractive industries to receive the award and we are the first recipient recognised for our global activities.

Reclamation success in the US
The 'Best of the Best' Reclamation Award by the Office of Surface Mining of the US Department of the Interior was presented to BHP Billiton's San Juan Coal Company in September 2004 at the MINExpo in Las Vegas. This is the most prestigious mine reclamation award in the United States. The award was given for the innovative development and implementation of fluvial geomorphic principles to re-establish drainage in reclaimed land. Natural meandering stream beds, which resist erosion and allow for the natural re-establishment of vegetation in the stream channels, are established, while dozers equipped with GPS-based systems create the fluvial geomorphic terrain. The result is land that will support wildlife.

Exploration



Technical innovation through FALCON™
Our FALCON™ technology gives us a unique competitive advantage in the search for mineral deposits and hydrocarbon reserves. FALCON™ is an airborne gravity gradiometer that measures minute changes in the Earth's gravity. This technology provides BHP Billiton with a unique advantage in the search for mineral and hydrocarbon deposits and has helped in the resource evaluation of some major operations, such as the EKATI diamond mine in Northwest Territories, Canada, and the Cannington silver and lead mine in Queensland, Australia. BHP Billiton currently has four operational systems dedicated to minerals exploration across the globe. This provides us with innovative commercial strategies involving partnerships and alliances through increased exposure to a disproportionate number of potential new discoveries. BHP Billiton has also developed its own FALCON™ data processing software to further enhance this competitive advantage. In this way BHP Billiton continues to gain exposure to a large proportion of high-quality opportunities and has a cost-effective means of screening them, thereby significantly increasing its overall probability of success.

Our exploration programme is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development, thereby securing options for long-term value creation.

Globally, the rate of discovery of new mineral resources is declining, in large part driven by increasing maturity of established mining areas. Our approach to reverse this trend is to explore established areas with new technologies and techniques, and to increasingly explore new ground in emerging countries.

With this in mind we developed and operate the FALCON™ airborne gravity gradiometer, the first truly new exploration technology for about 15 years, and the geoferret EM system, which enables us to detect mineralisation deeper than was previously possible. Both techniques provide competitive advantage in established areas and have opened up new exploration opportunities for us, both on our own and through

arrangements with junior explorers. We are currently using FALCON™ for diamond exploration in Canada, Australia and southern Africa, and geoferret for nickel exploration in Western Australia.

We are also pursuing an increasing number of opportunities in highly prospective developing countries. For example, while we continue to pursue copper exploration activities in Chile and Peru, we are also exploring opportunities in the Democratic Republic of Congo (DRC), Mongolia and Pakistan. Likewise, in diamonds we have an extensive programme in Canada and in Angola, the Democratic Republic of the Congo (DRC) and Botswana. In nickel we have a programme in Western Australia and we are also exploring in the Philippines, Africa and Brazil. In the bulk commodities, activities are focused on a small number of world-class terrains in Australia, Brazil, India and west Africa. In total, we discovered 50 new mineralised prospects in 2005.



Exploration statistics in 2005

57 joint ventures
US$82.7m expenditure
Exploration centres from **Australia** to **Asia** to **Africa** to **North** and **South America**

Frontier exploration
Our primary exploration focus for petroleum products is on the US Gulf of Mexico. Using leading-edge technology and drilling in water depths of up to 10 000 feet to locate resources 25 000 feet beneath the ocean floor, we have had positive results at several wells. Industry reports show BHP Billiton to have been the single most active driller at one stage of the year, participating in up to nine exploration, appraisal and development wells. Importantly, this drilling and appraisal programme has been conducted with an excellent safety record. We have also been active with our drilling programme at the Stybarrow, Pyrenees and Scarborough fields off the coast of Western Australia. During the year our position was strengthened by the acquisition of additional exploration acreage in Algeria, Pakistan and the Gulf of Mexico. BHP Billiton now holds working interests in around 400 leases in the Gulf of Mexico, including 378 exploration blocks and 19 blocks held by production.

CUSTOMER SECTOR GROUP HIGHLIGHTS >

- Eight major growth projects commissioned during the year: six in Petroleum and one each in Diamonds and Specialty Products and Carbon Steel Materials.

- Ten major projects currently in development.

- Year-on-year Earnings Before Interest and Tax (EBIT) increases in every Customer Sector Group.

- Record annual production volumes in 11 commodities at a time of strong product prices.

- Record aluminium production with both Mozal and Hillside operating above nameplate capacity and expected to continue.

- Record total production of silver, lead and molybdenum.

- Record annual production of iron ore, coking coal and manganese ore and alloys.

- Record nickel production from Cerro Matoso.

- The acquisition of WMC has added materially to our nickel and copper businesses. BHP Billiton is now the world's second largest copper producer and the third largest nickel producer.



Petroleum

EBIT increased
↑31.6%

	US$ million
Turnover	5 970
EBIT (excluding exceptional items)	1 830
Capital and investment expenditure	962
Net operating assets	4 435

Earnings Before Interest and Tax (EBIT), excluding exceptional items, were US$1830 million, compared with US$1391 million in 2004, an increase of US$439 million. The new projects commissioned were North West Shelf LNG Train 4 (Australia), ROD oil project (Algeria), Mad Dog oil project (US), Angostura oil project (Trinidad and Tobago), Minerva gas project (Australia) and Gulf of Mexico Caesar and Cleopatra pipeline infrastructure (US).

The commissioning of six major projects during the year was the culmination of many years' work and will provide a base for increasing oil and gas production in the future. We started seeing a ramp-up in production from these projects in the second half of the financial year which, combined with high oil prices, helped us achieve a strong result.






Aluminium

EBIT increased
↑25.9%

	US$ million
Turnover	5 265
EBIT	977
Capital and investment expenditure	280
Net operating assets	5 353

Earnings Before Interest and Tax (EBIT) were US$977 million, compared with US$776 million in 2004, an increase of US$201 million. The increase was mainly attributable to higher realised prices for aluminium and alumina together with higher aluminium sales volumes reflecting the first full year of production from the expansion at Hillside (South Africa).

The success of our portfolio of mining, refining and smelting operations is based largely on our access to economic bauxite and competitive power. The quality of the portfolio reflects our ability to construct, commission and operate our assets efficiently.

We intend to increase our portfolio through brownfield expansions and the identification of high quality greenfield opportunities through an increased and targeted business development programme.



Base Metals

EBIT increased
↑88.3%

	US$ million
Turnover	5 071
EBIT (excluding exceptional items)	2 177
Capital and investment expenditure	668
Net operating assets	8 030

Earnings Before Interest and Tax (EBIT), excluding exceptional items, were US$2177 million, compared with US$1156 million in 2004, an increase of US$1021 million.

High copper, molybdenum, silver, lead and zinc prices combined with production records at Escondida, Antamina and Cannington drove this record result. These factors were partially offset by increased input and price-linked costs and a stronger Australian dollar to US dollar exchange rate.

The addition of the Olympic Dam copper/uranium operation to the Base Metals portfolio, plus the start-up of the Escondida Sulphide Leach project will see production capacity expand rapidly in 2006.





Carbon Steel Materials

EBIT increased
↑148.1%

	US$ million
Turnover	7 606
EBIT (excluding exceptional items)	2 821
Capital and investment expenditure	1 071
Net operating assets	3 698

Earnings Before Interest and Tax (EBIT), excluding exceptional items, were US$2821 million, compared with US$1137 million in 2004, an increase of US$1684 million. The increase was mainly attributable to stronger commodity prices for all products and increased volumes from Western Australian iron ore, Queensland coal and our manganese ore operations.

The result reflects a new growth phase in the global steel industry, which has led to strong demand and prices for seaborne iron ore, metallurgical coal and manganese. The business continues to expand production of each of these commodities to meet growing demand.

Diamonds and Specialty Products

EBIT increased
↑1.7%

	US$ million
Turnover	1 544
EBIT (excluding exceptional items)	417
Capital and investment expenditure	244
Net operating assets	1 806

Earnings Before Interest and Tax (EBIT), excluding exceptional items, were US$417 million, compared with US$410 million in 2004, an increase of US$7 million.

The increase was driven by higher realised prices for diamonds and titanium feedstock, offset by lower diamond sales volumes and higher costs due to the processing of lower grade material and a stronger Canadian dollar.

The EKATI Diamond Mine enjoyed another year of strong operating performance and profitability, while Richards Bay Minerals is benefiting from a strong market for its titanium, zircon and pig iron products.

The acquisition of WMC Resources Ltd added one of the world's largest known titanium dioxide deposits, Corridor Sands, to our portfolio. It also brought a fertilisers business as well as valuable new technical capabilities.





Energy Coal

EBIT increased
↑163.2%

	US$ million
Turnover	3 390
EBIT (excluding exceptional items)	616
Capital and investment expenditure	169
Net operating assets	2 087

Earnings Before Interest and Tax (EBIT), excluding exceptional items, were US$616 million, compared with US$234 million in 2004, an increase of US$382 million. This increase was mainly attributable to higher export prices, resulting from continued strong demand in the Atlantic and Pacific markets. The strength of the rand, Australian dollar and Colombian peso against the US dollar as well as inflation in South Africa had an unfavourable impact on operating costs.

While over half our South African coal production is sold domestically, we are increasing our emphasis on the export market and seeking opportunities to supply new countries.

Expansions of Cerrejon Coal Company in Colombia and the progression of an underground project at Mount Arthur Coal in Australia to pre-feasibility will help meet increasing global demand for energy sources.

Stainless Steel Materials

EBIT increased
↑32.7%

	US$ million
Turnover	2 274
EBIT (excluding exceptional items)	758
Capital and investment expenditure	449
Net operating assets	4 605

Earnings Before Interest and Tax (EBIT), excluding exceptional items, were US$758 million, compared with US$571 million in 2004, an increase of US$187 million. The increase was mainly due to higher nickel and ferrochrome prices compared to the prior year. The ferrochrome operations were sold, effective 1 June 2005.

Record production at Cerro Matoso in Colombia and another strong result from the Yabulu refinery in Australia reflect both operating excellence initiatives and higher recoveries.

The combination of WMC Resources Ltd's nickel operations with our existing assets has created a world-class nickel business and a major global supplier of materials to the stainless steel industry.

BHP Billiton Locations



Offices

- Offices
- Petroleum
- Aluminium
- Base Metals
- Carbon Steel Materials
- Diamonds and Specialty Products
- Energy Coal
- Stainless Steel Materials

Offices

♦ Corporate Centres
● Marketing Offices
▲ Minerals Exploration Offices
■ Technology Centres

Ref	Country	Location
1	Australia	Adelaide ♦ ●
2	Australia	Brisbane ● ▲
3	Australia	Melbourne (Global Headquarters) ♦ ● ▲ ■
4	Australia	Newcastle ■
5	Australia	Perth ♦ ● ▲ ■
6	Belgium	Antwerp ●
7	Brazil	Rio de Janeiro ● ▲
8	Canada	Vancouver ▲
9	Chile	Santiago ♦ ● ▲
10	China	Beijing ● ▲ ■
11	China	Shanghai ●
12	Germany	Essen ●
13	India	New Delhi ● ▲
14	Indonesia	Jakarta ●
15	Japan	Tokyo ●
16	Korea	Seoul ●
17	Netherlands	The Hague ●
18	Peru	Lima ▲
19	Russia	Moscow ● ▲
20	Singapore	Singapore ●
21	South Africa	Johannesburg ♦ ● ▲ ■
22	Switzerland	Baar ●
23	UK	London ♦
24	UK	Sheffield ●
25	US	Houston ♦ ●
26	US	Pittsburgh ●

Petroleum

Ref	Country	Site/Asset	Description	Ownership
27	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
28	Algeria	ROD Integrated Development	Onshore oil development	36.04%
29	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
30	Australia	Griffin	Operator of oil and gas project offshore WA	45%
31	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
32	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
33	Pakistan	Zamzama	Operator of onshore gas development	38.5%
34	Trinidad and Tobago	Angostura	Operator of oil field	45%
35	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
36	UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
37	US	Gulf of Mexico	Interests in several producing assets, the Atlantis and Neptune developments, and a significant exploration acreage position	4.95–100%
–	Various	Exploration	Exploration interests in Algeria, Australia, Brazil, Brunei, Maritime Canada, Pakistan, South Africa, Trinidad and Tobago, UK, US	–



Carbon Steel Materials

Ref	Country	Site/Asset	Description	Ownership
52	Australia	Boodarie Iron	Hot briquetted iron plant (permanently closed 24 August 2005)	100%
53	Australia	GEMCO	Producer of manganese ore	60%
54	Australia	Illawarra Coal	Three underground coal mines	100%
55	Australia	Queensland Coal	World's largest supplier of high-quality metallurgical coal for steel production	50–80%
56	Australia	TEMCO	Producer of manganese alloys ●	60%
57	Australia	WA Iron Ore	Pilbara iron ore mine, rail and port operations	85–100%
58	Brazil	Samarco	An efficient low-cost producer of iron ore pellets	50%
59	South Africa	Samancor Manganese	Integrated producer of manganese alloys and ferroalloys	60%

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
60	Australia	Melbourne	Hi Fert head office	33.3%
61	Australia	Southern Cross Fertilisers	Mt Isa sulphuric acid manufacture and Phosphate Hill phosphate mine and plant (formerly known as Queensland Fertilizer Operations)	100%
62	Canada	Yellowknife	EKATI diamond mine in the Northwest Territories of Canada	80%
63	South Africa	Richards Bay Minerals	World's largest producer of titanium slag ●	50%
64	Mozambique	Corridor Sands	Titanium minerals project ▲	90%

Minerals Exploration Offices and Technology Centres are managed by Diamonds and Specialty Products and are shown under the Offices section.

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
65	Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
66	Australia	Illawarra Coal	Marketing agent for energy coal output	–
67	Australia	Queensland Coal	Marketing agent for energy coal output	–
68	Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
69	Indonesia	PT Arutmin	Exclusive agent for coal output	–
70	South Africa	Ingwe	Largest coal producer in South Africa	100%
71	US	New Mexico Coal	Mine-mouth operations	100%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
72	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter, Kwinana nickel refinery, Kambalda concentrator	100%
73	Australia	QNI Yabulu Refinery	The Yabulu refinery is one of the world's major laterite nickel-cobalt processing plants	100%
74	Australia	Ravensthorpe Nickel Project	Ravensthorpe nickel mine and processing facility (currently in development)	100%
75	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in north Colombia	99.8%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
38	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
39	Brazil	Alumar	Alumina refinery and aluminium smelter	36–46.3%
40	Brazil	MRN	Bauxite mine	14.8%
41	Brazil	Valesul Aluminio	Aluminium smelter	45.5%
42	Mozambique	Mozal	Aluminium smelter	47.1%
43	South Africa	Hillside/Bayside	Two aluminium smelters	100%
44	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
45	Australia	Cannington	Silver, lead and zinc mine in north-west Queensland	100%
46	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
47	Chile	Cerro Colorado	Copper mine in northern Chile, producing cathode copper through a SX-EW leach operation	100%
48	Chile	Escondida	The world's largest copper mine, located in northern Chile	57.5%
49	Chile	Spence	Open cut copper mine under development	100%
50	Peru	Antamina	Large copper-zinc mine	33.75%
51	Peru	Tintaya	Produces copper concentrate and copper cathode within the 'Skarn Belt' of south-eastern Peru	99.95%

Review of Operations

All references to production volumes are BHP Billiton share unless noted otherwise.

CSG Assets	Principal product	Country	BHP Billiton ownership (%)	2005 production BHP Billiton share
Petroleum				
Crude Oil & Condensate ('000 barrels)				
Bass Strait	Oil & gas	Australia	50.0	16 736
Minerva	Oil & gas	Australia	90.0	54
North West Shelf – condensate	LNG, liquids & gas	Australia	8.33–16.67	5 340
North West Shelf – Wanaea/Cossack	LNG, liquids & gas	Australia	8.33–16.67	5 853
Laminaria/Corallina [a]	Oil	Australia	25–32.6	1 153
Griffin	Oil & gas	Australia	45.0	1 743
Pakistan	Gas & condensate	Pakistan	38.5	211
Typhoon/Boris	Oil & gas	US	50.0	4 330
Mad Dog	Oil & gas	US	23.9	813
Other Americas	Oil & gas	US	4.95–50	666
Angostura	Oil & gas	Trinidad and Tobago	45.0	1 796
Liverpool Bay	Oil & gas	United Kingdom	46.1	6 116
Bruce/Keith	Oil, gas & LPG	United Kingdom	16.0–31.83	1 011
Ohanet	Oil & gas	Algeria	45.0	2 040
ROD	Oil & gas	Algeria	36.04–45	2 978
				50 840
Natural Gas (billion cubic feet)				
Bass Strait	Oil & gas	Australia	50.0	115.74
Minerva	Oil & gas	Australia	90.0	16.42
North West Shelf – Domestic	LNG, liquids & gas	Australia	8.33–16.67	14.63
North West Shelf – LNG	LNG, liquids & gas	Australia	8.33–16.67	83.09
Griffin	Oil & gas	Australia	45.0	2.63
Moranbah Coal Bed Methane	Gas	Australia	50.0	3.24
Illawarra Coal Bed Methane	Gas	Australia	100.0	5.48
Pakistan	Gas & condensate	Pakistan	38.5	31.69
Typhoon/Boris	Oil & gas	US	50.0	7.12
Mad Dog	Oil & gas	US	23.9	0.21
Other Americas	Oil & gas	US	4.95–50	7.68
Bruce/Keith	Oil, gas & LPG	United Kingdom	16.0–31.83	23.77
Liverpool Bay	Oil & gas	United Kingdom	46.1	33.98
				345.68
LPG ('000 tonnes)				
Bass Strait	Oil & gas	Australia	50.0	510.61
North West Shelf	LNG, liquids & gas	Australia	8.33–16.67	129.52
Bruce/Keith	Oil, gas & LPG	United Kingdom	16.0–31.83	59.96
Ohanet	Oil & gas	Algeria	36.04–45	160.01
				860.10
Ethane ('000 tonnes)				101.53
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent)				119.03

				Increased Capacity
Growth Projects				
Development	*Atlantis South – Q3 CY06*	*Oil & gas*	*US*	*44.0*	(b)
	Neptune – End CY07	*Oil & gas*	*US*	*35.0*	(c)
	North West Shelf 5th Train – End CY08	*LNG*	*Australia*	*16.67*	*4.2* (d)
Feasibility	*Zamzama Phase 2 – Q3 CY07*	*Gas & condensate*	*Pakistan*	*38.5*	*150* (e)
	Atlantis North – Q1 CY08	*Oil & gas*	*US*	*44.0*	(f)
	Stybarrow – Q1 CY08	*Oil & gas*	*Australia*	*50.0*	*80 000* (g)
	Shenzi – Mid CY08	*Oil & gas*	*US*	*44.0*	*100 000* (h)
	NWS Angel – End CY08	*Gas*	*Australia*	*16.67*	

(a) BHP Billiton sold its interest in Laminaria/Corallina with effect from 14 January 2005.
(b) 200 000 barrels of oil and 180 million cubic feet of gas per day (100 per cent).
(c) 50 000 barrels of oil and 50 million cubic feet of gas per day (100 per cent).
(d) Million tonnes per annum (100 per cent).
(e) mmscf per day (100 per cent).
(f) Tie-back to Atlantis South.
(g) Barrels per day (100 per cent).
(h) Barrels per day (100 per cent).

Aluminium				
Alumina ('000 tonnes)				
Worsley	Alumina & bauxite	Australia	86.0	2 813
Paranam	Alumina	Suriname	45.0	874
Alumar	Alumina	Brazil	36.0	495
				4 182
Aluminium ('000 tonnes)				
Hillside	Aluminium	South Africa	100.0	685
Bayside	Aluminium	South Africa	100.0	166
Alumar	Aluminium	Brazil	46.3	176
Valesul	Aluminium	Brazil	45.5	43
Mozal	Aluminium	Mozambique	47.1	260
				1 330

				Increased Capacity ('000 tonnes per annum)
Growth Projects				
Development	*Worsley Development Capital Projects – Q1 CY06*	*Alumina*	*Australia*	*86.0*	*250 (100% basis)*
	Paranam – Q3 CY05	*Alumina*	*Suriname*	*45.0*	*250 (100% basis)*
Feasibility	*Alumar Alumina Refinery – Q1 CY08*	*Alumina*	*Brazil*	*36.0*	*2 000 (100% basis)*

Base Metals				
Copper ('000 tonnes)				
Concentrate				
Escondida	Copper	Chile	57.5	578.2
Antamina	Copper-zinc	Peru	33.75	123.1
Tintaya	Copper	Peru	99.95	72.7
				774.0
Cathode				
Escondida	Copper	Chile	57.5	87.3
Cerro Colorado	Copper	Chile	100.0	113.1
Tintaya	Copper	Peru	99.95	34.4
Pinto Valley	Copper	US	100.0	9.1
Olympic Dam [a]	Copper-uranium	Australia	100.0	16.1
				260.0
Lead (tonnes)				
Cannington	Silver, lead & zinc	Australia	100.0	281 970
				281 970
Zinc (tonnes)				
Cannington	Silver, lead & zinc	Australia	100.0	52 841
Antamina	Copper-zinc	Peru	33.75	52 520
				105 361

CSG Assets	Principal product	Country	BHP Billiton ownership (%)	2005 production BHP Billiton share
Base Metals continued				
Gold (ounces)				
Escondida	Copper	Chile	57.5	96 606
Tintaya	Copper	Peru	99.95	21 765
Olympic Dam [a]	Copper-uranium	Australia	100.0	7 042
				125 413
Silver ('000 ounces)				
Escondida	Copper	Chile	57.5	2 551
Antamina	Copper-zinc	Peru	33.75	2 774
Tintaya	Copper	Peru	99.95	629
Cannington	Silver, lead & zinc	Australia	100.0	44 030
Olympic Dam [a]	Copper-uranium	Australia	100.0	62
				50 046
Uranium Oxide Concentrate (tonnes)				
Olympic Dam [a]	Copper-uranium	Australia	100.0	415
				415

Growth Projects				Increased Capacity (tonnes per annum) [b]
Development Escondida Norte – Q4 CY05	Copper	Chile	57.5	
Escondida Sulphide Leach – H2 CY06	Copper	Chile	57.5	180 000 (100% basis)
Spence – Q4 CY06	Copper	Chile	100.0	200 000
Feasibility Escondida Coarse Particle Recovery – Q3 CY07	Copper	Chile	57.5	50 000 (100% basis)

(a) BHP Billiton acquired Olympic Dam with the acquisition of WMC Resources Ltd. Production data is shown from 1 June 2005.
(b) Maintains Escondida's total capacity at 1.25 mtpa (100 per cent basis).

Carbon Steel Materials				
Iron Ore ('000 tonnes)				
Mt Newman	Iron ore	Australia	85.0	25 736
Mt Goldsworthy	Iron ore	Australia	85.0	4 685
Area C Joint Venture	Iron ore	Australia	85.0	16 612
Yandi	Iron ore	Australia	85.0	35 661
Jimblebar	Iron ore	Australia	100.0	6 364
Samarco	Iron ore	Brazil	50.0	7 687
				96 745
Metallurgical Coal ('000 tonnes)				
BHP Billiton Mitsubishi Alliance	Metallurgical coal	Australia	50.0	25 395
BHP Mitsui Coal	Metallurgical coal	Australia	80.0	5 657 (100% basis)
Illawarra Coal	Metallurgical coal	Australia	100.0	6 251
				37 303
Manganese ('000 tonnes)				
Australia and South Africa	Manganese ore	Australia/South Africa	60.0	5 455 (100% basis)
Australia and South Africa	Manganese alloy	Australia/South Africa	60.0	755 (100% basis)

Growth Projects				Increased Capacity ('000 tonnes per annum)
Development BMA Phase 1 – Mid CY05	Metallurgical coal	Australia	50.0	5 000 (100% basis)
Blackwater Coal Preparation Plant – H1 CY06	Metallurgical coal	Australia	50.0	(a)
BMA Phase 2 – H2 CY06	Metallurgical coal	Australia	50.0	2 000 (100% basis)
WA Iron Ore RGP2 – H2 CY06	Iron ore	Australia	85.0	8 000 (100% basis)
Feasibility WA Iron Ore RGP3 – Q2 CY08	Iron ore	Australia	85.0	20 000 (100% basis)
Samarco – H2 CY08	Iron ore	Brazil	50.0	7 000 (100% basis)
WA Iron Ore RGP4+ – H1 CY10	Iron ore	Australia	85.0	(b)
Maruwai – H1 CY09	Metallurgical coal	Indonesia	100.0	5 000

(a) New coal handling and processing facility to replace three existing plants.
(b) Takes total system capacity at Western Australian Iron Ore to 152 million tonnes per annum (100 per cent).

Diamonds and Specialty Products				
Diamonds ('000 carats)				
EKATI Diamond Mine	Diamonds	Canada	80.0	3 617
Richards Bay Minerals ('000 tonnes)	Titanium dioxide	South Africa	50.0	525 [a]
Integris Metals (million lbs) [b]	Metals distribution	US	50.0	336
Fertiliser ('000 tonnes)				
Queensland Fertiliser Operations [c]	Fertiliser	Australia	100.0	73.9

Growth Projects				Increased Capacity ('000 carats) [d]
Feasibility Koala Underground – Q1 CY08	Diamonds	Canada	80.0	

(a) Attributable capacity.
(b) BHP Billiton sold its interest in Integris Metals Inc effective 4 January 2005.
(c) BHP Billiton acquired Queensland Fertilizer Operations with the acquisition of WMC Resources Ltd. Production data is shown from 1 June 2005.
(d) 3 000 tonnes per day ore processed (100 per cent).

Energy Coal				
Energy Coal ('000 tonnes)				
Ingwe	Energy coal	South Africa	100.0	54 650
New Mexico	Energy coal	US	100.0	14 927
Hunter Valley	Energy coal	Australia	100.0	9 865
Cerrejon	Energy coal	Colombia	33.3	7 974
				87 416

Stainless Steel Materials				
Nickel ('000 tonnes)				
Cerro Matoso SA	Nickel	Colombia	99.8	51.3
QNI Yabulu	Nickel	Australia	100.0	31.4
Nickel West [a]	Nickel	Australia	100.0	9.2
				91.9
Ferrochrome ('000 tonnes)				
South Africa [b]	Ferrochrome	South Africa	60.0	954 (100% basis)

Growth Projects				Increased Capacity ('000 tonnes per annum)
Development Ravensthorpe – Q2 CY07	Contained nickel in concentrate	Australia	100.0	50.0
Yabulu – End CY07	Nickel	Australia	100.0	45.0

(a) BHP Billiton acquired Nickel West with the acquisition of WMC Resources Ltd. Production data is shown from 1 June 2005.
(b) BHP Billiton sold its interest in Samancor Chrome with effect from 1 June 2005.

Corporate Governance Statement

Corporate Governance at a Glance

1. Governance at BHP Billiton

BHP Billiton's corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions (Corporate Objective). In pursuing the Corporate Objective we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity, and respect for others. This approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Guide to Business Conduct. A copy of the Guide can be found on the Group's website at *www.bhpbilliton.com/aboutus/governance.*

This Statement outlines BHP Billiton's system of governance. Shareholders are reminded that BHP Billiton operates under a dual listed companies structure with primary listings in Australia and the UK. BHP Billiton Limited and BHP Billiton Plc, the parent entities of BHP Billiton, are registered in the US and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions, as they inevitably do, the Directors have resolved to adopt those principles that they consider to be the better of the prevailing standards.

BHP Billiton Limited and BHP Billiton Plc have identical Boards of Directors. (The Boards are hereafter referred to collectively as the Board.)

2. Shareholders

The Board of BHP Billiton represents the shareholders who, in turn, elect its members. Shareholders vote on important matters affecting the Group including changes to the Group's constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.

The Board recognises that to vote in an informed manner shareholders must receive high-quality, relevant information in a timely manner. To safeguard the effective dissemination of information, BHP Billiton has developed a Market Disclosure and Communications Policy. A copy of this Policy is available at *www.bhpbilliton.com/aboutus/governance*. The Policy outlines how BHP Billiton identifies and distributes information in a timely way to all shareholders and market participants. It also reinforces BHP Billiton's commitment to the continuous disclosure obligations imposed by law, and describes the procedures implemented to ensure compliance.

Copies of announcements to the stock exchanges on which BHP Billiton is listed, investor briefings, half-yearly financial statements, the Annual Report and other relevant information are posted to the Group's website at *www.bhpbilliton.com*. Any person wishing to receive advice by email of Group news releases can subscribe at *www.bhpbilliton.com*.

Shareholders are encouraged to make their views known to the Group and to directly raise any matters of concern. The Chairman has regular meetings with shareholders to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. From time to time the

Group will enter into dialogue with shareholders to share views on matters of interest.

Shareholders are encouraged to attend annual general meetings and to use this opportunity to ask questions. Questions can be registered prior to the meeting by completing the relevant form accompanying the notice of meeting or by emailing the Group at: *investor.relations@bhpbilliton.com*. Questions that have been lodged, and their answers, are posted to the website. The external auditor attends the annual general meetings and is available to answer questions.

Shareholders may appoint proxies electronically through the website. The notice of meeting describes how this can be done.

Proceedings at shareholder meetings and important Company briefings are broadcast live from the Company's website. Copies of the speeches delivered by the Chairman and Chief Executive Officer (CEO) to the annual general meeting, a summary of the proceedings of the meeting, and the outcome of voting on the items of business are posted to the website following the meeting.

3. Board of Directors – role and responsibilities

The role of the Board is to represent the shareholders and to promote and protect the interests of the Company. It does so by governing the Group.

The Board has published a 'Board Governance Document' which is a statement of the practices and processes the Board has adopted to discharge its role. It includes the processes it has implemented to undertake its own tasks and activities; the matters it has reserved for its own decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO. The Board Governance Document can be found at *www.bhpbilliton.com/aboutus/governance*.

The Board has specifically reserved the following matters for its decision:

- appointments to the position of CEO and approval of appointments of executives reporting to the CEO
- approval of strategy and annual budgets
- determination of matters in accordance with the approvals framework, and
- formal determinations that are required by the Group's constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO who is free to take all decisions and actions which, in the CEO's judgement, are reasonable having regard to the limits imposed by the Board. The limits are published in the Board Governance Document. The CEO remains accountable to the Board for the authority that is delegated to him, and for the performance of the Group. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the

Board of Directors



Don Argus



Charles Goodyear



John Buchanan



Michael Chaney



Carlos Cordeiro



David Crawford



Lord Renwick of Clifton



David Jenkins



Miklos Salamon



John Schubert   **David Brink**



Karen Wood,
Company Secretary

Corporate Governance Statement continued

Group through its Committees. Reports from each of the Committees are set out on pages 39 to 43.

The CEO is required to report systematically in a spirit of openness and trust on the progress being made by the Group's businesses. The Board (and its Committees) determine the information required from the CEO, any employee of the Group or any external party including the auditor. Dialogue between individual members of the Board and the CEO and senior executives is encouraged to enable Directors to gain a better understanding of the Group's businesses. Directors are encouraged to participate in debate and to bring independent

judgement to bear on matters being considered. The Board believes that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes.

4. Board of Directors – composition, structure and process

This section outlines how the Board has structured itself to best fulfil its role.

4.1 Membership

The Board currently comprises nine non-executive Directors and two executive Directors. The names and biographical details of the Directors are set out below:

Don Argus AO, FAIB, FCPA, FAICD, 67

Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2004 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: Don Argus has considerable experience in international business

and a strong management background. He has more than 40 years' experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.

Other directorships and offices (current and recent):
- Chairman of Brambles Industries Ltd (since September 1999) and a director (since May 1999)
- Chairman of Brambles Industries Plc and a director (since August 2001)

- Director of Australian Foundation Investment Company Ltd (since May 1999)
- Former Director of Southcorp Limited (from May 1999 until August 2003)
- Member of the International Advisory Council of Allianz Aktiengesellschaft (since April 2000)

Board Committee membership:
- Chairman of the Nomination Committee

Charles Goodyear BSc, MBA, FCPA, 47

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed CEO in January 2003. Mr Goodyear was last re-elected in 2004 and is not retiring or standing for re-election in 2005.

Independent: No

Skills and experience: Charles Goodyear has extensive experience in finance, corporate restructuring and mergers and acquisitions. He joined the Group as Chief Financial Officer (CFO) in 1999. He was previously President of Goodyear Capital Corporation and Executive Vice President and CFO of Freeport-McMoRan Inc.

Other directorships and offices (current and recent):
- Member of the International Council of Mining and Metals
- Member of the United States National Petroleum Council

Board Committee membership: Nil

David Brink MSc Eng (Mining), D Com (hc), 66

Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Brink was last re-elected in 2003 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: David Brink brings considerable mining and finance experience to the Group. He has over 20 years' experience in

the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate.

Other directorships and offices (current and recent):
- Chairman of Unitrans Limited (since November 1997)
- Deputy Chairman of ABSA Bank Limited and ABSA Group Limited (since April 1992)

- Director of Sanlam Limited (since January 1994)
- Director of Sappi Limited (since March 1994)
- Former Director of Murray & Roberts Holdings Ltd (from July 1984 until December 2003)
- Vice President of the South African Institute of Directors

Board Committee membership:
- Chairman of the Sustainability Committee
- Member of the Risk and Audit Committee

John Buchanan BSc, MSc (Hons 1), PhD, 62

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Mr Buchanan was last re-elected by shareholders in 2003 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the United Kingdom

and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals.

Other directorships and offices (current and recent):
- Deputy Chairman of Smith & Nephew Plc (since February 2005)

- Director of AstraZeneca Plc (since April 2002)
- Director of Vodafone Group Plc (since April 2003)
- Former Director of Boots Plc (from December 1997 until July 2003)
- Former executive Director of BP Plc (from 1996 until November 2002)

Board Committee membership:
- Chairman of the Remuneration Committee
- Member of the Nomination Committee

Michael Chaney AO, BSc, MBA, Hon. LLD *W. Aust*, FAIM, FAICD, 55

Term of office: Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Chaney was last re-elected in 2003 and is retiring in 2005 and not seeking re-election.

Independent: Yes

Skills and experience: Michael Chaney brings commercial expertise to the Board, developed

over 13 years as the CEO and Managing Director of Wesfarmers Limited.

Other directorships and offices (current and recent):
- Director of National Australia Bank Limited (since December 2004)
- Chairman of Gresham Partners Holdings Limited (since November 1985)
- Vice President of the Business Council of Australia (since November 2003)

- Director of the Centre for Independent Studies Limited (since October 2000)
- Chairman of the Australian Research Alliance for Children and Youth Limited (since July 2002)
- Member of the JPMorgan International Council (since October 2003)
- Member of the Council of the National Gallery of Australia (since December 2000)
- Former Managing Director of Wesfarmers Limited (from July 1988 until July 2005)

Board Committee membership: Nil

Carlos Cordeiro AB, MBA, 49

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. Mr Cordeiro is seeking election in 2005.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 20 years' experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc, and was the senior banker to the World Bank.

Other directorships and offices (current and recent):
- Advisory Director of The Goldman Sachs Group Inc (since December 2001)
- Vice Chairman of Goldman Sachs (Asia) (since June 2000)

Board Committee membership: Nil

David Crawford B Comm, LLB, FCA, FCPA, FAICD, 61

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2004 and in accordance with the Company's policy described under 'Tenure' in section 4.3.2 below is retiring and standing for re-election in 2005.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants.

Other directorships and offices (current and recent):
- Chairman of Lend Lease Corporation Limited (since May 2003), Director (since July 2001)
- Director of Foster's Group Limited (since August 2001)
- Director of Westpac Banking Corporation (since May 2002)
- Former Chairman of National Foods Limited (from November 2001 until June 2005)

Board Committee membership:
- Chairman of the Risk and Audit Committee

Gail de Planque AB Mathematics MS (Physics) PhD (Env Health Sciences), 60

On 8 September 2005 Directors agreed to appoint The Hon Gail de Planque a Director of BHP Billiton Limited and BHP Billiton Plc with such appointment to become effective on 19 October 2005. Dr de Planque is standing for election at the 2005 annual general meeting. Gail de Planque is an expert in nuclear technology and has over 30 years' experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive director of global energy companies. Dr de Planque's biography is included in the notice of annual general meeting.

David Jenkins BA, PhD (Geology), 66

Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Jenkins was last re-elected in 2002 and is retiring and standing for re-election in 2005.

Independent: Yes

Skills and experience: David Jenkins' executive career at BP makes him a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.

Other directorships and offices (current and recent):
- Director of Chartwood Resources Ltd (since November 1998)
- Director of Orion Energy Associates Limited (since March 2005)

Board Committee membership:
- Member of the Remuneration Committee
- Member of the Risk and Audit Committee

Lord Renwick of Clifton KCMG, MA, 67

Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Lord Renwick was last re-elected in 2003 and is retiring in 2005 and not seeking re-election.

Independent: Yes

Skills and experience: Lord Renwick has wide international and financial expertise. He served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the US from 1991 to 1995. He is currently Vice Chairman of Investment Banking at JPMorgan.

Other directorships and offices (current and recent):
- Director of Fluor Corporation Inc and Chairman of Fluor Limited (since July 1997)
- Director of Compagnie Financiere Richemont AG (since December 1995)
- Director of SABMiller Plc (since February 1999)
- Vice Chairman of Investment Banking at JPMorgan (since January 2001)
- Director of Fleming Family & Partners Limited (since November 2000)
- Former Director of British Airways Plc (from March 1996 until July 2005)
- Former Director of Harmony Gold Mining Company Limited (from October 1999 until October 2004)

Board Committee membership:
- Member of the Nomination Committee
- Member of the Remuneration Committee

Miklos (Mike) Salamon BSc Mining Eng, MBA, 50

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Mr Salamon was last elected by shareholders in 2003 and is standing for re-election in 2005.

Independent: No

Skills and experience: Mike Salamon has extensive knowledge of the mining industry and of BHP Billiton's operations. He was previously Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. He was appointed Group President Non-Ferrous Materials in March 2004, with responsibility for the Aluminium, Base Metals and Stainless Steel Materials Customer Sector Groups.

Other directorships and offices (current and recent):
- Chairman of WMC Resources Ltd (a wholly-owned subsidiary of BHP Billiton) (since June 2005)
- Chairman of Samancor Limited (since October 1993)
- Director of Richards Bay Iron and Titanium Pty Ltd (since July 1997)
- Director of Cerro Matoso SA (since March 1996)
- Director of Minera Escondida Ltda (since November 2001)

Board Committee membership: Nil

John Schubert BC Eng, PhD (Chem Eng), FIEAust, FTSE, 62

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2004 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: John Schubert has considerable experience in the international oil industry including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

Other directorships and offices (current and recent):
· Chairman of Commonwealth Bank of Australia (since November 2004), Director (since October 1991)
· Director of Qantas Airways Limited (since October 2000)
· Chairman of G2 Therapies Limited (since November 2000)
· Former Director of Hanson Plc (from May 2000 until May 2003)
· Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005)

Board Committee membership:
· Member of the Nomination Committee
· Member of the Remuneration Committee

Company Secretary

Karen Wood BEd, LLB (Hons), FCIS, 49

Term of office: Appointed Company Secretary of BHP Billiton Limited and BHP Billiton Plc in June 2001.

Skills and experience: Karen Wood is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne. She is a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. She chairs the Disclosure Committee of BHP Billiton. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

4.2 Skills, knowledge, experience and attributes of Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to govern the Group. The non-executive Directors contribute international and operational experience; understanding of the economics of the sectors in which the Group operates; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that the Group faces. Executive Directors bring additional perspectives to the Board's work through a deep understanding of the Group's business.

Directors must demonstrate unquestioned honesty and integrity; a preparedness to question, challenge and critique; and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the Group.

Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively and be free to question or challenge the opinions of others.

The Nomination Committee assists the Board in ensuring that the Board is comprised of high calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.

4.3 Independence

The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the Group effectively. It is committed to ensuring a majority of Directors are independent. Independent Directors bring clear judgement because they do not have relationships with the Group or others that create, or could be perceived by shareholders to create, conflicting interests. The Board considers the balance of non-executive and executive Directors when recommending individuals for election or re-election as Directors.

4.3.1 Process to determine independence

The Board has developed a Policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. A copy of the Independence Policy is available at: *www.bhpbilliton.com/aboutus/governance.*

The Independence Policy provides that to be independent a Director must be:

'independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director's ability to act in the best interests of the BHP Billiton Group'.

In assessing relationships that might compromise a Director's independence, the Board considers criteria set out in the Independence Policy. Those criteria include relationships with management, major shareholders, subsidiary and associated companies, other directors, other companies or bodies with whom BHP Billiton transacts business, the Group's auditors and professional advisers, and the Group's suppliers and customers.

Other factors that are considered include the Director's character, the period the Director has served on the Board, the number of shares in the Group held by the Director, how the Director is remunerated and other benefits the Director receives from the Group.

The Independence Policy contains materiality thresholds that the Board uses to measure the impact of these factors on a Director's independence. Each criterion is considered individually to determine whether it is material.

The Board conducted an assessment in August 2005 and determined that all of the non-executive Directors were independent. Where a Director is considered by the Board to be independent but the Board forms a view that circumstances exist that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. A summary of the factors that may be perceived to impact the independence of Directors of BHP Billiton is set out below.

4.3.2 Factors that may be perceived to affect independence
Tenure

The Board has a Policy requiring non-executive Directors who have served on the Board for more than nine years to stand for annual re-election. All Directors seeking re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. For further information on the re-election and review process refer to section 5 of this Statement. A copy of the Policy is available at *www.bhpbilliton.com/aboutus/governance.*

The Board does not believe that any Director has served on the Board for a period which could materially interfere with the Director's ability to act in the best interests of the Group. In reaching this conclusion, the Board specifically noted that in September 2005 Mr David Crawford and Mr Michael Chaney will have served on the Board for 11 years and ten years respectively. Mr Chaney has indicated to the Board that he will not be seeking re-election at the 2005 annual general meetings. Mr Crawford has offered himself for re-election in accordance with BHP Billiton's Policy described above. The Board has concluded that, notwithstanding Mr Crawford's period of service, he has retained independence of character and judgement. The Board believes that Mr Crawford makes an outstanding contribution to the work of the Board. He brings his unique skills to the Board and participates in robust and constructive debate. He has not formed associations with management (or others) that might be said to compromise his ability to effectively monitor the performance of the Group.

Retirement plan
The former Directors of BHP Limited (Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. Under that plan they were entitled to receive a payment on retirement calculated by reference to years of service. The plan was closed on 24 October 2003 and benefits accrued to that date are held by the Company and will be paid on retirement. The Board approved the application of an earnings rate to those benefits fixed at the five-year Australian Government Bond Rate. The Board does not believe that the independence of any participating Director is compromised.

Relationships and associations
Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG Audit Plc was the joint auditor (with PricewaterhouseCoopers) of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton Limited and BHP Billiton Plc for the 2002 and 2003 financial years. KPMG was the sole auditor of BHP Billiton for the 2004 and 2005 financial years. The Board has considered this matter annually since the time of the merger, and again revisited it prior to the publication of this Statement and does not consider Mr Crawford's independence to be compromised. The Board considers Mr Crawford's financial acumen to be important to the discharge of the Board's responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee are considered by the Board to be appropriate and desirable.

Some of the Directors hold or previously held positions in companies with which BHP Billiton has commercial relationships. Those positions and companies are set out on pages 31 to 33 of this Annual Report, and include JPMorgan Plc, of which Lord Renwick is Vice Chairman Investment Banking, and The Goldman Sachs Group Inc, of which Mr Carlos Cordeiro is an Advisory Director and Vice Chairman Goldman Sachs (Asia). Neither Lord Renwick or Mr Cordeiro participated in any way in transactions between their firms and BHP Billiton. All transactions between each of these companies and BHP Billiton, including the transactions entered into with JPMorgan and Goldman Sachs have been assessed in accordance with the Independence Policy and are not material. All transactions between BHP Billiton and the companies with which the Directors are associated were

entered into in the usual course of BHP Billiton's business and were within the scope of management's authority under the terms of the Board Governance Document. Accordingly, the Board was not required to consider, or approve, any of these transactions. If Board approval was required for a transaction between BHP Billiton and any company with which a Director has an association, then BHP Billiton's protocols would apply and the Director concerned would excuse himself or herself from participating in the decision.

The only transactions during the year which amounted to related-party transactions with Director-related entities under Australian and UK Generally Accepted Accounting Principles, are the transactions between BHP Billiton and the Wesfarmers Group of which Mr Michael Chaney was the Managing Director until July 2005. Details are set out in note 30 to the financial statements.

The Board has assessed all of the relationships between BHP Billiton and the non-executive Directors and in all cases concluded that the relationships do not interfere with the Directors' exercise of objective, unfettered or independent judgement or the Directors' ability to act in the best interests of the BHP Billiton Group.

Executive Directors
The two executive Directors, Mr Charles Goodyear and Mr Miklos (Mike) Salamon, are not considered independent because of their executive responsibilities. Neither of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.

4.4 Terms of appointment
The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at *www.bhpbilliton.com/aboutus/governance.*

4.5 Induction and training
Each new non-executive Director undertakes an induction programme specifically tailored to their needs. These programmes include meetings with major shareholders, one-on-one meetings with members of management and visits to key assets. A copy of the induction programme is available at *www.bhpbilliton.com/aboutus/governance.*

Non-executive Directors agree to participate in continuous improvement programmes throughout their tenure.

4.6 Independent advice
The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group's expense. No Director availed himself of this right during the course of the year.

4.7 Remuneration
Details of the remuneration policies and practices of the Group and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report on pages 44 to 58. Shareholders will be invited to consider and to approve the Remuneration Report at the 2005 annual general meetings.

4.8 Share ownership and dealing

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton Shares (in either Shares or American Depositary Receipts of BHP Billiton Limited or BHP Billiton Plc) until they achieve a shareholding equivalent in value to one-year's remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure.

Details of the Shares held by Directors are set out on page 65 of this Report. As at the date of this Report all of the Directors had met this requirement.

BHP Billiton has a Securities Dealing Code that covers dealings in securities by Directors and senior managers. Under the Code, Directors are required to obtain the Chairman's consent before dealing in Shares or other securities of BHP Billiton. The Chairman needs to get approval from the Senior Independent Director to deal. Directors and senior managers must not deal in Shares or other securities of BHP Billiton during designated prohibited periods and at any time at which the individual possesses unpublished price sensitive information.

All BHP Billiton Share or securities dealings by Directors are reported to the Board and to the Australian and London Stock Exchanges and all secondary exchanges on which BHP Billiton is listed.

A copy of the Securities Dealing Code can be viewed at *www.bhpbilliton.com/aboutus/governance*.

4.9 Chairman

The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001.

The Chairman leads the Board and facilitates its work. He is responsible for ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information. He encourages debate and constructive criticism. The Chairman, in conjunction with the CEO and Company Secretary, sets agendas for meetings of the Board that focus on the strategic direction and performance of the Group. He commits to and leads Board and individual Director performance assessments. The Chairman has authority to speak and act for the Board and to represent the Board to shareholders. He also presents shareholders' views to the Board and facilitates the relationship between the Board and the CEO.

Mr Argus is Chairman of Brambles Industries, a company listed on the Australian and London Stock Exchanges. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments (set out on page 31 of this Report), interfere with the discharge of his responsibilities to BHP Billiton. The Board is satisfied that he makes sufficient time available to serve BHP Billiton effectively.

The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.

4.10 Senior Independent Director

The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.

4.11 Company Secretary

The Company Secretary is Ms Karen Wood. She is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with. She advises the Board on governance matters. All Directors have access to her advice and services, and she retains independent advisory services at the request of the Board or a Board Committee. The Board appoints and removes the Company Secretary.

4.12 Meetings

The Board met nine times during the year. Generally, meetings run for two days. Six of those meetings were held in Australia, two in the United Kingdom and one in China.

Attendance by Directors at Board and Board Committee meetings is set out in the table on page 36. The Chairman sets the agenda for each meeting in consultation with the CEO and the Company Secretary. Any Director may have any matter added to the agenda. Directors are provided with comprehensive papers on matters to be considered by the Board.

The non-executive Directors met three times during the year in the absence of executive Directors and other executives except the Company Secretary.

Members of the Office of the Chief Executive and other members of senior management attend meetings of the Board by invitation.

5. Board of Directors – review, re-election and renewal

5.1 Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board regularly evaluates the performance of the Board as a whole, its Committees, the Chairman, individual Directors and the governance processes which support Board work.

The performance of the Board is reviewed each year. That review focuses on individual Directors and the Board as a whole in alternate years. A review of the performance of each of the Board Committees is underway. Reviews of the Sustainability and Risk and Audit Committees were completed in June 2005. Reviews of the Nomination and Remuneration Committees will be completed by the end of calendar year 2005. Going forward the Board will assess the performance of its Committees each year.

Performance of individual Directors is assessed against a range of dimensions including: the ability of the Director to consistently take the perspective of creating shareholder value; to contribute to the development of strategy and identification of risks; to provide clear direction to management; to be a source of wise counsel for the CEO; to bring a broad perspective to discussions and an understanding of key issues; to commit the time required to fulfil the role; and to listen to and respect the ideas of fellow Directors and members of management.

The process is managed by the Chairman, but feedback on the Chairman's performance is provided to him by Dr Schubert.

Corporate Governance Statement continued

Attendance at Board and Board Committee meetings during the year ended 30 June 2005

	Board		Risk and Audit		Nomination		Remuneration		Sustainability^		Other Board Committee Meetings	
	A*	B	A	B	A	B	A	B	A	B	A	B
Don Argus	9	9			5†	5					20†	20
David Brink	9	8	9	9					4†	4	4	4
John Buchanan	9	9			5	5	7†	7			7	7
Michael Chaney	9	8									7	7
Carlos Cordeiro #	5	5									3	3
David Crawford	9	9	9†	9							18	18
Charles Goodyear	9	9							4	4	18	18
David Jenkins	9	9	9	9			7	7			6	6
Lord Renwick of Clifton +	9	7+			5	4	7	6			1	1
Mike Salamon	9	7							4	3	6	6
John Schubert	9	9			5	4	7	6			9	9

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.
* Includes two meetings held by telephone.
# Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation.
+ A conflict of interest for one telephone meeting, therefore did not attend by agreement.
† Chairman of the Committee.
^ The other members of this Committee are external experts in the fields of health, safety or the environment. They are Professor Jim Galvin, Professor Jimmy Perkins, Dr David Slater and Mr Ed Spence. In addition, Mr Anthony Lennox, Group Vice President Health, Safety and Environment, is a member of this Committee.

5.2 Re-election

The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for annual re-election from the first annual general meeting after the expiration of their current term. At least one-third of the remaining Directors retire at each annual general meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.1.

Re-appointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the notice of meeting whether or not re-election is supported.

Directors cannot be re-appointed if they have reached the age of 70 years, unless that appointment is approved by shareholders in the form of a special resolution. A Director so appointed must retire at the next annual general meeting.

5.3 Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board:
· considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group
· assesses the skill, knowledge and experience currently represented
· identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits, and
· reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as a proven track record of creating shareholder value; unquestioned integrity; a commitment to the highest standards of governance; having the required time available to devote to the job; a clear grasp of strategic thinking; an awareness of market leadership; outstanding monitoring skills; a preparedness to question, challenge and critique; and an independent point of view.

Newly appointed Directors must submit themselves to shareholders for election at the first annual general meeting following their appointment.

6. Management

The CEO holds delegated authority from the Board to achieve the Corporate Objective, save for those matters the Board has retained for its own decision-making (set out in section 3 above). In devolving that authority the CEO has developed an Approvals Framework that delegates authority to committees and individual members of management. Notwithstanding those further delegations the CEO remains accountable to the Board for the authority delegated to him.

The Chief Executive has established the Office of the Chief Executive (OCE) to assist him in exercising his authority. The role of the OCE is to provide advice to the CEO and to make determinations on matters defined in its Charter. The members of the Committee are:

· Charles Goodyear, CEO and Executive Director
· Philip Aiken, Group President Energy
· John Fast, Chief Legal Counsel and Head of External Affairs
· Robert Kirkby, Group President Carbon Steel Materials
· Marius Kloppers, Chief Commercial Officer
· Chris Lynch, CFO
· Marcus Randolph, Chief Human Capital and Excellence Officer
· Mike Salamon, Group President Non-Ferrous Materials and Executive Director

Mr Ian Fraser, former Group Vice President Human Resources, retired from BHP Billiton on 4 September 2005. The CEO draws on the work of other Committees including the Executive Committee, Financial Risk Management Committee (FRMC) and the Investment Risk Committee (IRC). The Executive Committee has a communications and influencing role across the Group. The FRMC monitors the Group's financial risk management policies and exposures and approves financial transactions within the scope of its authority. The IRC oversees the management approval processes for major investments, which are designed to ensure that: investments are aligned to the Group's agreed strategies and values; risks are identified and evaluated; investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework; and appropriate risk management strategies are pursued.

The names and biographical details of members of the Executive Committee are set out below.

Charles Goodyear BSc, MBA, FCPA, 47

Chief Executive Officer and Executive Director

Chairman of the Office of the Chief Executive and Executive Committee and a member of the Financial Risk Management Committee.

Charles Goodyear joined the Group as Chief Financial Officer in 1999. He was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. He previously held positions of Chief Development Officer and of Chief Financial Officer. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc, and has extensive financial, corporate restructuring and merger and acquisition experience.

Miklos (Mike) Salamon BSc Mining Engineering, MBA, 50

Group President Non-Ferrous Materials and Executive Director

Member of the Office of the Chief Executive and Executive Committee, and Chairman of the Operating Committee.

Appointed an Executive Director in February 2003 and Group President Non-Ferrous Materials (consisting of Aluminium, Base Metals and Stainless Steel Materials) in March 2004 and Chairman of WMC Resources Ltd in June 2005. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

Philip Aiken BE (Chemical Engineering), Harvard Business School – Advanced Management Program, 56

Group President Energy

Member of the Office of the Chief Executive and Executive Committee.

Joined the Group in 1997 as President and Chief Executive Officer Petroleum and appointed Group President Energy (consisting of Energy Coal and Petroleum) in March 2004. He is a former Director of BTR Plc and former Managing Director of BTR Nylex, following a long career at BOC Plc where his last role was Managing Director Gases Europe. He is a Director of Robert Walters Plc and was previously Chairman of the Sydney 2004 World Energy Congress Organising Committee.

John Fast BEc (Hons), LLB (Hons), ASIA, 55

Chief Legal Counsel and Head of External Affairs

Member of the Office of the Chief Executive, Executive Committee, Investment Risk Committee, Disclosure Committee and Chairman of the Global Ethics Panel.

Joined the Group as Vice President and Chief Legal Counsel in December 1999, and was appointed Head of Asset Protection in July 2001 and Head of External Affairs (Government and Community Relations) in January 2003. He is a Director of the Medical Research Foundation for Women and Babies (Australia), Chairman of the Rotary Indigenous Australian Tertiary Scholarship Advisory Board, a member of the Takeovers Panel (Australia), a member of the Strategic Advisory Board to The University of Melbourne Law School's Graduate Program, an Associate of the Securities Institute of Australia, a member of the Law Institute of Victoria, a member of the General Counsel 100 (UK), and a member of the Corporate Counsel Advisory Committee of the Metropolitan Corporate Counsel (USA). Before joining BHP Billiton, he was the Senior Commercial Partner at the law firm Arnold Bloch Leibler.

Diego Hernandez Civil Mining Engineer, Ecole Nationale Supérieure des Mines de Paris, 56

President Base Metals

Member of the Executive Committee and Operating Committee.

Joined the Group as President Base Metals in April 2004. He was previously Executive Director, CVRD Non Ferrous Division and has extensive experience in the resources sector in South America. His previous positions include President and Chief Executive Officer Compañía Minera Collahuasi, Chief Executive Officer Minera Mantos Blancos, Chief Executive Officer Compañía Minera Tres Cruces, Technical Director Rio Tinto Brazil, and Assistant General Manager Empresa.

Graeme Hunt B Met, MBA, FAusIMM, London Business School – Senior Executive Programme, 48

President Iron Ore

Member of the Executive Committee and Operating Committee.

Joined the Group in 1975 and appointed President Iron Ore in January 2004. He was previously President Western Australia Iron Ore, Vice President Portfolio Restructuring Strategy – BHP Corporate, Group General Manager – BHP Manganese, General Manager Port Kembla Coal Terminal Ltd, NSW Ports Manager – BHP Transport Ltd and has held various other positions in BHP Steel. He is Vice President of the Australian Mines & Metals Association, and Vice President and Director of the Minerals Council of Australia.

Robert Kirkby BE Civil (Hons), Harvard Business School – Advanced Management Program, 58

Group President Carbon Steel Materials

Member of the Office of the Chief Executive, Executive Committee, Operating Committee and Forum for Corporate Responsibility.

Joined the Group in 1978 and appointed Group President Carbon Steel Materials in March 2004, after being President Carbon Steel Materials from 2001. He has been Chairman of Samarco Mineracao SA, BHP Mitsui Coal and BHP Billiton Mitsubishi Alliance and a Director of Samancor. Previously he was Chief Operating Officer BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 43

Chief Commercial Officer

Member of the Office of the Chief Executive, Executive Committee, Operating Committee, Financial Risk Management Committee and Investment Risk Committee.

Joined the Group in 1993 and appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer and General Manager of Hillside Aluminium.

Chris Lynch BComm, MBA, FCPA, 51

Chief Financial Officer

Member of the Office of the Chief Executive, Executive Committee, Operating Committee, Disclosure Committee and Chairman of the Investment Risk Committee and Financial Risk Management Committee.

Joined the Group in 2000 as Chief Financial Officer of the Minerals Group and appointed Chief Financial Officer in September 2001. He was Vice President and Chief Information Officer for Alcoa Inc based in Pittsburgh, US, and Chief Financial Officer, Alcoa Europe located in Lausanne, Switzerland. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc and Kobe Steel, Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, US, and Corporate Accounting Manager at Alcoa of Australia Ltd.

Rebecca McDonald BSc, 53

President Gas and Power

Member of the Executive Committee.

Joined the Group as President Gas and Power in March 2004. She was previously President of the Houston Museum of Natural Science, Chairman and Chief Executive Officer of Enron Global Assets after a long career at Amoco, where her last role was President and Chief Executive Officer of Amoco Energy Development Company. She is an independent director of Granite Construction and BOC Group.

David (Dave) Murray BSc (Civil Engineering); Post Grad Dip (Mining); Advanced Executive Program UNISA, 50

President Metallurgical Coal

Member of the Executive Committee and Operating Committee

From 1978 until 1999 David worked for the Trans-Natal Coal Corporation/Ingwe Coal Corporation, progressing through various operational, project and managerial positions. In 1993 he was appointed Managing Director Trans-Natal Coal Corporation then appointed Chief Executive of Billiton Coal in 1999. He moved to Australia in 2001 as CEO of the newly formed BHP Billiton Mitsubishi Alliance. In 2005 David moved into his current role as President Metallurgical Coal within Carbon Steel Materials.

Chris Pointon BSc (Chemistry & Earth Sciences), PhD (Geology), 57

President Stainless Steel Materials

Member of the Executive Committee and Operating Committee.

Appointed President Stainless Steel Materials in June 2001. He was previously Chief Executive Officer, Nickel and Chrome for Billiton Plc and Managing Director of QNI Ltd. He has over 20 years of global experience as a mining executive and has led the Group's nickel business since its formation in 1996.

Marcus Randolph BSc, MBA Harvard Business School, 49

Chief Human Capital and Excellence Officer

Member of the Executive Committee and Operating Committee.

Joined BHP Minerals in 1999 as Chief Development Officer and held the role of President, Diamonds and Specialty Products from August 2002 until September 2005. In September 2005 he was appointed Chief Human Capital and Excellence Officer with responsibility for Human Resources, Business Excellence and Information Technology. His earlier career was as Chief Executive Officer of a Singapore-based gold and petroleum company. He also held senior positions with Rio Tinto and Asarco.

Greg Robinson BSc (Hons), MBA, 43

Project Director Business Excellence Project, Corporation Alignment

Member of the Executive Committee.

Joined the Group in February 2001 and in August 2005 was appointed to lead the Group's Business Excellence Project, Corporation Alignment to improve the alignment, quality and efficiency of the Group's planning, forecasting, measurement, reporting and appraisal processes. He previously held the positions of Chief Financial Officer Petroleum and Chief Finance Officer and Chief Development Officer Energy. He was formerly Director Investment Banking Group, Merrill Lynch & Co, and Resources Research Analyst, McCaughan Dyson Limited.

Mahomed Seedat BEc (Electrical), MDP Harvard, PMD UNISA, 49

President Energy Coal

Member of the Executive Committee and Operating Committee.

Appointed President Energy Coal in January 2005. He previously held the positions of President and Chief Operating Officer Ingwe Collieries, President and Chief Operating Officer Aluminium Southern Africa with responsibility for the operations at the Hillside and Bayside Aluminium Smelters in Richards Bay, South Africa and the Mozal Aluminium Smelter in Maputo, Mozambique. His former roles in the Aluminium Customer Sector Group include Engineering Manager, Maintenance Manager and General Manager of the Hillside Aluminium Smelter in Richards Bay. His previous career was in the coal industry with Amcoal, where he held various positions at its collieries.

Alex Vanselow BComm, Wharton AMP, 43

President Aluminium

Member of the Executive Committee and Operating Committee.

Joined the Group in 1989 and appointed President Aluminium in March 2004. He was previously Vice President and Chief Financial Officer for Aluminium, Vice President Finance and Chief Financial Officer for Orinoco Iron, Manager Accounting and Control and Manager Finance and Administration Rails and Ports for BHP Iron Ore and Senior Auditor BHP Minerals. He is Chairman of Mozal and Worsley and Vice Chairman of the International Aluminium Institute.

7. Business conduct

The BHP Billiton Group has published a Guide to Business Conduct which is available in eight languages. The Guide reflects the Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally; interacting with communities, governments and business partners; and general workplace behaviour. It states BHP Billiton's position on a wide range of ethical and legal issues including conflicts of interest, financial inducements, bribery, trading in securities and political contributions. The Guide applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide. The Guide can be found at the Group's website at *www.bhpbilliton.com/aboutus/governance*.

BHP Billiton has established regional helplines so that employees can seek guidance or express concerns on Company related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Further information on the Business Conduct Helpline and fraud hotline can be found in the BHP Billiton Guide to Business Conduct.

The BHP Billiton Group maintains a position of impartiality with respect to party politics. Accordingly, it does not contribute funds to any political party, politician or candidate for public office. It does, however, contribute to the public debate of policy issues that may affect it in the countries in which it operates.

8. Board Committees

The Board has established Committees to assist it in exercising its authority, including in monitoring the performance of the Group to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Ad hoc Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference under which authority is delegated from the Board. The terms of reference for each Committee can be found at *www.bhpbilliton.com/aboutus/governance*.

The office of the Company Secretary provides secretariat services for each of the Committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, Committee Chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.

Each Committee is composed of the people the Board considers best suited to fulfil the role of the Committee.

Reports from each of the Committees appear below.

8.1 Risk and Audit Committee report

The Risk and Audit Committee (RAC) met nine times during the year. Its members are Mr D A Crawford (Chairman), Dr D C Brink and Dr D A L Jenkins.

Role and focus

The role of the RAC is to assist the Board in gaining assurance as to the integrity of the financial statements and the effectiveness of the system of internal controls and risk management. Its focus is: the integrity of the financial statements; the appointment, remuneration, qualifications, performance and independence of the external auditor, and the integrity of the audit process as a whole; the effectiveness of the systems of internal control and risk management; the performance and leadership of the role of the Vice President Risk Management and Assurance and of the internal audit function; and compliance by management with constraints imposed by the Board.

A summary of its work appears below.

Integrity of financial statements

BHP Billiton prepares combined financial statements according to Australian and UK Generally Accepted Accounting Principles (GAAP) and reconciles the UK financial statements to US GAAP. These statements meet Australian, UK and US regulatory requirements. The combined financial statements reflect the fact that the Group operates as a single economic entity.

The Directors are committed to providing financial statements that present a balanced and clear assessment of the Group's financial position and prospects. This assessment is provided in the Chairman's Review, the CEO's Report, the Company Overview, the Review of Operations, the Customer Sector Group Highlights and financial statements contained in this Report.

The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of, and changes to, accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time to time the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO certify that the financial statements present a true and fair view, in all material respects, of the Company's financial condition and operating results and are in accordance with applicable regulatory requirements.

Managing the relationship with the External Auditor

The RAC manages the relationship between the Group and the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve re-appointment of the auditors each year in the UK.

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria including delivering value to shareholders and the Group, cost-effectiveness and maintaining the highest levels of professional integrity, objectivity and independence.

BHP Billiton is committed to auditor independence and the RAC reviews the independence and objectivity of the External Auditor. This review includes:

- confirming that the External Auditor is, in its professional judgement, independent of the Group
- obtaining from the External Auditor an account of all relationships between the External Auditor and the Group
- monitoring the number of former employees of the External Auditor currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the External Auditor's judgement or independence
- considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor's judgement or independence
- determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, consider whether this impairs, or appears to impair, the External Auditor's judgement or independence, and
- reviewing the economic importance of the Group to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor's judgement or independence.

The Group audit engagement partner will rotate every five years.

The Group has a Policy governing the conduct of non-audit work by the auditors. Under that Policy the External Auditor cannot provide services where the External Auditor:

- may be required to audit its own work
- participates in activities that would normally be undertaken by management
- is remunerated through a 'success fee' structure, or
- acts in an advocacy role for BHP Billiton.

This Policy can be viewed at *www.bhpbilliton.com/aboutus/ governance.*

Fees paid to the External Auditor during the year for audit and other services were US$12.84 million of which 79 per cent comprised audit fees, 9 per cent audit related fees and 12 per cent taxation and other services. Details of the fees paid are set out in note 7 to the financial statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO to make the decisions necessary to run the business, the Board established limits on the manner in which that authority can be exercised. One of the limits is to ensure that there is a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

The principal aim of the system of internal control is to manage business risks, with a view to enhancing the value of

Governance assurance

This diagram illustrates the key policies, processes and independent controls put in place by management to provide assurance to the Board as to the integrity of the Group's reporting and effectiveness of its systems of internal control and risk management.



shareholders' investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems are designed to meet the Group's specific needs and the risks to which it is exposed.

The RAC is responsible for reviewing the internal controls and risk management systems, including:

- the procedure for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control
- the budgeting and forecasting systems, financial reporting systems and controls
- policies and practices put in place by the CEO for detecting, reporting and preventing fraud, serious breaches of business conduct and whistleblowing procedures
- the policies for ensuring compliance with relevant regulatory and legal requirements
- arrangements for protecting the Group's ownership of intellectual property and other non-physical assets
- the operational effectiveness of the Customer Sector Groups' (CSG) RAC structures
- the application of the principles of the Turnbull Guidance within the Group, including the adequacy of the internal control systems and allocation of responsibilities for monitoring internal financial controls, and
- policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each of the CSGs and key functional areas. These Committees have been established and operate as Committees of management but are chaired by members of the Board's RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.

Minutes and reports of meetings are prepared and are provided to the Board RAC. In addition, Committee Chairs provide verbal reports of the meetings to the Board RAC.

Each half year, the President and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Vice President Group Accounting and Controller, which are noted by the applicable CSG RAC, assuring compliance with Group policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the Board's RAC.

The Sustainability Committee of the Board reviews the effectiveness of the internal controls covering health, safety, environment and community risks.

Management committees also perform roles in relation to risk and control. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counter-party credit risk, currency risk, financing risk and interest rate risk. Minutes of the FRMC are

provided to the Board. The Investment Risk Committee (IRC) provides oversight for investment processes across the Group and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance, and that the system is operating efficiently and effectively in all material respects.

Business risk

The Group operates an Enterprise-Wide Risk Management System, which continues to be enhanced at all operations. This System forms the cornerstone of the Group's risk management activities. Its aim is to meet the obligations of the CEO in ensuring a system is in place for identifying and managing risk. Its existence provides the RAC with the assurance that the major risks facing the Group have been identified and assessed, and that there are controls either in place or planned to address these risks. Independent validation is undertaken by Internal Audit. The Group's Enterprise-Wide Risk Management Policy can be found at *www.bhpbilliton.com/aboutus/governance*.

Strategic risks and opportunities arising from changes in the Group's business environment are regularly reviewed by the Office of the Chief Executive and discussed by the Board. Directors also monitor risks and controls through the RAC, the Sustainability Committee, the Remuneration Committee and Internal Audit.

The scope of BHP Billiton's operations, and the range of industries in which the Group is engaged, mean that a range of factors may impact Group results. Material risks that could negatively affect the Group's results and performance include:

- fluctuations in commodity prices and currency exchange rates
- failure to discover new reserves or enhance existing reserves
- fewer mineral oil or gas reserves than our estimates indicate
- compliance with health, safety and environment regulations may impose burdensome costs
- land tenure disputes
- actions by governments in the countries in which we operate
- risks associated with emerging markets
- inability to successfully integrate our acquired businesses or recover our investments in exploration and new mining and oil and gas projects
- increased reliance upon the Chinese market in the event of a slowdown in consumption
- shortages of skilled labour could negatively impact our operations and expansion plans, and
- costs may increase due to inflationary pressures.

Internal audit

BHP Billiton has an internal audit function known as Group Audit Services (GAS) which assists with the identification and controlling of Group business risks. The Board's RAC reviews the mission and charter of GAS, ensures that it is adequately staffed and that its scope of work is appropriate in light of the key risks facing the Group and the other monitoring functions in place. It also reviews and approves an annual internal audit plan.

Corporate Governance Statement continued

The role of the Vice President Risk Management and Assurance includes:

- achievement of GAS objectives which are:
  - assessment of the design and operating effectiveness of controls governing key operational processes and business risks
  - provision of an assessment, independent of management, as to the adequacy of the Group's internal operating and financial controls, systems and practices
  - assisting the Board in meeting its corporate governance and regulatory responsibilities
  - provision of advisory services to management to enhance the control environment and improve business performance
- enterprise wide risk management
- risk management information systems, and
- insurance strategy.

The RAC approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her independence and objectivity. The Vice President Risk Management and Assurance has unfettered access to management and the Board's RAC.

Review of effectiveness

During the year, the Board conducted reviews of the effectiveness of the Group's system of internal control for the financial year and up to the date of this Report in accordance with the Turnbull Guidance and the Principles of Good Corporate Governance published by the Australian Stock Exchange Corporate Governance Council. These reviews which were overseen by the Board RAC covered financial, operational and compliance controls and risk assessment. Findings and recommendations were reported to the Board.

In addition to considering the key risks facing the Group, the Board reviewed an assessment of the effectiveness of internal controls over the key risks identified through the work of the Board Committees and management Committees described above.

8.2 Remuneration Committee report

The Remuneration Committee met seven times during the year. Its members are Dr J G Buchanan (Chairman), Dr D A L Jenkins, Lord Renwick of Clifton and Dr J M Schubert.

Role and focus

The role of the Committee is to assist the Board in setting the Remuneration Policy for the Group. In doing its work the Committee focuses on:

- determining remuneration policy and its application to the executive Directors and executives who report to the CEO
- adopting the annual and long-term incentive plans
- providing guidance to the Chairman on the annual evaluation of the performance of the CEO
- determining the levels of reward to the CEO and approval of rewards to those who report to the CEO, and
- communicating to shareholders on remuneration policy and the Committee's work on behalf of the Board.

Full details of the Committee's work on behalf of the Board are set out in the Remuneration Report on pages 44 to 58.

8.3 Sustainability Committee report

The Sustainability Committee (previously called the Health, Safety and Environment Committee) met four times during the year. During the year the members of the Committee were Dr D C Brink (Chairman), Mr C W Goodyear, Mr M Salamon, Mr A T Lennox, Prof J Galvin, Prof J Perkins, Dr D Slater and Mr E Spence. Following a review of the Committee which was conducted during the year the Board has restructured the Committee and will be increasing the number of non-executive Director members. Executive members and external advisors will no longer sit as members of the Committee but may participate in Committee work at the discretion of the non-executive Director members. At the time of printing of this Report the new members of the Committee had not been appointed.

Role and focus

Following the review of the Committee referred to above, the role of the Sustainability Committee is now to assist the Board in gaining assurance that the appropriate systems are in place to deal with the health, safety, environmental and community risks faced by the Group. In so doing, the Committee focuses on:

- evaluating the effectiveness of the Group's policies and systems for identifying and managing the health, safety, environment and community risks that are material to the achievement of the Corporate Objective
- assessing the policies and systems within the Group for ensuring compliance with health, safety, environment and community regulatory requirements
- assessing the performance of the Group having regard to the impact of health, safety, environment and community decisions and actions on employees, communities and third parties and on the reputation of BHP Billiton, and
- evaluation and oversight on behalf of the Board of the quality and integrity of sustainability reporting to external stakeholders.

A Sustainability Report (formerly the Health, Safety, Environment and Community Report) is published each year. The Report identifies BHP Billiton's targets for health, safety, environment and community and measures its performance against those targets. The Report is published at the same time as the Annual Report and can be found at http://sustainability.bhpbilliton.com/2005/report/.

For an overview of BHP Billiton's approach to sustainable development refer to page 18 of this Report.

8.4 Nomination Committee report

The Nomination Committee met five times during the year. The members of the Committee are Mr D R Argus (Chairman), Dr J G Buchanan, Lord Renwick of Clifton and Dr J M Schubert.

Role and focus

The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:

- reviewing the skills represented on the Board and identifying skills that might be required
- retaining the services of independent search firms and identifying suitable candidates for the Board (refer to sections 4.2 and 5.3 of this Statement)
- overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5 of this Statement), and
- communication to shareholders on the work of the Committee on behalf of the Board.

During the year the Committee recommended the appointment and election of Carlos Cordeiro. Since the end of the year the Committee recommended the appointment and election of the Hon Gail de Planque. Details of the skills and experience Mr Cordeiro and Dr de Planque bring to the Board are set out on page 32. The Committee retained the services of Messrs Heidrick and Struggles and Egon Zehnder to identify candidates.

9. Conformance with corporate governance standards

BHP Billiton's compliance with the governance standards in each of the jurisdictions in which it operates is reported in this Corporate Governance Statement, the Remuneration Report, the Directors' Report and the financial statements.

The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code and explain the reasons for any non-compliance.

The Listing Rules of the Australian Stock Exchange require Australian-listed companies to report on the extent to which they meet the Best Practice Recommendations published by the Australian Stock Exchange Corporate Governance Council as part of its Principles of Good Corporate Governance and explain the reasons for any non-compliance.

Both the Combined Code (including the revised version) and the Best Practice Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. BHP Billiton has complied with the provisions set out in Section 1 of the Combined Code, save that evaluations of the performance of Board Committees, while conducted, have not been conducted on an annual basis. All Committees have been evaluated during the 2005 calendar year and annual evaluations will be conducted going forward. Board evaluations have been and will continue to be conducted annually.

BHP Billiton has complied with the Best Practice Recommendations throughout the financial period and has continued to comply up to the date of this Annual Report.

In June 2004, the Australian Parliament enacted the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP9) that applies for financial years beginning on or after 1 July 2004. BHP Billiton complies with those requirements.

A checklist summarising BHP Billiton's compliance with the UK Combined Code, the Best Practice Recommendations published by the ASX Corporate Governance Council, and the CLERP9 requirements has been posted to the website at *www.bhpbilliton.com/aboutus/governance*.

BHP Billiton Limited and BHP Billiton Plc are registrants of the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE).

BHP Billiton has reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and is satisfied that it complies with those requirements.

Under the NYSE listing rules companies that have American Depositary Receipts listed on the NYSE are required to disclose any significant ways in which their corporate governance practices differ from the NYSE corporate governance rules. We have compared our corporate governance practices to the NYSE corporate governance rules and note the following differences:

- Our Nomination Committee's Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. At BHP Billiton we believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.
- Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditors unless the company's governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While BHP Billiton's Risk and Audit Committee ('RAC') is directly responsible for remuneration and oversight of external auditors, the ultimate responsibility for appointment and retention of external auditors rests with the Company's shareholders, in accordance with Australian and United Kingdom law and BHP Billiton's constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

While the Board of BHP Billiton is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and that there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board has operated under a programme of review that will continue throughout the year ahead.

Remuneration Report

Remuneration Report at a Glance

Only the information contained in sections 2 to 8 of this Report (other than section 3.3) has been subject to audit.

Glossary of Terms

Key abbreviations used throughout this Report are set out below.

Board	The Boards of Directors of BHP Billiton Limited and BHP Billiton Plc
CIP 2001	Co-Investment Plan 2001
Committee	The Remuneration Committee of BHP Billiton Limited and BHP Billiton Plc
Deferred Share	A nil-priced option or a conditional right to acquire a Share issued under the rules of the GIS
EBIT	Earnings Before Interest and Tax
EPS	Earnings Per Share – one of the Performance Hurdles for long-term incentives
ESP 1999 and 2000	Employee Share Plan 1999 and 2000
Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries
GIS	Group Incentive Scheme
KPI	Key performance indicator used to measure the performance of the Group, individual businesses and executives in any one year
LTIP	Long Term Incentive Plan
MTI 2001	Medium Term Incentive Plan 2001
Option	A right to acquire a Share on payment of an exercise price issued under the rules of the GIS
Performance Hurdle	A specified target against which the Group's performance is measured to determine the extent to which long-term incentives might vest
Performance Share	A nil-priced option or a conditional right to acquire a Share, subject to Performance Hurdles issued under the rules of the GIS or the LTIP
PSP 2000 and 2001	Performance Share Plan 2000 and 2001
RSS 2001	Restricted Share Scheme 2001
Share	Fully paid Ordinary Share in the capital of BHP Billiton Limited or BHP Billiton Plc
Specified Executives	Those executives (other than executive Directors and numbering at least five) who have the greatest authority for managing the BHP Billiton Group. The Specified Executives of the Group are: Philip Aiken, Group President Energy; John Fast, Chief Legal Counsel; Robert Kirkby, President Carbon Steel Materials; Marius Kloppers, Chief Commercial Officer; and Christopher Lynch, Chief Financial Officer
TSR	Total Shareholder Return – one of the Performance Hurdles for long-term incentives. It is the change in share price plus dividends reinvested

1. Remuneration Committee

1.1 Role

The Remuneration Committee, operating under delegated authority from the Board, focuses on:

- remuneration policy
- adoption of incentive plans
- determination of levels of reward to the CEO and approval of rewards to those reporting to the CEO
- guidance on evaluating the performance of the CEO, and
- communication to shareholders on the Committee's work on behalf of the Board.

The Committee is committed to the principles of accountability, transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Its activities are governed by terms of reference, available on the BHP Billiton website at *www.bhpbilliton.com/aboutus/governance.*

An independent assessment of the effectiveness of the Committee has commenced and is due to be completed in the 2005 calendar year. The objectives of the review are to investigate and assess whether the Committee is:

- appropriately constituted and supported
- performing optimally
- operating as an integral contributor to the overall performance of the Board
- capable of dealing with the complex issues surrounding remuneration, and
- able to handle the level of complexity involved in setting remuneration policy in a global environment.

A review of the Committee's terms of reference will also take place as part of this process.

1.2 Membership and meetings

Independent non-executive Directors Dr John Buchanan (Chairman), Dr David Jenkins, Lord Renwick of Clifton and Dr John Schubert were members of the Committee throughout the year.

The Committee met seven times during the year and attendance at those meetings is set out in the Corporate Governance Statement on page 36.

The Group Chairman, the CEO and the Group Vice President Human Resources attended Committee meetings by invitation and assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

1.3 Advisors

The Committee appointed Kepler Associates, an independent consultant, to advise on executive remuneration matters during the year. The Board appointed Oppeus Pty Limited to conduct an independent review of all Committees, including the Remuneration Committee. The Committee draws on data from a range of external sources including publications by remuneration consultants such as Hay Group, Towers Perrin and Hewitt Bacon & Woodrow. A full list of these consultants, the type of data sourced from them and whether they provide services elsewhere in the Group is available on the BHP Billiton website at *www.bhpbilliton.com/aboutus/governance.*

2. Remuneration Policy

The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people.

The key principles of the Group's remuneration policy are to:

- provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world
- apply demanding key performance indicators (KPIs) including financial and non-financial measures of performance
- link rewards to the creation of value to shareholders
- ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group, and
- limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

3. Remuneration Structure

It is the Group's policy that service contracts for senior management, including the CEO, have no fixed term but be capable of termination on a maximum of 12 months' notice, and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months' pay in lieu of notice.

Some executives (but not the CEO) have pre-existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives.

Remuneration is divided into two components: *fixed* and *at risk*. BHP Billiton's remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Remuneration levels are reviewed each year to take account of cost of living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Details of the remuneration received by the executives for whom remuneration is reported are set out in sections 4 and 5 of this Report.

3.1 *Fixed* remuneration

Fixed remuneration is generally made up of base salary and benefits. Base salaries are set by reference to the scope and nature of the individual's role, and their performance and experience. Market data is used to benchmark salary levels on a global scale, adjusted for local conditions. Consideration is given to competitive global remuneration levels. In addition, some executives receive benefits that might include retirement benefits, health insurance, relocation costs, life assurance, car allowances and tax advisory services.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans.

Summary of the operation of the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP)



3.2 *At risk* remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP) to senior executives. The amount of *at risk* remuneration, if any, that is earned by an executive is wholly dependent on that executive's and the Group's performance against pre-determined KPIs and Performance Hurdles.

The GIS rewards executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton's strategic framework. The LTIP is designed to drive sustainable performance in the longer term. Both schemes reflect the Group's commitment to meeting pre-determined targets and to align incentives to shareholder value creation. Participation in the GIS and LTIP is approved by the Committee. Executives are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation in the plans.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised appears in section 8.1 below. Entitlements held by Specified Executives under incentive plans are summarised in section 5.4 below and detailed in note 31 to the financial statements.

3.2.1 Group Incentive Scheme and Long Term Incentive Plan

The rules of the GIS and LTIP are available on the BHP Billiton website at *www.bhpbilliton.com/aboutus/annualreports/ plc/downloads/GISrules.pdf*, *www.bhpbilliton.com/aboutus/ annualreports/plc/downloads/LTIPrules.pdf*, *www.bhpbilliton.com/ aboutus/annualreports/ltd/downloads/GISrules.pdf* and *www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/ LTIPrules.pdf*.

At the beginning of the year, Performance Shares were granted to participants under the LTIP. The Committee determines the number of Shares granted to each participant but, in any one financial year, a participant cannot be granted Performance Shares having an expected value that exceeds two times their annual base salary. The value is determined using a Monte Carlo or similar valuation model. The Performance Shares are subject to a Performance Hurdle, based on Total Shareholder Return

(TSR) during the performance period (1 July 2004 to 30 June 2009), to be measured as at 30 June 2009.

The Performance Hurdle requires the Group's TSR to exceed a median TSR benchmark over the performance period which will be the weighted average TSR of a group of peer companies (shown below), weighted 75 per cent to mining companies and 25 per cent to oil and gas companies.

The amount by which the Group's TSR exceeds the median will determine the number of Performance Shares that will vest. If the Group's TSR exceeds the median by a specified percentage then 100 per cent of Performance Shares will vest. The Committee will decide each year what that percentage will be for the year. For the 2005 financial year that percentage was 5.5 per cent per annum. This is a cumulative amount and equates to exceeding the median over the five-year performance period by 30 per cent. This would be regarded by the Committee, and the Board, as outperformance.

The Performance Shares will be treated as though they would have earned dividends from the date they were granted. Once the underlying shares are issued or transferred to a participant, the participant will receive a payment in lieu of those dividends. The entitlement of participants to Performance Shares is summarised below:

TSR of the Group	Percentage of Performance Shares that will vest
Below or equal to the weighted average TSR (median)	0
Exceeds median TSR by a specified percentage per annum on a cumulative basis (outperformance)	100
Between median TSR performance and outperformance	Pro-rata between 0 and 100 depending on position of performance between median TSR performance and outperformance

The Committee retains the overall discretion to decide that the Performance Shares should lapse, although it is intended that it will only exercise this discretion where it forms the view that the Group TSR does not properly reflect the financial performance of the Group over the Performance Period.

The peer group of companies against which the Group's TSR performance is measured comprises:

- Alcan
- Alcoa
- Alumina
- Anglo American
- BG Group
- BP
- Companhia Vale do Rio Doce
- Conoco Phillips
- Exxon Mobil
- Freeport-McMoRan
- Impala
- Inco
- Marathon Oil Company
- Newmont Mining
- Noranda
- Norilsk
- Phelps Dodge
- Rio Tinto
- Shell
- Total
- Unocal
- Woodside Petroleum
- Xstrata

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

3.3 Performance of BHP Billiton

The KPIs for the year 1 July 2004 to 30 June 2005 were based on Group, individual business and personal measures. There are three levels of performance against each of the KPIs:

threshold (the minimum necessary to qualify for any reward); target (where the performance requirements have been met); and stretch (where performance is exceeded).

The Group KPIs measure performance in delivering against specific health, safety and environment targets and achieving specified levels of performance against financial targets. The levels of performance achieved in relation to each of the primary group measures were as follows:

Group KPIs	Level of performance achieved as determined by the Committee
Health, safety and environment (includes the measures CIFR, HSEC standards, company HSEC targets and behavioural-based systems)	Between threshold and target (based on the average of the four measures)
Shareholder Value Added	Stretch
Net Present Value Added	Between threshold and target

The TSR performance of the Group relative to the markets in which it operates, over the past five years, is illustrated by the two graphs below. The first compares BHP Billiton's TSR performance to the ASX 100 and the FTSE 100. The second illustrates performance against the LTIP comparator group, set out above. The earnings performance of the Group over the last five years is illustrated by the graph of attributable profit on page 1 of this Annual Report.

Five-year TSR performance of BHP Billiton measured against the ASX 100 and FTSE 100 – rebased in US$

- BHP Billiton Plc
- BHP Billiton Limited
- ASX 100
- FTSE 100



Five-year TSR performance of BHP Billiton measured against the LTIP comparator group – rebased in US$

- BHP Billiton Plc
- BHP Billiton Limited
- Median of the comparator group



Remuneration Report continued

For the period 1 July 2004 to 30 June 2005, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends paid) was 55 per cent. Over the same period the return to BHP Billiton Plc shareholders was 51 per cent.

The TSR performance for BHP Billiton Limited is inclusive of the Bonus Share awards and is adjusted for the demerger of OneSteel Limited, and for both BHP Billiton Limited and BHP Billiton Plc is adjusted for the demerger of BHP Steel Limited (now known as BlueScope Steel Limited).

Market price of Shares

	BHP Billiton Plc	BHP Billiton Limited
At 30 June 2005	£7.12	A$18.15
Highest price in the year ended 30 June 2005	£7.77 (28 February 2005)	A$19.29 (7 March 2005)
Lowest price in the year ended 30 June 2005	£4.75 (23 July 2004)	A$12.48 (5 July 2004)

4. Executive Directors

During the year and at the date of this Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

The tables that appear in sections 4.1.3, 4.1.4, 4.2.3 and 4.2.4 have been prepared in accordance with the law and Accounting Standards in Australia and the UK. The tables contain the amounts paid to the executive Directors during the year and a value of the *at risk* component of their remuneration. The *at risk* component is made up of Performance Shares, Deferred Shares and/or Options and is an estimate only because the amount cannot be finally determined until (i) shareholders have approved the issue of the Shares or Options, and (ii) the performance period has expired and the performance has been assessed against the Performance Hurdles. Summaries of remuneration for Messrs Goodyear and Salamon for the year appear in sections 4.1.1 and 4.2.1 respectively.

4.1 Mr Charles Goodyear

4.1.1 Summary of remuneration arrangements

Mr Goodyear's *fixed* remuneration is made up of base salary, retirement benefits and other benefits, and equals 45 per cent of total remuneration when calculated at the *target* level of performance. The *at risk* remuneration, made up of short and long-term incentives, equals 55 per cent of total remuneration when calculated at the *target* level of performance.

The Committee has assessed Mr Goodyear's performance for the year and has concluded that it was above *target* (see section 3.3 of this Report for the assessment in relation to Group KPIs). Accordingly, the value of *at risk* remuneration, and therefore the percentage of the total that is attributable to *at risk* remuneration, will be greater than the *target* percentage.

Summary of *fixed* and *at risk* remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration (Comprising base salary and benefits (including retirement benefits))	2 003 301	see section 4.1.3
At risk remuneration Cash bonus	1 240 313	see section 4.1.3
Dividend Equivalent Payment value	291 201	see section 4.1.3
Estimated fair value of the Deferred Shares	1 060 302	see section 4.1.3
Notional value of the Performance Shares	558 141	see section 4.1.4
Estimated total remuneration for financial year 2005	5 153 258	

4.1.2 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. It does not contain a fixed term and can be terminated by the Group on 12 months' notice or by Mr Goodyear on three months' notice. The Group has the right to immediately terminate the contract by paying Mr Goodyear 12 months' base salary and the superannuation (or pension) contribution, in lieu of notice.

The rules of the GIS and LTIP cover any entitlements Mr Goodyear might have in relation to short and long-term incentives, including entitlements that have not vested at the date of termination. The rules of those schemes outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee and the Group reach a mutual decision to part. To provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to the exercise of that discretion, the Committee has determined what Mr Goodyear's entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as CEO for a minimum of three years, he would be entitled to:

- any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that as the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant it is appropriate that they be awarded

- a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear's performance measured against his KPIs and pro-rated to reflect the actual period of service, and
- a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The number of entitlements will be pro-rated to reflect Mr Goodyear's period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

These entitlements would not arise if Mr Goodyear's contract was terminated for cause or if he resigned. Details of how the GIS and LTIP would operate in those circumstances are set out in the rules, available on the website at *www.bhpbilliton.com/aboutus/annualreports/plc/downloads/GISrules.pdf*, *www.bhpbilliton.com/aboutus/annualreports/plc/downloads/LTIPrules.pdf*, *www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/GISrules.pdf* and *www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/LTIPrules.pdf*.

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

Mr Goodyear would be entitled to any accrued entitlement that he may have under the rules of the Retirement Savings Plan at the date of termination as set out in section 4.1.5 below.

4.1.3 Remuneration

Mr Goodyear's target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented an 80 per cent weighting and personal KPIs 20 per cent. The Committee has assessed the Group's and Mr Goodyear's performance for the year and awarded 94.5 per cent of salary as a cash bonus. The Committee has set Mr Goodyear's KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent a 70 per cent weighting. Personal KPIs include business growth, project performance, business excellence, corporate strategic issues and senior executive succession planning.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Retirement benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	*FIXED*	*FIXED*	*AT RISK*	*AT RISK*	*AT RISK*		*AT RISK*	*AT RISK*	
2005	1 312 500	60 801	630 000	1 240 313	291 201	1 060 302	4 595 117	552 711	(212 304)	4 935 524
2004	1 250 000	321 071	600 000	1 070 125	–	934 444	4 175 640	332 087	(370 329)	4 137 398

The notes to this table appear in section 8.2 below.

4.1.4 Share and Option plans

All Shares under award and Options issued form part of Mr Goodyear's *at risk* remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met. No Options held are vested but not exercisable, except where stated.

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Limited Ordinary Shares under option					Exercise price [4] (A$)	First exercise date	Expiry date
	At 1 July 2004	Granted [3]	Exercised	Lapsed	At 30 June 2005			
GIS 2004 Options	–	180 613	–	–	180 613	15.39	August 2006	August 2009
GIS 2003 Options	320 725	–	–	–	320 725	11.11	August 2005	August 2008
ESP 2000[1]	722 785	–	–	–	722 785	7.60	3 April 2003	2 April 2010
ESP 1999[1]	351 065	–	–	–	351 065	6.92	23 April 2002	22 April 2009

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005 continued

| Scheme | BHP Billiton Limited Ordinary Shares under award | | | | | Vesting date |
	At 1 July 2004	Granted [3]	Vested	Lapsed	At 30 June 2005	
LTIP 2004 Performance	–	500 000	–	–	500 000	August 2009
GIS 2004 Deferred	–	44 601	–	–	44 601	August 2006
GIS 2003 Deferred	28 093	–	–	–	28 093	August 2005
GIS 2003 Performance	112 375	–	–	–	112 375	August 2006
GIS 2002 Performance	180 154	–	–	–	180 154	August 2005
PSP 2001 [2]	136 573	–	122 916	13 657	–	1 October 2004
Total	457 195	544 601	122 916	13 657	865 223	

Notes:

[1] All of the award is exercisable.

[2] 90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.82. The remaining 10 per cent lapsed. Mr Goodyear exercised 53 600 of the vested Shares on 5 May 2005 when the market price was A$16.50 and 53 600 on 6 May 2005 when the market price was A$16.52. The aggregate gain was A$884 400 and A$885 472 respectively. As at 30 June 2005, Mr Goodyear had not yet exercised the remaining 15 716 vested shares.

[3] The market price of BHP Billiton Limited Shares on date of grant (3 December 2004) was A$15.28. The fair value per Option, Performance Share and Deferred Share was A$3.80, A$6.85 and A$13.34 respectively. Fair value per Option, Performance Share and Deferred Share was estimated using a Black-Scholes model, a Monte Carlo model and a Net Present Value model respectively. The fair value of Options granted was A$686 329.

[4] Represents the exercise price payable on Options.

4.1.5 Retirement benefits

Mr Goodyear's remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. For the year ending 30 June 2005, Mr Goodyear elected to defer receipt into a Retirement Savings Plan which is an unfunded defined contribution plan. The Plan allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse's pension equal to two-thirds of one-thirtieth of Mr Goodyear's pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date (age 60), will be payable for the duration of his spouse's lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, the pension arrangements are the same as for the Specified Executives (see section 5.5 below) save that his ill-health pension will be one-thirtieth for each year of service from 1 January 2003 to his normal retirement date.

4.2 Mr Miklos (Mike) Salamon
4.2.1 Summary of remuneration arrangements

Mr Salamon's *fixed* remuneration is made up of base salary, retirement benefits and other benefits and equals 50 per cent of total remuneration when calculated at the *target* level of performance. The *at risk* remuneration, made up of short and long-term incentives, equals 50 per cent of total remuneration when calculated at the *target* level of performance.

The Committee has assessed Mr Salamon's performance for the year and has concluded that it was above target (see section 3.3 of this Report for the assessment in relation to the Group KPIs). Accordingly, the value of *at risk* remuneration, and therefore the percentage of the total that is attributable to *at risk* remuneration, will be greater than the *target* percentage.

Summary of *fixed* and *at risk* remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration (Comprising base salary and benefits (including retirement benefits))	2 178 992	see section 4.2.3
At risk remuneration		
Cash bonus	1 207 599	see section 4.2.3
Dividend Equivalent Payment value	150 956	see section 4.2.3
Estimated fair value of the Deferred Shares	1 044 711	see section 4.2.3
Notional value of the Performance Shares	543 419	see section 4.2.4
Estimated total remuneration for financial year 2005	5 125 677	

4.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon's employment agreements automatically terminate on his 60th birthday. At any time prior to his 60th birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months' notice. The Company may make a

payment in lieu of notice of 12 months, equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2.3 Remuneration

Mr Salamon's target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented 30 per cent of the total performance measures. Forty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 30 per cent was attributable to personal KPIs. The Committee has assessed the Group's and Mr Salamon's performance for the year and awarded 90.8 per cent of salary as a cash bonus. The Committee has set Mr Salamon's KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent 35 per cent of the total performance measures. Thirty-five per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 per cent is attributable to personal KPIs that include successful integration of WMC Resources Ltd, NPV added value, alignment of business planning with business excellence principles, operating committee performance, operating discipline, performance of key projects and alignment of operating businesses' strategy to corporate strategy.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK	
2005	1 329 998	148 751	1 207 599	150 956	1 044 711	3 882 015	700 243	439 554	(282 732)	4 739 080
2004	1 197 666	42 581	852 089	–	765 602	2 857 938	655 123	398 360	(317 672)	3 593 749

The notes to this table appear in section 8.2 below.

4.2.4 Share and Option plans

All Shares under award form part of Mr Salamon's *at risk* remuneration. The extent to which Shares (save for Deferred Shares) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

Summary of interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Plc Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted [3]	Vested	Lapsed	At 30 June 2005	
LTIP 2004 Performance	–	300 000	–	–	300 000	August 2009
GIS 2004 Deferred	–	80 151	–	–	80 151	August 2006
GIS 2003 Deferred	89 056	–	–	–	89 056	August 2005
GIS 2003 Performance	89 056	–	–	–	89 056	August 2006
GIS 2002 Performance	193 706	–	–	–	193 706	August 2005
CIP 2001	95 295[2]	–	–	–	95 295	1 October 2005
RSS 2001[1]	198 163	–	178 347	19 816	–	8 October 2004
Total	665 276	380 151	178 347	19 816	847 264	

Notes:
[1] 90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £6.21. The remaining 10 per cent lapsed. The Shares were transferred to Mr Salamon on vesting. The aggregate gain was £1 107 535.
[2] Includes 26 471 Committed Shares invested by Mr Salamon.
[3] The market price of BHP Billiton Plc Shares on date of grant (3 December 2004) was £5.91. The fair value per Performance Share and Deferred Share was £2.63 and £5.31 respectively. Fair value per Performance Share and Deferred Share was estimated using a Monte Carlo model and a Net Present Value model respectively.

4.2.5 Retirement benefits
Defined Benefit Pension (US dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2005 [1]	Total annual pension entitlement as at 30 June 2005	Estimated capital value (transfer value) of the increase in annual pension entitlement [1]	Estimated capital value (transfer value) of total accrued pension	
			at 30 June 2005	at 30 June 2004
66 072	886 665	987 915	9 392 019	7 870 626

Notes:
[1] The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation. The increase in accrued pension after making an allowance for inflation of 2.9 per cent (2004: 3 per cent) was US$42 275 (2004: US$58 026) and the transfer value of that increase less the contributions made to the scheme by the Director was US$447 798 (2004: US$594 275).

Mr Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits will accrue other than to reflect changes in his pensionable salary. He will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. Only base salary is pensionable. At the date of this Report Mr Salamon was 50 years of age.

For service after 1 July 1997 and until 1 April 2005, Mr Salamon has had the right to determine whether his pension provision for that year's salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement. He has always chosen to take his benefits under a defined benefit arrangement.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4 per cent per annum. In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

If Mr Salamon dies while he is still employed, a lump sum benefit of four times base salary and a spouse's pension of two-thirds of the prospective pension will be payable to his estate.

In the event of death while in retirement, a surviving spouse's pension of two-thirds of the pension in payment, before the effect of commutation, will be payable.

If Mr Salamon leaves due to incapacity, an ill-health pension of two-thirds base salary will be payable. In the event of his death during ill-health retirement, a spouse's pension of two-thirds of the ill-health pension will be payable for the duration of his spouse's lifetime.

5. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. They are also the five highest paid executives in the Group. This section contains information relating to the Group's Specified Executives whose full names and titles appear in the Glossary of Terms at the beginning of this Report.

5.1 Service contracts

As outlined in section 3, it is the Group's policy that service contracts for senior executives have no fixed term but be capable of termination on 12 months' notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months' pay in lieu of notice. Where contracts contain notice periods in excess of 12 months, those contracts reflect market practice at the time the terms were agreed. The service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

Summary of termination provisions in the service contracts with the Specified Executives

Name	Employing company	Notice period – company	Notice period – employee	Termination provisions [1]
P Aiken R Kirkby M Kloppers C Lynch	BHP Billiton Limited BHP Billiton Limited BHP Billiton Plc BHP Billiton Limited	12 months 12 months 12 months 12 months	6 months 6 months 6 months 6 months	On termination the Company may make a payment in lieu of notice equal to 12 months' base salary plus the superannuation and retirement benefit contributions for that period
J Fast	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months' base salary plus a termination payment of 21 months' base salary

Notes
[1] The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

5.2 Remuneration

As noted in section 3 above, senior executives' total remuneration is divided into two components – *fixed* and *at risk*. The *at risk* component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group's overall profitability and performance.

Remuneration of the Specified Executives for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation – long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	*FIXED*	*AT RISK*	*AT RISK*	*AT RISK*		*FIXED*	*AT RISK*	*AT RISK*	
P Aiken										
· 2005	1 012 656	920 606	731 330	110 279	625 190	3 400 061	365 569	328 088	(96 682)	3 997 036
· 2004	882 427	519 032	642 716	–	561 226	2 605 401	318 556	291 887	(217 196)	2 998 648
J Fast										
· 2005	707 053	–	651 832	101 530	557 230	2 017 645	253 832	259 287	(103 939)	2 426 825
· 2004	638 944	–	591 726	–	516 701	1 747 371	229 381	235 198	(221 309)	1 990 641
R Kirkby										
· 2005	828 823	1 296	781 497	108 201	668 076	2 387 893	303 349	281 608	(154 121)	2 818 729
· 2004	696 801	1 272	630 430	–	550 498	1 879 001	255 029	201 030	(236 536)	2 098 524
M Kloppers										
· 2005	864 532	157 585	815 409	114 036	705 422	2 656 984	357 244	294 075	(182 713)	3 125 590
· 2004	719 262	158 398	647 228	–	581 534	2 106 422	320 817	211 639	(267 845)	2 371 033
C Lynch										
· 2005	792 855	24 268	719 278	105 297	614 887	2 256 585	275 121	291 075	(115 137)	2 707 644
· 2004	716 480	27 272	613 680	–	535 871	1 893 303	248 619	234 895	(220 089)	2 156 728

The notes to this table appear in section 8.2 below.

5.3 Group Incentive Scheme

	Year ended 30 June 2005		Year commencing 1 July 2006
	Total remuneration *at risk* at the *target* level of performance	**Group measures (weighting of total performance measures)**	**Group measures (weighting of total performance measures)**
P Aiken	42%	25%	35%
J Fast	57%	45%	45%
R Kirkby	56%	30%	35%
M Kloppers	52%	45%	45%
C Lynch	56%	45%	42%

All Specified Executives exceeded their specified target bonus.

Details of the level of participation by the Specified Executives in the GIS in the 2005 financial year are set out on page 54.

5.4 Share and Option plans

All of the Shares under award form part of the executives' at risk remuneration. There are no Specified Executives with Options. The extent to which Shares under award (save for Deferred Shares under award) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

Summary of the Specified Executives' interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005 [1]

	At 1 July 2004	Granted	Exercised	Vested	Lapsed	At 30 June 2005
P Aiken [2]						
• Shares under award	507 008	283 553	–	196 074	13 186	581 301
J Fast [2]						
• Shares under award	368 733	228 908	–	96 384	10 709	490 548
R Kirkby [2]						
• Shares under award	331 380	282 450	–	74 097	8 233	531 500
• Partly Paid Shares	362 588	–	182 054	–	–	180 534
M Kloppers [3]						
• Shares under award	409 718	285 548	–	75 764	8 418	611 084
C Lynch [2]						
• Shares under award	410 980	280 908	–	160 887	10 956	520 045

Notes:
[1] Detailed information on the Specified Executives' interests in incentive plans is set out in note 31 to the financial statements.
[2] BHP Billiton Limited Ordinary Shares under award.
[3] BHP Billiton Plc Ordinary Shares under award.

5.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the Specified Executives as follows:

Retirement benefits: a defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse's pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive's current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits: a lump sum of four times base salary and a spouse's pension of two-thirds of 2.2 per cent of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive's life. In both cases, periods of service where the executive elects a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse's pension of two-thirds of the ill-health pension will be payable for the duration of the spouse's lifetime. Additionally, a children's pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children, until the first child ceases being in full-time education or the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

These arrangements apply to each of the Specified Executives except for Marius Kloppers who retained his previous pension promise of one-thirtieth of base salary for each year of service.

6. Non-executive Directors

6.1 Remuneration policy

The whole of the Board assumes responsibility for establishing the remuneration policy for non-executive Directors. The Remuneration Committee sets the remuneration for the Chairman. The shareholders fix the aggregate sum that can be applied to non-executive Director remuneration including the remuneration of the Chairman. The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to effectively contribute to a high-performing Board. Fees are denominated in US dollars and are reviewed annually.

Non-executive Directors are not eligible to participate in any of the Group's incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at *www.bhpbilliton.com/aboutus/governance.* Dates of appointment appear on pages 31 to 33 of this Annual Report.

Each non-executive Director is appointed subject to periodic re-election by the shareholders (see page 36 of this Annual Report for an explanation of the re-appointment process). There are no provisions in any of the non-executive Director's appointment arrangements for compensation payable on early termination of their directorship.

Remuneration for non-executive Directors is reviewed on an annual basis. Following the review of remuneration for 2005 the elements of remuneration, effective 1 September 2005, are as follows:

Non-executive Directors' remuneration

US dollars	At 1 September 2005	At 1 July 2004
Base fee	100 000	85 000
Plus additional fees for:		
Senior Independent Director of BHP Billiton Plc	20 000	20 000
Committee Chairmanship:		
• Audit	40 000	40 000
• Sustainability and Remuneration	25 000	25 000
• Nomination	No additional fees	No additional fees
Committee membership:		
• Audit	20 000	20 000
• Sustainability and Remuneration	15 000	15 000
• Nomination	No additional fees	No additional fees
Travel allowance:		
• Greater than three hours but less than 12	3 000	2 000
• Greater than 12 hours	7 500	5 000

Chairman's remuneration

US dollars	At 1 September 2005	At 1 July 2004
Fees	700 000	450 000

6.2 Remuneration paid
Remuneration for the year ended 30 June 2005

US dollars	Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits	Subtotal UK GAAP 2005	Subtotal UK GAAP 2004	Retirement benefits [3]	Total Australian GAAP 2005	Total Australian GAAP 2004
Don Argus	450 000	–	–	15 000	1 847	466 847	244 500	23 388	490 235	257 160
David Brink	85 000	25 000	20 000	29 000	3 924	162 924	100 119	–	162 924	100 119
John Buchanan	105 000	25 000	–	22 000	4 547	156 547	108 500	–	156 547	108 500
Michael Chaney [1]	85 000	–	–	18 000	87	103 087	80 826	4 421	107 508	83 991
Carlos Cordeiro [2]	14 369	–	–	7 000	–	21 369	–	–	21 369	–
David Crawford	85 000	40 000	–	15 000	3 769	143 769	101 000	6 497	150 266	104 561
David Jenkins	85 000	–	35 000	22 000	–	142 000	110 000	–	142 000	110 000
Lord Renwick	85 000	–	15 000	7 000	–	107 000	73 000	–	107 000	73 000
John Schubert	85 000	–	15 000	15 000	1 651	116 651	80 500	5 199	121 850	83 665

Notes:

[1] Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited until 12 July 2005, when he retired from that company.

[2] Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27 542 during the period in which he was not a member of the Board.

[3] BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

Remuneration Report continued

6.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars

Name	Completed years of service at 30 June 2005	Increase in lump sum entitlement during the year [1]	Lump sum entitlement at 30 June 2005	Lump sum entitlement at 30 June 2004
Don Argus	8	206 991	1 286 761	1 079 770
Michael Chaney	10	54 606	339 742	285 135
David Crawford	11	59 453	361 232	301 779
David Jenkins	5	31 080	219 675	188 595
John Schubert	5	29 685	173 426	143 741

[1] On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

7. Aggregate Directors' Remuneration

Aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles

US dollars (million)	2005	2004
Emoluments	10	8
Termination payments	0	0
Awards vesting under long-term incentive plans	4	1
Gains on exercise of options	0	1
Total	**14**	**10**

This Report was approved by the Board on 8 September 2005 and signed on its behalf by:



John Buchanan
Chairman, Remuneration Committee

8 September 2005

8. Appendices

8.1 Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000) [1]	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) [1]	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Performance measurement From To	3 April 2000 2 April 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2005 [2]	1 July 2002 30 June 2005	1 July 2003 30 June 2006	1 July 2004 30 June 2009
Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	No	No	No	No	No
TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group
Inflationary performance condition	No	Yes [3]	Yes [3]	Yes [4]	Yes [4]	No
Vesting schedule (upper and lower range)	< 41st percentile – 0% > 60th percentile – 100%	< 10th position – 0% > 4th position – 100% [5]	< 10th position – 0% > 4th position – 125% [6]	< 50th percentile – 0% 85th–100th percentile – 100%	< 50th percentile – 0% 85th–100th percentile – 100%	< = median TSR – 0% Exceeds median TSR (outperformance) – 100% Between median and outperformance – pro-rated between 0% and 100%

8.1 Summary of long-term incentive plans continued

	Employee Share Plan 2000 (ESP 2000) [1]	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) [1]	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Performance period not yet concluded	Performance period concluded on 30 June 2005 and will vest in August 2005	Performance period not yet concluded	Performance period not yet concluded
Expiry date if exercisable	April 2010 [7]	September 2011 [7]	April 2006 [7]	August 2008	August 2009	August 2014
Comparator Group: [8]						
ASX 100	X					
Alcan		X	X	X	X	X
Alcoa		X	X	X	X	X
Alumina		X	X	X	X	X
Anglo American		X	X	X	X	X
Arcelor	X					
Barrick Gold		X	X	X	X	
BG Group						X
BP						X
Compania Vale do Rio Doce		X	X	X	X	X
Conoco Phillips	X	X	X	X	X	X
Corus Group	X					
Exxon Mobil						X
Freeport-McMoRan	X	X	X	X	X	X
Impala						X
Inco		X	X	X	X	X
LTV	X					
Marathon Oil	X	X	X	X	X	X
Newmont Mining		X	X	X	X	X
Noranda	X	X	X	X	X	X
Norilsk						X
Nucor	X					
Phelps Dodge	X	X	X	X	X	X
Placer Dome		X	X	X	X	
Rio Tinto	X	X	X	X	X	X
Shell						X
Total Fina Elf	X					X
Unocal	X	X	X	X	X	X
US Steel	X					
Woodside Petroleum	X	X	X	X		X
Xstrata				X	X	X

Further details of all incentive plans, including the number of participants in those plans, are contained in note 23 to the financial statements.

Notes:
[1] Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
[2] The first performance period ended 30 September 2003. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
[3] The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
[4] The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
[5] The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.
[6] The first performance period ended on 30 September 2003 when 60 per cent (out of a maximum of 80 per cent) Shares vested. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. In respect of the second performance period >4th position will mean 125 per cent of those Shares vest. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
[7] Expiry date will be earlier if employment ceases.
[8] From publicly available data.

Remuneration Report continued

8.2 Notes to the remuneration tables for the executive Directors and Specified Executives (Sections 4.1.3, 4.2.3 and 5.2 above)

Dividend Equivalent Payment
Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares, Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant.

Other benefits
Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, car allowance and relocation allowance and expenses where applicable.

Retirement benefits
Mr Goodyear is entitled to receive 48 per cent of his salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group's Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and the Specified Executives) that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out on page 52. Mr Salamon's benefits are fully accrued by 1 April 2005 and therefore the 2005 cost reflects only nine months' accrual. A new funding valuation has been carried out since the last Report and the 2005 monthly cost of accrual reflects the increased contribution rate based on the revised assumptions adopted.

Deferred Shares
This represents the estimated fair value of Deferred Shares earned in the year. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the Shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. The actual Deferred Shares will be awarded to Messrs Goodyear and Salamon subject to approval by shareholders at the annual general meetings in 2005. Participants can elect to receive Options instead of Deferred Shares or a combination of both. In the case of Deferred Shares, the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of Shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The value of the Shares forms part of the *at risk* remuneration appearing throughout the Report, which are therefore estimates.

Share-based compensation long term
The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the GIS and LTIP. The estimated value has been calculated using a Monte Carlo simulation methodology taking account of Performance Hurdles. Details of the outstanding awards and awards vesting in the year are set out in the tables on pages 49, 50, 51 and 54. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period.

Adjustment for Australian GAAP
In accordance with UK GAAP, 100 per cent of the estimated Dividend Equivalent Payments receivable over the vesting period related to the 2004 and 2005 GIS Deferred Shares are included in the remuneration in the column headed 'Dividend equivalent payment value'. Dividend Equivalent Payments related to the 2004 LTIP performance shares will be recognised in remuneration when the cash payment is received. Under Australian GAAP, total estimated Dividend Equivalent Payments receivable are included over the vesting period.

The column headed 'Adjustment for Australian GAAP' represents the difference between the measurement methods. Hence the addition of the columns headed 'Value of Deferred Shares', 'Dividend equivalent payment value' and 'Adjustment for Australian GAAP' represents the remuneration associated with Deferred Shares and Dividend Equivalent payments under Australian GAAP.

2004 equity compensation
Amounts in respect of the estimated value of 2004 equity compensation have been restated and have been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

BHP BILLITON CHARTER

WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY.

Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To prosper and achieve real growth, we must:

· actively manage and build our portfolio of high-quality assets and services,

· continue the drive towards a high-performance organisation in which every individual accepts responsibility and is rewarded for results,

· earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments.

We value:

· **Safety and the Environment** – An overriding commitment to health, safety, environmental responsibility and sustainable development.

· **Integrity** – Including doing what we say we will do.

· **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.

· **Win-Win Relationships** – Having relationships which focus on the creation of value for all parties.

· **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver positive change in the face of adversity.

· **Respect for Each Other** – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

We are successful in creating value when:

· our shareholders are realising a superior return on their investment

· our customers and suppliers are benefiting from our business relationships

· the communities in which we operate value our citizenship

· every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.



Chip Goodyear
Chief Executive Officer

October 2004



Directors' Report

The information presented by the Directors in this Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries.

Principal activities, state of affairs and business review

A review of the operations of the Group during the financial year, and the expected results of those operations in future financial years, is set out in the Chairman's Review, Chief Executive Officer's Report, the Company Overview, the Review of Operations, the Customer Sector Group Highlights, Corporate Governance Statement and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Report. The Directors believe that to include further information on those matters in this Annual Report would be likely to result in unreasonable prejudice to the Group.

The principal activities of the Group during the 2005 financial year were minerals exploration, development, production and processing (in particular, alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds and titanium minerals), and oil and gas exploration, development and production.

In August 2005 BHP Billiton Limited acquired control of 100 per cent of the issued shares of WMC Resources Ltd. As a result of this acquisition, the principal activities of the Group now also include development, production and processing of uranium and production of fertiliser.

Significant changes in the state of affairs of the Group which occurred during the 2005 financial year and significant post balance date events were:

- On 3 June, BHP Billiton Limited obtained control of WMC Resources Ltd and on 17 June after acquiring over 90 per cent of the issued shares commenced action to compulsorily acquire the remaining shares. On 2 August 2005 BHP Billiton acquired 100 per cent of the issued shares in WMC Resources Ltd at a total cost of US$7.2 billion. The acquisition is regarded by BHP Billiton as a further step in its strategy of developing, operating and maximising the performance of large, long-life, low-cost assets. It builds on the existing nickel and copper businesses of BHP Billiton, as well as introducing uranium into the suite of energy products. The combined business has operations, products and technologies which provide a range of options for further growth.

- BHP Billiton completed a US$2 billion capital management programme during financial year 2005. As detailed below, US$1.78 billion was returned to shareholders via an off-market buy-back of BHP Billiton Limited shares at a discount to the market rate. The remaining US$220 million (3.6 US cents per share) was used to rebase the interim dividend declared in February 2005, increasing that dividend to 13.5 US cents per share.

- In June 2005, BHP Billiton disposed of its economic interests in the majority of its South African chrome business to the Kermas Group. Total proceeds of the sale were US$421 million (100 per cent). BHP Billiton owned a 60 per cent share in the chrome business with the balance held by Anglo American Plc.

- On 24 August 2005, BHP Billiton permanently closed the hot briquetted iron facilities at the Boodarie Iron plant in Western Australia at a charge of US$266 million, primarily relating to settlement of existing contractual arrangements, plant decommissioning, redundancy and other associated costs. The Boodarie Iron plant had been placed on care and maintenance in November 2004.

- In July 2005, BHP Billiton approved the development of the Neptune oil and gas field in the Gulf of Mexico, in which it has a 35 per cent interest. BHP Billiton's share of the gross cost of the development is estimated at approximately US$300 million. Neptune will be BHP Billiton's first operated, deepwater standalone facility in the Gulf of Mexico. The Neptune facility will have a design capacity to produce up to 50 000 barrels of oil and 50 million cubic feet of gas per day (100 per cent terms) and is expected to commence production by the end of financial year 2007.

- In June 2005, BHP Billiton approved a fifth train expansion of the liquefied natural gas (LNG) processing facilities at the North West Shelf Project in Western Australia. The expansion will provide an additional 4.2 million tonnes per annum ('mtpa') (100 per cent terms) of processing capacity. BHP Billiton has a 16.7 per cent share in the North West Shelf Project and its share of the costs of the expansion is estimated at US$250 million. Construction on the fifth train will commence later this year and first production is expected in late 2008.

- In October 2004, BHP Billiton approved the Rapid Growth Project 2, which will expand the capacity at BHP Billiton's Western Australian iron ore operations from 110 mtpa to 118 mtpa (100 per cent terms). BHP Billiton's 85 per cent share of the capital expenditure is US$489 million and increased production is expected in the second half of calendar year 2006.

- BHP Billiton reached agreement with four Chinese steel mills to enter into a joint venture and sales contract for the supply of approximately 12 mtpa of iron ore over 25 years. The formal Wheelara Joint Venture agreement was signed in September 2004. At this time, BHP Billiton also secured further long-term sales commitments for its iron ore products with the Chinese steel mills for a further 12 mtpa over the next ten years.

- In August 2005, BHP Billiton entered into the JFE Western 4 Joint Venture with JFE Steel and BHP Billiton's existing Yandi joint venture partners, ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation. The JFE Western 4 Joint Venture involves a sub-lease over the Western 4 deposit within BHP Billiton's Yandi mine in Western Australia, and secures long-term sales contracts of approximately 16 mtpa of iron ore over 11 years.

- In October 2004, BHP Billiton approved the development of a 100 per cent owned greenfield Spence copper project in Chile. Spence is expected to produce 200 000 tonnes of copper cathode per annum, with first production scheduled for late 2006. The estimated cost of the development is US$990 million.

- Eight major growth projects were commissioned across the Group during the 2005 financial year. Total capital expenditure throughout the development phase of these projects was approximately US$1786 million.

No other matter or circumstance has arisen since the end of the 2005 financial year which has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.

Share capital and buy-back programmes

As part of its capital management programme, BHP Billiton completed an off-market buy-back of US$1.78 billion of BHP Billiton Limited shares during the 2005 financial year. BHP Billiton Limited repurchased 180.72 million shares, representing 2.9 per cent of the issued share capital of the BHP Billiton Group. These shares were acquired at a price of A$12.57 per share, which represented a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back (being 19 November 2004). The shares purchased were cancelled.

In addition, BHP Billiton Limited has in place an on-market share buy-back programme, under which up to 358 million shares of BHP Billiton Limited can be purchased on-market and cancelled, which represents less than 10 per cent of BHP Billiton Limited's issued share capital.

At the annual general meetings held during 2004, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 246 814 700 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc's issued share capital at that time. Shareholders will be asked at the 2005 annual general meetings to renew this authority.

During the 2005 financial year, no shares were purchased by BHP Billiton Plc, and BHP Billiton Limited did not make any on-market share purchases.

The number of shares purchased under both programmes will remain subject to prevailing market conditions and alternative capital investment opportunities available to the Group.

Some executives of BHP Billiton are entitled to options as part of their remuneration arrangements which can be satisfied either by the acquisition of shares on-market or by the issue of new shares that have been granted during, or since the end of, the financial year. The tables on pages 49 to 54 of this Annual Report list those entitlements.

Results and financial information

Information about the financial position of the Group is included in the financial report of this Annual Report. The consolidated profit and loss account set out on pages 78 and 79 show an attributable profit of US$6398 million compared to US$3379 million in 2004.

Disclosure in relation to financial instruments is set out in the Financial Review and note 29 to the financial statements.

Directors

Details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out on pages 31 to 33. These details include the period for which each Director held office up to the date of this Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2002, and the period for which each directorship has been held.

Mr Carlos Cordeiro was appointed as a non-executive Director of BHP Billiton Limited and BHP Billiton Plc in February 2005. Mr Cordeiro vacated his office in April 2005 and was reappointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 August 2005. This situation arose because Mr Cordeiro did not meet, within the two month time period required, the minimum shareholding requirements for Directors under the Articles of Association and Constitution of BHP Billiton.

Mr Cordeiro, like all other Directors, possessed unpublished price sensitive information in relation to the proposed acquisition of WMC Resources Ltd for the whole period that was available to him to comply with the minimum shareholding qualification. Therefore, Mr Cordeiro did not purchase any shares in BHP Billiton and he did not meet the minimum shareholding qualification.

Prior to the release of BHP Billiton's results for financial year 2005, Mr Cordeiro was unable to purchase shares. Mr Cordeiro purchased the required number of shares immediately after the release of BHP Billiton's results for financial year 2005.

Lord Renwick and Mr Michael Chaney both retire by rotation and have indicated their intention not to seek re-election this year. On 8 September 2005 the Directors agreed to appoint the Hon. Gail de Planque a Director of BHP Billiton Limited and BHP Billiton Plc with such appointment to become effective on 19 October 2005.

The number of meetings of the Board and its Committees held during the year and each Director's attendance at those meetings is set out on page 36 of this Annual Report.

Remuneration and share interests

Remuneration
The policy for determining the nature and amount of emoluments of Directors and senior executives of the Group, and the relationship between that policy and the Group's performance, appears in the Remuneration Report on pages 45 to 48 and 55.

The tables on pages 49, 51, 53 and 55 set out the emoluments of each Director of BHP Billiton Limited and BHP Billiton Plc, and each of the five specified executives having the greatest authority for managing the BHP Billiton Group (who are also the five officers of the Group receiving the highest emoluments) ('Specified Executives').

Directors' Report continued

Directors

The table on page 65 sets out the relevant interests in shares in BHP Billiton Plc and BHP Billiton Limited of the Directors who held office at 30 June 2005, at the beginning and end of the financial year, and at the date of this Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. The rights or options held by executive Directors over shares in BHP Billiton Limited and BHP Billiton Plc are set out in the tables on pages 49 to 51 and page 65 of this Annual Report.

The Group has not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003 and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out on page 56 of this Report.

Specified Executives

The table on page 65 sets out the relevant interests held by the Specified Executives in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of the financial year, and at the date of this Report. Interests held by the Specified Executives under share and option plans are set out in note 31 to the financial statements.

Secretaries

Details of the qualifications and experience of Karen Wood, the Company Secretary, are set out on page 33. The following people also act as the company secretaries of either BHP Billiton Limited or BHP Billiton Plc, and report to Karen Wood in this capacity: Sam Butcher, BEc LLB (Hons) FCIS and Ross Mallett JD BBus FCIS FCPA, Joint Deputy Company Secretaries BHP Billiton Limited; Elizabeth Hobley, BA (Hons) ACIS, Deputy Company Secretary BHP Billiton Plc; Ines Watson, ACIS, Assistant Company Secretary BHP Billiton Plc; and Bill Smith, BComm LLB (Hons), Assistant Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role or as a legal advisor to the Group arising from time spent in such roles within BHP Billiton or other large listed companies.

Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, secretary or executive officer. The Directors named on pages 31 to 33, executive officers and the company secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

To meet this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance ('Deeds of Indemnity') with each of their respective Directors. Following changes to the law in the United Kingdom during the 2005 financial year in respect of directors' indemnities, BHP Billiton Limited and BHP Billiton Plc have reviewed and amended the terms of the Deeds of Indemnity with their Directors.

The terms of the BHP Billiton Plc Deeds of Indemnity have been broadened to reflect the changes in the law in the United Kingdom. As a result of these amendments, the terms of the BHP Billiton Limited and BHP Billiton Plc Deeds of Indemnity are now substantially the same as each other.

At the 2005 annual general meetings, shareholders will be asked to consider and approve proposed amendments to the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association. These include proposed amendments to the indemnity provisions contained in Article 146 of the BHP Billiton Plc Articles of Association, which reflect the changes in the law in the United Kingdom and the new Deeds of Indemnity.

The Group has a policy that it will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for the Group. In addition, the Group has in place the following policies that have been approved by the Board:

- where a person chairs a Customer Sector Group Risk and Audit Committee and that person is not already indemnified as an employee or a Director of BHP Billiton, a policy to indemnify that Chairperson in the same manner as employees of BHP Billiton are indemnified, and
- a policy to indemnify employees who work in certain high-risk countries against the risk that their life insurance may be invalid or the terms of cover varied, due to the high-risk nature of the location in which they work. This policy is being phased out on a case-by-case basis in favour of a policy that does not involve employee indemnification.

From time to time the Group engages its External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with the Group's policy on the Provision of Other Services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG:

- against all losses, claims, costs, demands, actions, damages, liabilities or any proceedings ('liabilities') incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms, and
- for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group which is false, misleading or incomplete.

The Group has insured against amounts that it may be liable to pay to Directors, company secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc, or that it otherwise agrees to pay by way of indemnity. The insurance policy also insures Directors, company secretaries and some Group employees against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group.

The Group has paid premiums for this 'Directors and Officers' insurance of approximately US$2.9 million during the year ended 30 June 2005. Some Directors, secretaries and employees contribute to the premium for this insurance.

Employee policies and involvement

The Group's policy is to encourage and maintain effective communication and consultation between employees and management. To facilitate the Group's global communications policy, BHP Billiton has a dedicated internal communications division, which manages the release of information to employees across the world. In addition to the regular production and communication of operational and global newsletters, bulletins and staff news releases employees are also regularly invited to briefings by senior management on important issues such as the Group's strategy and results and health, safety and environmental matters.

BHP Billiton also provides information about issues of importance to employees via its intranet and email facilities. These are important tools for inviting employee feedback and increasing awareness of corporate and financial performance.

In addition, all BHP Billiton employees can access the Group's Annual Reports and other key publications via the intranet.

All businesses have in place a range of newsletters and other communications activities to ensure that information is shared with employees and feedback is obtained. In addition, some businesses have dedicated intranet sites accessible by the employees working at that business. These intranet sites contain information specific to the business. Staff briefings are conducted regularly. Other consultative mechanisms are also in place to address issues impacting employees, and in addition grievance or disputes procedures apply in all businesses.

BHP Billiton aims to align the interests of employees with those of shareholders. To achieve this alignment nominated employees are invited to participate in employee share schemes. In addition, incentive and bonus schemes operate throughout the Group. Employee share schemes are described in the Remuneration Report on pages 46 to 48 and 56 to 57.

The means by which the Group communicates with shareholders is described in the Corporate Governance Statement on page 29 of this Annual Report.

BHP Billiton has published its commitment to equality in employment in the Equality in Employment Policy and the Guide to Business Conduct. The Group gives full and fair consideration to applications for employment made by all people. Decisions are based on aptitudes and abilities and not on attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for available work within their capabilities and, where necessary, retraining. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees although reasonable modifications will be made to the physical work environment and other arrangements made as appropriate to meet particular needs arising from a disability.

Environmental performance

Particulars in relation to environmental performance are referred to on page 65 and in the Sustainability Report available at *http://sustainability.bhpbilliton.com/2005/report/*.

Dividends

Final dividends of 14.5 US cents per share will be paid on 28 September 2005. Details of the dividends paid and the dividend policy are set out on page 71 of this Annual Report.

No dividends or distributions were recommended or declared for payment to shareholders but not paid during financial year 2005.

As a result of a technical issue that arose in respect of the payment of its final dividend for the 2004 financial year, BHP Billiton Plc convened an Extraordinary General Meeting on 13 June 2005.

Under the United Kingdom Companies Act 1985, distributions made by a public company generally must not exceed the amount of the distributable profits that are reported in the last financial statements laid before the company in general meeting. A change in the timing of dividend payments during financial year 2004 resulted in the declaration in 2004 of three rather than two dividends (as had originally been envisaged). Consequently, the total amount of dividends declared during 2004 exceeded, by US$38 million, the distributable profits reported in the 2003 financial statements (the most recent financial statements laid before the Company at a general meeting).

The audited financial statements for the year ended 30 June 2004 indicated that the Company earned sufficient distributable profits to cover all dividends during 2004. However, by exceeding the distributable profits in the 2003 accounts the September 2004 dividend exceeded the amount which BHP Billiton Plc could technically pay and therefore the payment by BHP Billiton Plc of the September 2004 dividend, prior to the annual general meeting in November 2004, was a technical infringement of the Act, despite there being sufficient profit at the time shown by the latest available information.

As a result of the technical infringement of the Act, BHP Billiton Plc may have had claims against present and past shareholders who received the dividends and also against the Directors who approved the payment of the September 2004 dividend. It was not the intention of BHP Billiton Plc to make such claims and consequently the Extraordinary General Meeting was convened to:

· sanction the appropriation of profits to the final dividend payment in 2004
· waive any rights which BHP Billiton Plc may have had against shareholders and Directors
· approve BHP Billiton Plc entering into deeds of release in favour of such shareholders and Directors, and
· cancel the amount standing to the credit of BHP Billiton Plc's share premium account and credit the reserve created to the distributable profit account. This would provide 'headroom' for BHP Billiton Plc to pay future dividends to shareholders. As at the date of this Report the share premium account had not been cancelled.

Directors' Report continued

Auditors

A resolution to re-appoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2005 annual general meetings in accordance with section 385 of the United Kingdom Companies Act 1985.

No person who was an officer of BHP Billiton during the financial year was a director or partner of the Group's External Auditor at a time when the Group's External Auditors conducted an audit of the Group.

Each person who held the office of Director at the date the Board resolved to approve this Directors' Report makes the following statements:

- so far as the Director is aware, there is no relevant information of which the Group's External Auditor has not been made aware, and
- the Director has taken all steps necessary as a Director to make himself aware of any relevant audit information and to establish that the External Auditor has been made aware of that information.

Non-audit services

Details of the non-audit services undertaken by the Group's External Auditors, including the amounts paid for non-audit services, are set out in note 7 of the financial statements. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the immaterial nature of non-audit services means that auditor independence was not compromised. Further information about BHP Billiton's policy in relation to the provision of non-audit services by the auditor are set out in the Corporate Governance Statement on page 40 of this Annual Report.

Value of land

Much of the Group's interest in land consists of leases and other rights which permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value as this depends on product prices over the long term, which will vary with market conditions.

Political and charitable donations

No political contributions or donations for political purposes were made during the 2005 financial year. The Group made charitable donations in the United Kingdom of US$1 050 280 (cash) (2004: US$555 242) and worldwide including in-kind support and administrative cost totalling US$57 383 466 (2004: US$46 517 924).

Of this worldwide amount, US$1 468 600 was committed to disaster relief following the tsunami in Asia in December 2004.

Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities.

Creditor payment policy

When BHP Billiton enters into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. BHP Billiton does not have a specific policy towards its suppliers and does not follow any code or standard practice. However, BHP Billiton settles terms of payment with suppliers when agreeing overall terms of business and seeks to abide by the terms of the contracts to which it is bound. As at 30 June 2005, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had zero days purchases outstanding in respect of costs, based on the total invoiced to suppliers during the financial year.

Class Order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in this Directors' Report, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

Annual general meeting

The 2005 annual general meeting for BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 20 October 2005 commencing at 10.30 am. The 2005 annual general meeting for BHP Billiton Limited will be held at the Convention Centre, Perth, Western Australia on Friday, 25 November 2005 commencing at 10.30 am. The notices convening the meetings have been sent to shareholders separately with this Annual Report, together with an explanation of the items of special business to be considered at the meetings.

The Directors' Report is made in accordance with a resolution of the Board.



D R Argus
Chairman



C W Goodyear
Chief Executive Officer

Dated: 8 September 2005

Directors' share holdings

Shares held by Directors in BHP Billiton Limited and BHP Billiton Plc as at 30 June 2005 are set out in the table below:

BHP Billiton shares [1]	As at date of Report	As at 30 June 2005	As at 30 June 2004
Don Argus [2]	*223 495*	**203 495**	*203 495*
Charles Goodyear [2]	*954 254* 2 000	**746 007** **2 000**	*638 807* [3] 2 000 [4]
David Brink	39 377	**39 377**	39 377
John Buchanan	10 000	**4 000**	1 000
Michael Chaney [2]	*12 338*	**12 338**	*12 338*
Carlos Cordeiro [5]	*6 550*	**–**	–
David Crawford [2]	*29 127*	**29 127**	*29 127*
David Jenkins	*2 066* 10 000	**2 066** **10 000**	*2 066* 10 000
Lord Renwick of Clifton	*2 066* 12 385	**2 066** **12 385**	*2 066* 12 385
Miklos Salamon [2]	1 248 861	**1 082 324**	977 282
John Schubert	*23 675*	**23 675**	*23 675*

[1] Shares in BHP Billiton Limited shown in italics. All interests are beneficial.
[2] Includes shares held in the name of spouse and/or nominee.
[3] 82 604 are held in the form of 41 302 American Depositary Shares.
[4] Held in the form of 1000 American Depositary Shares.
[5] Held in the form of 3275 American Depositary Shares.

Specified Executives' share holdings

BHP Billiton shares [1]	As at date of Report	As at 30 June 2005	As at 30 June 2004
Philip Aiken [2]	*544 907*	*475 092*	*356 422*
John Fast [2][3]	*3 459*	*3 459*	*175 459*
Robert Kirkby [2]	*640 740*	*640 740*	*634 589*
Marius Kloppers	250 627	75 764	–
Chris Lynch [2]	*80 679*	*80 679*	*80 679*

[1] Shares in BHP Billiton Limited shown in italics. All interests are beneficial.
[2] Includes shares held in the name of spouse and/or nominee.
[3] Includes 929 shares held by nominee in the form of endowment warrants.

Directors and Specified Executives – vested Performance and Deferred Shares and Options

The table below shows GIS Performance Shares, Deferred Shares and Options held by Directors and Specified Executives that have vested since the end of the financial year but have not been exercised.

	Performance Shares	Deferred Shares	Options
Charles Goodyear	180 154	28 093	320 725
Philip Aiken	–	–	–
John Fast	115 921	54 782	–
Robert Kirkby	110 391	58 031	–
Marius Kloppers	–	–	–
Chris Lynch	117 117	61 010	–
Miklos Salamon	–	–	–

Performance in relation to environmental regulation

The Group's performance in relation to environmental regulation is measured by:

- the number of prosecutions against, and the quantum of fines incurred by, the Group's global operations during the financial year, and
- the number of environmentally significant incidents (including non-compliances) that occurred in the Group's global operations.

Environmentally significant incidents

An environmentally significant incident is one with a severity rating of 3 or above based on the Group's internal severity rating scale (tiered from 1 to 5 by increasing severity). The following three significant incidents occurred during the reporting period:

BHP Billiton business	Description of incident	Severity rating
Energy Coal – Middelburg Mine	In September 2004, excess poor quality water was decanted from the E6 decant control dam into the Spooksspruit (river) on the north section of the mine.	3
Energy Coal – Optimum Mine	The Optimum Colliery Eikeboom Section released poor quality water into the Coetzerspruit (river) from a control dam after experiencing excessive rainfall.	3
Energy Coal – Optimum Mine	In June 2005 saline water was found to be decanting from the Coastal Coal underground section and the rehabilitated Zevenfontein section into the Zevenfonteinspuit (river).	3

Fines and prosecutions

The following fine was imposed during financial year 2005:

BHP Billiton business	Description of fine or prosecution
Carbon Steel Materials – Appin Colliery	In August 2004, the NSW (Australia) Environment Protection Authority issued a Penalty Infringement Notice in relation to dust that was emitted to atmosphere by a street sweeper while it was operating at the Appin Colliery. The amount of the fine was A$1500.

Further information about the Group's performance in relation to environmental regulation can be found in the Sustainability Report which can be viewed on the Group's website at *http://sustainability.bhpbilliton.com/2005/report/*.

Financial Review

Basis of presentation of financial information

BHP Billiton's financial information is presented in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). The reporting currency is US dollars, the dominant currency in which the BHP Billiton Group operates.

The Directors, having made appropriate enquiries, consider that the BHP Billiton Group has adequate resources to continue in operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements.

The financial statements have been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial statements contained in the accounts of BHP Billiton Plc for the year ended 30 June 2004. The consolidated financial statements of BHP Billiton Plc include BHP Billiton Limited and its subsidiary companies using the merger method of accounting in accordance with UK GAAP.

Key Financial Information for the BHP Billiton Group

Year ended 30 June	2005[a] US$M	2004 US$M	Change
Turnover [b]	31 804	24 943	27.5%
EBITDA [b][c]			
Excluding exceptional items	11 446	7 506	52.5%
Including exceptional items	11 278	6 943	62.4%
EBIT [b][c]			
Excluding exceptional items	9 330	5 488	70.0%
Including exceptional items	9 162	5 020	82.5%
Attributable profit			
Excluding exceptional items	6 512	3 510	85.5%
Including exceptional items	6 398	3 379	89.3%
Available cash flow [d]	8 688	5 100	70.4%
Basic earnings per share (US cents) [b]			
Excluding exceptional items	106.4	56.4	88.7%
Including exceptional items	104.5	54.3	92.4%
Net operating assets [b]	29 581	21 706	36.3%
EBITDA interest cover (times) [b][c][e]			
Excluding exceptional items	34.7	21.1	64.4%
Gearing (net debt/[net debt + net assets])	35.7%	25.7%	35.9%

[a] All the items relate to Continuing Operations including the acquisition of WMC Resources Ltd for the period 3 June 2005 to 30 June 2005.

[b] Including share of joint ventures.

[c] EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation, impairments and amortisation of US$2116 million (comprising Group depreciation, impairments and amortisation of US$1968 million and joint venture depreciation, impairments and amortisation of US$148 million) for the year ended 30 June 2005 and US$2018 million (comprising Group depreciation, impairments and amortisation of US$1867 million and joint venture depreciation, impairments and amortisation of US$151 million) for the year ended 30 June 2004. Exceptional items for the year ended 30 June 2004 include the reversal of impairment losses of US$95 million. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

[d] Available cash flow is operating cash flow including dividends from joint ventures and after net interest and tax.

[e] For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt.

Results for the financial year ended 30 June 2005

Overview

The consistent execution of the BHP Billiton business strategy has positioned the Group to take advantage of the current strong market conditions and deliver another record result. The benefits of commodity diversification, focusing on large, low-cost, long-life assets, capturing and sharing efficiencies across our businesses globally and the identification of, and continued investment in, value adding growth opportunities throughout the cycle, are not only reflected in the current result but enable us to capture our share of demand growth from the rapidly developing regions of the world.

Attributable profit (excluding exceptional items) of US$6.5 billion is an increase of 85.5 per cent from the previous year with available cash flow (after interest and tax) of US$8.7 billion up 70.4 per cent over last year.

In March 2005 the Group announced a cash offer for WMC Resources Ltd (WMC), an Australian based resource company. As of 30 June 2005 BHP Billiton owned approximately 93 per cent of WMC, with 100 per cent ownership achieved on 2 August. BHP Billiton's results for the 2005 financial year include the contribution from WMC for the month of June 2005.

This transaction provides the ability to build on the Group's existing nickel and copper businesses, as well as introducing uranium to our suite of energy products. In addition to providing immediate production to service global customers, the acquisition provides significant growth opportunities. The transaction is fully aligned with our strategy of developing, operating and maximising the performance of large, long-life, low-cost assets and provided a unique opportunity to acquire operational tier 1 assets in a stable, developed economy well positioned to service the growing demand for commodities in Asia.

Turnover
Turnover (including turnover from third party product) was US$31.8 billion, an increase of 27.5 per cent from US$24.9 billion in the corresponding period. The increase was primarily due to higher prices for all commodities with base metals, carbon steel materials, petroleum and energy coal prices contributing significantly. Increased volumes also benefited the Group result. Sales of third party product increased slightly above the corresponding period to US$6.9 billion.

Earnings Before Interest and Tax (EBIT)
Earnings before interest, tax, depreciation, impairments and amortisation (EBITDA) excluding exceptional items, increased by 52.5 per cent to US$11.4 billion from US$7.5 billion in the corresponding period. Earnings before interest and taxation (EBIT), excluding exceptional items, were US$9.3 billion compared with US$5.5 billion for the corresponding period, an increase of 70.0 per cent.

The following table details the approximate impact of major factors affecting EBIT (excluding exceptional items) for the year ended 30 June 2005 compared with the corresponding year.

	US$M
EBIT excluding exceptional items for the year ended 30 June 2004	**5 488**
Change in volumes	110
Change in sales prices	5 665
New operations	140
Asset sales	5
Exchange rates	(465)
Price-linked costs	(565)
Costs	(775)
Inflation on costs	(235)
Ceased and sold operations	(190)
Exploration	(20)
Other items	172
EBIT excluding exceptional items for the year ended 30 June 2005	**9 330**

An explanation of the factors affecting EBIT is as follows:
- Higher sales volumes (measured at last year's average margins) increased EBIT by US$110 million. Increased sales volumes of iron ore, copper, natural gas, aluminium, silver and lead contributed approximately US$350 million, and was partially offset by US$265 million of unfavourable impacts resulting from lower oil volumes, due to natural field decline and planned shutdowns for maintenance activities, and lower diamond sales.

- Stronger commodity prices across the suite of products increased EBIT by US$5665 million, with higher prices achieved for iron ore, copper, metallurgical coal, petroleum products, energy coal, aluminium, manganese alloy, nickel and diamonds being the predominant contributors.

- New operations increased EBIT by US$140 million, primarily due to first production from ROD (Algeria) which commenced commercial production in October 2004, the first full year of production from Ohanet (Algeria) which commenced commercial production in October 2003, and the start of oil production from Mad Dog (US) in January 2005. The acquisition of WMC also resulted in a US$35 million favourable impact on EBIT with the inclusion of profit for the month of June.

- The current period's EBIT included US$5 million of additional profits on the sale of non-core assets.

- Relative to the prior year, exchange rate movements had a negative impact on EBIT of US$465 million. The continued strength of the Australian dollar and rand against the US dollar had an overall unfavourable impact on operating costs and translation of net monetary liabilities of US$320 million and US$30 million respectively. In addition, the prior period included gains on legacy Australian dollar to US dollar currency hedging of US$39 million which expired during that year.

- Higher price-linked costs decreased EBIT by US$565 million, primarily due to higher amounts of tax paid on petroleum products in Australia, higher royalties and increased LME-linked costs.

- Increased costs of US$775 million were primarily due to higher fuel, labour, raw material and other operating costs, an increase in stripping and maintenance related activities and development expenditure. The increase in costs was caused, in part, by the increased level of activity currently experienced in the resources industry. Although the impact is of varying degrees globally, these pressures are particularly acute in Australia. A portion of the increase in costs was deliberately incurred by the Group to maximise production to capture current prices. Increased costs were partially offset by continued operating cost savings from improvement initiatives and efficiency gains.

- Inflationary pressures, mainly in Australia and South Africa, had an unfavourable impact on EBIT of US$235 million.

- Ceased and sold operations had an unfavourable impact of US$190 million and includes US$135 million relating to ceased production at Boodarie Iron in Western Australia after it was placed on care and maintenance during the year. The unfavourable impact also included the loss of earnings from the Laminaria and Corallina oil fields following their sale in January 2005.

- Exploration expense was US$20 million higher than the corresponding period.

- Other items increased EBIT by US$172 million and include the favourable impact of earnings from sales of third party product, benefits of freight risk management activities, and profit on the close out of cash settled derivative contracts for WMC shares.

Financial Review continued

Operating profit margin

The BHP Billiton Group differentiates sales of Group production from sales of third party product due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between Group production (which includes marketing of equity production) and third party product.

	2005[a] US$M	2004[a] US$M
Group production [b]		
Turnover	24 859	18 283
Related operating costs	15 792	12 964
Operating profit	9 067	5 319
Margin [c]	36.5%	29.1%
Third party products [b]		
Turnover	6 945	6 660
Related operating costs	6 831	6 627
Operating profit	114	33
Margin [c]	1.6%	0.5%

[a] From Continuing Operations and excluding exceptional items.
[b] Including share of joint ventures.
[c] Operating profit divided by turnover.

BHP Billiton engages in third party product trading for two reasons:

1. in providing solutions for our customers, sometimes products are provided that the Group does not produce e.g. a particular grade of coal. To do this, physical product is bought and sold from third parties to meet customer needs, and manage risk through both the physical and financial markets, and

2. the active presence in the commodity markets provides the Group with physical market insight and commercial knowledge. From time to time the Group actively engages in these markets in order to take commercial advantage of business opportunities. These trading activities provide not only a source of revenue, but also a further insight into planning and in some cases gives rise to business development opportunities.

Exceptional items

Exceptional items reduced profit after taxation (before minority interests) by US$64 million and attributable profit by US$114 million, and incorporated the items outlined below.

Profit on disposal of various assets and interests totalled US$298 million (US$282 million after tax and before minority interests) and included:

	Proceeds US$M	Profit before tax US$M	Tax US$M
Laminaria & Corallina oil fields	130	134	(10)
Chrome business	433	108	(6)
Interest in North West Shelf	59	56	–
Total	622	298	(16)

- The Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc in January 2005.

- BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group in June 2005. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005. After the minority share of profit after tax of US$50 million, the Group's share arising from the sale of the chrome businesses was US$52 million.

- In December 2004 the sale of an equity participation in the North West Shelf (NWS) Project's gas reserves in Western Australia to China National Offshore Oil Corporation (CNOOC) was completed.

Following a decision to permanently close the Boodarie Iron (Australia) operations a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation has been recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge US$121 million (US$104 million after tax) was recorded and included:

- A charge of US$73 million (US$21 million tax benefit) in relation to revision of the Group's assessed rehabilitation obligation at closed mines at Ingwe (South Africa), predominantly resulting from revised water management plans.

- A charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

The Group is required to recognise provisions and record a charge of US$79 million (US$56 million after tax) against earnings in respect of restructuring certain operations. This included US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

The corresponding period included exceptional items as follows:

- A charge of US$534 million (US$512 million after tax) in relation to certain closed operations.

- A gain of US$66 million (US$48 million after tax) in relation to a settlement with Dalmine SpA with respect to the failure of an underwater pipeline.

- A tax benefit of US$95 million resulting from the restatement of deferred tax balances following the election to consolidate Australian subsidiaries under the Australian tax consolidation regime.

- A tax benefit of US$238 million arising from prior period taxation deductions and foreign tax credits available in the US and Canada.

Customer Sector Group financial results

The table below provides a summary of the Customer Sector Group financial results for the year ended 30 June 2005, compared with the corresponding year.

	EBIT (excluding exceptionals) 2005 US$M	EBIT (excluding exceptionals) 2004 US$M	EBIT (including exceptionals) 2005 US$M	EBIT (including exceptionals) 2004 US$M
Petroleum	1 830	1 391	2 020	1 457
Aluminium	977	776	977	776
Base Metals	2 177	1 156	2 147	674
Carbon Steel Materials	2 821	1 137	2 536	1 137
Diamonds and Specialty Products	417	410	411	410
Energy Coal	616	234	523	234
Stainless Steel Materials	758	571	861	561
Group and unallocated items	(266)	(187)	(313)	(229)
BHP Billiton Group	9 330	5 488	9 162	5 020

Petroleum

EBIT was US$1830 million, an increase of US$439 million or 31.6 per cent, compared with the corresponding year. The increase was mainly due to higher average realised prices for all petroleum products compared with the corresponding period, including a higher average realised oil price per barrel of US$47.16 compared to US$32.24, and higher average realised natural gas prices of US$2.98 per thousand standard cubic feet compared with US$2.62 per thousand standard cubic feet. New production from North West Shelf LNG Train 4 (Australia), ROD (Algeria) and Mad Dog (US), the first full year of production from Ohanet (Algeria), and profits from the sale of third party product compared with losses in the corresponding period also had a favourable impact.

These factors were partly offset by the unfavourable effect of higher price-linked costs, lower crude and condensate volumes due to natural field decline at mature assets, higher downtime for maintenance, and disposal of our interests in the Laminaria and Corallina oil fields. The impact of a stronger Australian dollar to US dollar exchange rate on the translation of net monetary liabilities also had an unfavourable impact.

Exploration expenditure charged to profit was US$202 million (2004: US$181 million) reflecting a capitalisation rate of 46.8 per cent (2004: 46.8 per cent). Gross expenditure on exploration of US$380 million was US$40 million higher than the prior period, reflecting increased exploration activity in the Gulf of Mexico and Australia.

Aluminium

EBIT was US$977 million, an increase of US$201 million or 25.9 per cent, compared with the corresponding period. The increase was mainly attributable to higher realised prices for aluminium and alumina. The average LME aluminium price increased to US$1804 per tonne, compared with US$1570 per tonne in the corresponding period. Higher aluminium sales volumes, mainly reflecting the first full year of production from the expansion at Hillside (South Africa) following commissioning in December 2003 and the benefits of various operational excellence projects, also had a favourable impact.

These factors were partially offset by the unfavourable impact on operating costs of a stronger South African rand, Australian dollar and Brazilian real against the US dollar and higher LME price-linked and other production input costs. Increased pot relining activity also had an unfavourable impact. In addition,

a one-off charge of US$36 million was recorded for the agreed repurchase of an aluminium supply contract. The benefits of this repurchase will be realised through increased profit over the next ten years.

Base Metals

EBIT was US$2177 million, an increase of US$1021 million or 88.3 per cent, compared with the corresponding year. This increase was mainly attributable to higher average LME prices for copper of US$1.43/lb compared to US$1.06/lb in the previous period, higher prices for molybdenum, silver, lead and zinc, and higher copper sales volumes. Record silver and lead production achieved at Cannington (Australia), record copper production at Escondida (Chile), record copper and molybdenum at Antamina and higher production at Tintaya (Peru), together with savings from cost and volume related improvements projects, primarily at Escondida and Antamina, also had a favourable impact. These factors were partially offset by increased input and price-linked costs and the unfavourable impact of the stronger Australian dollar to US dollar exchange rate.

Certain sales agreements of Base Metals provide for provisional pricing based on the LME when shipped. Final settlement is based on the average applicable price for a specified future period. Base Metals records revenue upon transfer of title using the forward rate in place for the relevant specified future period. These revenues are adjusted to fair value through profit each period until the date of the final pricing, using the lower of the cash or forward curve price rather than period-end spot price used previously. This is considered to appropriately measure the fair value of the applicable sales agreements at period end. Outstanding copper volumes subject to this adjustment at 30 June 2005 amounted to 231 874 tonnes compared to 197 864 tonnes in the corresponding year. These were revalued at a weighted average rate of US$1.54/lb compared to US$1.21/lb in the previous year.

Carbon Steel Materials

EBIT was US$2821 million, an increase of US$1684 million or 148.1 per cent, compared with the corresponding period. This increase was mainly attributable to stronger commodity prices for all products, record sales volumes from Western Australian iron ore, Queensland Coal and manganese ore operations, modified supply arrangements with BlueScope Steel Limited and larger volumes of CIF shipments.

Financial Review continued

This was partially offset by the impact of Boodarie Iron not operating at all during the year, and unit cost performance across all operations being impacted by the stronger Australian dollar and the South African rand relative to the US dollar. Increased price-linked royalty costs and inflationary pressures on Australian and South African operations, compared with the corresponding year, were also unfavourable impacts. In addition, higher labour and contractor costs, increased stripping costs, principally at Queensland Coal operations due to expansion projects, and higher fuel costs for all operations had an unfavourable impact during the year. Depreciation charges also increased at Western Australian Iron Ore operations in respect of the Area C and Products and Capacity Expansion projects.

Diamonds and Specialty Products
EBIT was US$417 million, an increase of US$7 million or 1.7 per cent, compared with the corresponding period. Higher realised prices for diamonds (up 38 per cent from the corresponding period) and titanium feedstock were offset by lower diamond sales volumes (down 19 per cent from the prior year), higher costs due to the processing of lower grade material and the unfavourable impact of the stronger Canadian dollar to US dollar exchange rate. In addition, the cessation of earnings from Integris Metals (US) following its sale in January 2005 also had an unfavourable impact. The prior period also included profits realised on the sale of a non-core royalty interest (US$37 million), the impact of which was partly offset by the profit realised on the sale of Integris (US$19 million) during the current period.

Energy Coal
EBIT was US$616 million, an increase of US$382 million or 163.2 per cent, compared with the corresponding year. The increase was mainly attributable to higher export prices, resulting from continued strong demand in the Atlantic and Pacific markets, as well as higher earnings from the trading of third party product. In addition, US$37 million was charged to profit in the previous period reflecting previously capitalised exploration expenditure being written off as impaired. These factors were partially offset by higher unit costs at Ingwe reflecting the timing of major overhauls, increased consumable usage and cost as well as increased utilisation of contractors. The strengthening of the rand, Australian dollar and Colombian peso against the US dollar as well as South African inflationary pressures also had an unfavourable impact on operating costs.

Stainless Steel Materials
EBIT was US$758 million, an increase of US$187 million or 32.7 per cent, compared with the corresponding period. The increase was mainly due to higher realised prices for all products with the average realised nickel price increasing 23.0 per cent from US$5.49/lb to US$6.75/lb. The average realised price for ferrochrome also increased over the corresponding period. The EBIT result includes earnings from the ferrochrome operations for the 11 months to 1 June 2005 during which they were owned by BHP Billiton. These operations were sold effective 1 June 2005.

This was partially offset by higher price-linked ore supply costs to the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, the strengthening of the Colombian peso and Australian dollar against the US dollar, and higher fuel costs, had an unfavourable impact on operating costs. The current

period benefited from the profit on sale of the Acerinox share investment (US$22 million) whilst the prior period result included the profit from the sale of mineral rights in South Africa (US$30 million).

Group and unallocated items
Net corporate operating costs, excluding gains and losses from legacy Australian dollar to US dollar currency hedging and other exchange impacts, were US$292 million, an increase of US$34 million compared to US$258 million in the corresponding period. This was primarily due to employee share award costs which increased US$26 million over the corresponding period, higher corporate project and regulatory compliance costs offset by the profit on the close out of cash settled derivative contracts for WMC shares. The prior period included gains on legacy Australian dollar to US dollar currency hedging of US$39 million which expired during that year.

Interest
Despite higher US dollar interest rates, net interest expense fell from US$502 million to US$421 million during the period. This was principally driven by lower average debt levels and increased interest income from higher average cash balances and higher interest earning rates compared to the corresponding period. This was partially offset by higher expense from discounting of provisions and lower capitalisation of interest. The corresponding period included exchange losses on net debt of US$133 million, primarily related to the translation of rand denominated debt.

Taxation
The tax charge on earnings, excluding exceptional items, was US$2215 million, representing an effective rate of 24.9 per cent. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective rate was 26.2 per cent. When compared to the UK and Australian statutory tax rate (30 per cent), the underlying effective tax rate benefited 3.9 per cent due to the recognition of US tax losses (US$350 million). In addition, investment incentives and development entitlements were recognised during the period which were offset, to some extent, by non-deductible accounting depreciation and amortisation and other items.

Financial position and cash flows

Balance sheet
Total assets less current liabilities for the Group were US$32 954 million at 30 June 2005, an increase of US$7029 million from the 30 June 2004 position. The large increase is attributable to the acquisition of WMC, as well as retained profit for the financial year.

Equity shareholders' funds for the BHP Billiton Group were US$17 153 million at 30 June 2005, an increase of US$3115 million from the previous year. Net debt for the BHP Billiton Group increased by US$4743 million, or 95.5 per cent, to US$9708 million at 30 June 2005.

Gearing, which is the ratio of net debt to net debt plus net assets, was 35.7 per cent at 30 June 2005, compared with 25.7 per cent at 30 June 2004. The significant increase in net debt relates to debt financing for the acquisition of WMC. In prior communication the Company had estimated that gearing

at 30 June 2005, following the WMC acquisition, would be 42 per cent. The strong cash flows from the WMC and BHP Billiton businesses have resulted in a significantly lower gearing level.

Return on capital for 30 June 2005 was 31.5 per cent compared to the corresponding period, which is in excess of the Group's objective of >15 per cent, and EBITDA interest coverage increased from 21.1 times to 34.7 times at 30 June 2005.

Portfolio management

During the year, the ongoing review of the asset portfolio continued to ensure alignment with our strategy of owning and operating large, low-cost, long-life assets. As a result, the Group acquired WMC, disposed of its economic interests in the majority of its South African chrome business in June 2005 and sold our interests in the Laminaria and Corallina oil fields (located in the Timor Sea) in January 2005. Our equity interest in Integris Metals (US) was sold for proceeds of US$202 million in January 2005. We have also sold 50 per cent of our shareholding in Acerinox S.A. for proceeds of US$56 million, and a 5.8 per cent equity participation in the gas reserves associated with the North West Shelf Project to CNOOC. Since July 2001, total proceeds on the sale or divestment of assets totalled US$4.6 billion, including US$1.8 billion for the capital reduction and loan repayments resulting from the demerger of the BHP Steel business.

Capital management

In October 2004, Moody's Investor Services (Moody's) upgraded BHP Billiton's credit rating from A2 to A1, reflecting the Group's strengthened financial risk profile.

In March 2005, following the announcement of the takeover offer for WMC, Standard & Poor's and Moody's reviewed the Group's rating, with Standard & Poor's maintaining the Group's A+ stable rating and Moody's placing the outlook on developing. In June 2005 Moody's restored the Group's outlook to stable stating that the rating affirmation was prompted by the successful acquisition of WMC at the price and on the terms anticipated.

During the year, the Group completed both stages of its US$2 billion capital management programme. Stage one was completed in November 2004 via a US$1.78 billion off-market share buy-back of 180.7 million BHP Billiton Limited shares or 2.9 per cent of the issued capital of the BHP Billiton Group. The shares were purchased at A$12.57 per share, representing a 12 per cent discount to the volume weighted average price of BHP Billiton shares over the five days up to and including the buy-back closing date. The residual US$220 million was used to rebase the interim dividend declared in February 2005.

Cash flows

Available cash flow after interest and tax increased by 70.4 per cent to US$8.7 billion. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits), partly offset by increased taxation payments.

Spending on capital, exploration and investment expenditures totalled US$11.0 billion for the period. Expenditure on growth projects and investments amounted to US$10 467 million, including US$6594 million for the acquisition of WMC, US$845 million on petroleum projects and US$1869 million

on minerals projects. Sustaining and maintenance capital expenditure was US$1159 million. Total expenditure on exploration was US$533 million, including US$380 million on petroleum activities and US$153 million on minerals activities.

In addition, the current period includes US$1.78 billion for the repurchase of shares as part of the US$2 billion capital management programme.

Currency

The Group has adopted the US dollar as its reporting currency and, subject to some specific exceptions, its functional currency. Currency fluctuations affect the profit and loss account in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales to Australian and UK domestic customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, the Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated tax liabilities, provisions and, to a lesser extent, debt. Net debt is primarily in US dollars, with South African rand net debt now extinguished. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the profit and loss account in accordance with UK GAAP.

The impact of restatement of non-US dollar debt, tax liabilities and other monetary items is included in net interest expense, income tax expense and EBIT, respectively. The impact on attributable profit from the restatement of non-US dollar monetary liabilities for the year ended 30 June 2005 is a loss of US$40 million compared to a US$278 million loss in the prior year.

Dividend

A final dividend for the year ended 30 June 2005 of 14.5 US cents per share will be paid to shareholders on 28 September 2005. An interim dividend of 13.5 US cents per share was paid to shareholders on 23 March 2005. That dividend included US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme announced in August 2004. BHP Billiton intends to continue with its progressive dividend policy.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and rand to shareholders on the South African section of the register.

Financial Review continued

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. This financial information has been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). There are a number of differences between UK GAAP and IFRS identified to date as potentially having a significant effect on the Group's financial performance or financial position. The impacts of these adjustments are set out in note 35 of the financial statements in this Annual Report.

The regulatory bodies that promulgate UK GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on the Group's financial statements in the first IFRS compliant reports for the year ended 30 June 2006 and in future years. Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group's financial statements.

Critical accounting policies

The preparation of the Group's financial statements requires BHP Billiton management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and reported turnover and costs during the period. On an ongoing basis, management evaluates its estimates and judgments in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies under UK GAAP where management is required to make estimates and assumptions and where actual results may differ from these estimates under different assumptions and conditions and may materially affect our financial results or financial position reported in future periods.

Mineral and petroleum reserves

The reserves we report in this Annual Report are our estimates of the amount of product that we can economically and legally extract from our properties. In order to calculate our reserves, we must make estimates and assumptions about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices (in relation to mineral reserves – oil and gas reserves are based on prices existing at the time of the estimates) and exchange rates.

Estimating the quantity and/or grade of reserves requires us to determine the size, shape, and depth of orebodies or fields by analysing geological data such as drilling samples. This process may require us to make complex and difficult geological judgments and calculations in order to interpret the data.

Because the economic assumptions we use to estimate reserves change from period to period, and because we generate additional geological data as we undertake operations, our estimates of economically recoverable reserves may change from period to period. Changes in reported reserves may affect us in a number of ways, including the following:

- our asset carrying values may be affected due to changes in estimated future cash flows
- our depreciation, depletion and amortisation charged against the profit and loss account may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change
- our deferred overburden removal costs recorded in the balance sheet or charged against the profit and loss account may change due to changes in stripping ratios or where such charges are determined by the units of production basis
- our decommissioning, site restoration and environmental provisions may change where changes in our estimated reserves affect our expectations in respect of the timing or cost of these activities, or
- our provisions against deferred tax assets may change due to changes in the estimated certainty of realising the tax benefits.

Exploration, evaluation and development expenditure

Certain exploration, evaluation and development expenditure is capitalised where we consider that it is likely that we will be able to recover the expenditure by future exploitation or sale, or where the activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. This process necessarily requires our management to make certain estimates and assumptions as to future events and circumstances, in particular, whether we can establish an economically viable extraction operation. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the profit and loss account. An amount of US$584 million has been carried forward in net tangible fixed assets as capitalised exploration and evaluation expenditure at 30 June 2005. This primarily relates to capitalised Petroleum exploration and evaluation costs, mainly for activities in the Gulf of Mexico.

Tangible assets valuation

We review the carrying value of each income-generating unit at least annually to evaluate whether the carrying amount is recoverable. We may review assets more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. We determine if an asset is impaired by comparing the carrying value with the higher of net realisable value and value in use. We generally determine value in use by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. We estimate future cash flows based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets. In such circumstances, some or all of the carrying value of these assets may be impaired and we would charge the impairment against the profit and loss account.

Defined benefit pension costs and other post-retirement benefits

We operate or participate in a number of post-retirement schemes (including pensions and medical benefits plans) throughout the world. The funding of the schemes comply with local regulations. The assets of the schemes, where applicable, are generally held separately from ours and are administered by trustee or management boards.

We use Statement of Standard Accounting Practice (SSAP) 24 'Accounting for Pension Costs' under UK GAAP to record our assets, liabilities and costs in the balance sheet and profit and loss account in respect of these schemes. This basis of measurement takes into account the performance of scheme assets, where applicable, and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation to our employees and that surpluses are recoverable by us, over the expected remaining service lives of employees. We consequently recognise a liability or asset in the balance sheet to the extent that the contributions payable either lag or precede expense recognition.

The process necessarily requires management to make certain estimates and assumptions as to future returns on various classes of assets, where applicable, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining service lives of our employees. In making these estimates and assumptions, management considers advice provided by external advisors, such as actuaries.

In addition, an alternative policy acceptable under UK GAAP would be the application of FRS 17 'Retirement Benefits'. Under FRS 17, which is similar to IAS19 'Employee Benefits' which we adopted from 1 July 2005, all surpluses would be recognised to the extent they are considered recoverable and all deficits would be recognised in full. For disclosures under the transitionary provisions of FRS 17, which is not yet mandatory, you should refer to note 27 'Pensions and post-retirement medical benefits' of this Annual Report. If we had applied FRS 17 in preparing our financial statements for the year ended 30 June 2005, our shareholders' funds would have been approximately US$550 million lower, mainly reflecting the impacts on our schemes of movements in global equity markets, and our profit after tax would have been approximately US$5 million higher.

Decommissioning, site restoration and environmental costs

Our activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the cost of reclamation of our mining and processing facilities along with the decommissioning of our oil platforms and infrastructure associated with petroleum activities. Our estimation of the cost of future reclamation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. While the provisions at 30 June 2005 represent our best estimate of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

At 30 June 2005, we had provided US$3584 million for reclamation and decommissioning costs in the provision for site rehabilitation. Of this amount, US$1109 million was provided for closed sites. Adjustments to the provisions in relation to these closed sites are recognised in the profit and loss account during the period in which the adjustments are made. In addition to the uncertainties noted above, certain of these activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary. We review the amounts provided in relation to closed sites periodically based upon the facts and circumstances available at the time and our provisions are updated accordingly. We believe that it is reasonably possible that, due to the nature of closed site liabilities and the degree of uncertainty that surrounds them, our liabilities in relation to closed sites could be in the order of 30 per cent greater or 20 per cent lower than the US$1109 million provided for at year end.

Deferred taxation

We recognise deferred tax assets in our balance sheet only where it is more likely than not that they will be recovered. A proportion of deferred tax assets recorded in the balance sheet relate to current or prior period tax losses and capital losses where management considers that it is more likely than not that we will recover these losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future cash flows, which are estimated based on production and sales plans, commodity prices, recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of the assets recorded in our balance sheet and those tax losses and timing differences not recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the provisions against the tax losses and timing differences excluded may be reversed and we would credit the benefit to the profit and loss account.

At 30 June 2005, our deferred tax assets included US$964 million in relation to current or prior period tax losses and capital losses, and our deferred tax assets exclude US$609 million in relation to current or prior period tax losses and capital losses and US$668 million in relation to timing differences where management has concluded that it is more likely than not that we will not generate sufficient future relevant income to recover these losses and timing differences in future periods.

Under UK GAAP deferred tax balances are not recognised for unrealised foreign exchange gains and losses on US dollar net debt, including intra-group balances, in subsidiaries which maintain local currency records for tax purposes. As at 30 June 2005, the BHP Billiton Group has not recognised US$516 million of potential tax expense. This deferred tax liability will be recognised from 1 July 2005 when the Group adopts IAS12 'Income Taxes'.

Statement of Directors' responsibilities in respect of the preparation of the financial statements

The following statement, which should be read in conjunction with the statement of auditor's responsibilities included in the report of the auditors set out on the following page, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to the financial statements.

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year that give a true and fair view of the state of affairs of BHP Billiton Plc and the BHP Billiton Group at the end of the period and of the profit and loss for the period.

In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the BHP Billiton Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of BHP Billiton Plc, and which enable the Directors to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the BHP Billiton Group and to prevent and detect fraud and other irregularities.

Independent Auditor's Report to the Members of BHP Billiton Plc

We have audited the financial statements on pages 77 to 184. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 74, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 43 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting polices are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2005 and of the profit of the Group for the year then ended; and

- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants and Registered Auditor

London, 8 September 2005



Financial Statements

Contents

Notes to Financial Statements

Supplementary Information

Consolidated Profit and Loss Account for the year ended 30 June 2005

	Notes	2005 Continuing Operations excluding acquisitions and exceptional items US$M	Acquisitions (note 3) US$M	Total Continuing Operations excluding exceptional items US$M	Exceptional items (note 2) US$M	Total US$M
Turnover (including share of joint ventures and associates)						
Group production		24 611	248	24 859	–	24 859
Third party products	4	6 945	–	6 945	–	6 945
	4,5	31 556	248	31 804	–	31 804
less Share of joint ventures' and associates' turnover included above	4,5	(2 217)	–	(2 217)	–	(2 217)
Group turnover	5	29 339	248	29 587	–	29 587
Net operating costs (a)	7	(20 992)	(213)	(21 205)	(79)	(21 284)
Group operating profit/(loss)		8 347	35	8 382	(79)	8 303
Share of operating profit of joint ventures and associates	4,5,15	799	–	799	–	799
Operating profit/(loss) (including share of operating profit of joint ventures and associates)		9 146	35	9 181	(79)	9 102
Comprising:						
Group production		9 032	35	9 067	(79)	8 988
Third party products	4	114	–	114	–	114
		9 146	35	9 181	(79)	9 102
Income from other fixed asset investments		37	–	37	–	37
Profit on sale of fixed assets		112	–	112	56	168
Profit on sale of operations		–	–	–	242	242
Loss on termination of operations	2	–	–	–	(387)	(387)
Loss on sale of Discontinued Operations	2	–	–	–	–	–
Profit/(loss) before net interest and similar items payable and taxation	4,5	9 295	35	9 330	(168)	9 162
Net interest and similar items payable						
Group	8			(383)	–	(383)
Joint ventures and associates	4,8			(38)	–	(38)
Profit/(loss) before taxation	4,5			8 909	(168)	8 741
Taxation	10			(2 215)	104	(2 111)
Profit/(loss) after taxation				6 694	(64)	6 630
Equity minority interests				(182)	(50)	(232)
Profit/(loss) for the financial year (attributable profit)				6 512	(114)	6 398
Dividends to shareholders	11			(1 695)	–	(1 695)
Retained profit/(loss) for the financial year	24			4 817	(114)	4 703
Earnings per ordinary share (basic) (US cents)	12			106.4	(1.9)	104.5
Earnings per ordinary share (diluted) (US cents)	12			105.8	(1.9)	103.9
Dividend per ordinary share (US cents)	11					28.0

	2004			2003		
	Continuing Operations excluding exceptional Items US$M	Exceptional items (note 2) US$M	Total US$M	Continuing Operations excluding exceptional Items US$M	Exceptional items (note 2) US$M	Total US$M
	18 283	–	18 283	14 124	–	14 124
	6 660	–	6 660	3 382	–	3 382
	24 943	–	24 943	17 506	–	17 506
	(2 056)	–	(2 056)	(1 898)	–	(1 898)
	22 887	–	22 887	15 608	–	15 608
	(17 960)	66	(17 894)	(12 554)	–	(12 554)
	4 927	66	4 993	3 054	–	3 054
	425	–	425	358	–	358
	5 352	66	5 418	3 412	–	3 412
	5 319	66	5 385	3 361	–	3 361
	33	–	33	51	–	51
	5 352	66	5 418	3 412	–	3 412
	35	–	35	16	–	16
	95	–	95	46	–	46
	6	–	6	7	–	7
	–	(534)	(534)	–	–	–
	–	–	–	–	(19)	(19)
	5 488	(468)	5 020	3 481	(19)	3 462
	(407)	–	(407)	(444)	–	(444)
	(95)	–	(95)	(93)	–	(93)
	4 986	(468)	4 518	2 944	(19)	2 925
	(1 379)	337	(1 042)	(984)	–	(984)
	3 607	(131)	3 476	1 960	(19)	1 941
	(97)	–	(97)	(40)	–	(40)
	3 510	(131)	3 379	1 920	(19)	1 901
	(1 617)	–	(1 617)	(900)	–	(900)
	1 893	(131)	1 762	1 020	(19)	1 001
	56.4	(2.1)	54.3	30.9	(0.3)	30.6
	56.2	(2.1)	54.1	30.9	(0.3)	30.6
			26.0			14.5

(a) Exceptional items include US$50 million of net operating costs relating to the acquisition of WMC Resources Ltd. Refer note 2.

The accompanying notes form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses for the year ended 30 June 2005

	Group 2005 US$M	Group 2004 US$M	Group 2003 US$M	Joint ventures and associates 2005 US$M	Joint ventures and associates 2004 US$M	Joint ventures and associates 2003 US$M	Total 2005 US$M	Total 2004 US$M	Total 2003 US$M
Attributable profit for the financial year [a]	**5 834**	3 156	1 737	**564**	223	164	**6 398**	3 379	1 901
Exchange gains on foreign currency net investments [b]	**7**	48	67	**–**	–	–	**7**	48	67
Total recognised gains for the financial year	**5 841**	3 204	1 804	**564**	223	164	**6 405**	3 427	1 968
Prior year adjustment arising from the change in accounting policy in 2004	**–**	84	–	**–**	–	–	**–**	84	–
Total recognised gains since last annual report	**5 841**	3 288	1 804	**564**	223	164	**6 405**	3 511	1 968

[a] Included in joint ventures' and associates' attributable profit is a profit of US$nil (2004: US$nil; 2003: US$25 million) relating to associated companies.

[b] Exchange gains on foreign currency net investments include net exchange gains on designated foreign currency borrowings, which hedge overseas investments, of US$nil (2004: US$nil; 2003: US$7 million) and associated tax expense of US$nil (2004: US$nil; 2003: US$2 million).

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet as at 30 June 2005

	Notes	2005 US$M	2004 US$M
Fixed assets			
Intangible assets			
Goodwill	13	**17**	34
		17	34
Tangible assets	14	**30 347**	20 945
Investments			
Joint ventures – share of gross assets		**2 810**	2 951
Joint ventures – share of gross liabilities		**(1 285)**	(1 582)
	15	**1 525**	1 369
Loans to joint ventures and other investments	15	**182**	361
Total fixed assets		**32 071**	22 709
Current assets			
Stocks	16	**2 568**	1 760
Debtors			
Amounts due within one year	17	**3 611**	2 924
Amounts due after more than one year	17	**2 068**	1 482
		5 679	4 406
Investments	18	**212**	167
Cash including money market deposits	28	**1 418**	1 818
Total current assets		**9 877**	8 151
Creditors – amounts falling due within one year	19	**(8 994)**	(4 935)
Net current assets		**883**	3 216
Total assets less current liabilities		**32 954**	25 925
Creditors – amounts falling due after more than one year	20	**(8 555)**	(5 987)
Provisions for liabilities and charges	21	**(6 910)**	(5 558)
Net assets		**17 489**	14 380
Equity minority interests		**(336)**	(342)
Attributable net assets		**17 153**	14 038
Capital and reserves			
Called up share capital – BHP Billiton Plc	22	**1 234**	1 234
Share premium account	24	**518**	518
Contributed equity – BHP Billiton Limited	22	**1 611**	1 851
Profit and loss account	24	**13 798**	10 461
Interest in shares of BHP Billiton	25	**(8)**	(26)
Equity shareholders' funds	25	**17 153**	14 038

The financial statements were approved by the Board of Directors on 8 September 2005 and signed on its behalf by:

Don Argus
Chairman

Charles Goodyear
Chief Executive Officer

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows for the year ended 30 June 2005

	Notes	2005 US$M	2004[b] US$M	2003[b] US$M
Net cash inflow from Group operating activities [a]		**10 628**	6 566	4 834
Dividends received from joint ventures and associates		**255**	203	197
Interest paid		**(353)**	(347)	(383)
Dividends paid on redeemable preference shares		**(25)**	(23)	(28)
Interest received		**79**	78	36
Other dividends received		**37**	35	15
Dividends paid to equity minority interests		**(238)**	(75)	(38)
Net cash outflow from returns on investments and servicing of finance		**(500)**	(332)	(398)
Taxation paid		**(1 695)**	(1 337)	(1 002)
Available cash flow		**8 688**	5 100	3 631
Purchases of tangible fixed assets		**(3 831)**	(2 589)	(2 571)
Exploration expenditure		**(533)**	(454)	(348)
Disposals of tangible fixed assets		**155**	157	99
Purchase of investments and funding of joint ventures		**(42)**	(35)	(95)
Sale of investments and repayments by joint ventures [c]		**227**	89	560
Net cash outflow from capital expenditure and financial investment		**(4 024)**	(2 832)	(2 355)
Investment in subsidiaries		**(6 594)**	–	–
Cash acquired from investment in subsidiaries		**40**	–	–
Disposal or sale of subsidiaries and operations		**563**	53	358
Cash transferred on disposal or sale of subsidiaries and operations		**(90)**	(5)	(86)
Disposal of joint ventures and associates		**202**	131	133
Net cash (outflow)/inflow from acquisitions and disposals		**(5 879)**	179	405
Net cash flow before equity dividends paid, management of liquid resources and financing		**(1 215)**	2 447	1 681
Equity dividends paid		**(1 404)**	(1 501)	(830)
Net cash flow before management of liquid resources and financing		**(2 619)**	946	851
Net cash inflow/(outflow) from management of liquid resources	28	**998**	(178)	(665)
Finance lease obligations		**(22)**	(9)	–
Debt due within one year – repayment of loans		**(1 933)**	(854)	(2 718)
Debt due within one year – drawdowns		**2 651**	256	1 435
Debt due after more than one year – repayment of loans		**(42)**	(482)	(1 438)
Debt due after more than one year – drawdowns		**3 103**	254	2 263
Net cash inflow/(outflow) from debt and finance leases		**3 757**	(835)	(458)
Share repurchase scheme – BHP Billiton Plc		**–**	–	(20)
Share repurchase scheme – BHP Billiton Limited		**(1 792)**	–	–
Purchase of shares by ESOP trusts		**(47)**	(25)	(6)
Issue of shares		**66**	76	172
Net cash inflow/(outflow) from financing		**1 984**	(784)	(312)
Increase/(decrease) in cash in the financial year		**363**	(16)	(126)

	Notes	2005 US$M	2004[b] US$M	2003[b] US$M
Reconciliation of net cash flow to movement in net debt				
Increase/(decrease) in cash in the financial year		**363**	(16)	(126)
Net cash flow from debt and finance leases		**(3 757)**	835	458
Net cash flow from management of liquid resources		**(998)**	178	665
(Increase)/decrease in net debt arising from cash flows		**(4 392)**	997	997
Money market deposits and loans acquired with subsidiaries		**(381)**	–	–
Loans transferred on disposal of operations		**48**	–	–
Other non-cash movements	28	**–**	(31)	232
Increase in net debt from exchange adjustments	28	**(18)**	(104)	(146)
(Increase)/decrease in net debt		**(4 743)**	862	1 083
Net debt at beginning of the financial year	28	**(4 965)**	(5 827)	(6 910)
Net debt at end of the financial year	28	**(9 708)**	(4 965)	(5 827)

(a) Net cash inflow from Group operating activities

	2005 US$M	2004 US$M	2003 US$M
Group operating profit	**8 303**	4 993	3 054
Depreciation and amortisation	**1 952**	1 751	1 648
Impairment of assets	**16**	116	73
Employee share awards	**116**	96	70
Net exploration charge (excluding impairment of assets)	**353**	284	248
Increase in stocks	**(393)**	(356)	(250)
Increase in debtors	**(631)**	(734)	(286)
Increase in creditors	**711**	365	104
Increase in provisions	**199**	48	128
Other items	**2**	3	45
Net cash inflow from Group operating activities	**10 628**	6 566	4 834

(b) Restated – refer note 28.

(c) The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash (outflow)/inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

The accompanying notes form part of these financial statements.

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

- the shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both Groups;

- the shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

- BHP Billiton Plc and BHP Billiton Limited have a common Board of Directors, a unified management structure and joint objectives;

- dividends and capital distributions made by the two Companies are equalised; and

- BHP Billiton Plc and BHP Billiton Limited each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Plc or BHP Billiton Limited proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Plc or BHP Billiton Limited will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Plc or BHP Billiton Limited, any change of ownership of any existing shares or securities of BHP Billiton Plc or BHP Billiton Limited, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Plc and one share in BHP Billiton Limited were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

Under UK Generally Accepted Accounting Principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include those of BHP Billiton Limited and its subsidiaries in accordance with the requirements of s227(5) of the Companies Act 1985.

The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards as this is its substance. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.

Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards, the Statement of Recommended Practice ('SORP') 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' issued by the UK Oil Industry Accounting Committee on 7 June 2001 and the United Kingdom Companies Act 1985. The financial statements of the BHP Billiton Group include the combination of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group's interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests. In preparing the financial statements of the BHP Billiton Group, the effects of transactions between entities within the BHP Billiton Group have been eliminated.

A reconciliation of the major differences between the financial statements prepared under UK Generally Accepted Accounting Principles (GAAP) and those applicable under US GAAP is included in note 34.

The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior two years. The accounting policy for employee share awards was changed in the prior year. The impact of the change on the 2003 profit and loss account was immaterial and accordingly this was not restated.

Currency of presentation

All amounts are expressed in US dollars unless otherwise stated.

Acquisitions, disposals and goodwill

On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable assets and liabilities of the subsidiary undertaking.

Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which values cannot be reliably determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the identifiable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against the profit and loss account reserve.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves and/or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. Joint management of these ventures is not necessary to create joint control provided that in practice each relevant venturer's consent is required for strategic decisions.

Investments in joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by the BHP Billiton Group's proportionate share of the results of the venture less the amortisation of any attributable goodwill on acquisition.

Joint arrangements

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that these policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group's interest in the joint arrangement.

Foreign currencies

The BHP Billiton Group's reporting and dominant functional currency is US dollars as this is the principal currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.

Profit and loss accounts of subsidiaries, joint ventures and joint arrangements which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint arrangements, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

Accounting Policies continued

Turnover

Turnover from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods have been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of the sales revenue is based on the most recently determined estimate of product specifications.

Turnover is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group differentiates sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

Exploration, evaluation and development expenditure

Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.

In respect of minerals, exploration and evaluation expenditure is predominantly charged to the profit and loss account as incurred. In limited circumstances such expenditure is capitalised when:

- it is expected that the expenditure will be recouped by future exploitation or sale; and

- substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

In respect of petroleum, exploration and evaluation expenditure is accounted for in accordance with the successful efforts method on an area-of-interest basis where:

- significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

- administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;

- all other exploration and evaluation expenditure is charged against the profit and loss account except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;

- exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

- when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a units of production basis.

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the balance sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the balance sheet is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an income generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the income generating unit as a whole.

Research and development expenditure

Expenditure for research is included in the profit and loss account as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Net interest cost

Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Tangible fixed assets

Valuation

Fixed assets are generally included in the financial statements at historical cost. Prior to the adoption of FRS 15 'Tangible Fixed Assets', certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations were made.

Fixed assets are assessed to ensure carrying amounts do not exceed estimated recoverable amounts. The assessment of capitalised exploration and evaluation expenditure is described above. For other fixed assets, the carrying amount of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets are reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded and the asset written down based on the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Mineral rights
Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.

Mineral leases
The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation, depletion and amortisation
The carrying amount of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated to its estimated residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of tangible fixed assets are depreciated on a units of production and/or straight-line basis as follows:

- Buildings – 25 to 50 years straight-line
- Freehold land – not depreciated
- Plant, machinery and equipment – 4 to 30 years straight-line
- Mineral rights – based on the estimated life of reserves on a units of production basis
- Exploration, evaluation and development expenditure of minerals assets and other mining assets – over the life of the proven and probable reserves on a units of production basis
- Petroleum interests – over the life of the proved developed oil and gas reserves on a units of production basis
- Leasehold land and buildings – over the life of the lease up to a maximum of 50 years
- Vehicles – 3 to 5 years straight-line
- Capitalised leased assets – up to 50 years or life of lease, whichever is shorter
- Computer systems – up to 8 years straight-line

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.

Other
The cost of tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

Leases
Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.

The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are generally charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other investments
Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value and dividends are credited to profit on a receivable basis. Interest is included in the profit and loss account on an accrual basis. In determining net realisable values, market values are used in the case of listed investments and Directors' estimates are used in the case of unlisted investments.

Stocks
Stocks, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.

Deferred taxation
Tax-effect accounting is applied in respect of corporation tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax and deferred tax assets represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are taxable or deductible for corporation tax or resource rent tax purposes. Full provision is made, except as follows:

- tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists;

- deferred tax is not recognised on the difference between carrying amounts and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

- deferred tax assets are recognised only where it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the timing differences are expected to reverse.

Provision for employee benefits
Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group's share of debtors and creditors, including obligations for funding shortfalls, has been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Accounting Policies continued

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Employee share awards
The estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting (where there are no Performance Hurdles) or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders' funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

Where awards are satisfied by on-market purchases, the cost of acquiring the shares is carried in shareholders' funds as 'Interest in shares of BHP Billiton', and any difference between the cost of awards and the consideration paid to purchase shares on-market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of ESOP trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

Pension costs and other post-retirement benefits
The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group's employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 'Accounting for Pension Costs'. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying employees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

Decommissioning, site restoration and environmental provisions
BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites, either during or at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group's environmental policies.

The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in net interest and similar items payable. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the profit and loss account on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforeseen events gives rise to a loss which is probable and reliably estimable.

The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the profit and loss account as incurred.

Financial instruments
The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be taken to the profit and loss account whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) taken to the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in debtors and are deferred and included in the settlement of the underlying transaction.

Use of estimates

The preparation of the BHP Billiton Group's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Rounding of amounts

Amounts in the financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates against the US dollar have been applied in these financial statements.

	Average 2005	Average 2004	Average 2003	As at 30 June 2005	As at 30 June 2004
Australian dollar (a)	0.75	0.71	0.58	0.76	0.69
Brazilian real	2.73	2.94	3.31	2.36	3.11
Canadian dollar	1.25	1.35	1.51	1.23	1.35
Chilean peso	595	634	718	579	637
Colombian peso	2 454	2 779	2 804	2 329	2 699
South African rand	6.21	6.89	9.03	6.67	6.27
Euro	0.79	0.84	0.96	0.83	0.83
UK pound sterling	0.54	0.58	0.63	0.55	0.56

(a) Displayed as US$ to A$1 based on common convention.

Notes to Financial Statements

1 Principal subsidiaries, joint ventures and joint arrangements

Subsidiary undertakings
The principal subsidiary undertakings (those which principally affect the profit or net assets) of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc, are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd [a]	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton (Trinidad – 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100

1 Principal subsidiaries, joint ventures and joint arrangements continued

Subsidiary undertakings continued

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Limited	South Africa	Holding company	60	–
Samancor Limited	South Africa	Manganese mining	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd)	Australia	Fertiliser production	100	–
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
WMC (Olympic Dam Corporation) Pty Ltd	Australia	Copper and uranium mining	100	–
WMC Finance Ltd	Australia	Finance	100	–
WMC Finance (USA) Ltd	Australia	Finance	100	–
WMC Resources Ltd	Australia	Nickel mining, smelting and refining and administrative services	100	–
WMC Resources Marketing Ltd	Canada	Marketing	100	–

(a) BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd's debt securities.

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Cerrejon Coal Corporation	Colombia	Coal mining	33	33
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Coal Marketing Company	Ireland	Coal marketing	33	33
Hi-Fert Pty Ltd	Australia	Distribution and marketing of fertiliser	33.3	–
Richards Bay Minerals (a)	South Africa	Mineral sands mining and processing	50	50
Minera Antamina SA	Peru	Copper and zinc mining	33.75	33.75
Integris Metals Inc (b)	US	Metals distribution	–	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50

(a) Richards Bay Minerals comprises two legal entities as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Production of titanium dioxide slag, zircon and rutile	49.45	49.45

In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(b) Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc. Refer note 15.

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Proportionally included joint arrangements
The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5–100	5–100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	–	25–33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8–17	8–17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c – Angostura	Trinidad & Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	– Alumina refining	36	36
		– Aluminium smelting	46.3	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

2 Exceptional items

Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of equity interest in North West Shelf Project	56	–	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	108	(6)	102
Restructuring provisions	(79)	23	(56)
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	**(168)**	**104**	**(64)**
Exceptional items by Customer Sector Group			
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Diamonds and Specialty Products	(6)	1	(5)
Energy Coal	(93)	27	(66)
Stainless Steel Materials	103	(5)	98
Group and unallocated items	(47)	15	(32)
Total by Customer Sector Group	**(168)**	**104**	**(64)**

Sale of equity interest in North West Shelf Project
During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$56 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.

Restructuring provisions
The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

Termination of operations
The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

Closure plans
As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

Notes to Financial Statements continued

2 Exceptional items continued

Year ended 30 June 2004	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Introduction of tax consolidation regime in Australia	–	95	95
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	–	238	238
Closure plans	(534)	22	(512)
Total by category	(468)	337	(131)
Exceptional items by Customer Sector Group			
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299
Total by Customer Sector Group	(468)	337	(131)

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.

Litigation settlement
In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions
During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded an exceptional tax benefit of US$238 million.

Closure plans
During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle Steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax exceptional loss of US$512 million.

Year ended 30 June 2003	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Loss on sale of 6% interest in BHP Steel	(19)	–	(19)
Total by category	(19)	–	(19)
Exceptional items by Customer Sector Group			
Discontinued Operations	(19)	–	(19)
Total by Customer Sector Group	(19)	–	(19)

Loss on sale of 6 per cent interest in BHP Steel
Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.

3 Acquired operations

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptances for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia's leading resources companies. WMC's major assets are:

· the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

· an integrated nickel mining, refining and smelting business with operations in Western Australia;

· the Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and

· the Corridor Sands mineral sands project in Mozambique.

Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue streams for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.

The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.

WMC's fertiliser operations consist of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc- and sulphur-coated products.

WMC's Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:

· WMC's nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complement BHP Billiton's existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

· BHP Billiton now operates two of the world's four largest copper deposits. BHP Billiton's track record in developing and operating Escondida, the world's largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

· BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton's existing energy portfolio of oil, gas and coal.

· BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

Excluding exceptional items, for the period since acquisition to 30 June 2005, turnover of US$248 million and operating profit of US$35 million are included in the consolidated profit and loss account as continuing operations – acquisitions. Including exceptional items of US$50 million for restructuring provisions, the operating loss since acquisition is US$15 million.

The following table details the fair value of the net assets acquired:

	Book value US$M	Adjustment for accounting policies US$M	Provisional fair value adjustments US$M	Provisional fair value US$M
Tangible fixed assets	4 428	–	2 708	7 136
Investments	36	–	(9)	27
Stocks	520	(21)	(15)	484
Debtors	513	–	(183)	330
Cash including money market deposits	407	–	21	428
Creditors – amounts falling due within one year	(419)	–	48	(371)
Creditors – amounts falling due after more than one year	(1 243)	–	503	(740)
Provisions for liabilities and charges	(268)	(47)	250	(65)
Net assets acquired	3 974	(68)	3 323	7 229

Total cost of acquisition satisfied by the following consideration:

Cash paid	6 594
Cash payable	635
	7 229

Notes to Financial Statements continued

3 Acquired operations continued

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ending 30 June 2006.

The material provisional fair value adjustments principally relate to:

- Tangible fixed assets reflecting the fair value of mineral assets, together with revaluation for property, plant and equipment representing replacement cost and estimated remaining useful lives.

- Investments have been revalued to reflect current market values.

- Inventories have been revalued primarily for low grade ore stock.

- Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised.

- Provisions include the recognition of accumulated unfunded pension liabilities.

- Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable.

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies. Additional accounting policy changes arise on the application of UK GAAP and relate to:

- BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits, and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

- Under BHP Billiton's accounting policy, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for BHP Billiton.

Since the acquisition, WMC's cash flows have contributed US$16 million to the Group's net cash inflow from operating activities, US$nil for taxation, US$50 million outflow for capital expenditure and financial investment, US$5 million inflow for liquid resources and US$2 million inflow for financing.

The net operating assets acquired have primarily been allocated to the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products business segments.

The unaudited profit and loss account and statement of total recognised gains and losses of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for the period prior to acquisition by BHP Billiton, were as follows:

Profit and loss account for the period 1 January 2005 to 3 June 2005

	2005 US$M
Turnover	**1 268**
Operating profit	383
Profit before tax	394
Taxation	(108)
Profit after taxation	**286**
Equity minority interests	–
Dividends to shareholders	(182)
Retained profit for the financial period	**104**

Statement of total recognised gains and losses for the period 1 January 2005 to 3 June 2005

	2005 US$M
Attributable profit for the financial period	286
Exchange gains and losses on foreign currency net assets	2
Total recognised gains for the financial period	**288**

The amounts included in the tables above are the Australian dollar values of WMC profit and loss amounts and recognised gain and loss amounts converted to US dollars at an average rate for the period of A$1 = US$0.7739.

Profit and loss account for the year ended 31 December 2004
For the year ended 31 December 2004, WMC reported an audited post-tax profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for that financial year.

Unaudited pro-forma financial information
The following tables summarise the unaudited pro-forma consolidated results of operations of the BHP Billiton Group for the years ended 30 June 2004 and 2005 assuming that the acquisition of WMC occurred as of 1 July in each year. WMC's statutory year end was 31 December. The unaudited pro-forma financial information uses WMC data for the months corresponding to BHP Billiton Group's 30 June year end. This unaudited pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of the BHP Billiton Group's future consolidated results of operations or financial position. The integration of WMC into the BHP Billiton Group was not completed at June 2005. Accordingly, this pro-forma financial information does not include all costs related to the integration. We also expect to realise operating synergies. The pro-forma information does not reflect these potential expenses and synergies.

Year ended 30 June 2005	BHP Billiton US$M	Pro-forma adjustments for WMC US$M	Pro-forma consolidated entity US$M
Group turnover	**29 587**	**2 851**	**32 438**
Profit/(loss) for the financial year (attributable profit)	**6 398**	**263**	**6 661**
Earnings per share			
Basic earnings per share (US cents)	104.5	0.0	104.5
Diluted earnings per share (US cents)	103.9	0.0	103.9
Basic earnings per ADS (US cents) [a]	209.0	0.1	209.1
Diluted earnings per ADS (US cents) [a]	207.8	0.1	207.9

Year ended 30 June 2004	BHP Billiton US$M	Pro-forma adjustments for WMC US$M	Pro-forma consolidated entity US$M
Group turnover	**22 887**	**2 536**	**25 423**
Profit/(loss) for the financial year (attributable profit)	**3 379**	**25**	**3 404**
Earnings per share			
Basic earnings per share (US cents)	54.3	0.0	54.3
Diluted earnings per share (US cents)	54.1	0.0	54.1
Basic earnings per ADS (US cents) [a]	108.6	0.0	108.6
Diluted earnings per ADS (US cents) [a]	108.2	0.0	108.2

[a] For the periods presented, each American Depositary Share (ADS) represents two ordinary shares.

The pro-forma amounts represent the historical operating results of WMC, reported in accordance with WMC's accounting policies. Adjustments have been made to depreciation and amortisation, interest expense and income taxes to give effect to the acquisition at the dates presented. Non-recurring items have been excluded from the WMC reported pro-forma results of operations.

Australian dollar amounts have been converted to US dollars based on a convenience translation using an average rate of A$1 = US$0.7528 for 2005 and A$1 = US$0.7133 for 2004.

The pro-forma adjustments are based on the US dollar purchase price and subsequent allocation of purchase price as at 3 June 2005 and have not been retranslated as at the pro-forma acquisition dates noted above.

Pro-forma adjustments have been made to depreciation and amortisation to reflect the increased charge arising from the allocation of the purchase price to property, plant and equipment and acquired mining rights and to interest expense to reflect the additional borrowings required to fund the acquisition. No pro-forma adjustment has been made to reflect the earnings impact of recognising hedging and financial instruments at their fair value as if the acquisition had occurred on the dates noted above.

The pro-forma amounts are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the applicable periods presented. The pro-forma adjustments are based upon currently available information and estimates and assumptions. In addition, the pro-forma amounts are not necessarily indicative of operating results in future periods, in which the Group might realise revenue enhancements and costs savings.

Notes to Financial Statements continued

4 Analysis by business segment

	Turnover US$M	Profit/(loss) before taxation [a] US$M	Net operating assets (note 6) US$M	Depreciation and amortisation US$M	Other significant non-cash items [b] US$M	Capital expenditure US$M
Group including joint ventures and associates [a]						
Year ended 30 June 2005						
Petroleum	**5 970**	**1 830**	**4 435**	**616**	**6**	**946**
Aluminium	**5 265**	**977**	**5 353**	**252**	**–**	**280**
Base Metals [c]	**5 071**	**2 177**	**8 030**	**266**	**1**	**661**
Carbon Steel Materials	**7 606**	**2 821**	**3 698**	**300**	**–**	**1 065**
Diamonds and Specialty Products	**1 544**	**417**	**1 806**	**174**	**–**	**239**
Energy Coal	**3 390**	**616**	**2 087**	**179**	**9**	**169**
Stainless Steel Materials [d]	**2 274**	**758**	**4 605**	**142**	**–**	**444**
Group and unallocated items	**798**	**(266)**	**(433)**	**23**	**116**	**27**
Inter-segment [e]	**(114)**	**–**	**–**	**–**	**–**	**–**
Exceptional items	**–**	**(168)**	**–**	**–**	**439**	**–**
Continuing Operations	**31 804**	**9 162**	**29 581**	**1 952**	**571**	**3 831**
Net interest		**(421)**			**168**	
BHP Billiton Group	**31 804**	**8 741**	**29 581**	**1 952**	**739**	**3 831**
Year ended 30 June 2004						
Petroleum	5 558	1 391	4 074	587	11	927
Aluminium	4 432	776	5 309	234	–	272
Base Metals [c]	3 422	1 156	3 272	255	–	215
Carbon Steel Materials	4 857	1 137	3 175	226	2	662
Diamonds and Specialty Products	1 710	410	1 568	123	29	188
Energy Coal	2 569	234	2 194	189	67	141
Stainless Steel Materials	1 749	571	1 823	101	4	151
Group and unallocated items	725	(187)	291	36	99	33
Inter-segment [e]	(79)	–	–	–	–	–
Exceptional items	–	(468)	–	–	468	–
Continuing Operations	24 943	5 020	21 706	1 751	680	2 589
Net interest		(502)			239	
BHP Billiton Group	24 943	4 518	21 706	1 751	919	2 589
Year ended 30 June 2003						
Petroleum	3 264	1 178	3 293	549	50	861
Aluminium	3 386	581	5 095	233	–	462
Base Metals [c]	1 954	286	3 877	257	(2)	201
Carbon Steel Materials	3 714	1 045	2 622	192	7	479
Diamonds and Specialty Products	1 485	299	1 518	105	–	101
Energy Coal	2 089	198	2 193	177	2	300
Stainless Steel Materials	1 106	150	1 695	96	10	121
Group and unallocated items	549	(256)	418	39	76	46
Inter-segment [e]	(41)	–	–	–	–	–
Exceptional items	–	–	–	–	–	–
Continuing Operations	17 506	3 481	20 711	1 648	143	2 571
Discontinued Operations	–	(19)	–	–	–	–
Net interest		(537)			237	
BHP Billiton Group	17 506	2 925	20 711	1 648	380	2 571

4 Analysis by business segment continued

	External turnover			Profit/(loss) before taxation			Net operating assets (note 6)		Net assets	
	2005 US$M	2004 US$M	2003 US$M	2005 US$M	2004 US$M	2003 US$M	2005 US$M	2004 US$M	2005 US$M	2004 US$M
Joint ventures and associates [(f)]										
Petroleum	**3**	–	–	**–**	–	–	**112**	97	**112**	98
Aluminium	**–**	–	–	**–**	–	–	**–**	–	**–**	–
Base Metals [(c)]	**583**	389	432	**308**	104	61	**675**	719	**390**	212
Carbon Steel Materials	**429**	329	244	**184**	102	80	**422**	369	**336**	286
Diamonds and Specialty Products	**778**	1 041	1 005	**112**	106	170	**345**	601	**139**	250
Energy Coal	**416**	283	204	**194**	115	45	**639**	651	**547**	519
Stainless Steel Materials	**8**	6	13	**1**	–	2	**1**	4	**1**	4
Group and unallocated items	**–**	8	–	**–**	(2)	–	**–**	25	**–**	–
Continuing Operations	**2 217**	2 056	1 898	**799**	425	358	**2 194**	2 466	**1 525**	1 369
Net interest	**–**	–	–	**(38)**	(95)	(93)	**–**	–	**–**	–
BHP Billiton Group	**2 217**	2 056	1 898	**761**	330	265	**2 194**	2 466	**1 525**	1 369

	External turnover			Profit/(loss) before taxation		
	2005 US$M	2004 US$M	2003 US$M	2005 US$M	2004 US$M	2003 US$M
Third party products included above [(g)]						
Petroleum	**1 955**	2 286	296	**14**	(22)	1
Aluminium	**2 057**	1 823	1 333	**21**	11	28
Base Metals	**698**	335	38	**(11)**	(4)	5
Carbon Steel Materials	**247**	102	26	**14**	(9)	(2)
Diamonds and Specialty Products	**523**	829	747	**22**	29	10
Energy Coal	**672**	554	413	**54**	21	7
Stainless Steel Materials	**9**	47	10	**–**	7	1
Group and unallocated items	**784**	684	519	**–**	–	1
	6 945	6 660	3 382	**114**	33	51

[(a)] Before minority interests. Depreciation and amortisation, other significant non-cash items and capital expenditure represent the Group excluding joint ventures and associates.

[(b)] Other significant non-cash items comprise impairment of assets, non-cash exceptional items, employee share awards, exchange differences on net debt and discounting on provisions and other liabilities.

[(c)] Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million) and operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million).

[(d)] The Chrome operations contributed external turnover and profit before taxation for the current year of US$842 million and US$102 million, respectively.

[(e)] It is the BHP Billiton Group's policy that inter-segment sales are made on a commercial basis.

[(f)] Total turnover of joint ventures and associates does not include any inter-segment turnover.

[(g)] Turnover from third party products includes sales of freight capacity.

5 Analysis by geographical segment

	Group 2005 US$M	Group 2004 US$M	Group 2003 US$M	Joint ventures and associates 2005 US$M	Joint ventures and associates 2004 US$M	Joint ventures and associates 2003 US$M	Total 2005 US$M	Total 2004 US$M	Total 2003 US$M
Analysis by geographical market									
Turnover									
Continuing Operations									
Australia	**2 637**	1 857	1 769	**5**	17	6	**2 642**	1 874	1 775
Europe	**9 825**	8 515	5 136	**633**	426	446	**10 458**	8 941	5 582
Japan	**3 620**	2 675	2 269	**119**	132	124	**3 739**	2 807	2 393
South Korea	**1 876**	1 538	1 149	**12**	60	54	**1 888**	1 598	1 203
China	**3 628**	2 239	1 069	**368**	193	147	**3 996**	2 432	1 216
Other Asia	**2 100**	1 512	1 096	**107**	71	76	**2 207**	1 583	1 172
North America	**2 092**	1 765	1 452	**750**	1 017	937	**2 842**	2 782	2 389
Southern Africa	**1 584**	1 344	918	**20**	19	26	**1 604**	1 363	944
Rest of World	**2 225**	1 442	750	**203**	121	82	**2 428**	1 563	832
Total by geographical market	**29 587**	22 887	15 608	**2 217**	2 056	1 898	**31 804**	24 943	17 506
Analysis by geographical origin									
Turnover									
Continuing Operations									
Australia	**10 415**	7 262	6 527	**–**	8	–	**10 415**	7 270	6 527
Europe	**7 822**	6 719	2 792	**34**	31	6	**7 856**	6 750	2 798
North America	**1 839**	1 601	1 341	**527**	902	845	**2 366**	2 503	2 186
South America [a]	**4 374**	3 260	1 970	**1 349**	870	757	**5 723**	4 130	2 727
Southern Africa	**4 816**	3 637	2 857	**307**	245	290	**5 123**	3 882	3 147
Rest of World	**321**	408	121	**–**	–	–	**321**	408	121
Total by geographical origin	**29 587**	22 887	15 608	**2 217**	2 056	1 898	**31 804**	24 943	17 506
Profit/(loss) before taxation									
Continuing Operations									
Australia	**3 845**	2 106	1 890	**–**	(2)	–	**3 845**	2 104	1 890
Europe	**1 120**	725	253	**34**	31	6	**1 154**	756	259
North America	**341**	(224)	180	**22**	36	8	**363**	(188)	188
South America [a]	**2 244**	1 439	396	**651**	280	180	**2 895**	1 719	576
Southern Africa	**636**	457	394	**93**	80	164	**729**	537	558
Rest of World	**177**	92	10	**(1)**	–	–	**176**	92	10
Continuing Operations	**8 363**	4 595	3 123	**799**	425	358	**9 162**	5 020	3 481
Discontinued Operations									
Australia	**–**	–	(19)	**–**	–	–	**–**	–	(19)
Discontinued Operations [b]	**–**	–	(19)	**–**	–	–	**–**	–	(19)
Net interest	**(383)**	(407)	(444)	**(38)**	(95)	(93)	**(421)**	(502)	(537)
Total by geographical origin	**7 980**	4 188	2 660	**761**	330	265	**8 741**	4 518	2 925
Net operating assets (refer note 6)									
Australia	**14 645**	7 409	6 939	**28**	25	(3)	**14 673**	7 434	6 936
Europe	**920**	951	676	**17**	14	2	**937**	965	678
North America	**2 212**	1 316	1 340	**112**	397	429	**2 324**	1 713	1 769
South America [a]	**5 060**	4 456	4 503	**1 696**	1 710	1 661	**6 756**	6 166	6 164
Southern Africa	**3 770**	4 176	4 117	**341**	320	318	**4 111**	4 496	4 435
Rest of World	**780**	932	729	**–**	–	–	**780**	932	729
Total by geographical origin	**27 387**	19 240	18 304	**2 194**	2 466	2 407	**29 581**	21 706	20 711

[a] Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million), operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million) and net operating assets attributable to associates of US$nil (2004: US$nil; 2003: US$nil).

[b] Relates to the demerger of the BHP Steel business in July 2002.

6 Reconciliation of net operating assets

	Group 2005 US$M	Group 2004 US$M	Joint ventures and associates 2005 US$M	Joint ventures and associates 2004 US$M	Total 2005 US$M	Total 2004 US$M
Net operating assets (refer notes 4 and 5)	27 387	19 240	2 194	2 466	29 581	21 706
Cash including money market deposits	1 418	1 818	196	112	1 614	1 930
Debt	(11 125)	(6 783)	(489)	(763)	(11 614)	(7 546)
Corporation tax	(849)	(307)	(49)	(45)	(898)	(352)
Dividends payable	(878)	(592)	(12)	–	(890)	(592)
Deferred tax	(74)	(606)	(231)	(163)	(305)	(769)
Tax recoverable	1	3	–	–	1	3
Loans to joint ventures	84	238	(84)	(238)	–	–
Net assets	15 964	13 011	1 525	1 369	17 489	14 380

7 Net operating costs

	2005 US$M	2004 US$M	2003 US$M
Change in stocks of finished goods and work in progress	(286)	(184)	(158)
Raw materials and consumables	3 953	3 116	2 450
External services (including transportation)	4 802	3 450	2 539
Third party commodity purchases	6 329	5 837	2 547
Staff costs (refer note 9)	2 652	2 177	1 746
Amortisation of goodwill and negative goodwill	2	3	2
Depreciation of tangible fixed assets	1 950	1 748	1 646
Impairment charge	16	116	73
Other operating income	(270)	(231)	(147)
Resource rent taxes	498	432	467
Operating lease charges	232	172	127
Government royalties paid or payable [a]	629	421	352
Royalties other	87	36	66
Other operating charges	690	801	844
Group [b]	21 284	17 894	12 554
Joint ventures and associates	1 418	1 631	1 540
Operating costs including joint ventures and associates [c]	22 702	19 525	14 094
Operating lease charges include the following:			
Land and buildings	52	42	47
Plant and equipment	177	128	75
Other	3	2	5
	232	172	127

Notes to Financial Statements continued

7 Net operating costs continued

	2005 US$M	2004 US$M	2003 US$M
Audit fees payable by the BHP Billiton Group to:			
Auditors of BHP Billiton Plc (including overseas firms) [d]			
KPMG	10.1	7.8	3.4
PricewaterhouseCoopers	0.6	0.5	4.1
Other audit firms [e]	–	–	1.0
	10.7	8.3	8.5
Fees payable by the BHP Billiton Group to auditors for other services:			
Auditors of BHP Billiton Plc (including overseas firms) [d][f]			
Audit-related services [g]			
KPMG	1.1	0.4	0.6
PricewaterhouseCoopers [d]	–	–	1.6
Information systems design and implementation [h]			
KPMG	–	–	0.7
Taxation services [h]			
KPMG	1.5	1.5	2.0
PricewaterhouseCoopers [d]	–	–	1.3
Other services [i]			
KPMG	0.1	0.3	0.6
PricewaterhouseCoopers [d]	1.5	0.4	0.1
	4.2	2.6	6.9
	14.9	10.9	15.4

[a] Includes amounts paid or payable to Australian governments of US$446 million (2004: US$262 million; 2003: US$231 million) and to other governments of US$183 million (2004: US$159 million; 2003: US$121 million).

[b] Includes net operating costs attributable to acquired operations as follows:

	2005 US$M	2004 US$M	2003 US$M
Change in stocks of finished goods and work in progress	(10)	–	–
Raw materials and consumables	98	–	–
Staff costs	62	–	–
Depreciation of tangible fixed assets	51	–	–
Other operating income	(3)	–	–
Other operating charges	65	–	–
	263	–	–

[c] Includes research and development costs of US$33 million (2004: US$19 million; 2003: US$40 million).

[d] During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC, where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.

[e] Paid to auditors other than those that were Group auditors of the BHP Billiton Group or joint Group auditors of BHP Billiton in 2004 and 2003.

[f] The amounts paid to the UK firms and their associates amounted to US$0.6 million (2004: US$0.6 million; 2003: US$1.9 million).

[g] Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.3 million (2004: US$0.3 million; 2003: US$0.2 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

[h] Mainly includes tax compliance services and employee expatriate taxation services.

[i] Mainly includes health and safety certifications and non-financial audits.

8 Net interest and similar items payable

	2005 US$M	2004 US$M	2003 US$M
On bank loans and overdrafts	61	83	131
On all other loans	293	259	241
Finance lease interest	6	2	4
	360	344	376
Dividends on redeemable preference shares	25	23	24
Discounting on provisions and other liabilities	175	111	97
less Amounts capitalised [a]	(85)	(97)	(103)
	475	381	394
Share of interest of joint ventures and associates	52	66	68
	527	447	462
Discounting on assets	(8)	(5)	–
Interest received/receivable	(99)	(73)	(65)
	420	369	397
Exchange differences on net debt [b]			
Group	15	104	115
Joint ventures and associates	(14)	29	25
	1	133	140
Net interest and similar items payable [c]	421	502	537

[a] Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group's interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent; 2003: 5.2 per cent).

[b] Net exchange losses/(gains) primarily represent the effect on borrowings of movements in the South African rand against the US dollar.

[c] Disclosed in the consolidated profit and loss account as:

	2005 US$M	2004 US$M	2003 US$M
Net interest and similar items payable			
Group	383	407	444
Joint ventures and associates	38	95	93
Net interest and similar items payable	421	502	537

Notes to Financial Statements continued

9 Employees

	2005 Number	2004 Number	2003 Number
The average number of employees, which excludes joint ventures' and associates' employees and includes executive Directors, during the financial year was as follows:			
Petroleum	1 998	1 901	1 872
Aluminium	5 563	5 590	5 362
Base Metals	3 656	3 414	3 319
Carbon Steel Materials	7 215	6 812	6 381
Diamonds and Specialty Products	1 254	1 203	1 208
Energy Coal	9 333	9 138	9 668
Stainless Steel Materials	5 534	5 318	5 282
Group and unallocated	1 915	1 694	1 709
	36 468	35 070	34 801

	2005 US$M	2004 US$M	2003 US$M
The aggregate payroll expenses of those employees was as follows:			
Wages, salaries and redundancies	2 315	1 901	1 501
Employee share awards	122	96	70
Social security costs	23	18	20
Pensions and post-retirement medical benefit costs (refer note 27)	192	162	155
	2 652	2 177	1 746

Details of remuneration, pension entitlements and interests in share awards for each Director and in aggregate are detailed in sections 2 to 8 of the Remuneration Report. This information, other than section 3.3, forms part of the financial statements.

10 Taxation

	2005 US$M	2004 US$M	2003 US$M
Analysis of charge in the financial year			
UK taxation			
Corporation tax at 30% (a)			
Current (b)	**246**	419	292
Deferred	**(3)**	50	(124)
less Double taxation relief	**(55)**	(327)	(132)
	188	142	36
Australian taxation			
Corporation tax at 30%			
Current	**916**	448	330
Deferred	**89**	(34)	150
	1 005	414	480
South African taxation			
Corporation tax at 30% (d)			
Current	**220**	42	127
Deferred	**(23)**	117	74
	197	159	201
Other overseas taxation			
Current	**876**	715	192
Deferred	**(386)**	(504)	(30)
	490	211	162
Share of joint ventures' tax charge			
Current	**129**	61	56
Deferred	**68**	46	45
	197	107	101
Share of associates' current tax charge	**–**	–	–
Withholding tax and secondary taxes on companies	**34**	9	4
	2 111	1 042	984
Made up of:			
Aggregate current tax			
Group	**2 237**	1 306	813
Joint ventures and associates	**129**	61	56
	2 366	1 367	869
Aggregate deferred tax			
Group	**(323)**	(371)	70
Joint ventures and associates	**68**	46	45
	(255)	(325)	115
Taxation (c)	**2 111**	1 042	984

(a) There is an additional 10 per cent tax applicable to petroleum operations in the UK.

(b) Adjustments to prior year provisions for current tax amount to a loss of US$74 million (2004: US$14 million gain; 2003: US$105 million gain), of which US$nil (2004: US$5 million gain; 2003: US$8 million gain) relates to the UK.

(c) Taxation includes the tax effect of exceptional items of US$104 million (2004: US$337 million credit; 2003: US$nil). Refer note 2.

(d) The tax rate in South Africa reduced to 29 per cent effective 1 April 2005.

10 Taxation continued

	2005 US$M	2004 US$M	2003 US$M
Factors affecting tax charge for the financial year			
The tax charged is different to the standard rate of corporation tax in the UK (30%)			
The differences are explained below:			
Profit on ordinary activities before tax	**8 741**	4 518	2 925
Tax on profit at UK rate of 30%	**2 622**	1 355	878
Permanent differences			
Investment and development allowance	**(157)**	(85)	(9)
Amounts under/(over) provided in prior years	**74**	(14)	(105)
Recognition of prior year tax losses and tax credits	**(391)**	(367)	(188)
Non-deductible accounting depreciation and amortisation	**51**	49	76
Non-deductible dividends on redeemable preference shares	**9**	8	8
Non tax-effected operating losses	**38**	172	109
Tax rate differential	**(6)**	(51)	(18)
Non tax-effected capital gains	**(60)**	(5)	(2)
Foreign expenditure including exploration not presently deductible	**7**	5	4
South African secondary tax on companies	**36**	5	16
Foreign exchange gains/(losses) and other translation adjustments	**(116)**	62	210
Tax rate changes	**(17)**	9	(1)
Introduction of Australian tax consolidation regime	**–**	(95)	–
Other	**21**	(6)	6
Total permanent differences	**(511)**	(313)	106
Deferred tax movements taken to the profit and loss account			
Capital allowances for the financial year more than depreciation	**(278)**	(452)	(299)
Future capital allowances upon introduction of Australian tax consolidation	**–**	95	–
Exploration expenditure	**33**	(50)	53
Employee entitlements	**49**	49	58
Site rehabilitation	**93**	118	71
Resource rent tax	**11**	(7)	(21)
Deferred income	**(11)**	(25)	27
Other provisions	**46**	(14)	(12)
Foreign exchange (gains)/losses	**16**	(86)	193
Deferred charges	**(87)**	(71)	(2)
Foreign tax	**163**	445	(92)
Tax-effected losses	**232**	281	39
Other	**(12)**	42	(130)
Total timing differences	**255**	325	(115)
Current tax charge for the financial year	**2 366**	1 367	869
Add/(less) deferred tax movements taken to the profit and loss account	**(255)**	(325)	115
Tax on profit on ordinary activities	**2 111**	1 042	984

	2005 US$M	2004 US$M
Provision for deferred tax		
Future income tax benefit at year end comprises:		
Accelerated capital allowances	**(132)**	(172)
Exploration expenditure	**70**	80
Employee entitlements	**27**	34
Site rehabilitation	**25**	42
Deferred income	**21**	23
Other provisions	**37**	39
Foreign exchange losses	**(1)**	5
Deferred charges	**(131)**	(178)
Foreign tax credits	**342**	179
Profit in stocks elimination	**42**	18
Tax-effected losses	**750**	480
Other	**60**	52
Total future income tax benefit	**1 110**	602
Provision for deferred tax at year end comprises:		
Accelerated capital allowances	**2 052**	1 794
Exploration expenditure	**(51)**	(5)
Employee entitlements	**(159)**	(98)
Site rehabilitation	**(476)**	(329)
Resource rent tax	**(122)**	(111)
Deferred income	**(79)**	(89)
Other provisions	**(8)**	55
Foreign exchange losses	**(203)**	(181)
Deferred charges	**270**	136
Tax-effected losses	**(214)**	(46)
Other	**174**	82
Total provision for deferred tax	**1 184**	1 208
Net provision for deferred tax	**74**	606
Provision at start of the financial year	**606**	966
Acquisition of subsidiaries	**(170)**	–
Demerger or disposals of subsidiaries	**(53)**	–
Deferred tax benefits in profit and loss account for the financial year	**(323)**	(371)
Exchange differences and other movements	**14**	11
Net provision at end of the financial year	**74**	606
This provision is included within		
Debtors (refer note 17)	**1 110**	602
Provisions for liabilities and charges (refer note 21)	**(1 184)**	(1 208)
	(74)	(606)

Notes to Financial Statements continued

10 Taxation continued

Factors that may affect future tax charges

The BHP Billiton Group operates in many countries across the world, each with separate taxation authorities which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position, though such adjustments may be significant to any individual year's profit and loss account.

Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of approximately 37 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group's subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments in future years is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2005, the BHP Billiton Group has not recognised a potential tax expense of US$516 million (2004: US$255 million; 2003: US$240 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Under UK GAAP, the tax expense will be recognised when such gains and losses are realised for tax purposes.

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises net deferred tax assets relating to tax losses and timing differences, to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group's Gulf of Mexico (US) projects, additional benefits of tax losses have been recognised in the current year resulting in a reduction in the underlying effective tax rate of approximately 4 per cent (2004: 2 per cent; 2003: 3 per cent) when compared to the UK statutory tax rate. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses and timing differences may be recognised.

In June 2005, the Australian Taxation Office (ATO) issued assessments against BHP Billiton subsidiary BHP Billiton Finance Ltd in respect of the 2000–2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million.

In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.

Objections are being lodged against all assessments. As at 30 June 2005 the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax). An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

The Group has taken legal advice and remains confident of its position and intends to vigorously defend the claims.

Tax losses and timing differences
At 30 June 2005, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$1 937 million (2004: US$2 249 million), and gross timing differences of US$1 903 million (2004: US$1 586 million) which have not been tax effected.

Deferred tax assets are recognised only where management considers that it is more likely than not that the benefit of the tax losses, capital losses and timing differences will be realised in future periods through the generation of sufficient future taxable profits. The assumptions in relation to the generation of sufficient future taxable profits depend on the estimates of future cash flows, which are estimated on production and sales plans, commodity prices, recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of the assets recorded in the balance sheets and those tax losses and timing differences not recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and be charged to the profit and loss account, and conversely, some or all of the provisions against the tax losses and timing differences may be reversed and be credited to the profit and loss account.

The deferred tax assets not recognised are:

	2005 US$M	2004 US$M
Carry forward income tax and capital losses	609	738
Timing differences not recognised	668	557
Deferred tax assets not recognised/valuation allowance	1 277	1 295

The BHP Billiton Group anticipates benefits from the recognition of losses and timing differences in future periods to the extent of income or gains in relevant jurisdictions. The tax losses carried forward that have not been tax effected expire as summarised below:

Year of expiry	Australian losses US$M	UK losses US$M	Other foreign losses US$M	Total losses US$M
Income tax losses				
2006	–	–	1	1
2007	–	–	12	12
2008	–	–	29	29
2009	–	–	19	19
2010	–	–	31	31
2011	–	–	10	10
2012	–	–	5	5
2014	–	–	12	12
2015	–	–	32	32
2018	–	–	1	1
2020	–	–	1	1
2021	–	–	3	3
2023	–	–	15	15
2024	–	–	216	216
2025	–	–	84	84
Unlimited	1	270	240	511
	1	270	711	982
Capital tax losses				
Unlimited	937	3	15	955
	938	273	726	1 937

11 Dividends

	2005 US$M	2004 US$M	2003 US$M
BHP Billiton Plc [a]			
Dividends declared [b]	358	234	185
Dividends paid			
Ordinary shares	333	406	173
Preference shares [c]	–	–	–
	691	640	358
BHP Billiton Limited [a]			
Dividends declared [b]	520	358	280
Dividends paid	484	619	262
	1 004	977	542
Total dividends paid or payable	1 695	1 617	900

	2005 US cents	2004 US cents	2003 US cents
Dividends per share [a]			
First interim dividend paid	13.5	8.0	7.0
Second interim dividend paid	–	8.5	–
Final dividend declared [b]	14.5	9.5	7.5
	28.0	26.0	14.5

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and ESOP trusts. BHP Billiton Limited dividends are all fully franked for the periods shown.

[a] BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share; 2003: 29.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share). BHP Billiton Plc ADSs listed on the New York Stock Exchange on 25 June 2003. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS were applicable for the 2003 financial year. For the periods indicated each ADS represents two ordinary shares.

[b] Subsequent to year end on 24 August 2005 BHP Billiton declared a final dividend of 14.5 US cents per share (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend for 2003 was declared prior to the 2003 year end. The final dividend has been provided for at 30 June 2005.

[c] 5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent; 2003: 5.5 per cent).

12 Earnings per share

	2005	2004	2003
Basic earnings per share (US cents)			
Excluding exceptional items	**106.4**	56.4	30.9
Impact of exceptional items	**(1.9)**	(2.1)	(0.3)
Including exceptional items	**104.5**	54.3	30.6
Diluted earnings per share (US cents)			
Excluding exceptional items	**105.8**	56.2	30.9
Impact of exceptional items	**(1.9)**	(2.1)	(0.3)
Including exceptional items	**103.9**	54.1	30.6
Basic earnings per ADS (US cents) [a]			
Including exceptional items	**209.0**	108.6	61.2
Diluted earnings per ADS (US cents) [a]			
Including exceptional items	**207.8**	108.2	61.2
Basic earnings (US$ million)			
Excluding exceptional items	**6 512**	3 510	1 920
Including exceptional items	**6 398**	3 379	1 901
Diluted earnings (US$ million) [b]			
Excluding exceptional items	**6 515**	3 510	1 920
Including exceptional items	**6 401**	3 379	1 901
Weighted average number of shares (million)			
Basic earnings per share denominator	**6 124**	6 218	6 207
Diluted earnings per share denominator	**6 158**	6 246	6 222

[a] For the periods reported, one American Depositary Share (ADS) represents two shares.
[b] Diluted earnings are calculated after adding back dividend equivalent payments of US$3 million (2004: US$nil; 2003: US$nil) that would not be made if potential ordinary shares were converted to fully paid.

The Directors present earnings per share data based on earnings, excluding exceptional items, as, in their opinion, this provides a more meaningful representation of the underlying performance of the BHP Billiton Group.

Exceptional items
Details of exceptional items are set out in note 2. The impact of exceptional items on basic and diluted earnings per share is as follows:

	2005 US cents per share	2004 US cents per share	2003 US cents per share
Sale of equity interest in North West Shelf Project	**0.9**	–	–
Sale of Laminaria and Corallina	**2.0**	–	–
Disposal of Chrome operations	**0.8**	–	–
Restructuring provisions	**(0.9)**	–	–
Termination of operations	**(3.0)**	–	–
Closure plans	**(1.7)**	(8.2)	–
Introduction of tax consolidation regime in Australia	**–**	1.5	–
Litigation settlement	**–**	0.8	–
US and Canadian taxation deductions	**–**	3.8	–
Loss on sale of 6% interest in BHP Steel	**–**	–	(0.3)
	(1.9)	(2.1)	(0.3)

Notes to Financial Statements continued

12 Earnings per share continued

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

The weighted average number of shares used for the purpose of calculating diluted earnings per share is reconciled to the number used to calculate basic earnings per share as follows:

	2005 US$M	2004 US$M	2003 US$M
Basic earnings per share denominator	6 124	6 218	6 207
Potential ordinary shares	34	28	15
Diluted earnings per share denominator	6 158	6 246	6 222

13 Intangible assets

	Goodwill US$M
Cost	
At the beginning of the financial year	55
Disposals	(19)
At the end of the financial year	36
Amortisation	
At the beginning of the financial year	21
Amortisation for the financial year	2
Disposals	(4)
At the end of the financial year	19
Net book value at the end of the financial year	17
Net book value at the beginning of the financial year	34

14 Tangible fixed assets

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost or valuation						
At the beginning of the financial year	2 625	24 889	7 003	2 881	504	**37 902**
Additions	63	723	376	3 306	182	**4 650**
Acquisition of operations and subsidiaries	220	1 925	4 827	154	11	**7 137**
Disposals	(39)	(236)	(6)	(6)	(21)	**(308)**
Disposals of operations and subsidiaries	(60)	(727)	(39)	(35)	(23)	**(884)**
Exchange variations	1	(6)	4	17	–	**16**
Transfers and other movements	78	2 370	287	(2 543)	(69)	**123**
At the end of the financial year	**2 888**	**28 938**	**12 452**	**3 774**	**584**	**48 636**
Accumulated depreciation						
At the beginning of the financial year	1 026	12 889	2 916	–	126	**16 957**
Depreciation charge	135	1 421	378	–	16	**1 950**
Impairments charge	1	4	4	–	7	**16**
Disposals	(18)	(202)	(6)	–	(15)	**(241)**
Disposals of operations and subsidiaries	(24)	(459)	(26)	–	(20)	**(529)**
Exchange variations	1	(5)	–	–	–	**(4)**
Transfers and other movements	16	128	5	–	(9)	**140**
At the end of the financial year	**1 137**	**13 776**	**3 271**	**–**	**105**	**18 289**
Net book value at the end of the financial year	**1 751**	**15 162**	**9 181**	**3 774**	**479**	**30 347**
Net book value at the beginning of the financial year	1 599	12 000	4 087	2 881	378	20 945

Included within the net book value of other mineral assets is US$965 million (2004: US$687 million) of deferred overburden removal costs.

Included in the additions for exploration and evaluation is US$182 million (2004: US$170 million) of capitalised exploration expenditure.

Included in the amounts above for plant and equipment are assets held under finance leases with a net book value of US$51 million (2004: US$76 million). Depreciation charged on these assets during the year ended 30 June 2005 totalled US$4 million (2004: US$9 million).

Included in tangible fixed assets at 30 June 2005 is capitalised interest with a net book value of US$364 million (2004: US$401 million).

The net book value of land and buildings comprises freehold land of US$1 751 million (2004: US$1 595 million) and long leasehold of US$nil (2004: US$4 million).

Notes to Financial Statements continued

15 Fixed asset investments

	Investment in joint ventures US$M	Loans to joint ventures[a] US$M	Other fixed asset investments[b] US$M	Total US$M
At the beginning of the financial year	1 369	238	123	1 730
Group share of profits less losses	564	–	–	564
Additions	49	–	15	64
Disposals	(187)	(154)	(38)	(379)
Disposal of operations and subsidiaries	–	–	(2)	(2)
Dividends received	(255)	–	–	(255)
Other movements	(15)	–	–	(15)
At the end of the financial year	1 525	84	98	1 707

	In aggregate		BHP Billiton Group Share	
	2005 US$M	2004 US$M	2005 US$M	2004 US$M
Net assets of joint ventures comprise:				
Fixed assets	5 363	5 598	1 946	2 096
Current assets	2 169	1 954	864	855
Liabilities due within one year	(1 176)	(1 238)	(491)	(576)
Liabilities due after more than one year	(2 095)	(2 622)	(794)	(1 006)
Net assets of joint ventures	4 261	3 692	1 525	1 369

	In aggregate			BHP Billiton Group Share [c]		
	2005 US$M	2004 US$M	2003 US$M	2005 US$M	2004 US$M	2003 US$M
Profits less losses of joint ventures and associates comprise:						
Turnover	5 423	4 754	4 516	2 217	2 056	1 898
Net operating costs	(3 329)	(3 683)	(3 666)	(1 418)	(1 631)	(1 540)
Operating profit	2 094	1 071	850	799	425	358
Profit after net interest and taxation	1 459	583	400	564	223	164
Capital commitments				40	55	98

[a] Loans to joint ventures include US$84 million (2004: US$225 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.

[b] The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group's accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2005 (2004: US$nil) in the table above and a market value of US$22 million (2004: US$19 million). Other listed investments have a book value of US$40 million (2004: US$68 million) and a market value of US$63 million (2004: US$115 million).

[c] Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, 2004 and 2003, the profit less losses of joint ventures and associates included the results of the Group's 50 per cent interest in Integris Metals Inc up to the date of sale. Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million. In 2003, the profit less losses of joint ventures and associates included the results relating to the Group's 50 per cent interest in Minera Alumbrera Limited.

16 Stocks

	2005 US$M	2004 US$M
Raw materials and consumables	627	460
Work in progress	771	409
Finished goods	1 170	891
	2 568	1 760

17 Debtors

	2005 US$M	2004 US$M
Amounts due within one year		
Trade debtors	2 527	2 018
less Provision for doubtful debts	(4)	(4)
	2 523	2 014
Tax recoverable	1	3
Employee Share Plan loans [a]	2	1
Other debtors [b]	930	731
less Provision for doubtful debts	(3)	(1)
	927	730
Prepayments and accrued income	158	176
	3 611	2 924
Amounts due after more than one year		
Deferred tax	1 110	602
Employee Share Plan loans [a]	58	62
Other debtors [b]	476	447
Pension assets (refer note 27)	310	282
Other prepayments and accrued income	114	89
	2 068	1 482
	5 679	4 406

[a] Under the terms of a legacy share plan, the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount. Refer note 23.

[b] Other debtors include receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.

Notes to Financial Statements continued

18 Current asset investments

	2005 US$M	2004 US$M
Unlisted investments		
Environmental trust funds [a]	**167**	153
Insurance investments [b]	**13**	14
Short term deposits	**32**	–
	212	167

[a] Investments held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe's, Selbaie's and Rio Algom's mines. Consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).

[b] Investments relating to the BHP Billiton Group's self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

19 Creditors – amounts falling due within one year

	2005 US$M	2004 US$M
Bank overdrafts	**15**	133
Unsecured bank loans (current portion of long-term loans)	**173**	252
Total current portion of unsecured bank loans and overdrafts	**188**	385
Notes and debentures	**597**	306
Secured debt (limited recourse) (refer note 20)	**51**	51
Unsecured debt (non-recourse)	**148**	264
Secured debt (non-recourse)	**–**	97
Commercial paper [a]	**1 602**	–
Redeemable preference shares [b]	**450**	–
Finance leases	**3**	9
Other unsecured borrowings	**63**	218
Total current portion of debentures and other borrowings	**2 914**	945
Total borrowings falling due within one year	**3 102**	1 330
Trade creditors	**2 155**	1 688
Corporation taxes	**842**	297
Social security	**1**	1
Other taxes	**159**	132
Other creditors and accruals	**1 737**	739
Deferred income	**120**	156
Dividends payable	**878**	592
	8 994	4 935

[a] In accordance with FRS 4 'Capital Instruments', all commercial paper is classified as short-term borrowings although it is backed by medium-term facilities. Under US GAAP, this amount is grouped with non-current borrowings at 30 June 2005.

[b] Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock
Auction market preferred stock
600 (2004: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series 'A'
3 000 (2004: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

20 Creditors – amounts falling due after more than one year

	2005 US$M	2004 US$M
Unsecured bank loans	**3 000**	55
Total non-current portion of bank loans	**3 000**	55
Notes and debentures	**3 793**	3 653
Secured debt (limited recourse) (a)	**384**	435
Unsecured debt (non-recourse)	**559**	545
Redeemable preference shares (b)	**–**	450
Finance leases	**53**	67
Other unsecured borrowings	**235**	248
Total non-current portion of debentures and other borrowings	**5 024**	5 398
Total borrowings falling due after more than one year	**8 024**	5 453
Trade creditors	**4**	1
Other creditors	**158**	175
Corporation taxes	**7**	10
Deferred income	**362**	348
	8 555	5 987

(a) The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default.
(b) Refer note 19.

Debt falling due after five years is analysed as follows:

	Repayable	Currency	Interest rate %	2005 US$M	2004 US$M
US$ Bond issue	2012 – 2026	US$	7.1% fixed	**1 073**	1 073
Global Bond	2013	US$	LIBOR+0.47%	**850**	850
Global Bond (WMC) (a)	2013	US$	5.13% fixed	**511**	–
Global Bond (WMC)	2033	US$	6.25% fixed	**222**	–
Escondida	2016	US$	8.0% fixed	**24**	27
Escondida	2010 – 2013	US$	LIBOR+0.37%	**92**	134
Manganese shareholder loan	2030	US$	LIBOR+2.25%	**82**	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	**28**	34
Eskom loan	2016	ZAR	13.0% fixed	**30**	44
Mozal – Senior loans	2012 – 2014	US$	6–7% fixed	**66**	94
Mozal – Senior loans	2012	US$	LIBOR+2.4%	**67**	80
Mozal – Subordinated loan	2012	US$	7.96% fixed	**23**	34
Other	various	various	various	**12**	37
				3 080	2 489

(a) The fixed interest rate exposure has been swapped to a fixed exposure until November 2005 followed by a floating interest rate exposure for the remainder of the bond. Refer note 29.

21 Provisions for liabilities and charges

	Employee entitlements[a] US$M	Restructuring[b] US$M	Resource rent tax US$M	Restoration and rehabilitation[c] US$M	Post-retirement benefits[d] (note 27) US$M	Deferred tax US$M	Other US$M	Total US$M
At 1 July 2004	622	11	275	2 783	335	1 208	324	5 558
Amounts capitalised	–	–	–	537	–	–	–	537
Acquisition of subsidiaries	60	4	–	141	15	(170)	30	80
Disposals of operations and subsidiaries	(7)	–	(10)	(61)	(19)	(53)	–	(150)
Charge/(credit) for the year:								
Underlying	360	283	11	163	55	177	179	1 228
Discounting	–	–	–	168	–	–	–	168
Exchange variation	48	–	23	–	(7)	–	11	75
Released during the year	–	–	–	–	–	–	(5)	(5)
Exchange variation taken to reserves	1	–	–	6	–	14	1	22
Utilisation	(244)	(5)	–	(159)	(46)	–	(150)	(604)
Transfers and other movements	–	3	–	6	(1)	8	(15)	1
At 30 June 2005	**840**	**296**	**299**	**3 584**	**332**	**1 184**	**375**	**6 910**
At 1 July 2003	547	57	241	2 025	317	1 413	298	4 898
Amounts capitalised	–	–	–	103	–	–	–	103
Disposals of subsidiaries	–	–	–	(57)	–	–	–	(57)
Charge/(credit) for the year:								
Underlying	370	2	24	691	40	(217)	137	1 047
Discounting	2	–	–	100	–	–	–	102
Exchange variation	19	–	6	–	22	–	7	54
Released during the year	–	(31)	–	–	–	–	(28)	(59)
Exchange variation taken to reserves	–	–	4	12	–	12	–	28
Utilisation	(311)	(15)	(1)	(82)	(48)	–	(104)	(561)
Transfers and other movements	(5)	(2)	1	(9)	4	–	14	3
At 30 June 2004	622	11	275	2 783	335	1 208	324	5 558

[a] The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$480 million will be incurred in the year ending 30 June 2006.

[b] Total provision for restructuring costs is made up of:

	2005 US$M	2004 US$M
Redundancies	80	10
Business terminations (including losses on long-term contracts)	216	1
	296	11

[c] The BHP Billiton Group's activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group's mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today's dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6 284 million (2004: US$5 402 million).

At 30 June 2005, US$2 475 million (2004: US$1 702 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2005, US$1 109 million (2004: $1 081 million) was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made, with US$121 million included as an exceptional item in the current year (2004: US$534 million; 2003: US$nil). In addition to the uncertainties associated with the closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30 per cent (2004: 35 per cent) greater or in the order of 20 per cent lower than the US$1 109 million provided

at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US
The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999 the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted in the prior year indicated (a) higher short-term closure costs due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (2004: US$771 million).

In relation to Pinal Creek, BHP Copper Inc ('BHP Copper') is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree ('the Decree') was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005, the BHP Billiton Group has provided US$110 million (2004: US$102 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (2004: US$138 million), and the Group has paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties' properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations' proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper's predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Other closed sites
The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.

- *Newcastle Steelworks* – the Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.
- *Island Copper* – the Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.
- *Selbaie copper mine* – the Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.
- *Rio Algom* – the Group has responsibility for long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.
- *Ingwe Collieries* – the Group has responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.
- *Roane* – the Group ceased operations at Roane chrome in 1982. A review of the closure plans during the year identified a need for additional remediation costs.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane chrome and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues; and, (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.

(d) The provision for post-retirement benefits includes pension liabilities of US$80 million (2004: US$62 million) and post-retirement medical benefit liabilities of US$252 million (2004: US$273 million). Refer note 27.

22 Called up share capital and contributed equity

	2005 US$M	2004 US$M	2003 US$M
BHP Billiton Plc			
Authorised share capital			
3 000 000 000 ordinary shares of US$0.50 each (2004: 3 000 000 000; 2003: 3 000 000 000)	**1 500**	1 500	1 500
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each [a]	**–**	–	–
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 [b]	**–**	–	–
1 Equalisation Share (2004: 1; 2003: 1) of US$0.50 [c]	**–**	–	–
	1 500	1 500	1 500
Allotted, called up and fully paid share capital			
2 468 147 002 ordinary shares of US$0.50 each (2004: 2 468 147 002; 2003: 2 468 147 002)	**1 234**	1 234	1 234
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each [a]	**–**	–	–
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 [b]	**–**	–	–
	1 234	1 234	1 234

	Number of shares		
	2005	2004	2003
Movements in called up fully paid ordinary shares [d]			
Opening number of shares	**2 468 147 002**	2 468 147 002	2 319 147 885
Bonus shares issued [e]	**–**	–	148 999 117
Closing number of shares	**2 468 147 002**	2 468 147 002	2 468 147 002

	2005 US$M	2004 US$M	2003 US$M
BHP Billiton Limited			
Paid up contributed equity [f]			
3 587 977 615 ordinary shares fully paid (2004: 3 759 487 555; 2003: 3 747 687 775)	**1 611**	1 851	1 785
195 000 ordinary shares paid to A$1.36 (2004: 405 000; 2003: 1 095 000) [g]	**–**	–	–
1 Special Voting Share (2004: 1; 2003: 1) [b]	**–**	–	–
	1 611	1 851	1 785

	Number of shares		
	2005	2004	2003
Movements in fully paid ordinary shares			
Opening number of shares	**3 759 487 555**	3 747 687 775	3 724 893 687
Shares issued on exercise of Employee Share Plan awards [h]	**8 859 470**	10 764 732	20 165 784
Shares issued on exercise of Performance Rights [h]	**–**	–	918 120
Partly paid shares converted to fully paid [g]	**347 018**	1 035 048	1 710 184
Shares bought back and cancelled [i]	**(180 716 428)**	–	–
Closing number of shares [j]	**3 587 977 615**	3 759 487 555	3 747 687 775

[a] Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by JPMorgan plc.

[b] BHP Billiton Plc and BHP Billiton Limited each issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.

[c] An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.

(d) During the year ended 30 June 2005, BHP Billiton Plc did not repurchase any shares under the authorisation granted by its shareholders. The shareholders authorised the Company to enter into contracts to purchase up to 247 million of BHP Billiton Plc shares until the end of the annual general meeting in 2005.

(e) Upon the demerger of BHP Steel in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(f) Under the Australian Corporations Act 2001, BHP Billiton Limited's share capital has no par value. Total capital subscribed by shareholders less capital returned to shareholders is included in shareholders' funds as contributed equity.

(g) 210 000 (2004: 690 000; 2003: 1 210 000) shares paid to A$1.36 and nil (2004: 240 000; 2003: 80 000) shares paid to A$1.40 were converted to fully paid during 2005. There were no partly paid shares issued during the year (2004: nil; 2003: nil). Including bonus shares, 347 018 (2004: 1 035 048; 2003: 1 710 184) shares were issued on conversion of these partly paid shares. 70 000 (2004: 190 000; 2003: 282 000) partly paid shares are entitled to 79 928 (2004: 216 936; 2003: 321 984) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.

(h) The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.

(i) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. During the years ended 30 June 2003 and 30 June 2004, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back programme. The buy-back programme allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited or BHP Billiton Plc.

(j) During the period 1 July 2005 to 8 September 2005, no Executive Share Scheme partly paid shares were paid up in full, 1 373 575 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

23 Employee share ownership plans

Summary of BHP Billiton Group employee share ownership plans
The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited.

The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.

The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.

	Number of awards outstanding at 30 June 2005	Number of awards issued during year ended 30 June 2005
BHP Billiton Plc employee share awards		
Long Term Incentive Plan (Performance Shares)	2 317 300	2 354 800
Group Incentive Scheme (Deferred Shares)	2 493 101	1 308 709
Group Incentive Scheme (Options)	1 184 506	378 384
Group Incentive Scheme (Performance Shares)	4 819 393	358 128
Restricted Share Scheme	132 978	–
Co-Investment Plan	522 306	–
BHP Billiton Limited employee share awards		
Long Term Incentive Plan (Performance Shares)	4 764 108	4 854 485
Group Incentive Scheme (Deferred Shares)	5 107 264	2 536 991
Group Incentive Scheme (Options)	2 067 040	780 181
Group Incentive Scheme (Performance Shares)	9 860 582	637 676
Employee Share Plan (shares)	16 611 045	–
Employee Share Plan (options)	14 571 693	–
Executive Share Scheme (partly paid shares)	274 918	–
Performance Share Plan (LTI)	1 439 869	–
Performance Share Plan (MTI)	189 800	–
Bonus Equity Share Plan (shares)	47 662	–

23 Employee share ownership plans continued

The following tables relate to awards issued under each of these schemes:

	Restricted Share Scheme awards [a]			Co-Investment Plan awards [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since the DLC merger [b]	**5 657 555**	5 657 555	5 657 555	**1 023 425**	1 023 425	1 023 425
During the financial year						
Number of awards remaining at the beginning of the financial year	**4 076 894**	4 608 382	5 351 690	**539 984**	837 450	1 000 399
Number of awards issued	**–**	–	–	**–**	–	–
Number of awards exercised	**(3 492 699)**	(167 230)	(426 604)	**(14 707)**	(102 656)	(45 415)
Number of awards lapsed	**(451 217)**	(364 258)	(316 704)	**(2 971)**	(194 810)	(117 534)
Number of awards remaining at the end of the financial year	**132 978**	4 076 894	4 608 382	**522 306**	539 984	837 450
Exercisable	**132 978**	–	–	**–**	–	–
Not exercisable	**–**	4 076 894	4 608 382	**522 306**	539 984	837 450
Number of employees participating in awards issued	**–**	–	–	**–**	–	–
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**161**	10	22	**6**	27	10
Market value of shares on exercise of awards (US$ million)	**40**	1	2	**–**	–	–

	Long Term Incentive Plan Performance Shares (BHP Billiton Plc) [a]			Long Term Incentive Plan Performance Shares (BHP Billiton Limited) [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**2 354 800**	–	–	**4 854 485**	–	–
During the financial year						
Number of awards at the beginning of the financial year	**–**	–	–	**–**	–	–
Number of awards issued	**2 354 800**	–	–	**4 854 485**	–	–
Number of awards exercised	**–**	–	–	**–**	–	–
Number of awards lapsed	**(37 500)**	–	–	**(90 377)**	–	–
Number of awards remaining at the end of the financial year	**2 317 300**	–	–	**4 764 108**	–	–
Exercisable	**–**	–	–	**–**	–	–
Not exercisable	**2 317 300**	–	–	**4 764 108**	–	–
Number of employees participating in awards issued	**159**	–	–	**293**	–	–
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**–**	–	–	**–**	–	–
Market value of shares on exercise of awards (US$ million)	**–**	–	–	**–**	–	–

	Group Incentive Scheme Deferred Shares (BHP Billiton Plc) [a]			Group Incentive Scheme Deferred Shares (BHP Billiton Limited) [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**2 706 527**	1 397 818	–	**5 538 713**	3 001 722	–
During the financial year						
Number of awards at the beginning of the financial year	**1 310 131**	–	–	**2 884 289**	–	–
Number of awards issued	**1 308 709**	1 397 818	–	**2 536 991**	3 001 722	–
Number of awards exercised	**(79 665)**	(11 610)	–	**(256 111)**	(30 884)	–
Number of awards lapsed	**(46 074)**	(76 077)	–	**(57 905)**	(86 549)	–
Number of awards remaining at the end of the financial year	**2 493 101**	1 310 131	–	**5 107 264**	2 884 289	–
Exercisable	**–**	–	–	**–**	–	–
Not exercisable	**2 493 101**	1 310 131	–	**5 107 264**	2 884 289	–
Number of employees participating in awards issued	**180**	200	–	**384**	391	–
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**14**	2	–	**20**	6	–
Market value of shares on exercise of awards (US$ million)	**1**	–	–	**3**	–	–

	Group Incentive Scheme Options (BHP Billiton Plc) [a]			Group Incentive Scheme Options (BHP Billiton Limited) [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**1 296 438**	918 054	–	**2 118 995**	1 338 814	–
During the financial year						
Number of awards at the beginning of the financial year	**855 044**	–	–	**1 309 448**	–	–
Number of awards issued	**378 384**	918 054	–	**780 181**	1 338 814	–
Number of awards exercised	**(14 353)**	(21 241)	–	**–**	–	–
Number of awards lapsed	**(34 569)**	(41 769)	–	**(22 589)**	(29 366)	–
Number of awards remaining at the end of the financial year	**1 184 506**	855 044	–	**2 067 040**	1 309 448	–
Exercisable	**–**	–	–	**–**	–	–
Not exercisable	**1 184 506**	855 044	–	**2 067 040**	1 309 448	–
Number of employees participating in awards issued	**75**	81	–	**70**	104	–
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**2**	–	–	**–**	–	–
Market value of shares on exercise of awards (US$ million)	**–**	–	–	**–**	–	–

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Group Incentive Scheme Performance Shares (BHP Billiton Plc) [a]			Group Incentive Scheme Performance Shares (BHP Billiton Limited) [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**5 974 344**	5 616 216	3 966 768	**11 501 457**	10 863 781	7 510 243
During the financial year						
Number of awards at the beginning of the financial year	**4 833 951**	3 634 251	–	**10 136 908**	7 313 516	–
Number of awards issued	**358 128**	1 649 448	3 966 768	**637 676**	3 353 538	7 510 243
Number of awards exercised	**(281 123)**	(84 041)	–	**(668 853)**	(157 429)	–
Number of awards lapsed	**(91 563)**	(365 707)	(332 517)	**(245 149)**	(372 717)	(196 727)
Number of awards remaining at the end of the financial year	**4 819 393**	4 833 951	3 634 251	**9 860 582**	10 136 908	7 313 516
Exercisable	**–**	–	–	**–**	–	–
Not exercisable	**4 819 393**	4 833 951	3 634 251	**9 860 582**	10 136 908	7 313 516
Number of employees participating in awards issued	**195**	218	221	**105**	409	424
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**15**	6	–	**19**	12	–
Market value of shares on exercise of awards (US$ million)	**2**	1	–	**7**	1	–

	Employee Share Plan Options [a]			Weighted Average Exercise Price (A$)		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**178 032 575**	178 032 575	178 032 575			
During the financial year						
Number of awards at the beginning of the financial year	**24 309 476**	37 571 802	60 994 303	**7.94**	7.81	8.29
Number of awards issued	**–**	–	67 500	**–**	–	8.95
Number of awards exercised	**(8 550 570)**	(10 764 732)	(20 165 784)	**8.08**	7.48	7.25
Number of awards lapsed	**(1 187 213)**	(2 497 594)	(3 324 217)	**8.28**	8.04	7.53
Number of awards remaining at the end of the financial year	**14 571 693**	24 309 476	37 571 802	**7.83**	7.94	7.81
Exercisable	**14 571 693**	13 679 357	15 899 927	**7.83**	7.66	7.03
Not exercisable	**–**	10 630 119	21 671 875	**–**	8.30	8.38
Number of employees participating in awards issued	**–**	–	1			
Market value of awards issued (US$ million) [c]	**–**	–	–			
Proceeds from awards issued (US$ million)	**–**	–	–			
Number of employees exercising awards	**1 225**	1 683	9 857			
Market value of shares on exercise of awards (US$ million)	**100**	88	121			
Proceeds from exercise of options (US$ million)	**53**	57	83			

	Employee Share Plan Shares [a]			Executive Share Scheme partly paid shares [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**373 745 102**	373 745 102	373 745 102	**50 529 280**	50 529 280	50 529 280
During the financial year						
Number of awards at the beginning of the financial year	**18 660 656**	20 508 095	45 827 460	**621 936**	1 656 984	3 367 168
Number of awards issued	**–**	–	–	**–**	–	–
Number of awards exercised	**(2 049 611)**	(1 847 439)	(25 319 365)	**(347 018)**	(1 035 048)	(1 710 184)
Number of awards lapsed	**–**	–	–	**–**	–	–
Number of awards remaining at the end of the financial year	**16 611 045**	18 660 656	20 508 095	**274 918**	621 936	1 656 984
Exercisable	**16 611 045**	18 660 656	20 508 095	**274 918**	621 936	1 656 984
Not exercisable	**–**	–	–	**–**	–	–
Number of employees participating in awards issued	**–**	–	–	**–**	–	–
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**–**	–	–	**2**	4	11
Market value of shares on exercise of awards (US$ million)	**–**	–	–	**4**	9	7
Employee share plan loans outstanding (US$ million)	**60**	63	71	**–**	–	–
Proceeds from conversion of partly paid shares (US$ million)	**–**	–	–	**3**	9	10

	Performance Share Plan Performance Rights [a]			Bonus Equity Share Plan Shares [a]		
	2005	2004	2003	**2005**	2004	2003
Number of awards issued since commencement of the Plan	**12 679 547**	12 679 547	12 679 547	**1 016 845**	1 016 845	1 016 845
During the financial year						
Number of awards remaining at the beginning of the financial year	**5 244 027**	8 163 616	10 293 469	**818 746**	856 345	1 016 845
Number of awards issued	**–**	–	–	**–**	–	–
Number of awards exercised	**(3 218 307)**	(2 712 371)	(1 901 694)	**(748 345)**	(34 573)	(135 945)
Number of awards lapsed	**(396 051)**	(207 218)	(228 159)	**(22 739)**	(3 026)	(24 555)
Number of awards remaining at the end of the financial year	**1 629 669**	5 244 027	8 163 616	**47 662**	818 746	856 345
Exercisable	**1 629 669**	716 120	–	**47 662**	–	–
Not exercisable	**–**	4 527 907	8 163 616	**–**	818 746	856 345
Number of employees participating in awards issued	**–**	–	–	**–**	–	–
Market value of awards issued (US$ million) [c]	**–**	–	–	**–**	–	–
Proceeds from awards issued (US$ million)	**–**	–	–	**–**	–	–
Number of employees exercising awards	**72**	172	22	**83**	9	26
Market value of shares on exercise of awards (US$ million)	**36**	21	8	**11**	–	1

23 Employee share ownership plans continued

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Awards outstanding at: Balance date	Awards outstanding at: Date of Directors' Report	Exercise price	Exercise period/ release date
Restricted Share Scheme (d)								
November 2001 (Share awards)	292 577	1	98 574	194 003	–	–	–	Nov 2004
October 2001 (Share awards)	4 446 532	147	3 436 002	1 010 530	–	–	–	Oct 2004
October 2001 (Options)	918 446	32	608 525	176 943	132 978	132 978	–	Oct 2004 – Sept 2008
					132 978	**132 978**		
Co-Investment Plan (d)								
November 2001	100 945	1	23 131	77 814	–	–	–	Nov 2000 – Oct 2011
October 2001	922 480	83	146 172	254 002	522 306	516 517	–	Oct 2003 – Sept 2011
					522 306	**516 517**		
Long Term Incentive Plan Performance Shares (BHP Billiton Plc)								
December 2004	2 354 800	159	–	37 500	2 317 300	2 317 300	–	Aug 2009 – Aug 2014
					2 317 300	**2 317 300**		
Group Incentive Scheme (BHP Billiton Plc)								
Deferred Shares								
December 2004	1 308 709	200	12 958	27 493	1 268 258	1 268 258	–	Aug 2006 – Aug 2009
November 2003	1 397 818	194	78 317	94 658	1 224 843	523 493	–	Aug 2005 – Aug 2008
Options								
December 2004	378 384	45	–	19 981	358 403	358 403	£6.11	Aug 2006 – Aug 2009
November 2003	918 054	78	35 594	56 357	826 103	556 346	£4.43	Aug 2005 – Aug 2008
Performance Shares								
December 2004	358 128	42	11 036	23 250	323 842	323 842	–	Aug 2007 – Aug 2010
November 2003	1 649 448	210	98 747	109 992	1 440 709	1 440 709	–	Aug 2006 – Aug 2009
November 2002	3 966 768	209	255 381	656 545	3 054 842	1 435 045	–	Aug 2005 – Aug 2008
					8 497 000	**5 906 096**		
Performance Share Plan Performance Rights (d)								
November 2001 (LTI)	5 114 298	110	3 161 027	813 381	1 139 890	1 054 494	–	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	118 670	17 389	37 820	–	–	Oct 2004 – Sept 2011
October 2001 (MTI)	238 940	6	22 596	26 544	189 800	189 800	–	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	348 674	–	66 836	66 836	–	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	4 040 019	206 278	195 323	122 268	–	July 2003 – Oct 2010
					1 629 669	**1 433 398**		

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Awards outstanding at: Balance date	Date of Directors' Report	Exercise price	Exercise period/ release date
Long Term Incentive Plan (BHP Billiton Limited)								
December 2004	4 854 485	293	–	90 377	4 764 108	4 744 108	–	Aug 2009 – Aug 2014
					4 764 108	**4 744 108**		
Group Incentive Scheme (BHP Billiton Limited)								
Deferred Shares								
December 2004	2 536 991	384	52 007	40 279	2 444 705	2 425 138	–	Aug 2006 – Aug 2009
November 2003	3 001 722	391	234 988	104 175	2 662 559	1 629 032	–	Aug 2005 – Aug 2008
Options								
December 2004	780 181	70	–	–	780 181	776 322	A$15.39	Aug 2006 – Aug 2009
November 2003	1 338 814	104	–	51 955	1 286 859	1 227 846	A$11.11	Aug 2005 – Aug 2008
Performance Shares								
December 2004	637 676	105	28 199	18 895	590 582	571 812	–	Aug 2007 – Aug 2010
November 2003	3 353 538	409	216 416	171 167	2 965 955	2 953 122	–	Aug 2006 – Aug 2009
November 2002	7 510 243	425	581 667	624 531	6 304 045	3 764 581	–	Aug 2005 – Aug 2008
					17 034 886	**13 347 853**		
Employee Share Plan Options								
September 2002	67 500	1	60 750	6 750	–	–	A$8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	2 988 311	1 374 339	2 507 850	2 123 210	A$8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	3 751 675	1 280 988	2 174 337	1 930 777	A$8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	1 666 726	485 625	1 292 236	1 067 140	A$8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	1 213 701	299 605	802 704	724 334	A$8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	677 150	539 452	502 594	502 594	A$8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	5 575 927	871 935	1 316 914	1 193 008	A$8.27	July 2003 – Oct 2010
April 2000	61 953	3	20 651	–	41 302	20 651	A$7.60	April 2003 – April 2010
April 2000	937 555	5	51 628	138 361	747 566	747 566	A$7.60	April 2003 – April 2010
December 1999	413 020	1	413 020	–	–	–	A$8.61	April 2002 – April 2009
December 1999	309 765	1	309 765	–	–	–	A$7.50	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	8 260	A$7.57	April 2002 – April 2009
July 1999	206 510	1	206 510	–	–	–	A$7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	19 294 392	21 348 634	3 831 794	3 607 730	A$6.92	April 2002 – April 2009
April 1999	16 901 398	944	9 270 853	6 336 037	1 294 508	1 249 076	A$6.92	April 2002 – April 2009
					14 571 693	**13 174 346**		
Bonus Equity Share Plan Shares								
November 2001	1 016 845	117	918 863	50 320	47 662	47 662	–	Nov 2004 – Oct 2006
					47 662	**47 662**		

(a) The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in section 8.1 of the Remuneration Report, except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i) while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited; and

(ii) if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in section 8.1 of the Remuneration Report.

(b) All awards issued under the Restricted Share Scheme (RSS) and Co-Investment Plan (CIP) and prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.

(c) Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.

(d) Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.

Notes to Financial Statements continued

23 Employee share ownership plans continued

(e) In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the Group Incentive Scheme, Long Term Incentive Plan and Performance Share Plan. The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

24 Reserves

	Share premium account 2005 US$M	Profit and loss account 2005 US$M	Share premium account 2004 US$M	Profit and loss account 2004 US$M
At the beginning of the financial year	518	10 461	518	8 580
Retained profit for the year	–	4 703	–	1 762
BHP Billiton Limited Share repurchase scheme	–	(1 481)	–	–
Transfer of goodwill on disposal of operations	–	67	–	–
Employee share awards	–	41	–	71
Exchange variations	–	7	–	48
At the end of the financial year (a)	**518**	**13 798**	**518**	**10 461**

(a) Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$694 million (2004: US$761 million).

25 Reconciliation of movements in shareholders' funds

	2005 US$M	2004 US$M	2003 US$M
Attributable profit for the financial year	6 398	3 379	1 901
Other recognised gains	7	48	67
Total recognised gains for the financial year	6 405	3 427	1 968
Dividends	(1 695)	(1 617)	(900)
Issue of ordinary shares for cash	56	66	98
Accrued employee entitlement to share awards	109	96	70
Cash settlement of share awards	(3)	–	–
Purchases of shares by ESOP trusts (a)	(47)	(25)	(6)
Transfer of goodwill on disposal of operations	67	–	–
Share repurchase scheme (b)			
BHP Billiton Plc	–	–	(20)
Share repurchase scheme (refer note 22)			
BHP Billiton Limited (c)	(1 777)	–	–
Capital reduction on BHP Steel demerger	–	–	(1 489)
Net movement in shareholders' funds	3 115	1 947	(279)
Shareholders' funds at the beginning of the financial year	14 038	12 091	12 370
Shareholders' funds at the end of the financial year	**17 153**	**14 038**	**12 091**

(a) At 30 June 2005, 1 477 784 shares (2004: 4 948 281; 2003: 347 498) were held in trust with a market value at that date of US$19 million (2004: US$43 million; 2003: US$2 million). BHP Billiton Plc does not hold an interest in any shares of itself.

(b) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the year ended 30 June 2005 (2004: nil ordinary shares; 2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2004: US$nil; 2003: US$20 million), was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders' funds. On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to the Billiton Employee Share Ownership Trust.

(c) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, shareholders' funds decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to the profit and loss account. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

26 Commitments

	2005 US$M	2004 US$M
Capital expenditure commitments not provided for in the accounts		
Due not later than one year	**2 308**	1 321
Due later than one year and not later than five years	**110**	255
Total capital expenditure commitments	**2 418**	1 576
Lease expenditure commitments		
Finance leases [a]		
Due not later than one year	**7**	10
Due later than one year and not later than five years	**30**	42
Due later than five years	**70**	54
Total commitments under finance leases	**107**	106
deduct Future financing charges	**51**	30
Finance lease liability	**56**	76
Operating leases [b]		
Due not later than one year [c]	**250**	199
Due later than one year and not later than five years	**562**	393
Due later than five years	**212**	231
Total commitments under operating leases	**1 024**	823
Other commitments		
Due not later than one year		
Supply of goods and services	**658**	639
Royalties	**7**	33
Exploration expenditure	**199**	46
Chartering costs	**103**	156
	967	874
Due later than one year and not later than five years		
Supply of goods and services	**1 622**	1 304
Royalties	**18**	19
Exploration expenditure	**49**	13
Chartering costs	**110**	87
	1 799	1 423
Due later than five years		
Supply of goods and services	**1 136**	954
Royalties	**37**	42
Exploration expenditure	**32**	–
Chartering costs	**34**	45
	1 239	1 041
Total other commitments	**4 005**	3 338

[a] Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. Refer notes 19 and 20.

[b] Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.

Notes to Financial Statements continued

26 Commitments continued

(c) The BHP Billiton Group has commitments under operating leases to make payments totalling US$250 million (2004: US$199 million) in the next year as follows:

	2005 US$M	2004 US$M
Land and buildings		
Leases which expire:		
Within one year	6	5
Between two and five years	12	14
Over five years	25	51
	43	70
Other operating leases		
Leases which expire:		
Within one year	25	29
Between two and five years	128	61
Over five years	54	39
	207	129

27 Pensions and post-retirement medical benefits

Pension schemes

The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in Australia, South Africa, the US, Canada and Europe.

	2005 US$M	2004 US$M	2003 US$M
The pension charge for the year is as follows:			
Defined contribution schemes	67	53	41
Industry-wide schemes	32	26	23
Defined benefit schemes [a]			
Regular cost	46	40	46
Variation cost	37	41	39
Interest cost	(17)	(17)	(20)
	165	143	129

[a] Excludes net exchange gains on net monetary pension assets of US$26 million (2004: US$8 million; 2003: US$39 million).

To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2005 gives rise to an asset of US$312 million (2004: US$282 million) and a liability of US$80 million (2004: US$62 million).

The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the pension charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll over the remaining service life of the employees.

27 Pensions and post-retirement medical benefits continued

Actuarial valuations used for accounting purposes

The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2004 of US$1 196 million. The funding levels of these schemes ranged from 51 per cent to 117 per cent and the overall funding level was 92 per cent.

Formal actuarial valuations

Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.

	BHP Billiton Superannuation Fund[a]	Pension Plan for Hourly Employees of BHP Copper Inc	BHP USA Retirement Income Plan
Country	Australia	US	US
Date of valuation	30 June 2003 [b]	1 January 2004	1 January 2004
Investment return	7.0%	8.0%	8.0%
Salary growth	3.5%	n/a	4.5%
Pension increases	n/a	n/a	3.0%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	886	155	104
Actuarial value of fund (US$ million)	886	186	125
Funding level	98%	106%	113%

[a] US$678 million of the market value and actuarial value of the fund is attributable to the defined contribution section of the fund which is fully funded.
[b] Formal actuarial valuations are only carried out every three years for the BHP Billiton Superannuation Fund. The next valuation is due as at 30 June 2006.

Post-retirement medical benefits

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees' and retirees' contributions paid, in respect of these benefits was US$27 million (2004: US$19 million) excluding an exchange gain of US$9 million (2004: US$20 million loss).

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa %	US %	Canada %	Suriname %
Ultimate health care inflation rate	7.25	5.00	5.00	3.50
Discount rate	10.00	6.25	6.00	5.50

FRS 17 'Retirement Benefits'

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 'Retirement Benefits'. The aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account (for the operating costs and financing costs) and the statement of total recognised gains and losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders' funds.

Currently, FRS 17 only has to be applied to disclosures.

The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in these financial statements. In the absence of the transition to IFRS, FRS 17 would be first effective in such a manner for the 30 June 2006 financial year.

27 Pensions and post-retirement medical benefits continued

Pension schemes – FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are prepared by local actuaries for all funds as at a date close to 30 June 2005 and rolled forward to 30 June 2005. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia %	Canada %	US %	Europe %	South Africa %	South America %
Year ended 30 June 2005						
Salary increases	**4 to 5**	**3.5 to 4.5**	**4.5**	**2.9 to 5.05**	**5 to 6**	**4 to 6.08**
Pension increases	**n/a**	**0**	**0 to 3**	**1.9 to 2.8**	**3.2 to 4**	**2.5 to 4**
Discount rate	**5.2**	**5.2**	**5.1**	**3.9 to 5**	**7.75 to 8**	**5.25 to 10.24**
Inflation	**2.5**	**2.5 to 2.7**	**3**	**1.9 to 2.8**	**4**	**3 to 4**
Year ended 30 June 2004						
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4
Year ended 30 June 2003						
Salary increases	4 to 4.5	3.5 to 4.5	4.5	3 to 4.5	7 to 8	3.5 to 5.57
Pension increases	n/a	0	0 to 3	2 to 2.5	3.5 to 5.25	1.5 to 3.5
Discount rate	4.75 to 5	6 to 6.5	6	5	7.5 to 8.7	5.5 to 9.71
Inflation	3	2.5 to 3	3	2 to 2.5	6	2.5 to 3.5

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Bonds	**100**	**70**	**77**	**86**	**23**	**85**	**441**
Equities	**243**	**50**	**237**	**104**	**115**	**2**	**751**
Property	**33**	**–**	**–**	**–**	**3**	**–**	**36**
Cash and net current assets	**11**	**6**	**3**	**4**	**19**	**1**	**44**
Insured annuities	**–**	**9**	**–**	**20**	**98**	**–**	**127**
Other	**11**	**–**	**–**	**21**	**4**	**1**	**37**
Total assets	**398**	**135**	**317**	**235**	**262**	**89**	**1 436**
Actuarial liabilities	**(418)**	**(130)**	**(530)**	**(351)**	**(189)**	**(89)**	**(1 707)**
Unrecognised surplus	**–**	**(27)**	**–**	**(3)**	**(73)**	**(3)**	**(106)**
Deficit	**(20)**	**(22)**	**(213)**	**(119)**	**–**	**(3)**	**(377)**
Related deferred tax asset	**7**	**3**	**–**	**34**	**–**	**1**	**45**
Net pension liability	**(13)**	**(19)**	**(213)**	**(85)**	**–**	**(2)**	**(332)**

27 Pensions and post-retirement medical benefits continued

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2004							
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	–	–	–	11	–	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	–	8	–	19	87	–	114
Other	–	–	–	6	2	1	9
Total assets	266	107	298	209	230	62	1 172
Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1 393)
Unrecognised surplus	–	(22)	–	–	(34)	(10)	(66)
Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	–	49
Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)
Year ended 30 June 2003							
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	–	–	–	–	–	19
Cash and net current assets	–	13	5	23	17	–	58
Insured annuities	–	–	–	20	–	–	20
Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	–	(19)	–	–	(28)	(10)	(57)
Deficit	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax asset	16	4	17	12	–	–	49
Net pension liability	(36)	(10)	(172)	(64)	(2)	(3)	(287)

27 Pensions and post-retirement medical benefits continued

The expected rates of return on these asset categories were:

	Australia %	Canada %	US %	Europe %	South Africa %	South America %
Year ended 30 June 2005						
Bonds	**4.6 to 5.4**	**5.3 to 5.75**	**4.5 to 6.5**	**3.6 to 4.8**	**6.27 to 7**	**6 to 12.1**
Equities	**8.4 to 9.9**	**8 to 8.6**	**8 to 9**	**7.1 to 8**	**9 to 9.25**	**15.5 to 16.96**
Property	**6.9 to 7.6**	**n/a**	**n/a**	**n/a**	**9.25**	**n/a**
Cash and net current assets	**4.2**	**2.5 to 3**	**3 to 3.5**	**3.8 to 5**	**4.3 to 5.57**	**6**
Insured annuities	**n/a**	**2**	**n/a**	**5**	**6.75 to 8**	**n/a**
Other	**6.8 to 9.9**	**n/a**	**n/a**	**4.35 to 5.3**	**5.57 to 9.25**	**12**
Total assets	**7.36 to 8.14**	**2 to 7.48**	**5.52 to 8.39**	**4.8 to 7.16**	**7.4 to 8.41**	**6.25 to 12.43**
Year ended 30 June 2004						
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.4 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9
Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24
Year ended 30 June 2003						
Bonds	5 to 6	5.5 to 6.5	7	4.3 to 4.6	7.5 to 9.04	6 to 9.71
Equities	8 to 9	7.25 to 9	9	7.25 to 8.25	12	9.71
Property	7 to 8	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5	1 to 3.75	3.5	3.75 to 4.25	7 to 7.75	9.71
Insured annuities	n/a	n/a	n/a	5	n/a	n/a
Total assets	7.5	3.75 to 7.5	8.5	4.8 to 7.2	9.9 to 10.55	6 to 9.71

Analysis of the operating costs:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Current service cost	**25**	**5**	**12**	**12**	**3**	**1**	**58**
Past service cost	**–**	**–**	**–**	**(4)**	**–**	**–**	**(4)**
Curtailment losses/(gains)	**–**	**–**	**(2)**	**2**	**(3)**	**–**	**(3)**
Total operating charge	**25**	**5**	**10**	**10**	**–**	**1**	**51**
Year ended 30 June 2004							
Current service cost	26	3	12	11	4	1	57
Past service cost	–	–	2	–	–	13	15
Previously unrecognised surplus deducted from past service costs	–	–	–	–	–	(10)	(10)
Total operating charge	26	3	14	11	4	4	62

Analysis of the financing credits/(costs):

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Expected return on pension scheme assets	**22**	**6**	**25**	**14**	**20**	**5**	**92**
Interest on pension scheme liabilities	**(18)**	**(7)**	**(28)**	**(16)**	**(17)**	**(4)**	**(90)**
Net return/(cost)	**4**	**(1)**	**(3)**	**(2)**	**3**	**1**	**2**
Year ended 30 June 2004							
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)
Net return/(cost)	5	(1)	(5)	(2)	4	1	2

Analysis of gains and losses that would be recognised in STRGL:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Actual return less expected return on pension scheme assets	**33**	**11**	**7**	**13**	**40**	**10**	**114**
Experience gains/(losses) arising on the scheme liabilities	**(2)**	**(4)**	**–**	**(2)**	**6**	**(5)**	**(7)**
Changes in assumptions underlying the present value of scheme liabilities	**(8)**	**(14)**	**(74)**	**(60)**	**7**	**(15)**	**(164)**
Gain/(loss) pursuant to unrecognised surpluses	**–**	**(3)**	**–**	**(3)**	**(44)**	**8**	**(42)**
Total actuarial gain/(loss) recognised in STRGL	**23**	**(10)**	**(67)**	**(52)**	**9**	**(2)**	**(99)**
Difference between expected and actual outcomes:							
Asset gain/(loss) as a percentage of scheme assets	**8.3%**	**8.1%**	**2.2%**	**5.5%**	**15.3%**	**11.2%**	**7.9%**
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	**(0.5%)**	**(3.1%)**	**0.0%**	**(0.6%)**	**3.2%**	**(5.6%)**	**(0.4%)**
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	**5.5%**	**(7.7%)**	**(12.6%)**	**(14.8%)**	**4.8%**	**(2.2%)**	**(5.8%)**
Year ended 30 June 2004							
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on the scheme liabilities	(22)	–	–	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	–	27
Loss pursuant to unrecognised surpluses	–	(3)	–	–	–	(10)	(13)
Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58
Difference between expected and actual outcomes:							
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9%)	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3%)	0%	0%	(2.1%)	1.9%	(1.9%)	(1.8%)
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6%)	5.6%	4.2%

27 Pensions and post-retirement medical benefits continued

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2003							
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	–	2	–	–	–	(13)	(11)
Gain pursuant to legislative change with regard to South African surpluses	–	–	–	–	9	–	9
Total actuarial loss recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Difference between expected and actual outcomes:							
Asset gain/(loss) as a percentage of scheme assets	(10.3%)	(1.0%)	(9.6%)	(6.4%)	(10.1%)	21.3%	(6.7%)
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1%)	1.4%	(2.8%)	(1.2%)	(22.5%)	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0%)	(5.2%)	(14.8 %)	(17.8%)	(2.4%)	(37.5%)	(12.9%)
Year ended 30 June 2002							
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains/(losses) arising on the scheme liabilities	33	–	–	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	–	–	(23)	(15)	(2)	–	(40)
Other gains/(losses)	–	(1)	6	–	–	–	5
Loss pursuant to legislative change with regard to South African surpluses	–	–	–	–	(29)	–	(29)
Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)
Difference between expected and actual outcomes:							
Asset gain/(loss) as a percentage of scheme assets	(14.9%)	(3.3%)	(27.1%)	(12.3%)	(1.1%)	70.5%	(12.5%)
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3%)	(58.1%)	1.2%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(7.7%)	(4.9%)	(23.8%)	(14.0%)	(62.9%)	41.9%	(14.3%)

The Pension Funds Second Amendment Act, 2001 in South Africa requires surpluses in pension funds to be used in a manner specified under Regulations to the Act to improve current and former members' benefits prior to the employer obtaining any benefit from the surpluses. Consequently, no surplus is recognised for the South African schemes with an actuarial loss recognised in the STRGL.

Analysis of the movement in surplus/(deficit):

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Deficit in schemes at 30 June 2004	**(37)**	**(11)**	**(151)**	**(71)**	**(15)**	**(2)**	**(287)**
Movement during the year:							
Adjustment for changes in the Group structure and joint venture arrangements	**(4)**	**–**	**–**	**–**	**–**	**–**	**(4)**
Current service cost	**(25)**	**(5)**	**(12)**	**(12)**	**(3)**	**(1)**	**(58)**
Contributions	**22**	**7**	**18**	**14**	**3**	**2**	**66**
Past service cost	**–**	**–**	**–**	**4**	**–**	**–**	**4**
Other finance income/(costs)	**4**	**(1)**	**(3)**	**(2)**	**3**	**1**	**2**
Actuarial gains/(losses)	**23**	**(10)**	**(67)**	**(52)**	**9**	**(2)**	**(99)**
Curtailment gains/(losses)	**–**	**–**	**2**	**(2)**	**3**	**–**	**3**
Exchange gains/(losses)	**(3)**	**(2)**	**–**	**2**	**–**	**(1)**	**(4)**
Deficit in schemes at 30 June 2005	**(20)**	**(22)**	**(213)**	**(119)**	**–**	**(3)**	**(377)**
Year ended 30 June 2004							
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:							
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	–	–	–	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	–	75
Past service cost	–	–	(2)	–	–	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	–	(6)	(3)	1	(11)
Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

Post-retirement medical benefits – FRS 17 disclosures

The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2005, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa %	US %	Canada %	Suriname %	UK %
Year ended 30 June 2005					
Ultimate health care inflation rate	**6%**	**5%**	**5%**	**5%**	**n/a**
Discount rate	**8.25%**	**5.1%**	**5.2%**	**5.25%**	**n/a**
Year ended 30 June 2004					
Ultimate health care inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5
Year ended 30 June 2003					
Ultimate health care inflation rate	7	5.5	5	3.5	n/a
Discount rate	9.75	6.25	6	5.5	n/a

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

The actuarial liabilities of the post-retirement medical schemes were:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Present value of scheme liabilities	**(143)**	**(147)**	**(26)**	**(19)**	**–**	**(335)**
Past service credit	**(18)**	**–**	**–**	**–**	**–**	**(18)**
Deficit	**(161)**	**(147)**	**(26)**	**(19)**	**–**	**(353)**
Related deferred tax asset	**48**	**16**	**–**	**6**	**–**	**70**
Net post-retirement medical liability	**(113)**	**(131)**	**(26)**	**(13)**	**–**	**(283)**
Year ended 30 June 2004						
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	–	–	–	–	(27)
Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	–	3	–	64
Net post-retirement medical liability	(132)	(119)	(25)	(7)	(1)	(284)
Year ended 30 June 2003						
Present value of scheme liabilities	(133)	(137)	(26)	(19)	–	(315)
Past service credit	(20)	–	–	–	–	(20)
Deficit	(153)	(137)	(26)	(19)	–	(335)
Related deferred tax asset	34	22	–	6	–	62
Net post-retirement medical liability	(119)	(115)	(26)	(13)	–	(273)

Analysis of the operating costs/(credits):

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Current service cost	**4**	**3**	**–**	**–**	**–**	**7**
Past service cost	**(7)**	**–**	**–**	**–**	**–**	**(7)**
Curtailment gains	**(22)**	**–**	**–**	**–**	**–**	**(22)**
Total operating charge	**(25)**	**3**	**–**	**–**	**–**	**(22)**
Year ended 30 June 2004						
Current service cost	3	3	–	–	–	6
Past service cost	16	1	–	–	–	17
Total operating charge	19	4	–	–	–	23

Analysis of the financing costs:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Interest on post-retirement medical liabilities	**(16)**	**(8)**	**(1)**	**(1)**	**–**	**(26)**
Net cost	**(16)**	**(8)**	**(1)**	**(1)**	**–**	**(26)**
Year ended 30 June 2004						
Interest on post-retirement medical liabilities	(14)	(8)	(1)	(1)	–	(24)
Net cost	(14)	(8)	(1)	(1)	–	(24)

Analysis of gains and losses that would be recognised in STRGL:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Experience gains arising on scheme liabilities	**5**	**1**	**1**	**1**	**–**	**8**
Changes in assumptions underlying the present value of scheme liabilities	**(8)**	**(21)**	**–**	**(6)**	**–**	**(35)**
Actuarial gain/(loss) recognised in STRGL	**(3)**	**(20)**	**1**	**(5)**	**–**	**(27)**
Difference between expected and actual outcomes:						
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	**3.5%**	**0.7%**	**3.8%**	**5.3%**	**0%**	**2.4%**
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	**(2.1%)**	**(13.6%)**	**3.8%**	**(26.3%)**	**0%**	**(8.1%)**
Year ended 30 June 2004						
Experience gains arising on scheme liabilities	23	10	–	–	–	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	–	–	–	2
Actuarial gain recognised in STRGL	22	13	–	–	–	35
Difference between expected and actual outcomes:						
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9%
Year ended 30 June 2003						
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	–	–	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	–	–	(32)
Actuarial loss recognised in STRGL	(36)	(1)	(6)	–	–	(43)
Difference between expected and actual outcomes:						
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3%)	10.9%	3.8%	0%	0%	(3.5%)
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1%)	(0.7%)	(23.1%)	0%	0%	(13.7%)
Year ended 30 June 2002						
Experience gains/(losses) arising on scheme liabilities	8	(6)	–	–	–	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	–	–	(1)	–	(11)
Actuarial loss recognised in STRGL	(2)	(6)	–	(1)	–	(9)
Difference between expected and actual outcomes:						
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7%)	0%	0%	0%	0.9%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7%)	(4.7%)	0%	(5.3%)	0%	(4.1%)

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of the movement in surplus/(deficit):

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Deficit in schemes at 30 June 2004	**(188)**	**(124)**	**(25)**	**(10)**	**(1)**	**(348)**
Movement during the year:						
Adjustment for changes in the Group structure and joint venture arrangements	**–**	**–**	**–**	**(3)**	**1**	**(2)**
Current service cost	**(4)**	**(3)**	**–**	**–**	**–**	**(7)**
Contributions	**9**	**8**	**2**	**–**	**–**	**19**
Past service costs	**7**	**–**	**–**	**–**	**–**	**7**
Other finance costs	**(16)**	**(8)**	**(1)**	**(1)**	**–**	**(26)**
Actuarial gains/(losses)	**(3)**	**(20)**	**1**	**(5)**	**–**	**(27)**
Curtailment gains	**22**	**–**	**–**	**–**	**–**	**22**
Exchange gains/(losses)	**12**	**–**	**(3)**	**–**	**–**	**9**
Deficit in schemes at 30 June 2005	**(161)**	**(147)**	**(26)**	**(19)**	**–**	**(353)**
Year ended 30 June 2004						
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	–	(335)
Movement during the year:						
Adjustment for changes in the Group structure and joint venture arrangements	–	2	–	9	(1)	10
Current service cost	(3)	(3)	–	–	–	(6)
Contributions	6	10	2	1	–	19
Past service costs	(16)	(1)	–	–	–	(17)
Other finance costs	(14)	(8)	(1)	(1)	–	(24)
Actuarial gains	22	13	–	–	–	35
Exchange losses	(30)	–	–	–	–	(30)
Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

Joint ventures – FRS 17 disclosures
If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group's joint ventures at 30 June 2005, a deficit of US$nil (2004: US$49 million) would have been recognised in the Group balance sheet and actuarial gains of US$nil (2004: US$12 million) would have been taken to the Group STRGL. The relevant joint ventures have been sold during the financial year.

28 Analysis of movements in net debt

	At 1 July 2004[a] US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	At 30 June 2005 US$M
Cash at bank and in hand	674	(50)	284	–	8	**916**
Overdrafts	(133)	–	129	–	(11)	**(15)**
	541	(50)	413	–	(3)	**901**
Redeemable preference shares	(450)	–	–	–	–	**(450)**
Finance lease obligations	(76)	–	22	–	(2)	**(56)**
Other debt due within one year	(1 188)	19	(718)	(729)	(18)	**(2 634)**
Other debt due after more than one year	(4 936)	(708)	(3 061)	729	5	**(7 971)**
	(6 650)	(689)	(3 757)	–	(15)	**(11 111)**
Liquid resources [b]	1 144	356	(998)	–	–	**502**
Net debt	(4 965)	(383)	(4 342)	–	(18)	**(9 708)**
The balance sheet movement in cash including money market deposits is as follows:						
Cash at bank and in hand	674	(50)	284	–	8	**916**
Money market deposits [b]	1 144	356	(998)	–	–	**502**
	1 818	306	(714)	–	8	**1 418**

[a] Amounts owing to joint venture participants of US$196 million at 30 June 2004 (2003: US$55 million) were reclassified from sundry creditors to other debt due within one year, to better reflect the funding nature of these amounts.

[b] Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.

29 Financial instruments

BHP Billiton Group financial risk strategy

The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Group's Portfolio Risk Management Strategy. The objective of the strategy is to support the delivery of the BHP Billiton Group's financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a 'self-insurance' model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk ('CFaR') framework to support the achievement of the BHP Billiton Group's broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group's cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent.)

Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and non-US dollar marketing contracts. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group's strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the profit and loss account at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Office of the Chief Executive.

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

29 Financial instruments continued

BHP Billiton Group risk exposures and responses
The main financial risks relating to interest rates and foreign currency are summarised in the tables below. The individual risks along with the responses of the BHP Billiton Group are also set out below.

Interest rate risk
The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated as hedging instruments.

The interest rate risk tables present interest rate risk and effective weighted average interest rates for classes of financial assets and liabilities.

The combined interest rate and foreign currency risk tables also present interest rate risk as well as weighted average fixed interest rates and weighted average maturities. These tables present the information for each principal currency in which financial assets and liabilities are denominated.

Interest rate risk

| 2005 | Note | Weighted average interest rate[a] | Floating interest rate US$M | Fixed interest maturing in: | | | | Non-interest bearing US$M | Total US$M |
				1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years[c] US$M		
Financial assets									
Cash	28	2.3%	1 210	208	–	–	–	–	1 418
Debtors		9.7%	–	8	–	2	5	3 789	3 804
Other financial assets	15,18	7.7%	294	2	–	–	–	98	394
			1 504	218	–	2	5	3 887	5 616
Financial liabilities									
Creditors		–	–	–	–	–	–	3 983	3 983
Bank overdrafts (unsecured)	19	3.5%	15	–	–	–	–	–	15
Bank loans	19,20	3.6%	3 173	–	–	–	–	–	3 173
Commercial paper	19	3.2%	1 602	–	–	–	–	–	1 602
Notes and debentures	19,20	5.1%	2 264	316	1	–	1 809	–	4 390
Non-recourse finance	19,20	4.0%	649	23	23	12	–	–	707
Secured debt (limited recourse)	19,20	6.1%	175	28	28	115	89	–	435
Redeemable preference shares	20	5.4%	150	300	–	–	–	–	450
Lease liabilities	19,20	7.9%	33	–	–	–	23	–	56
Other borrowings	19,20	6.2%	134	7	9	27	63	58	298
Employee benefits [b]	21	5.1%	80	–	–	–	–	760	840
			8 275	674	61	154	1 984	4 801	15 949
Interest rate swaps [c]			(2 263)	281	–	1 132	850		

29 Financial instruments continued

2004	Note	Weighted average interest rate[a]	Floating interest rate US$M	Fixed interest maturing in:				Non-interest bearing US$M	Total US$M
				1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years[c] US$M		
Financial assets									
Cash	28	1.1%	1 747	71	–	–	–	–	1 818
Debtors		8.6%	–	–	17	15	8	3 081	3 121
Other financial assets	15,18	9.0%	380	4	–	–	6	138	528
			2 127	75	17	15	14	3 219	5 467
Financial liabilities									
Creditors		–	–	–	–	–	–	2 519	2 519
Bank overdrafts (unsecured)	19	1.9%	133	–	–	–	–	–	133
Bank loans	19,20	7.4%	238	64	–	5	–	–	307
Commercial paper	19	–	–	–	–	–	–	–	–
Notes and debentures	19,20	3.8%	2 394	176	316	–	1 073	–	3 959
Non-recourse finance	19,20	2.5%	825	23	–	58	–	–	906
Secured debt (limited recourse)	19,20	6.1%	193	28	32	98	135	–	486
Redeemable preference shares	20	5.2%	150	–	300	–	–	–	450
Lease liabilities	19,20	11.6%	34	2	–	10	30	–	76
Other borrowings	19,20	6.1%	268	7	7	23	80	81	466
Employee benefits [b]	21	5.9%	72	–	–	–	–	550	622
			4 307	300	655	194	1 318	3 150	9 924
Interest rate swaps [c]			(2 263)	–	281	1 132	850		

[a] Weighted average interest rates take into account the effect of interest rate and cross currency swaps.

[b] Employee benefits to be settled in cash.

[c] Included in the floating rate debt of US$8 275 million (2004: US$4 307 million) is fixed rate debt of US$2 263 million (2004: US$2 263 million) that has been swapped to floating rates. US$500 million of fixed rate debt presented above as maturing in greater than five years will be exposed to a floating rate of interest from November 2005 until maturity. Refer to note 20 and the interest rate and cross currency swap table below.

Notes to Financial Statements continued

Combined interest rate and foreign currency risk

2005	Floating rate [a] US$M	Fixed rate US$M	Non-interest bearing US$M	Total US$M	Weighted average interest rate (%) Fixed rate	Weighted average period for which rate is fixed Years	Weighted average period to maturity for non-interest bearing balances Years
Financial assets							
US dollar	753	215	2 826	3 794	2.81	1	1
South African rand	361	2	214	577	8.70	1	1
Australian dollars	84	5	486	575	2.30	1	3
Canadian dollars	41	–	4	45	–	–	3
Other	265	3	357	625	2.30	1	2
	1 504	225	3 887	5 616	2.85	1	2
Financial liabilities [b]							
US dollar	8 112	2 780	1 409	12 301	6.70	8	1
South African rand	12	81	403	496	13.49	12	2
Australian dollars	137	3	2 368	2 508	8.00	8	1
Canadian dollars	–	–	119	119	–	–	1
Other	14	9	502	525	7.20	11	1
	8 275	2 873	4 801	15 949	6.89	8	1

2004	Floating rate [a] US$M	Fixed rate US$M	Non-interest bearing US$M	Total US$M	Weighted average interest rate (%) Fixed rate	Weighted average period for which rate is fixed Years	Weighted average period to maturity for non-interest bearing balances Years
Financial assets							
US dollar	1 503	62	2 035	3 600	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	–	10	42	–	–	1
Other	292	20	558	870	1.08	1	2
	2 127	121	3 219	5 467	3.90	2	2
Financial liabilities [b]							
US dollar	3 897	2 278	1 242	7 417	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	285	14	1 044	1 343	8.73	5	2
Canadian dollars	–	–	90	90	–	–	1
Other	41	17	322	380	6.73	9	1
	4 307	2 467	3 150	9 924	7.42	8	1

[a] The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.
[b] Financial liabilities are presented after the effect of cross currency and interest rate swaps.

Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Interest rate swap amount [a]		Cross currency swap amount [a]	
	2005	2004	**2005 %**	2004 %	**2005 %**	2004 %	**2005 US$M**	2004 US$M	**2005 US$M**	2004 US$M
Interest rate swaps										
US dollar swaps										
Pay floating [b]/receive fixed										
Later than five years	**n/a**	n/a	**2.68**	1.80	**4.80**	4.80	**850**	850	**n/a**	n/a
Pay floating [b]/receive fixed [c]										
Later than five years	**n/a**	n/a	**3.96**	–	**5.13**	–	**500**	–	**n/a**	n/a
Pay fixed/receive floating [b][c]										
Not later than one year	**n/a**	n/a	**1.74**	–	**3.96**	–	**(500)**	–	**n/a**	n/a
Cross currency swaps										
Australian dollar to US dollar swaps										
Pay floating [b]/receive floating [b]										
Not later than one year	**–**	0.5217	**–**	1.61	**–**	5.68	**–**	–	**–**	130
Pay floating [b]/receive fixed										
Not later than one year	**0.5620**	–	**4.96**	–	**7.50**	–	**281**	–	**281**	–
Later than one year but not later than two years	**–**	0.5620	**–**	2.09	**–**	7.50	**–**	281	**–**	281
Later than two years but not later than five years	**0.5217**	0.5217	**3.57**	1.96	**6.25**	6.25	**391**	391	**391**	391
Later than five years	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Euro to US dollar swaps										
Pay floating [b]/receive fixed										
Later than two years but not later than five years	**0.9881**	0.9881	**2.83**	1.43	**3.88**	3.88	**741**	741	**741**	741
							2 263	2 263	**1 413**	1 543

[a] Amount represents US$ equivalent of principal payable under the swap contract.

[b] Floating interest rate in future periods will be based on LIBOR for US dollar and Euro swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

[c] The pay fixed/receive floating leg of the swap matures in November 2005. The pay floating/receive fixed leg of the swap matures in May 2013. Therefore US$500 million of fixed rate debt at 30 June 2005 will be exposed to a floating interest rate from November 2005 until maturity in 2013. Refer note 20.

Currency risk

The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:

- transactional exposure in respect of non-functional currency expenditure and revenues;

- translational exposure in respect of investments in overseas operations; and

- translational exposure in respect of non-functional currency monetary items.

The potential currency exposures are discussed below.

Transactional exposure in respect of non-functional currency expenditure and revenues

Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional

currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

The Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as 'Relating to capital expenditure hedging'.

In addition, the Group enters into hedges to manage short-term foreign currency cash flows and non-US dollar exposures in Marketing contracts. Forward contracts taken out under this policy are separately disclosed below as 'Relating to operating hedging'.

The following table provides information about the principal currency hedge contracts.

29 Financial instruments continued

Forward exchange contracts

	Weighted average exchange rate		Contract amounts	
	2005	2004	**2005** **US$M**	2004 US$M
Relating to capital expenditure hedging				
Forward contracts – sell US dollars/buy Australian dollars				
Not later than one year	**0.7251**	0.7069	**753**	361
Later than one year but not later than two years	**0.6993**	0.6928	**123**	334
Later than two years but not later than three years	**0.7215**	0.6803	**4**	68
Later than three years but not later than four years	**–**	0.6715	**–**	1
Total	**0.7214**	0.6983	**880**	764
Forward contracts – sell Australian dollars/buy US dollars				
Not later than one year	**0.7649**	–	**77**	–
Later than one year but not later than two years	**0.7507**	–	**14**	–
Later than two years but not later than three years	**0.7408**	–	**4**	–
Total	**0.7618**	–	**95**	–
Forward contracts – sell US dollars/buy Euros				
Not later than one year	**0.7773**	–	**21**	–
Later than one year but not later than two years	**0.7553**	–	**2**	–
Total	**0.7754**	–	**23**	–
Forward contracts – sell US dollars/buy Canadian dollars				
Not later than one year	**1.2821**	–	**30**	–
Total	**1.2821**	–	**30**	–
Forward contracts – sell US dollars/buy Chilean pesos				
Not later than one year	**586.6**	–	**117**	–
Later than one year but not later than two years	**588.5**	–	**15**	–
Total	**586.8**	–	**132**	–
Forward contracts – sell US dollars/buy Japanese yen				
Not later than one year	**103.57**	–	**5**	–
Total	**103.57**	–	**5**	–
Forward contracts – sell other currencies/buy US dollars				
Not later than one year	**n/a**	–	**10**	–
Total	**n/a**	–	**10**	–
Relating to operating hedging				
Forward contracts – sell US dollars/buy Australian dollars				
Not later than one year	**–**	0.7101	**–**	7
Total	**–**	0.7101	**–**	7
Forward contracts – sell Australian dollars/buy US dollars				
Not later than one year	**–**	0.6882	**–**	58
Total	**–**	0.6882	**–**	58

	Weighted average exchange rate		Contract amounts	
	2005	2004	**2005 US$M**	2004 US$M
Forward contracts – sell Euros/buy US dollars				
Not later than one year	**0.8089**	0.8313	**142**	136
Later than one year but not later than two years	**0.7850**	0.8383	**32**	57
Total	**0.8045**	0.8334	**174**	193
Forward contracts – sell US dollars/buy Euros				
Not later than one year	**0.7644**	0.9309	**5**	3
Later than one year but not later than two years	**0.7509**	0.9439	**10**	2
Later than two years but not later than three years	**–**	0.9357	**–**	22
Total	**0.7553**	0.9358	**15**	27
Forward contracts – sell US dollars/buy UK pounds sterling				
Not later than one year	**0.5492**	–	**46**	–
Total	**0.5492**	–	**46**	–
Forward contracts – sell UK pounds sterling/buy US dollars				
Not later than one year	**0.5427**	0.5571	**52**	161
Later than one year but not later than two years	**0.5538**	0.5726	**40**	17
Total	**0.5475**	0.5586	**92**	178
Forward contracts – sell US dollars/buy South African rand				
Not later than one year	**6.7442**	7.3677	**52**	23
Later than one year but not later than two years	**7.9920**	7.7686	**6**	12
Later than two years but not later than three years	**8.1950**	8.1950	**–**	1
Total	**6.8832**	7.5137	**58**	36
Forward contracts – sell South African rand/buy US dollars				
Not later than one year	**–**	6.9940	**–**	45
Total	**–**	6.9940	**–**	45
Forward contracts – sell South African rand/buy Euros				
Not later than one year	**6.6762**	–	**1**	–
Total	**6.6762**	–	**1**	–
Relating to WMC acquisition				
Forward contracts – sell US dollars/buy Australian dollars				
Not later than one year	**0.7737**	–	**484**	–
Total	**0.7737**	–	**484**	–

29 Financial instruments continued

Translational exposure in respect of investments in overseas operations
The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in reserves and in the Statement of Total Recognised Gains and Losses.

Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.

Translational exposure in respect of non-functional currency monetary items
Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at continuing operations, which are capitalised in tangible fixed assets. The foreign currency risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The combined interest rate and foreign currency risk table presented under the heading interest rate risk in this note shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and some employee benefits.

The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.

| | Net foreign currency monetary assets/(liabilities) | | | | | |
2005	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M
Functional currency of Group operation						
US dollars	–	(3 372)	(437)	(722)	(552)	(5 083)
Australian dollars	16	–	–	–	–	16
Canadian dollars	24	–	–	–	–	24
UK pounds sterling	14	–	–	–	(4)	10
Other	–	–	–	–	–	–
	54	(3 372)	(437)	(722)	(556)	(5 033)

| | Net foreign currency monetary assets/(liabilities) | | | | | |
| | US$ US$M | A$ US$M | C$ US$M | SA rand US$M | Other US$M | Total US$M |
2004						
Functional currency of Group operation						
US dollars	–	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	–	–	–	–	29
Canadian dollars	43	–	–	–	–	43
UK pounds sterling	(23)	–	–	–	–	(23)
Other	–	–	–	–	–	–
	49	(1 240)	(477)	(932)	(198)	(2 798)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation, creditors and employee benefits.

Liquidity risk
In September 2004 the Group's US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3.0 billion. In addition to the above a new US$5.5 billion acquisition finance facility was established in March 2005 in order to assist with the financing of the WMC acquisition. This facility (which could only be used for the acquisition) has a US$3.0 billion 18-month tranche and a US$2.5 billion five-year tranche.

In October 2004, Moody's Investors Service upgraded the BHP Billiton Group's long-term credit rating from A2 to A1 (the short-term credit rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody's changed the Group's outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody's changed the Group's outlook from developing back to stable. Standard & Poor's made no change to the Group's outlook or rating which remained at A+ (the short-term credit rating is A-1). The BHP Billiton Group's strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The BHP Billiton Group's policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

The BHP Billiton Group's liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only uses derivatives in highly liquid markets. The maturity profile of the Group's financial liabilities is as follows:

29 Financial instruments continued

2005	Bank loans, debentures and other loans US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M
Due for payment					
In one year or less or on demand	**2 649**	**3**	**450**	**4 350**	**7 452**
In more than one year but not more than two years	**3 159**	**7**	**–**	**113**	**3 279**
In more than two years but not more than five years	**1 732**	**11**	**–**	**–**	**1 743**
In more than five years	**3 080**	**35**	**–**	**360**	**3 475**
	10 620	**56**	**450**	**4 823**	**15 949**

2004	Bank loans, debentures and other loans US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M
Due for payment					
In one year or less or on demand	1 321	9	–	2 747	4 077
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	–	1 699
In more than five years	2 489	55	–	280	2 824
	6 257	76	450	3 141	9 924

	2005 US$M	2004 US$M
Loans falling due after more than five years are repayable as follows:		
By instalments	**302**	453
Not by instalments	**2 778**	2 036
	3 080	2 489

At 30 June 2005 borrowings of US$54 million (2004: US$157 million) due within one year and US$437 million (2004: US$502 million) due after more than one year respectively were secured by assets of the BHP Billiton Group.

The maturity profile of the BHP Billiton Group's undrawn committed facilities is as follows:

	2005 US$M	2004 US$M
Expiring in one year or less	–	1 250
Expiring in more than two years [a]	**5 500**	1 250
	5 500	2 500

[a] This represents the US$2.5 billion five-year tranche of the acquisition finance facility and the US$3 billion multi-currency revolving credit facility used to support the A$2 billion Australian commercial paper programme and a US$3 billion commercial paper programme. There was US$1.6 billion commercial paper outstanding under the US commercial paper programme at 30 June 2005 (2004: US$nil).

None of the BHP Billiton Group's general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

Commodity price risk
The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group's material cash settled commodity contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.

29 Financial instruments continued

	Volume 2005	2004	Units	Average price of fixed contract 2005 US$	2004 US$	Term to maturity (months)	Notional amount of fixed contract [a] 2005 US$M	2004 US$M
Aluminium								
Forwards – buy fixed/	555	507	000 tonnes	1 734	1 578	0–12	962	800
sell floating [b]	68	52	000 tonnes	1 606	1 494	13–24	110	78
	6	23	000 tonnes	1 625	1 425	25–48	9	33
Forwards – sell fixed/	561	622	000 tonnes	1 750	1 597	0–12	981	993
buy floating [b]	46	32	000 tonnes	1 614	1 449	13–24	74	46
	4	14	000 tonnes	1 631	1 428	25–48	7	20
Copper								
Forwards – buy fixed/	230	91	000 tonnes	2 803	2 560	0–12	647	233
sell floating [b]	36	26	000 tonnes	2 568	2 249	13–24	93	58
	3	5	000 tonnes	2 236	2 070	25–48	7	10
Forwards – sell fixed/	218	96	000 tonnes	2 837	2 538	0–12	618	244
buy floating [b]	16	19	000 tonnes	2 622	2 228	13–24	41	42
	3	5	000 tonnes	2 268	2 018	25–48	7	10
Zinc								
Forwards – buy fixed/	40	23	000 tonnes	1 237	1 086	0–12	49	25
sell floating [b]	8	12	000 tonnes	1 229	1 110	13–24	9	13
	–	4	000 tonnes	–	1 060	25–48	–	4
Forwards – sell fixed/	37	18	000 tonnes	1 229	1 075	0–12	45	19
buy floating [b]	6	12	000 tonnes	1 135	1 066	13–24	6	13
	–	4	000 tonnes	–	1 083	25–48	–	4
Lead								
Forwards – buy fixed/ sell floating [b]	45	28	000 tonnes	947	843	0–12	46	24
Forwards – sell fixed/ buy floating [b]	26	19	000 tonnes	971	715	0–12	26	14
Silver								
Forwards – buy fixed/	6 450	5 075	000 ounces	7.36	5.90	0–12	47	30
sell floating [b]	2 000	–	000 ounces	7.47	–	13–24	15	–
Forwards – sell fixed/ buy floating [b]	3 450	600	000 ounces	7.47	5.86	0–12	25	4
Petroleum								
Forwards – buy fixed/	–	5 819	000 barrels	–	31.19	0–12	–	182
sell floating [b]	–	797	000 barrels	–	29.80	13–24	–	24
	–	500	000 barrels	–	26.08	25–48	–	13
Forwards – sell fixed/	–	5 631	000 barrels	–	33.09	0–12	–	186
buy floating [b]	–	1 222	000 barrels	–	30.13	13–24	–	37
	–	527	000 barrels	–	26.43	25–48	–	14
Energy Coal								
Forwards – buy fixed/	15 790	20 070	000 tonnes	60.93	49.92	0–12	962	1 002
sell floating [b]	2 565	4 740	000 tonnes	60.38	55.50	13–24	155	263
	300	600	000 tonnes	58.67	62.19	25–48	18	37
Forwards – sell fixed/	14 381	20 765	000 tonnes	61.04	50.24	0–12	878	1 043
buy floating [b]	2 535	5 385	000 tonnes	59.88	53.70	13–24	152	289
	180	1 020	000 tonnes	56.93	54.67	25–48	10	56
Gas								
Forwards (buy)	89 625	272 483	000 therms	0.48	0.42	0–12	43	114
	9 200	27 500	000 therms	0.31	0.33	13–24	3	9
Forwards (sell)	86 300	271 136	000 therms	0.49	0.42	0–12	42	114
	9 200	27 500	000 therms	0.36	0.34	13–24	3	9

	Volume 2005	Volume 2004	Units	Average price of fixed contract 2005 US$	Average price of fixed contract 2004 US$	Term to maturity (months)	Notional amount of fixed contract [a] 2005 US$M	Notional amount of fixed contract [a] 2004 US$M
Electricity								
Forwards (buy)	**8 002**	29 157	000 MwH	**47.25**	37.66	0–12	**378**	1 098
	2 044	6 105	000 MwH	**51.53**	39.71	13–24	**105**	242
	143	450	000 MwH	**56.79**	44.04	25–48	**8**	20
Forwards (sell)	**7 933**	29 293	000 MwH	**47.34**	37.91	0–12	**376**	1 111
	2 020	6 100	000 MwH	**54.36**	40.45	13–24	**110**	247
	220	472	000 MwH	**66.40**	45.79	25–48	**15**	22
Freight Transport and Logistics								
Time Charter								
Forwards – buy fixed/	**6 045**	2 635	days	**27 375**	18 347	0–12	**165**	48
sell floating [b]	**1 837**	733	days	**20 970**	23 462	13–24	**39**	17
	184	184	days	**12 500**	11 250	25–48	**3**	2
Forwards – sell fixed/	**5 855**	2 769	days	**26 059**	20 627	0–12	**153**	56
buy floating [b]	**1 837**	733	days	**24 100**	26 380	13–24	**44**	19
	184	184	days	**14 000**	9 400	25–48	**3**	2
Voyage Charter								
Forwards – buy fixed/	**2 275**	2 025	000 tonnes	**15.30**	10.95	0–12	**35**	22
sell floating [b]	**1 400**	–	000 tonnes	**13.62**	–	13–24	**19**	–
Forwards – sell fixed/	**2 225**	1 950	000 tonnes	**15.83**	11.83	0–12	**35**	23
buy floating [b]	**3 050**	–	000 tonnes	**12.97**	–	13–24	**40**	–

[a] The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
[b] Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Credit risk

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties
The BHP Billiton Group conducts transactions with the following major types of counterparties:

· *Receivables counterparties*
  Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.

· *Payment guarantee counterparties*
  These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

· *Hedge counterparties*
  Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic
The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and China. Other countries where a large credit risk exposure exists include South Korea, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry
The BHP Billiton Group is not materially exposed to any individual industry or customer.

Notes to Financial Statements continued

Hedging of financial risks

Changes in the fair value of instruments used as hedges are not recognised in profit and loss until the hedged position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

	Gains 2005 US$M	Losses 2005 US$M	Net gains/ (losses) 2005 US$M	Gains 2004 US$M	Losses 2004 US$M	Net gains/ (losses) 2004 US$M
Opening balance unrecognised gains/(losses)	17	(94)	(77)	104	(17)	87
(Gains)/losses arising in previous years recognised in the year	(7)	65	58	(94)	16	(78)
Gains/(losses) arising in prior years and not recognised	10	(29)	(19)	10	(1)	9
Gains/(losses) arising in the year and not recognised	372	(307)	65	7	(93)	(86)
Closing balance unrecognised gains/(losses) (a)	382	(336)	46	17	(94)	(77)
of which:						
Gains/(losses) expected to be recognised within one year	341	(288)	53	7	(65)	(58)
Gains/(losses) expected to be recognised after one year	41	(48)	(7)	10	(29)	(19)
	382	(336)	46	17	(94)	(77)

(a) Full recognition will not appear in the profit and loss account as US$42 million profit (2004: US$26 million loss) will be capitalised into fixed assets.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward currency swaps 2005 US$M	CCIRS interest component 2005 US$M	Interest rate swaps 2005 US$M	Finance lease swap 2005 US$M	Forward currency swaps 2004 US$M	CCIRS interest component 2004 US$M	Interest rate swaps 2004 US$M	Finance lease swap 2004 US$M
Opening balance unrecognised gains	–	22	(60)	1	11	36	41	2
(Gains)/losses arising in previous years recognised in the year	–	42	30	(1)	(7)	–	–	(1)
Gains arising in prior years and not recognised	–	64	(30)	–	4	36	41	1
Gains/(losses) arising in the year and not recognised	–	9	29	–	(4)	(14)	(101)	–
Closing balance unrecognised gains/(losses)	–	73	(1)	–	–	22	(60)	1
of which:								
Gains/(losses) expected to be recognised within one year	–	(2)	3	–	–	(42)	(30)	–
Gains/(losses) expected to be recognised after one year	–	75	(4)	–	–	64	(30)	1
	–	73	(1)	–	–	22	(60)	1

Fair value of financial instruments
The following table presents the book values and fair values of the BHP Billiton Group's financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.

The fair value of the BHP Billiton Group's financial instruments is as follows:

	Book value 2005 US$M	Fair value 2005 US$M	Book value 2004 US$M	Fair value 2004 US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group's operations				
Short-term borrowings	(3 202)	(3 202)	(1 330)	(1 330)
Long-term borrowings	(8 371)	(8 630)	(5 876)	(6 113)
Cross currency contracts				
Principal	447	423	399	399
Interest rate	40	113	43	65
Other liabilities to be settled in cash	(4 891)	(4 891)	(3 214)	(3 214)
Finance lease swap	–	–	24	25
Interest rate swaps	28	27	30	(30)
Cash and money market deposits	1 418	1 418	1 818	1 818
Loans to joint ventures and associates	84	84	238	238
Current asset investments	212	212	167	167
Fixed asset investments	98	163	123	202
Investment in exploration companies (refer note 15)	–	21	–	19
Other assets to be settled in cash	3 804	3 804	3 121	3 121
Derivative financial instruments held to hedge the BHP Billiton Group's foreign currency transaction exposures and commodity price risks				
Forward commodity contracts	–	6	–	(47)
Forward foreign currency contracts	–	40	–	(30)
	(10 333)	(10 412)	(4 457)	(4 710)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps and the impact of finance lease swaps.

Notes to Financial Statements continued

30 Related parties

BHP Billiton Group companies have trading relationships with a number of joint ventures of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2005, sales made by BHP Billiton Group entities to such joint ventures amounted to US$60 million (2004: US$12 million).

Amounts owing between the BHP Billiton Group and joint ventures are disclosed in note 15.

It is Group policy that all transactions with joint ventures are conducted in the normal course of business and under normal commercial terms and conditions.

The details of executive Directors' remuneration and interests in long-term incentive plans, including the number of Shares and Options awarded during the year ended 30 June 2005, are included in the Remuneration Report. Details in relation to Directors' share interests are included in the Directors' Report.

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a Director-related entity of M A Chaney. This company provided products and services totalling US$23.8 million (2004: US$18.7 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005 the Group owed US$0.3 million to this company.

Other Director transactions with BHP Billiton Group entities

Other transactions include:

· minor purchases of products and stores; and

· insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Following the termination of his employment on 1 July 2002, Mr P Anderson entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr P Anderson received a total fee in 2005 of US$36 667 (2004: US$71 334) under this arrangement.

31 Specified executives

The information in this section relates to those executives (recognised as defined under Australian Accounting Standards, other than executive Directors, and numbering at least five) who have the greatest authority for managing the BHP Billiton Group ('specified executives') during the current year.

Remuneration
The details of remuneration of specified executives are included in the Remuneration Report.

Share and Option plans
The following tables set out details of the specified executives' interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration. The details of the specified executives' interests in the plans, including comparatives, are presented as ordinary shares under award. This includes where applicable a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002. No options held by specified executives are vested but not exercisable, except where stated. There are no amounts outstanding on the exercise of options unless otherwise stated.

Group Incentive Scheme 2004 Deferred Shares

| Name | Ordinary Shares under award | | | | | Vesting date |
	At 1 July 2004	Granted [a]	Vested	Lapsed	At 30 June 2005	
P S Aiken [b]	–	58 553	–	–	**58 553**	August 2006
J C Fast [b]	–	53 908	–	–	**53 908**	August 2006
R W Kirkby [b]	–	57 450	–	–	**57 450**	August 2006
Dr M J Kloppers [c]	–	60 548	–	–	**60 548**	August 2006
C J Lynch [b]	–	55 908	–	–	**55 908**	August 2006
Total	–	286 367	–	–	**286 367**	

[a] The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Deferred Share was estimated at A$13.34 and £5.31 respectively.
[b] Granted BHP Billiton Limited awards.
[c] Granted BHP Billiton Plc awards.

Long Term Incentive Plan 2004 Performance Shares

| | Ordinary Shares under award | | | | | |
Name	At 1 July 2004	Granted [a]	Vested	Lapsed	At 30 June 2005	Vesting date
P S Aiken [b]	–	225 000	–	–	**225 000**	August 2009
J C Fast [b]	–	175 000	–	–	**175 000**	August 2009
R W Kirkby [b]	–	225 000	–	–	**225 000**	August 2009
Dr M J Kloppers [c]	–	225 000	–	–	**225 000**	August 2009
C J Lynch [b]	–	225 000	–	–	**225 000**	August 2009
Total	–	1 075 000	–	–	**1 075 000**	

[a] The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per performance share was estimated at A$6.85 and £2.63 respectively.
[b] Granted BHP Billiton Limited awards.
[c] Granted BHP Billiton Plc awards.

Group Incentive Scheme 2003 Deferred Shares

| | Ordinary Shares under award | | | | | |
Name	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	Vesting date
P S Aiken	69 815	–	–	–	**69 815**	August 2005
J C Fast	54 782	–	–	–	**54 782**	August 2005
R W Kirkby	58 031	–	–	–	**58 031**	August 2005
Dr M J Kloppers	55 378	–	–	–	**55 378**	August 2005
C J Lynch	61 010	–	–	–	**61 010**	August 2005
Total	299 016	–	–	–	**299 016**	

Group Incentive Scheme 2003 Performance Shares

| | Ordinary Shares under award | | | | | |
Name	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	Vesting date
P S Aiken	69 815	–	–	–	**69 815**	August 2006
J C Fast	54 782	–	–	–	**54 782**	August 2006
R W Kirkby	58 031	–	–	–	**58 031**	August 2006
Dr M J Kloppers	55 378	–	–	–	**55 378**	August 2006
C J Lynch	61 010	–	–	–	**61 010**	August 2006
Total	299 016	–	–	–	**299 016**	

Group Incentive Scheme 2002 Performance Shares

| | Ordinary Shares under award | | | | | |
Name	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	Vesting date
P S Aiken	158 118	–	–	–	**158 118**	August 2005
J C Fast	115 921	–	–	–	**115 921**	August 2005
R W Kirkby	110 391	–	–	–	**110 391**	August 2005
Dr M J Kloppers	119 485	–	–	–	**119 485**	August 2005
C J Lynch	117 117	–	–	–	**117 117**	August 2005
Total	621 032	–	–	–	**621 032**	

31 Specified executives continued

Performance Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed [a]	At 30 June 2005	
P S Aiken	131 856	–	118 670 [b]	13 186	–	1 October 2004
J C Fast	107 093	–	96 384 [b]	10 709	–	1 October 2004
R W Kirkby	82 330	–	74 097 [c]	8 233	–	1 October 2004
C J Lynch	109 559	–	98 603 [d]	10 956	–	1 October 2004
Total	430 838	–	387 754	43 084	–	

[a] 90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.28. The remaining 10 per cent lapsed.
[b] The market price on the date of exercise (7 October 2004) was A$14.94. The aggregate gain was A$1 772 930.
[c] The market price on the date of exercise (6 October 2004) was A$14.70. The aggregate gain was A$1 089 226.
[d] Mr Fast and Mr Lynch have not yet exercised the 96 384 and 98 603 shares which vested on 1 October 2004.

Restricted Share Scheme (RSS) 2001

Name	BHP Billiton Plc Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed [b]	At 30 June 2005	
Dr M J Kloppers	84 182	–	75 764 [a]	8 418	–	8 October 2004

[a] The shares were transferred to Dr Kloppers on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain was £470 494.
[b] 90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £5.95. The remaining 10 per cent lapsed.

Performance Share Plan 2000

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested [a]	Lapsed	At 30 June 2005	
C J Lynch	43 592	–	43 592	–	–	1 July 2004

[a] 100 per cent of the shares vested on 1 July 2004 following the end of the performance period, and the market price was A$12.51. As at 30 June 2005, Mr Lynch had not yet exercised the 43 592 vested shares.

Performance Share Plan (Medium Term Incentive) 2001

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date [b]
	At 1 July 2004 [a]	Granted	Vested	Lapsed	At 30 June 2005	
J C Fast	36 155	–	–	–	36 155	1 October 2005
R W Kirkby	22 597	–	–	–	22 597	1 October 2005
Total	58 752	–	–	–	58 752	

[a] Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.
[a] The first performance period ceased on 30 September 2003. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the plan until October 2005.

Co-Investment Plan (CIP) 2001

Name	BHP Billiton Plc Ordinary Shares under award					Vesting date [b]
	At 1 July 2004 [a]	Granted	Vested	Lapsed	At 30 June 2005	
Dr M J Kloppers	95 295	–	–	–	95 295	1 October 2005

[a] Includes 26 471 committed shares invested by M J Kloppers.
[b] The first performance period ceased on 30 September 2003. M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the plan until October 2005.

31 Specified executives continued

Bonus Equity Share Plan 2001

| | BHP Billiton Limited Ordinary Shares under award | | | | | |
| | At 1 July | | | | At 30 June | |
Name	2004	Granted	Vested [a]	Lapsed	2005	Release date
P S Aiken	77 404	–	77 404 [b]	–	–	November 2004
C J Lynch	18 692	–	18 692 [c]	–	–	November 2004
Total	96 096	–	96 096	–	–	

[a] In November 2001, shares were allocated to BHP Billiton Limited employees under the Bonus Equity Plan (BEP). The shares were held by the BHP employee Trust (Trustee) on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. P S Aiken and C J Lynch instructed the Trustee to transfer the shares to them on 24 November 2004 and 23 December 2004 respectively.

[b] The market price on date of transfer (24 November 2004) was A$14.98. The aggregate gain was A$1 159 512.

[c] The market price on date of transfer (23 December 2004) was A$15.42. The aggregate gain was A$288 231.

Partly paid shares

| | BHP Billiton Limited Ordinary Shares under award | | | | | | | |
| | At 1 July | | | | At 30 June | | First | Expiry |
R W Kirkby	2004 [a]	Granted	Exercised	Lapsed	2005	Unpaid amount [d]	exercise date	date
ESS 1997	74 964	–	74 964 [b]	–	–	A$6.83	n/a	1 October 2017
ESS 1996	107 090	–	107 090 [c]	–	–	A$6.94	n/a	2 October 2016
ESS 1995	72 279	–	–	–	72 279	A$8.17	n/a	4 October 2015
ESS 1994	108 255	–	–	–	108 255	A$8.43	n/a	4 October 2014
Total	362 588	–	182 054	–	180 534			

[a] Includes accrued bonus shares to be issued upon conversion of partly paid shares.

[b] The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$598 962.

[c] The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$843 869.

[d] Represents the final call payable upon conversion of partly paid shares held at 30 June 2005, adjusted for bonus issues.

No options have been granted since the end of the financial year.

Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the employee share ownership plan, is set out in note 23.

32 Contingent liabilities

	2005 US$M [c]	2004 US$M [c]
Contingent liabilities at balance date, not otherwise provided for in these accounts are categorised as arising from:		
Joint ventures (unsecured)		
Other [a]	104	93
	104	93
Subsidiary undertakings (unsecured, including guarantees)		
Performance guarantees [b]	1	1
Other [a]	155	144
	156	145
Total contingent liabilities	260	238

[a] Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21.

[b] The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

[c] For US GAAP reporting purposes, the Group is also required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2004: US$30 million) and US$333 million (2004: US$388 million) in other for which provisions have been included in the Group accounts.

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company)

BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with Section 230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2005 and 2004 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc 2005 US$M	2004 US$M
Fixed assets		
Investments		
Subsidiaries [a]	**3 131**	3 131
	3 131	3 131
Current assets		
Debtors – amounts due within one year [b]	**416**	382
Cash including money market deposits	**426**	1
	842	383
Creditors – amounts falling due within one year [c]	**(1 233)**	(1 142)
Net current liabilities	**(391)**	(759)
Total assets less current liabilities	**2 740**	2 372
Provisions for liabilities and charges [d]	**(17)**	(12)
Net assets	**2 723**	2 360
Capital and reserves		
Called up share capital – BHP Billiton Plc (refer note 22)	**1 234**	1 234
Share premium account [e]	**518**	518
Profit and loss account [e]	**971**	608
Equity shareholders' funds [f]	**2 723**	2 360

The BHP Billiton Plc unconsolidated parent company financial statements were approved by the Board of Directors on 8 September 2005 and signed on its behalf by:

Don Argus
Chairman

Charles Goodyear
Chief Executive Officer

33 BHP Billiton Plc (unconsolidated parent company) continued

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a) At 30 June 2005 the Company held an investment of US$3 131 million (2004: US$3 131 million) in BHP Billiton Group Ltd.

(b) Debtors – amounts due within one year

	BHP Billiton Plc 2005 US$M	2004 US$M
Amounts owed by Group undertakings	416	381
Other debtors	–	1
	416	382

(c) Creditors – amounts falling due within one year

	BHP Billiton Plc 2005 US$M	2004 US$M
Bank overdraft	10	224
Amounts owed to Group undertakings	865	681
Accruals and deferred income	–	3
Dividends payable	358	234
	1 233	1 142

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was a nominal amount (refer note 7 for fees for the Group as a whole). This has been included within amounts owed to Group undertakings.

(d) Provisions for liabilities and charges

	BHP Billiton Plc 2005 US$M	2004 US$M
Employee entitlements	15	11
Restructuring	1	–
Post-retirement medical benefits	1	1
	17	12

The movement in employee entitlements of US$4 million represents US$5 million charged to the profit and loss account for bonuses and pension costs and US$1 million in payments made during the year.

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company) continued

(e) Reserves

	BHP Billiton Plc Share premium account 2005 US$M	Profit & loss account 2005 US$M	BHP Billiton Plc Share premium account 2004 US$M	Profit & loss account 2004 US$M
At beginning of the financial year	518	608	518	626
Retained profit/(loss) for the financial year	–	351	–	(49)
Employee share awards	–	12	–	31
At end of the financial year	518	971	518	608

(f) Reconciliation of movements in shareholders' funds

	BHP Billiton Plc 2005 US$M	2004 US$M
Profit for the financial year	1 042	591
Total recognised gains for the financial year	1 042	591
Dividends	(691)	(640)
Accrued employee entitlement to share awards	31	33
Cash settlement of share awards	(3)	–
Purchase of shares by ESOP trust	(16)	(2)
Net movement in shareholders' funds	363	(18)
Shareholders' funds at beginning of the financial year	2 360	2 378
Shareholders' funds at end of the financial year	2 723	2 360

Parent company guarantees

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2005 such facilities totalled US$936 million (2004: US$936 million) of which US$741 million (2004: US$741 million) was drawn.

Under the terms of a deed poll guarantee, BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2005, the guaranteed liabilities amounted to US$8 844 million (2004: US$3 405 million).

BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of, premium, if any, and interest on the notes, including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2005, the guaranteed liabilities amounted to US$850 million (2004: US$850 million).

34 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial information and reconciliations presented in this note sets forth certain financial information that would have been presented if US GAAP had been applied instead of UK GAAP.

Reconciliation to US GAAP
The following is a summary of the estimated adjustments to net income for the years ended 30 June 2005, 2004 and 2003 that would be required if US GAAP had been applied instead of UK GAAP.

		2005 US$M	2004 US$M	2003 US$M
Reconciliation of net income				
Attributable profit as reported under UK GAAP		**6 398**	3 379	1 901
add/(deduct)				
Estimated adjustment required to accord with US GAAP:				
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation, impairments and other asset movements	(A)	**(282)**	(702)	(181)
Employee compensation costs	(B)	**60**	53	31
Write-down of assets	(C)	**–**	–	8
Depreciation – write-downs	(C)	**(5)**	(6)	(2)
Depreciation – revaluations	(D)	**4**	5	5
Depreciation – reserves	(E)	**(9)**	(9)	(3)
Fair value accounting for derivatives	(F)	**302**	(281)	(23)
Synthetic debt	(G)	**–**	(11)	(20)
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	**(20)**	–	–
Exploration, evaluation and development expenditure	(I)	**(38)**	(64)	9
Start-up costs	(J)	**5**	(12)	3
Pension plans	(K)	**(24)**	(4)	(24)
Other post-retirement benefits	(L)	**1**	(6)	5
Mozal expansion rights	(M)	**–**	33	6
Employee Share Plan loans	(N)	**(7)**	(3)	(8)
Goodwill	(O)	**(2)**	(1)	2
Profit on asset sales	(P)	**2**	1	2
BHP Steel demerger	(Q)	**–**	–	17
Restructuring and employee provisions	(R)	**–**	–	(11)
Taxation effect of above adjustments	(S)	**287**	194	118
Other taxation adjustments	(T)	**(284)**	150	(254)
Total adjustment		**(10)**	(663)	(320)
Net income of BHP Billiton Group under US GAAP		**6 388**	2 716	1 581

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following is a summarised income statement prepared in accordance with US GAAP.

	2005 US$M	2004 US$M	2003 US$M
Consolidated income statement			
Sales revenue	**29 587**	22 887	15 608
deduct			
Cost of sales	**19 496**	16 465	10 925
Depreciation and amortisation	**2 082**	1 860	1 778
Loss on termination of operations [(a)]	**387**	534	–
Goodwill impairment	**–**	491	–
General and administrative expenses	**192**	48	125
Operating income	**7 430**	3 489	2 780
add			
Other income	**579**	385	223
Interest income	**107**	78	65
deduct			
Interest expense	**302**	274	302
Net foreign exchange loss/(gain)	**(126)**	538	505
Income before tax, minority interests and equity in net earnings of affiliated companies	**7 940**	3 140	2 261
deduct			
Taxation expense	**1 836**	505	774
add			
Share of profits of affiliated companies	**517**	178	125
deduct			
Minority interests	**233**	97	36
Net income from Continuing Operations	**6 388**	2 716	1 576
Discontinued Operations			
Net profit/(loss) on disposal of operations	**–**	–	5
Net income/(loss) from Discontinued Operations	**–**	–	5
Net income	**6 388**	2 716	1 581

[(a)] Refer note 2. Under UK GAAP, material items that result from events or transactions that fall within ordinary activities and need to be disclosed by virtue of their size or incidence are disclosed as exceptional items. Under US GAAP there is no concept of exceptional items.

	2005 US$	2004 US$	2003 US$
Earnings per share – US GAAP [(a)]			
Basic – Continuing Operations [(b)]	**1.04**	0.44	0.25
Diluted – Continuing Operations [(c)]	**1.04**	0.43	0.25
Basic – net income [(b)]	**1.04**	0.44	0.25
Diluted – net income [(c)]	**1.04**	0.43	0.25

[(a)] For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.
[(b)] Based on the weighted average number of ordinary shares on issue for the period. Refer note 12.
[(c)] Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares. Refer note 12.

The following reconciliation of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders.

		2005 US$M	2004 US$M	2003 US$M
Reconciliation of comprehensive income				
Total changes in equity other than those resulting from transactions with owners under UK GAAP		**6 405**	3 427	1 968
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:				
Total adjustment to net income per above reconciliation		**(10)**	(663)	(320)
Net transfer to earnings on maturity of cash flow hedging instruments		**–**	50	221
Minimum pension liability	(K)	**(80)**	81	(195)
Change in fair value of listed investments	(U)	**7**	9	1
Comprehensive income under US GAAP		**6 322**	2 904	1 675
Tax benefit/(expense) of other comprehensive income items for the year:				
Movements in exchange fluctuation account		**–**	–	(2)
Net transfer to earnings on maturity of cash flow hedging instruments		**–**	(22)	(95)
Minimum pension liability		**8**	(11)	33
Accumulated other comprehensive income comprises:				
Exchange fluctuation account		**417**	410	362
Qualifying cash flow hedging instruments		**–**	–	(50)
Minimum pension liability		**(194)**	(114)	(195)
Other items		**22**	15	6
Total accumulated other comprehensive income		**245**	311	123

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

		2005 US$M	2004 US$M
Reconciliation of shareholders' equity			
Shareholders' equity under UK GAAP		**17 153**	14 038
add/(deduct)			
Estimated adjustment required to accord with US GAAP:			
Fair value adjustments on acquisition of BHP Billiton Plc Group			
Investments	(A)	**923**	962
Property, plant and equipment and undeveloped properties	(A)	**2 264**	2 505
Long-term contracts	(A)	**35**	36
Goodwill	(A)	**2 566**	2 633
Long-term debt	(A)	**4**	5
Write-down of assets	(C)	**42**	47
Property, plant and equipment revaluations	(D)	**(49)**	(53)
Reserves	(E)	**(36)**	(27)
Fair value accounting for derivatives	(F)	**259**	(43)
Synthetic debt	(G)	**–**	–
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	**132**	–
Exploration, evaluation and development expenditures	(I)	**(219)**	(181)
Start-up costs	(J)	**(59)**	(64)
Pension plans	(K)	**(385)**	(273)
Other post-retirement benefits	(L)	**(15)**	(16)
Employee Share Plan loans	(N)	**(60)**	(64)
Goodwill	(O)	**(1)**	1
Profit on asset sales	(P)	**(15)**	(17)
Change in fair value of listed investments	(U)	**27**	20
Dividends	(V)	**878**	592
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(A)	**(952)**	(1 319)
Taxation effect of all other above adjustments	(S)	**53**	110
Taxation effect of fair value adjustment on acquisition of WMC Resources Ltd	(H)	**(167)**	–
Other taxation adjustments	(T)	**(374)**	(90)
Total adjustment		**4 851**	4 764
Shareholders' equity under US GAAP		**22 004**	18 802

The following are the changes in the balance sheet as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

The column headed 'Unadjusted' represents a US GAAP format presentation of the assets, liabilities and shareholders' equity which have been measured in accordance with UK GAAP. The column headed 'Adjustments' represents the allocation of those measurement differences (presented in the 'Reconciliation of shareholders' equity'), which are required to derive a balance sheet in accordance with US GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	Unadjusted 30 June 2005 US$M	Adjustments 30 June 2005 US$M	US GAAP 30 June 2005 US$M	Unadjusted 30 June 2004 US$M	Adjustments 30 June 2004 US$M	US GAAP 30 June 2004 US$M
Balance sheet						
Assets						
Current assets						
Cash	1 418	–	1 418	1 818	–	1 818
Restricted cash	–	85	85	–	238	238
Receivables	3 450	(2)	3 448	2 748	(1)	2 747
Other financial assets	212	54	266	167	–	167
Inventories	2 465	–	2 465	1 715	–	1 715
Other assets	160	–	160	176	–	176
Total current assets	**7 705**	**137**	**7 842**	6 624	237	6 861
Non-current assets						
Receivables	619	(143)	476	748	(300)	448
Investments accounted for using the equity method	1 525	908	2 433	1 369	955	2 324
Other financial assets	97	109	206	123	20	143
Inventories	103	77	180	45	–	45
Property, plant and equipment	30 347	2 084	32 431	20 945	2 352	23 297
Intangible assets	–	49	49	–	54	54
Goodwill	17	2 593	2 610	34	2 614	2 648
Deferred tax assets	1 110	32	1 142	602	11	613
Other assets	424	(146)	278	371	(129)	242
Total non-current assets	**34 242**	**5 563**	**39 805**	24 237	5 577	29 814
Total assets	**41 947**	**5 700**	**47 647**	30 861	5 814	36 675
Liabilities and shareholders' equity						
Current liabilities						
Payables	4 051	–	4 051	2 560	77	2 637
Interest bearing liabilities	1 500	–	1 500	1 330	–	1 330
Tax liabilities	842	18	860	297	(12)	285
Other provisions	2 104	2	2 106	1 402	2	1 404
Total current liabilities	**8 497**	**20**	**8 517**	5 589	67	5 656
Non-current liabilities						
Payables	162	–	162	177	63	240
Interest bearing liabilities	9 626	(4)	9 622	5 453	(1)	5 452
Tax liabilities	1 192	1 440	2 632	1 218	1 323	2 541
Other provisions	4 981	(617)	4 364	4 044	(413)	3 631
Total non-current liabilities	**15 961**	**819**	**16 780**	10 892	972	11 864
Total liabilities	**24 458**	**839**	**25 297**	16 481	1 039	17 520
Equity minority interests	**336**	**10**	**346**	342	11	353
Shareholders' equity						
Paid in capital	3 363	5 174	8 537	3 603	5 164	8 767
Other equity items	417	(19)	398	410	(1)	409
Retained profits	13 381	(304)	13 077	10 051	(399)	9 652
Interest in shares of BHP Billiton	(8)	–	(8)	(26)	–	(26)
Total shareholders' equity	**17 153**	**4 851**	**22 004**	14 038	4 764	18 802
Total liabilities and shareholders' equity	**41 947**	**5 700**	**47 647**	30 861	5 814	36 675

Notes to Financial Statements continued

The BHP Billiton Group Consolidated Statement of Cash Flows has been prepared in accordance with UK accounting standard FRS 1 'Cash flow statements', the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 'Statement of Cash Flows'. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to reconcile the UK GAAP Consolidated Statement of Cash Flows to a presentation of cash flows under US GAAP for the years ended 30 June 2005, 2004 and 2003. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2005 US$M	2004 US$M	2003 US$M
Reconciliation of cash flows			
Net cash inflow from operating activities in accordance with UK GAAP	**10 628**	6 566	4 834
Reclassified to financing activities	**(22)**	(9)	(1)
Dividends received	**292**	238	212
Returns on investments and servicing of finance	**(299)**	(292)	(375)
Tax paid	**(1 695)**	(1 337)	(1 002)
Exploration and other capital expenditure	**(859)**	(641)	(399)
Net cash provided by operating activities in accordance with US GAAP	**8 045**	4 525	3 269
Capital expenditures	**(3 350)**	(2 245)	(2 421)
Acquisitions and disposals	**(5 879)**	179	405
Net sale of investments	**185**	54	465
Net cash used in investing activities in accordance with US GAAP	**(9 044)**	(2 012)	(1 551)
Proceeds from issuance of ordinary shares	**19**	51	166
Share repurchase scheme	**(1 792)**	–	(20)
Increase/(decrease) in interest bearing liabilities	**4 006**	(727)	(946)
Equity dividends paid	**(1 642)**	(1 576)	(868)
Other	**–**	–	1
Net cash provided by/(used in) financing activities in accordance with US GAAP	**591**	(2 252)	(1 667)
Exchange translation effects	**8**	5	2
Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	**(400)**	266	53
Cash and cash equivalents at beginning of the financial year	**1 818**	1 552	1 499
Cash and cash equivalents at end of the financial year	**1 418**	1 818	1 552
At year end cash and cash equivalents is made up of:			
Cash at bank and in hand	**916**	674	587
Money market deposits [a]	**502**	1 144	965
Cash and cash equivalents at end of the financial year	**1 418**	1 818	1 552

[a] Money market deposits with financial institutions have a maturity up to, but not more than three months.

Basis of presentation under US GAAP

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK accounting standard FRS 6 'Acquisitions and Mergers', whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values and to record goodwill.

Restricted cash

The Group has cash on deposit with financial institutions that is classified as restricted under US GAAP as it is part of arrangements involving loans from those institutions to certain joint ventures within the Group. Under UK GAAP these balances are treated as loans to joint ventures and associates.

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading 'Joint ventures' in note 1 'Principal subsidiaries, joint ventures and joint arrangements', are accounted for under the equity method of accounting in accordance with APB 18 'The Equity Method of Accounting for Investments in Common Stock'. All joint arrangements, as detailed under the heading 'Proportionally included joint arrangements' in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (EITF) 00-1 'Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures'.

The BHP Billiton Group's investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 'Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights'. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall, as their first priority, seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants' Agreement and a Management Agreement. A manager provides management and support services to the project and the compensation of the manager is set forth in the Management Agreement. The

Management Agreement establishes an Owners' Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners' Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners' Council having in aggregate, voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners' Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16 and EITF 00-1, the BHP Billiton Group has proportionally consolidated this investment.

Foreign exchange gains and losses

Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2005, the net exchange loss includes losses of US$60 million (2004: loss of US$85 million; 2003: loss of US$255 million) on tax balances and US$15 million (2004: loss of US$104 million; 2003: loss of US$115 million) on interest bearing liabilities.

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short-term investments with original maturities of less than three months.

US GAAP adjustments

(A) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to its other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into.

34 US Generally Accepted Accounting Principles disclosures continued

Additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment annually at 31 March.

The current period adjustment includes the additional book value of assets for US GAAP purposes included in the disposal of Chrome operations. The adjustment for the year ended 30 June 2004 includes goodwill impairments of US$491 million.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' equity reconciliation.

(B) Employee compensation costs
Under UK GAAP, the expected cost of employee share awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, the Group adopts the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, 'Accounting for Stock-Based Compensation' (SFAS 123).

Fair value is determined using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Refer to 'Employee compensation costs' below for significant assumptions used in applying these fair value models to calculate the employee compensation expense under SFAS 123. The variations in deemed vesting periods under UK GAAP and US GAAP have resulted in further differences.

(C) Write-down of assets
Under UK GAAP, the BHP Billiton Group determines the recoverable amount of property, plant and equipment on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cash flows). These differences result in lower charges to the profit and loss account and higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account under US GAAP.

(D) Depreciation – revaluations
Revaluations of property, plant and equipment and investments under UK GAAP have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect depreciation based on historical cost.

(E) Depreciation – reserves
The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The Supplementary Ore Reserves information contained in the Annual Report differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC's Industry Guide 7. This adjustment reflects the impact on depreciation of the difference in reserves measurement basis.

(F) Fair value accounting for derivatives
Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not the derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) included in the measurement of the anticipated transaction when it occurs; or

(b) included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value.

Hedge accounting is not applied for US GAAP purposes. Amounts recorded in other comprehensive income as a result of de-designation in a prior period of existing derivative instruments were transferred to the income statement in 2004.

(G) Synthetic debt
In a prior period an operating subsidiary, whose functional currency is the US dollar, obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African rand and the various foreign currencies. For UK GAAP, the arrangement was treated as a synthetic South African rand debt, which at each period end was retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign currency loan amounts and forward exchange contracts were accounted for separately. Foreign currency loans were initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts were marked to market annually with the resulting gain or loss also taken to the profit and loss account.

During the period ended 30 June 2005, the foreign currencies financing were fully repaid, and UK GAAP synthetic debt accounting has ceased. Accordingly, this will no longer be an US GAAP adjustment.

(H) Fair value on acquisition of WMC Resources Ltd
The differences between UK GAAP and US GAAP fair values attributable to the acquisition of WMC are based on management's best estimates of fair value and are discussed below:

(i) Under UK GAAP, acquired inventories are held at cost. Under US GAAP, inventories are adjusted to reflect fair value.

(ii) Under UK GAAP, deferred tax is not recognised on fair value adjustments where a difference arises between the tax base and the carrying amount. Such differences are treated as permanent items when the asset is depreciated. Under US GAAP, the balance sheet liability method of tax-effect accounting is applied, rather than the income statement liability method. This method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, and accordingly additional deferred tax has been recorded with the corresponding debit to goodwill.

(iii) Under UK GAAP, the provision for restructuring is accounted for as expense in the period subsequent to acquisition. Under US GAAP, the restructuring provision assumed in a purchase business combination should be included in the allocation of the acquisition cost.

(I) Exploration, evaluation and development expenditure
The BHP Billiton Group follows the 'successful efforts' method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale and exploration and evaluation activities have identified a mineral resource with sufficient certainty, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory 'greenfield' properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes, will be added back when determining the profit result according to US GAAP.

(J) Start-up costs
Under UK GAAP the BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.

(K) Pension plans
Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used to value employee benefit obligations and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Further, under US GAAP, where the accumulated benefit obligation of the pension plan exceeds the fair value of plan assets, an intangible asset (not exceeding the value of the unrecognised prior service cost) and additional pension liability is recognised. If the additional pension liability exceeds the unrecognised prior service cost, the excess (adjusted for the effect of income tax) is recorded as part of other comprehensive income.

(L) Other post-retirement benefits
Under UK GAAP, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 'Accounting for Pension Costs' (SSAP 24), which are generally consistent with the provisions of US GAAP including Statement of Financial Accounting Standards No. 106 'Employers' Accounting for Postretirement Benefits Other Than Pensions' (SFAS 106) except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(M) Mozal expansion rights
In the 2001 year BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. Under UK GAAP, the consideration was recognised as revenue. A portion of the consideration was paid in cash and another portion was delivered to the BHP Billiton Group via a marketing arrangement. Under US GAAP, the consideration paid in cash was recognised as profit from asset sales when received. During the year ended 30 June 2004, the final instalment of the cash consideration was received and accordingly this is no longer a US GAAP adjustment.

(N) Employee Share Plan loans
Under the Employee Share Plan, loans made to employees for the purchase of shares in BHP Billiton Limited have been recorded as receivables. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders' equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

(O) Goodwill
Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP, Statement of Financial Accounting Standards No. 142 'Goodwill and Other Intangible Assets' (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing.

The current period adjustment reflects the net goodwill amortisation charge under UK GAAP, which is reversed for US GAAP, and the carrying value of goodwill included in the disposal of Chrome operations.

(P) Profit on asset sales
Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(Q) BHP Steel demerger
Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003: a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).

34 US Generally Accepted Accounting Principles disclosures continued

Under US GAAP, the BHP Steel demerger was classified as a non pro-rata distribution to shareholders and was accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares was based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders.

The remaining 6 per cent was measured at the respective sale price. The shortfall between the implied consideration and the book value of the BHP Steel net assets to be demerged was recognised in the result for the period ended 30 June 2002 for US GAAP. This loss on sale of the 6 per cent holding was included in the year ended 30 June 2003 for UK GAAP.

(R) Restructuring and employee provisions
These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

(S) Tax effect of adjustments
Adjustments to the UK GAAP net income and shareholders' equity are disclosed on a before tax basis. This adjustment reflects the impact of those adjustments on income taxes. For the year ended 30 June 2004, goodwill impairments of US$491 million have no tax effect. Other significant differences between the UK nominal rate of taxation of 30 per cent, the effective tax rate under UK GAAP of 24 per cent and the effective rate for US GAAP of 23 per cent are described in 'Other taxation adjustments' below and in note 10.

The BHP Billiton Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime during the year ended 30 June 2004. The capital gains tax base valuation for the BHP Billiton Plc Australian Consolidated Tax Group was established for the purpose of its first consolidated tax return lodged in February 2005. The determination of the revised tax base has required the reversal, in the current period, of the deferred tax liabilities recorded on the acquisition of BHP Billiton Plc by BHP Billiton Limited (for US GAAP purposes) for assets with no tax depreciable base. The tax benefits related to the change in tax base have been recognised in full, net of a valuation allowance to reduce deferred tax asset to an amount that is more likely than not to be realised.

(T) Other taxation adjustments
For UK GAAP, potential tax expense of US$261 million has not been recognised in the year ended 30 June 2005, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2005 is a credit to tax liabilities of US$516 million (2004: US$255 million).

Under the transitional rules for Australian tax consolidation regime, during the year ended 30 June 2004, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. Under UK GAAP, part of the tax benefit resulting from the reset of the tax cost base is recorded in future years as a permanent difference to taxation expense. Under Statement of Financial Accounting Standard No. 109 'Accounting for Income Taxes' (SFAS 109), the tax benefit resulting from the change in tax legislation is recognised in full as a change to deferred tax balances and tax expense.

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using the tax rates based on enacted tax law. The effect of a change in the South African corporate tax rate of US$24 million was recognised in June 2005 for UK GAAP on the basis that the legislation was substantively enacted. The effect of the tax rate change will be recognised for US GAAP purposes in the period that the legislation is enacted.

Under UK GAAP tax payable on the future remittance of past earnings is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists. Under US GAAP, tax arising on repatriation of unremitted earnings that is expected within the foreseeable future has been provided.

(U) Change in fair value of listed investments
As part of its exploration strategy, the BHP Billiton Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

(V) Dividends
Under UK GAAP, dividends that are declared after balance date but before the issuance of the financial statements are treated as a post-balance date event requiring adjustment in the financial statements. Under US GAAP, a provision for dividends cannot be recorded until the following year. In the year ended 30 June 2004, the BHP Billiton Group changed its timing on dividend declarations which resulted in a dividend provision being recorded under UK GAAP, which is reversed for US GAAP.

34 US Generally Accepted Accounting Principles disclosures continued

Employee compensation costs

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2005 US$M	2004 US$M	2003 US$M
Long Term Incentive Plan Performance Share (BHP Billiton Plc)	5.23		
Long Term Incentive Plan Performance Share (BHP Billiton Limited)	5.39		
Group Incentive Scheme Option (BHP Billiton Plc)	2.77	2.41	1.61
Group Incentive Scheme Option (BHP Billiton Limited)	2.93	2.53	1.57
Group Incentive Scheme Deferred Share (BHP Billiton Plc)	11.09	10.08	6.44
Group Incentive Scheme Deferred Share (BHP Billiton Limited)	11.71	10.23	6.28
Group Incentive Scheme Performance Share (BHP Billiton Plc)		2.02	2.01
Group Incentive Scheme Performance Share (BHP Billiton Limited)		2.04	1.93
Group Incentive Scheme Transition Performance Share (BHP Billiton Plc)			1.95
Group Incentive Scheme Transition Performance Share (BHP Billiton Limited)			1.91
Employee Share Plan Option			1.22

The fair values of awards granted were estimated using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Significant assumptions used in applying these formulas and techniques used for each scheme were as follows:

	2005	2004	2003
Long Term Incentive Plan Performance Share (BHP Billiton Plc) [a]			
Risk-free interest rate	4.87%		
Estimated life of awards	5 years[d]		
Estimated volatility of share price	22.5%		
Dividend yield	1.51%		
Long Term Incentive Plan Performance Share (BHP Billiton Limited) [a]			
Risk-free interest rate	5.6%		
Estimated life of awards	5 years[d]		
Estimated volatility of share price	22.5%		
Dividend yield	1.51%		
Group Incentive Scheme Option (BHP Billiton Plc) [b]			
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years
Group Incentive Scheme Option (BHP Billiton Limited) [b]			
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years
Group Incentive Scheme Deferred Share (BHP Billiton Plc) [b]			
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years
Group Incentive Scheme Deferred Share (BHP Billiton Limited) [b]			
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	2005	2004	2003
Group Incentive Scheme Performance Shares and Group Incentive Scheme Transition Performance Shares (BHP Billiton Plc) [a]			
Risk-free interest rate		3.88%	5.33%
Estimated life of awards – Performance Share		7.1 years [d]	7.1 years [d]
Transition Performance Share 2002			6.2 years [d]
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.81%	2.5%
Group Incentive Scheme Performance Shares (BHP Billiton Limited) [a]			
Risk-free interest rate		4.8%	6.05%
Estimated life of awards – Performance Share		7.1 years [d]	7.1 years [d]
Transition Performance Share 2002			6.2 years [d]
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.5%	2.3%
Employee Share Plan Options [c]			
Risk-free interest rate			4.8%
Estimated life of options			5 years [d]
Estimated volatility of share price			20.0%
Dividend yield			2.2%

[a] Fair Value estimated using Monte Carlo option pricing technique.
[b] Fair Value estimated by discounting the expected value of the awards to their net present value.
[c] Fair Value estimated using Black-Scholes option pricing technique.
[d] Subject to performance conditions.

Goodwill and other intangible assets
In accordance with SFAS 142, the BHP Billiton Group no longer amortises goodwill and instead has adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. Any impairment is determined based on the fair value of the reporting unit by discounting the operations' expected future cash flows using a risk-adjusted discount rate.

As required by SFAS 142, the balance of goodwill by Customer Sector Group (CSG) is:

	2005 US$M	2004 US$M
Aluminium	**1 254**	1 254
Base Metals	**547**	547
Carbon Steel Materials	**285**	285
Diamonds and Specialty Products	**151**	151
Energy Coal	**68**	68
Stainless Steel Materials [a]	**259**	343
Unallocated [b]	**46**	–
	2 610	2 648

[a] Goodwill of US$84 million is included in the sale of the Chrome operations.
[b] Goodwill recognised on acquisition of WMC will be allocated to the various CSGs. This allocation will be completed in the next financial year.

The following table summarises other intangible assets of the BHP Billiton Group at as 30 June 2005 and 30 June 2004.

	2005 US$M	2004 US$M
Pension asset	**14**	18
Other intangible assets		
Long-term customer contracts at gross book value	**40**	40
deduct amounts amortised [a][b]	**5**	4
	49	54

[a] Gross amortisation expense for other intangible assets for the year ended 30 June 2005 was US$1 million.
[b] Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

Pensions and post-retirement medical benefit plans

The BHP Billiton Group's pension and post-retirement medical benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 (revised 2003) 'Employers' Disclosures about Pensions and Other Postretirement Benefits' (SFAS 132R). The pension and medical costs of the BHP Billiton Group's significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The measurement date used to determine pension and medical benefit measurements as at 30 June 2005 for the Group's pension plans and medical schemes is 30 June 2005 for all plans.

	Pension schemes			Post-retirement medical benefits		
	2005 US$M	2004 US$M	2003 US$M	**2005 US$M**	2004 US$M	2003 US$M
Net periodic cost						
Service costs	**58**	56	43	**7**	6	6
Interest costs	**90**	76	64	**26**	24	21
Expected return on plan assets	**(99)**	(81)	(71)	**–**	–	–
Amortisation of prior service cost	**–**	3	3	**1**	(1)	–
Amortisation of net transition asset	**–**	(2)	(3)	**–**	–	–
Termination benefits and curtailment costs	**4**	–	12	**(27)**	–	–
Recognised net actuarial loss	**14**	20	9	**2**	3	–
Net periodic cost under US GAAP	**67**	72	57	**9**	32	27

	Pension schemes			Post-retirement medical benefits		
	2005 %	2004 %	2003 %	**2005 %**	2004 %	2003 %
The major weighted average assumptions (weighted by the net periodic cost) used in computing the above costs were:						
Rates of future medical inflation [a]	**n/a**	n/a	n/a	**7.6**	7.8	7.9
Rates of future pay increases	**4.1**	3.8	3.8	**n/a**	n/a	n/a
Discount rate	**5.9**	5.3	5.3	**8.4**	8.1	8.0
Expected long-term rates of return on plan assets [b]	**7.3**	7.0	7.3	**n/a**	n/a	n/a

[a] The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.

[b] BHP Billiton determines the expected rate of return on assets for each plan in consultation with its actuaries. The overall expected rate of return on assets is the weighted average of the expected rate of return on each asset class and reflects the actual assets held at the reporting date. For quoted corporate or government bonds the expected return reflects the redemption yields available on those investments. For other asset classes, the expected rate of return is based on assumptions about the expected long-term rate of return on that asset class.

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes 2005 US$M	2004 US$M	Post-retirement medical benefits 2005 US$M	2004 US$M
Change in benefit obligation				
Benefit obligation at the beginning of the year	**1 394**	1 191	**321**	315
Amendments	**(4)**	16	**–**	12
Service costs	**58**	56	**7**	6
Interest costs	**90**	76	**26**	24
Plan participants' contributions	**11**	10	**–**	–
Actuarial (gain)/loss	**170**	(2)	**27**	(34)
Benefits paid	**(98)**	(106)	**(19)**	(19)
Adjustment due to inclusion of insured pensioners	**12**	65	**–**	–
Adjustments for changes in the Group structure and joint venture arrangements	**74**	26	**2**	(10)
Termination benefits and curtailment costs	**(26)**	–	**(22)**	–
Exchange variations	**26**	62	**(7)**	27
Benefit obligation at the end of the year	**1 707**	1 394	**335**	321
Projected benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	**935**	750		
Accumulated benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	**870**	696		
Accumulated benefit obligation for all defined benefit pension plans	**1 537**	1 217		

	Pension schemes 2005 %	2004 %	Post-retirement medical benefits 2005 %	2004 %
The major weighted average assumptions (weighted by the benefit obligation) used in computing the above benefit obligation were:				
Rates of future medical inflation	**n/a**	n/a	**7.5**	7.6
Rates of future pay increases	**3.5**	3.7	**n/a**	n/a
Discount rate	**5.4**	6.4	**6.5**	8.1

	Post-retirement medical benefits 1% decrease US$M	1% decrease US$M
The impact of a 1 per cent variation in the rate of future medical inflation on the 2005 results would be:		
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(30)	36

34 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits	
	2005 US$M	2004 US$M	**2005 US$M**	2004 US$M
Change in plan assets				
Fair value of plan assets at the beginning of the year	**1 172**	912	**–**	–
Actual return on plan assets	**205**	146	**–**	–
Employer contribution	**66**	75	**19**	19
Plan participants' contributions	**11**	10	**–**	–
Benefits paid	**(98)**	(106)	**(19)**	(19)
Termination benefits and settlement/curtailment costs	**(23)**	–	**–**	–
Adjustment due to inclusion of insured pensioners	**12**	65	**–**	–
Adjustments for changes in the Group structure and joint venture arrangements	**72**	13	**–**	–
Exchange variations	**19**	57	**–**	–
Fair value of plan assets at the end of the year	**1 436**	1 172	**–**	–
Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	**584**	515	**–**	–

Plan assets for pension schemes consist primarily of bonds and equities. Refer note 27 for further details.

	Pension schemes		Post-retirement medical benefits	
	2005 US$M	2004 US$M	**2005 US$M**	2004 US$M
Funded status				
Funded status	**(271)**	(222)	**(335)**	(321)
Unrecognised net actuarial loss	**331**	282	**61**	37
Unrecognised prior service cost	**30**	33	**6**	1
Unrecognised net transition asset	**(3)**	(3)	**–**	–
Net amount recognised	**87**	90	**(268)**	(283)

	Pension schemes	
	2005 US$M	2004 US$M
Analysis of net amount recognised		
Prepaid benefit obligation	**145**	130
(Accumulated) benefit obligation	**(295)**	(193)
Intangible asset	**14**	18
Accumulated other comprehensive income	**223**	135
Net amount recognised	**87**	90
Increase/(decrease) in minimum liability included in other comprehensive income	**88**	(93)

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

| | Pension schemes | | |
| | Weighted average target asset allocation by asset category for future periods | Weighted average asset allocation by asset category | |
	2005 %	2005 %	2004 %
Equities	56	52	51
Bonds	33	31	33
Property	3	3	3
Cash and net current assets	4	3	3
Insured annuities	2	9	10
Other	2	2	–
Total	100	100	100

The BHP Billiton Group expects to contribute US$77 million to its pension plans and US$21 million to its post-retirement medical plans in the year ending 30 June 2006.

	Pension schemes US$M	Post-retirement medical benefits US$M
Expected future benefit payments for the year ending:		
30 June 2006	89	21
30 June 2007	86	22
30 June 2008	94	23
30 June 2009	97	23
30 June 2010	103	24
Estimated benefit payments for the five year period from 30 June 2010 to 30 June 2015	609	132

Given the nature of some of the pension schemes, year-on-year variations on benefit payments can be significant.

Impact of new accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 'Inventory Costs, an amendment of ARB No. 43, Chapter 4' (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) to be excluded from the costs of inventory and expensed as incurred. As such, the allocation of fixed production overheads to inventory is to be based on normal capacity of the production facilities. SFAS 151 is applicable for inventory costs incurred during the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153 'Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29' (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that an exchange of nonmonetary assets has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 153 to have a material impact on its financial position or results of operations.

In December 2004, the FASB also issued SFAS No. 123 (revised 2004) 'Share-Based Payment' (SFAS 123R), which requires all share-based payments to employees to be measured based on their fair value at grant date. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. SFAS 123R is applicable for the financial year beginning after 15 June 2005. The Group is currently assessing the impact of the adoption of this standard on its financial statements.

In December 2004, the FASB issued Staff Position No. 109-2 'Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004' (FSP 109-2). The American Jobs Creation Act of 2004 (the Jobs Creation Act) provides a special one-time provision allowing earnings of certain non-US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2 was effective upon issuance. It permits additional time to reassess current plans regarding the permanent reinvestment of unremitted earnings in certain non-US subsidiaries. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act are estimated to be US$2 million.

In March 2005, the Emerging Issues Task Force of the FASB reached a consensus in Issue No. 04-6 'Accounting for Stripping Costs Incurred During Production in the Mining Industry' (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development phase, and should be included in the cost of the inventory produced during the period that the stripping costs are incurred. This consensus is applicable for the financial year beginning after 15 December 2005. The Group is currently assessing the impact of adopting EITF 04-6 on its financial statements.

In March 2005, FASB Interpretation No. 47 'Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143' (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. The Group is currently assessing the impact of adopting FIN 47 on its financial statements.

In May 2005, the FASB issued SFAS No. 154 'Accounting Changes and Error Corrections' (SFAS 154) which replaced APB No. 20 'Accounting Changes' and SFAS No. 3 'Reporting Accounting Changes in Interim Financial Statements'. The standard changes the requirements in accounting and disclosure for a change in accounting principle. Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so. The standard is effective for accounting changes and corrections of errors made in the period beginning after 15 December 2005.

Notes to Financial Statements continued

35 Impact of adopting International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in the UK and the other in Australia. While the UK and Australia are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:

(i)   in the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;

(ii) the Australian Accounting Standards Board has approved IFRS-based standards, some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and

(iii) continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.

Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group's financial statements.

Management of IFRS implementation
The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk and Audit Committee. The implementation and review phases of the project are in progress and include substantial training programmes across the Group's finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. The project will culminate in the collection of financial information necessary to prepare IFRS-compliant financial statements, embedding of IFRS principles in business processes, elimination of any unnecessary data collection processes and Board approval of the transitional IFRS financial impact. Implementation also involves delivery of further training to staff as revised systems begin to take effect.

Development and interpretation of IFRS
The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on the BHP Billiton Group's financial statements. Significant judgement and interpretation have been required in estimating the IFRS impacts presented below. Two particular matters that may ultimately affect the BHP Billiton Group's IFRS impacts relate to income tax accounting:

• The scope of application of income tax accounting required by IAS 12 'Income Taxes' remains unclear. The BHP Billiton Group is subject to a wide variety of government imposed production taxes, royalties and other imposts, in addition to regular income tax on profits. Under UK GAAP, income tax expense and the corresponding income tax assets and liabilities relate only to regular income taxes on profits. All other forms of taxation, such as petroleum resource taxes, production royalties and other secondary taxes are accounted for as operating costs or reductions in revenue as appropriate. The amounts of such taxes are determined using accounting policies appropriate to the nature of each arrangement. The BHP Billiton Group has sought guidance from the International Financial Reporting Interpretations Committee (IFRIC) on this matter, in light of a variety of diverse interpretations applied by other entities. No guidance has been forthcoming at this time. The IFRS impacts presented below do not take account of any changes in the measurement or presentation of such taxes, royalties and similar arrangements that might ultimately be required.

• IAS 12 requires deferred tax liabilities to be measured based on the difference between the carrying amount of assets and liabilities in the financial statements (their 'book base') and their equivalent carrying amounts viewed from a taxation perspective (their 'tax base'). Different interpretations have been made as to those items eligible for inclusion in the tax base. In particular, there are divergent views as to whether the tax-deductible amount of an asset such as mineral rights, which is only available for capital gains tax purposes, is relevant in measuring the tax base of the asset that is not expected to generate capital gains income. BHP Billiton has excluded such amounts in the calculation of tax base and has consequently recognised deferred tax liabilities for assets that are not depreciable for tax purposes and not expected to generate revenue on their ultimate disposal. This area is one of many under consideration by the International Accounting Standards Board but its resolution remains unclear.

Elections made on implementing IFRS
The rules for first time adoption of IFRS are set out in 'IFRS 1 First Time Adoption of International Financial Reporting Standards'. That standard in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet as at the BHP Billiton Group's IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:

• not restate previous mergers or acquisitions and the accounting thereof;

• measure property, plant and equipment at deemed cost, being the value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;

• not apply the requirements of IFRS 2 'Share-based payment' to equity instruments granted before 7 November 2002;

• recognise the cumulative effect of actuarial gains and losses on employee benefits to retained earnings as at the transition date; and

• transfer all foreign currency translation differences, currently held in reserves, to retained earnings at the transition date.

In addition, BHP Billiton has applied the exemption available under IFRS 1 whereby IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' shall apply from 1 July 2005 and not for the year ended 30 June 2005. Accordingly, transitional adjustments in respect of IAS 32 and IAS 39 will be recorded against retained profits and reserves, as applicable, at 1 July 2005. The IFRS impacts presented in this note do not include any amounts attributable to IAS 32 and IAS 39.

IAS 32 is not expected to change the classification of financial instruments issued by the BHP Billiton Group. IAS 39 will result in certain financial assets being measured at fair value. Changes in fair value will be recognised through profit and loss or directly in equity depending on their classification. Investments in non-traded securities will be classified as available for sale and changes in fair value recognised directly in equity until the underlying asset is derecognised. Investments in traded securities will be classified as held for trading and changes in fair value recognised in the income statement. Loans, receivables and financial liability measurement and classification will remain substantially unchanged.

Under IAS 39, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges. Interest rate swaps held for hedging purposes will be accounted for as cash flow or fair value hedges. Cash flow hedging causes the effective portion of hedge gains and losses to be recognised directly in equity until the hedged item occurs, at which time the hedge gain or loss is included in the measurement of the hedged item. Fair value interest rate hedging will result in the recognition on

balance sheet of changes in fair value of applicable borrowings and the corresponding hedge. The application of hedge accounting for foreign exchange and interest rate contracts will impact future reported financial performance under IFRS to the extent that ineffectiveness arises, however, the expected extent of ineffectiveness is not significant.

The Group's commodity based transactions executed through derivative contracts will not qualify for hedge accounting under IAS 39. All such contracts will be measured at fair value and changes in fair value recognised directly in income. Certain other derivative instruments embedded within host contracts will also be measured at fair value with changes in fair value recognised directly in income.

The impact of IAS 32 and IAS 39 on the financial performance and financial position of the BHP Billiton Group in 2006 and subsequent financial years cannot be estimated as it depends on the quantity and type of financial instruments held and future movements in market prices.

BHP Billiton has also elected to adopt early IFRS 6 'Exploration For And Evaluation Of Mineral Resources'. This enables existing accounting policies as described in the Accounting Policies section of the financial statements to apply under IFRS and for the provisions of IFRS 6 to be effective from 1 July 2004.

Key differences in accounting policies
These financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). The differences between UK GAAP and IFRS identified to date as potentially having a significant effect on the Group's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between UK GAAP and IFRS.

This note only provides a summary of key implications of the conversion to IFRS as currently issued, as well as their estimated impact on net equity, profit before tax and income tax expense. The estimated overall effect of IFRS is also presented by way of a consolidated income statement, consolidated balance sheet and consolidated cash flow statement in IFRS format. Further disclosures and explanations will be included in the Group's IFRS financial reports for the half year ending 31 December 2005 and the year ending 30 June 2006.

Deferred tax (IAS 12 'Income Taxes')
On transition to IFRS the balance sheet liability method of tax-effect accounting is adopted, rather than the income statement liability method applied under UK GAAP. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in the profit and loss account. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity. The following temporary differences will not give rise to deferred tax balances:

- goodwill;

- differences that exist on the initial recognition of assets and liabilities that are not acquired in a business combination or that affect neither accounting or taxable profit on initial recognition; and

- differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability using tax rates enacted or substantively enacted at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Equity based compensation (IFRS 2 'Share-based Payment')
The cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under UK GAAP, and accrued over the period of employee service. Under IFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured, taking into account the terms and conditions attached to the options. The amount recognised as an expense in the income statement will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. This changes the total amount of compensation cost and the pattern of cost recognition.

Post-retirement and medical benefits (IAS 19 'Employee Benefits')
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities currently recognised under UK GAAP. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their past service. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted in deriving the net asset or liability. When the employee entitlements under a plan are improved, the proportion of the increased benefit relating to past service is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings and reduce the volatility that would otherwise have been recorded through the income statement. Under IAS 19, the principles under which regular charges are recognised in the income statement for post-retirement and medical plans are substantially different to those of existing UK GAAP, but are similar to the principles of FRS 17.

Joint ventures (IAS 31 'Interests in Joint Ventures')
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity (referred to under IFRS as 'jointly controlled entities') are accounted for using the equity method. Under UK GAAP, the BHP Billiton Group's interests in the Escondida, Mozal and Valesul joint ventures are accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. Other joint ventures accounted for under UK GAAP using the gross equity method of accounting must also be accounted for under IFRS using the single-line equity method of accounting. The change to single-line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the tables below, the amounts of profit before tax and income tax expense are significantly affected. In addition cash flows attributable to joint ventures that were previously proportionally consolidated are no longer included.

Notes to Financial Statements continued

Goodwill and business combinations (IFRS 3 'Business Combinations')
Under UK GAAP goodwill existing prior to 1998 has been classified as a reduction of retained earnings. In order to maintain consistency in the IFRS treatment of goodwill in the DLC structure, such goodwill is reclassified on transition as an asset in the balance sheet. The reclassification of goodwill is required in order to maintain the accounting for past business combinations consistent with the previous basis of accounting applied by the BHP Billiton Group under Australian GAAP. IFRS also prohibits the amortisation of goodwill which is mandated under UK GAAP. In place of amortisation, impairment assessments of goodwill must be performed.

Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between UK GAAP and IFRS with respect to the measurement of fair value of inventory and the recognition of deferred tax liabilities on book base and tax base temporary differences.

Dividend payable (IAS 10 'Events after the Balance Sheet Date')
IFRS does not permit the recognition of dividends payable as a liability until the dividend has been formally declared by the Directors. Under UK GAAP, dividends payable are recognised as a liability in the balance sheet at balance date, despite the fact they are declared subsequent to balance date.

Presentational differences
The transition to IFRS also requires a number of presentational changes and reclassifications in the profit and loss account, balance sheet and cash flow. The major reclassifications are:

- items on the balance sheet are presented in order of liquidity with items being classified as current or non-current; and

- cash flows are classified as relating to operating, investing or financing activities.

The presentation style of the primary IFRS financial statements is substantially different to that required under UK GAAP. A consolidated income statement, balance sheet and statement of cash flows prepared under IFRS are included below.

The following table presents a summary of the estimated impact of IFRS on net equity as at 30 June 2005 and 30 June 2004.

Reconciliation of net equity

	As at 30 June 2005 US$M	As at 30 June 2004 US$M
Net equity as previously reported under UK GAAP	**17 489**	14 380
IAS 19 Post-retirement pension obligations – pre-tax	**(650)**	(526)
IAS 19 Post-retirement pension obligations – deferred tax effect	**158**	135
IAS 19 Post-retirement medical benefits – pre-tax	**(111)**	(76)
IAS 19 Post-retirement medical benefits – deferred tax effect	**30**	21
IAS 12 Deferred income tax accounting	**(800)**	(752)
IFRS 3 Reinstatement of goodwill	**354**	388
IAS 10 Reversal of dividend payable	**878**	592
IFRS 2 Equity based compensation payments to employees – tax effect	**16**	2
IFRS 3 Business combinations – WMC acquisition	**(54)**	–
Net equity in accordance with IFRS	**17 310**	14 164
Overall net decrease in equity under IFRS	**(179)**	(216)

The following tables present a summary of the estimated impact of IFRS on profit before tax and income tax expense for the year ended 30 June 2005.

Reconciliation of profit before tax

	Year ended 30 June 2005 US$M
Net profit before tax as previously reported under UK GAAP	8 741
IAS 19 Post-retirement medical and pension obligations	(8)
IAS 12 Deferred tax effects within jointly controlled entities	(6)
IFRS 3 Reversal of amortisation of goodwill	2
IFRS 2 Equity based compensation payments to employees	56
Adjustment to goodwill included in the net book value of the disposed Chrome operations	31
IFRS 3 Business combinations – WMC acquisition	(54)
IAS 31 Reclassification of joint venture tax expense to profit before tax – joint ventures	(197)
IAS 31 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	(230)
IAS 12 Deferred tax on the disposed Chrome operations	3
Other adjustments	(1)
Net profit before tax in accordance with IFRS	**8 337**
Overall net decrease in profit before tax under IFRS	**(404)**

Reconciliation of income tax expense

	Year ended 30 June 2005 US$M
Income tax expense previously reported under UK GAAP	2 111
IAS 12 Withholding and repatriation taxes	10
IAS 12 Additional foreign exchange variations	89
IAS 12 Non-tax depreciable items now tax-effected	(56)
IAS 12 Tax base resets under Australian tax consolidations	(17)
IFRS 2 Equity based compensation payments to employees	12
IAS 31 Reclassification of joint venture tax expense to profit before tax – joint ventures	(197)
IAS 31 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	(230)
IAS 19 Post-retirement medical and pension benefits – tax impact	(3)
Other	17
Income tax expense in accordance with IFRS	**1 736**
Overall net decrease in income tax expense under IFRS	**(375)**

Notes to Financial Statements continued

The following tables present the Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement of the BHP Billiton Group for the year ended 30 June 2005, prepared in accordance with IFRS and applying the estimated UK GAAP to IFRS adjustments.

Consolidated Income Statement

	Year ended 30 June 2005 US$M
Revenue (including share of joint ventures)	
Group production	24 450
Third party products	6 670
	31 120
Less: Share of joint ventures external revenue included above	(4 428)
Group revenue	26 692
Other income	757
Expenses excluding finance costs	(20 568)
Income from jointly controlled entities	1 787
Profit from operations	8 668
Comprising:	
Group production	8 554
Third party products	114
	8 668
Net finance costs	(331)
Profit before taxation	8 337
Taxation	(1 736)
Profit after taxation	6 601
Profit attributable to minority interests	(232)
Profit attributable to members of BHP Billiton Group	6 369
Earnings per ordinary share (basic) (US cents)	104.0
Earnings per ordinary share (diluted) (US cents)	103.5
Dividend per ordinary share (US cents)	28.0

35 Impact of adopting International Financial Reporting Standards continued

Consolidated Balance Sheet

	As at 30 June 2005 US$M	As at 30 June 2004 US$M
Assets		
Current assets		
Cash	1 222	1 642
Trade and other receivables	3 216	2 585
Other financial assets	45	14
Inventories	2 399	1 590
Other	150	163
Total current assets	**7 032**	5 994
Non-current assets		
Trade and other receivables	849	994
Other financial assets	255	267
Inventories	71	15
Investments in jointly controlled entities	3 264	2 593
Property, plant and equipment	27 444	18 276
Intangible assets	2 015	483
Deferred tax assets	1 906	1 160
Other	96	65
Total non-current assets	**35 900**	23 853
Total assets	**42 932**	29 847
Liabilities		
Current liabilities		
Trade and other payables	3 996	2 481
Interest bearing liabilities	1 298	1 013
Current tax payable	783	230
Provisions	1 088	642
Deferred income	120	156
Total current liabilities	**7 285**	4 522
Non-current liabilities		
Trade and other payables	156	171
Interest bearing liabilities	8 649	4 437
Deferred tax liabilities	4 192	2 456
Provisions	4 978	3 749
Deferred income	362	348
Total non-current liabilities	**18 337**	11 161
Total liabilities	**25 622**	15 683
Net assets	**17 310**	14 164
Equity		
Share capital – BHP Billiton Limited	1 611	1 851
Share capital – BHP Billiton Plc	1 234	1 234
Share premium account	518	518
Reserves	154	94
Retained earnings	13 452	10 120
Total equity attributable to members of BHP Billiton Group	**16 969**	13 817
Minority interests	341	347
Total equity	**17 310**	14 164

Notes to Financial Statements continued

35 Impact of adopting International Financial Reporting Standards continued

Consolidated Cash Flow Statement

	Year ended 30 June 2005 US$M
Operating activities	
Receipts from customers	28 425
Payments to suppliers and employees	(19 352)
Cash generated from operations	9 073
Dividends received	1 002
Interest received	90
Interest paid	(315)
Income tax paid	(1 476)
Net operating cash flows	**8 374**
Investing activities	
Purchases of property, plant and equipment	(3 450)
Exploration expenditure (including amounts capitalised)	(531)
Purchases of investments and funding of jointly controlled entities	(42)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash	(6 198)
Cash outflows from investing activities	(10 221)
Proceeds from sale of property, plant and equipment	153
Proceeds from sale or redemption of investments	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	675
Net investing cash flows	**(9 166)**
Financing activities	
Proceeds from ordinary share issues	66
Proceeds from interest bearing liabilities	5 668
Repayment of interest bearing liabilities	(1 735)
Purchase of shares by ESOP trusts	(47)
Share repurchase scheme – BHP Billiton Limited	(1 792)
Dividends paid	(1 404)
Dividends paid to minority interests	(238)
Repayment of finance leases	(22)
Net financing cash flows	**496**
Net increase in cash and cash equivalents	**(296)**
Cash and cash equivalents at beginning of period	1 509
Effect of foreign currency exchange rate changes on cash and cash equivalents	(6)
Cash and cash equivalents at end of period	**1 207**

Supplementary Oil and Gas Information

Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and the assessment of valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from

development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields, proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity. Historically, actual production levels have validated the BHP Billiton Group's proved reserves estimated by these methods.

The table below details estimated oil, condensate, LPG and gas reserves at 30 June 2005, 30 June 2004 and 30 June 2003 with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate and LPG which will be produced under several production and risk-sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2005, approximately 12 per cent (2004: 17 per cent; 2003: 19 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2004: nil; 2003: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and LPG reserves [a]				
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	–	–	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	–	–	–	–
Production [b]	(55.1)	(6.6)	(11.7)	(73.4)
Total changes	(2.4)	(8.7)	4.5	(6.6)
Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	–	–	–	–
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	–	(4.0)	–	(4.0)
Production [b]	(46.3)	(7.6)	(14.1)	(68.0)
Total changes	(25.7)	(3.2)	(22.5)	(51.4)
Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	–	–	–	–
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	–	50.7
Purchase/sales of reserves	(9.2)	–	–	(9.2)
Production [b]	(38.7)	(7.6)	(14.7)	(61.0)
Total changes	(16.2)	34.2	(16.0)	2.0
Reserves at 30 June 2005 [c]	**284.7**	**183.0**	**74.9**	**542.6**
Proved developed oil, condensate and LPG reserves [a]				
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	**180.5**	**18.3**	**74.5**	**273.3**

[a] In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.
[b] Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
[c] Total proved oil, condensate and LPG reserves include 11.3 million barrels derived from probabilistic aggregation procedures.

Supplementary Oil and Gas Information continued

(billions of cubic feet)	Australia/Asia[a]	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves				
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	–	–	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	–	199.1
Purchases/sales of reserves	–	–	–	–
Production [b]	(189.2)	(21.8)	(79.9)	(290.9)
Total changes	403.8	(6.7)	(70.2)	326.9
Reserves at 30 June 2003	4 904.6	147.3	419.0	5 470.9
Improved recovery	–	–	–	–
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	–	56.2
Purchases/sales of reserves	–	(32.8)	–	(32.8)
Production [b]	(222.9)	(20.5)	(77.0)	(320.4)
Total changes	(56.7)	(46.5)	(87.0)	(190.2)
Reserves at 30 June 2004	4 847.9	100.8	332.0	5 280.7
Improved recovery	–	–	–	–
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	–	204.6
Purchases/sales of reserves	(165.8)	–	–	(165.8)
Production [b]	(275.7)	(14.6)	(57.6)	(347.9)
Total changes	(27.2)	16.1	(87.5)	(98.6)
Reserves at 30 June 2005 [c]	**4 820.7**	**116.9**	**244.5**	**5 182.1**
Proved developed natural gas reserves				
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3
Reserves at 30 June 2004	2 539.7	20.1	310.0	2 869.8
Reserves at 30 June 2005	**2 621.4**	**15.1**	**239.3**	**2 875.8**

[a] Production for Australia includes gas sold as LNG and as liquefied ethane.
[b] Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
[c] Total proved natural gas reserves include 190.6 billion cubic feet derived from probabilistic aggregation procedures.

Capitalised costs incurred relating to oil and gas exploration and production activities
The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and impairments.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Capitalised cost				
2005				
Unproved properties	**77**	**447**	**9**	**533**
Proved properties	**4 588**	**2 404**	**3 376**	**10 368**
Total costs (a)(b)	**4 665**	**2 851**	**3 385**	**10 901**
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	**(2 415)**	**(761)**	**(2 072)**	**(5 248)**
Net capitalised costs	**2 250**	**2 090**	**1 313**	**5 653**
2004				
Unproved properties	48	392	6	446
Proved properties	4 655	1 693	3 283	9 631
Total costs (a)(b)	4 703	2 085	3 289	10 077
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 509)	(609)	(1 807)	(4 925)
Net capitalised costs	2 194	1 476	1 482	5 152
2003				
Unproved properties	31	255	6	292
Proved properties	4 312	1 229	2 961	8 502
Total costs (a)(b)	4 343	1 484	2 967	8 794
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 373)	(582)	(1 428)	(4 383)
Net capitalised costs	1 970	902	1 539	4 411

(a) Includes US$286 million (2004: US$286 million; 2003: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$237 million (2004: US$232 million; 2003: US$228 million).

(b) Includes US$142 million (2004: US$132 million; 2003: US$127 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$91 million (2004: US$89 million; 2003: US$88 million).

(c) Includes US$8 million (2004: US$8 million; 2003: US$8 million) of exploration costs previously capitalised now written off as impaired, which would not have been written off under US GAAP.

Supplementary Oil and Gas Information continued

Costs incurred relating to oil and gas exploration and production activities
The following table shows costs incurred relating to oil and gas exploration and production activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all incurred to develop booked proved undeveloped reserves.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2005				
Acquisitions of unproved property	**–**	**2**	**–**	**2**
Exploration [a]	**67**	**292**	**19**	**378**
Development	**238**	**669**	**78**	**985**
Total costs [b]	**305**	**963**	**97**	**1 365**
2004				
Acquisitions of unproved property	–	27	–	27
Exploration [a]	57	242	14	313
Development	353	426	137	916
Total costs [b]	410	695	151	1 256
2003				
Acquisitions of unproved property	–	18	–	18
Exploration [a]	41	155	28	224
Development	304	315	236	855
Total costs [b]	345	488	264	1 097

[a] Represents gross exploration expenditure.
[b] Total costs include US$1 165 million (2004: US$1 080 million; 2003: US$943 million) capitalised during the year.

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 4 to the financial statements 'Analysis by business segment' but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and borrowing costs, and general corporate administrative costs. Petroleum general and administrative costs relating to oil and gas activities are included.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management's assessment of the principal factors giving rise to the tax obligation.

Revenues are reflected net of royalties but before deduction of production taxes. Revenues include sales to affiliates but amounts are not significant.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2005				
Oil and gas revenue	**2 693**	**441**	**838**	**3 972**
Production costs	**(328)**	**(58)**	**(109)**	**(495)**
Exploration expenses [a]	**(38)**	**(149)**	**(15)**	**(202)**
Depreciation, depletion and amortisation [a]	**(213)**	**(150)**	**(237)**	**(600)**
Production taxes	**(627)**	**(33)**	**(22)**	**(682)**
	1 487	**51**	**455**	**1 993**
Income taxes	**(460)**	**(21)**	**(181)**	**(662)**
Results of oil and gas producing activities [b]	**1 027**	**30**	**274**	**1 331**
2004				
Oil and gas revenue	2 171	350	706	3 227
Production costs	(240)	(46)	(114)	(400)
Exploration expenses [a]	(36)	(131)	(14)	(181)
Depreciation, depletion and amortisation [a]	(188)	(143)	(244)	(575)
Production taxes	(524)	(26)	(4)	(554)
	1 183	4	330	1 517
Income taxes	(330)	(6)	(121)	(457)
Results of oil and gas producing activities [b]	853	(2)	209	1 060
2003				
Oil and gas revenue	2 131	289	541	2 961
Production costs	(297)	(50)	(86)	(433)
Exploration expenses [a]	(25)	(101)	(28)	(154)
Depreciation, depletion and amortisation [a]	(193)	(138)	(219)	(550)
Production taxes	(523)	(15)	(5)	(543)
	1 093	(15)	203	1 281
Income taxes	(342)	9	(75)	(408)
Results of oil and gas producing activities [b]	751	(6)	128	873

[a] Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$11 million (2004: US$5 million; 2003: US$2 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2005 by US$1 million (2004: US$1 million; 2003: US$1 million) than that determined under US GAAP. In addition, exploration expenses include US$nil (2004: US$nil; 2003: US$8 million) of expenditure previously capitalised now written off which would not have been written off under US GAAP.

[b] Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 3 to the financial statements. There are no equity minority interests.

Supplementary Oil and Gas Information continued

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves ('Standardised measure')

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the BHP Billiton Group's estimated proved reserves, (as presented in the section 'Reserves') and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at year end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at year end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows are then reduced by future costs of producing and developing the year end proved reserves based on costs in effect at year end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year end and after considering the future deductions and credits applicable to proved properties owned at year end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

There are many important variables, assumptions and imprecisions inherent in developing the Standardised measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised measure is not an estimate of the fair market value of the BHP Billiton Group's oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Standardised measure				
2005				
Future cash inflows	**29 356**	**10 107**	**4 749**	**44 212**
Future production costs	**(10 402)**	**(1 242)**	**(1 146)**	**(12 790)**
Future development costs (a)(b)	**(3 467)**	**(1 633)**	**(326)**	**(5 426)**
Future income taxes	**(4 583)**	**(1 962)**	**(1 101)**	**(7 646)**
Future net cash flows	**10 904**	**5 270**	**2 176**	**18 350**
Discount at 10% per annum	**(4 989)**	**(1 956)**	**(473)**	**(7 418)**
Standardised measure	**5 915**	**3 314**	**1 703**	**10 932**
2004				
Future cash inflows	24 463	5 747	3 973	34 183
Future production costs	(8 298)	(818)	(984)	(10 100)
Future development costs (a)(b)	(2 874)	(1 302)	(307)	(4 483)
Future income taxes	(3 888)	(978)	(801)	(5 667)
Future net cash flows	9 403	2 649	1 881	13 933
Discount at 10% per annum	(4 444)	(1 019)	(449)	(5 912)
Standardised measure	4 959	1 630	1 432	8 021
2003				
Future cash inflows	21 689	4 992	4 107	30 788
Future production costs	(7 922)	(837)	(1 013)	(9 772)
Future development costs	(2 945)	(1 326)	(242)	(4 513)
Future income taxes	(3 143)	(865)	(620)	(4 628)
Future net cash flows	7 679	1 964	2 232	11 875
Discount at 10% per annum	(3 816)	(745)	(856)	(5 417)
Standardised measure	3 863	1 219	1 376	6 458

(a) Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2005 are estimated to be US$1 332 million and this amount has been included in the Standardised measure calculation.

(b) Future costs to develop proved undeveloped reserves over the next three years are expected to be US$1 217 million (2006), US$907 million (2007) and US$457 million (2008).

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2005 US$M	2004 US$M	2003 US$M
Changes in the Standardised measure			
Standardised measure – beginning of period	**8 021**	6 458	5 480
Revisions:			
Prices, net of production costs	**4 672**	2 584	1 041
Revisions of quantity estimates [a]	**397**	87	971
Accretion of discount	**1 136**	912	789
Changes in production timing and other [b]	**(675)**	(115)	(1 020)
	13 551	9 926	7 261
Sales of oil and gas, net of production costs	**(2 795)**	(2 273)	(1 985)
Sales of reserves-in-place	**(230)**	(23)	–
Development costs incurred which reduced previously estimated development costs	**985**	916	855
Extensions and discoveries, net of future costs	**751**	155	577
Changes in future income taxes	**(1 330)**	(680)	(250)
Standardised measure – end of period	**10 932**	8 021	6 458

[a] Changes in reserves quantities are shown in the Oil and Gas Reserves tables.
[b] Includes the effect of foreign exchange and changes in future development costs.

Supplementary Oil and Gas Information continued

Production

The table below details the historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003. Volumes and tonnages of marketable production are reported, after deduction of applicable royalties, fuel and flare.

	2005	2004	2003
Crude oil and condensate production (millions of barrels)			
Australia/Asia	**31.1**	38.9	48.0
Americas	**7.6**	7.5	7.1
Europe/Middle East	**12.1**	11.6	10.8
Total	**50.8**	58.0	65.9
Natural gas production (billions of cubic feet)			
Australia/Asia (Domestic)	**189.8**	165.3	126.4
Australia/Asia (LNG) (leasehold production) [a]	**83.1**	60.8	62.0
Americas	**15.0**	20.6	20.6
Europe/Middle East	**57.8**	77.6	72.2
Total	**345.7**	324.3	281.2
Liquefied petroleum gas (LPG) production [b] (thousand tonnes)			
Australia/Asia (leasehold production)	**640.1**	652.8	644.2
Europe/Middle East (leasehold production)	**220.0**	200.7	98.9
Total	**860.1**	853.5	743.1
Ethane production (thousand tonnes)			
Australia/Asia (leasehold production)	**101.5**	94.3	94.9
Total petroleum products production (millions of barrels of oil equivalent) [c]	**119.0**	122.5	121.8
Average sales price			
Oil and condensate (US$ per barrel)	**47.16**	32.24	28.14
Natural gas (US$ per thousand cubic feet)	**2.98**	2.62	2.21
Average production cost [d]			
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	**9.89**	7.78	8.01
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	**4.16**	3.27	3.55

[a] LNG consists primarily of liquefied methane.

[b] LPG consists primarily of liquefied propane and butane.

[c] Total barrels of oil equivalent (boe) conversions based on the following:
6 000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

[d] Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and secondary taxes into US dollars.

Accounting for suspended exploratory well costs

Refer to Accounting Policies 'Exploration, evaluation and development expenditure' for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The adoption of FSP 19-1 'Accounting for suspended well costs' prospectively from 1 July 2002 would not have material effect on the results of operations for the financial years ended 30 June 2003, 2004 and 2005 respectively.

The following table presents the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	2005	2004	2003
Movement in capitalised exploratory well costs			
Balance at the beginning of period	202.9	159.1	82.3
Additions to capitalised exploratory well costs pending the determination of proved reserves	121.9	82.2	93.6
Capitalised exploratory well costs charged to expense	(2.5)	(5.4)	(8.0)
Reclassifications to development	(62.7)	(33.0)	(10.2)
Other changes	(2.2)	–	1.4
Balance at the end of the year	257.4	202.9	159.1

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs have been capitalised for a period greater than one year since the completion of drilling:

	2005	2004	2003
Ageing of capitalised exploratory well costs			
Exploratory well costs capitalised for a period of one year or less	205.6	137.1	125.7
Exploratory well costs capitalised for a period greater than one year	51.8	65.8	33.4
Balance at the end of the year	257.4	202.9	159.1
Number of projects that have been capitalised for a period greater than one year	5	5	2

At 30 June 2005 there were no exploratory wells in areas where major capital expenditures will be required and no further exploratory drilling is planned.

Included in capitalised exploratory well costs at 30 June 2005 was $10.8 million related to exploratory wells that were associated with areas not requiring major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling. These wells form part of the North West Shelf joint ventures long-term development plans and will be developed when reserves are required.

Supplementary Mineral Resource and Ore Reserves Information

The statement of Mineral Resources and Ore Reserves presented in this report has been produced in accordance with the Australasian Code for reporting of Mineral Resources and Ore Reserves, December 2004 (the 'JORC Code'). Commodity prices and exchange rates used to estimate the economic viability of reserves are based on September 2004, BHP Billiton long-term forecasts unless otherwise stated. The Ore Reserves tabulated are all held within existing, fully permitted mining tenements. The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

The information in this report relating to Mineral Resources and Ore Reserves is based on information compiled by Competent Persons (as defined in the JORC Code). Competent persons for deposits located outside Australia may be members of Recognised Overseas Professional Organisations as recognised by the ASX. All Competent Persons have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined by the

JORC Code. Each Competent Person consents to the inclusion in this Report of the matters based on their information in the form and context in which it appears.

All of the Mineral Resource and Ore Reserve figures presented are reported in 100 per cent terms, and represent estimates at 30 June 2005 (unless otherwise stated). All tonnes and grade information have been rounded; hence small differences may be present in the totals. All of the Mineral Resource information (unless otherwise stated) is inclusive of Mineral Resources that have been converted to Ore Reserves (i.e. Mineral Resources are not additional to Ore Reserves).

The information contained herein differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. BHP Billiton's US GAAP disclosures reflect the information reported to the SEC.

Mineral Resources and Ore Reserves are presented in the accompanying tables subdivided for each of the Customer Sector Groups.

Aluminium Customer Sector Group

Mineral Resources

The table below deals with the total inclusive Mineral Resources for the Aluminium Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Bauxite Deposit [1]	Ore Type	Measured Resource Millions of dry metric tonnes	$A.Al_2O_3$[2] %	Indicated Resource Millions of dry metric tonnes	$A.Al_2O_3$[2] %	Inferred Resource Millions of dry metric tonnes	$A.Al_2O_3$[2] %	Total Resource Millions of dry metric tonnes	$A.Al_2O_3$[2] %	BHP Billiton Interest %
Australia										
Worsley [4]	Laterite	455	30.50	183	31.60	27	31.00	665	30.80	86
Brazil										
MRN [3]	MRN Crude	98	–	30	–	757	–	885	–	14.8
	MRN Washed	72	51.00	22	51.30	529	50.50	623	50.60	14.8
		Millions of dry metric tonnes	$T.Al_2O_3$[2] %	Millions of dry metric tonnes	$T.Al_2O_3$[2] %	Millions of dry metric tonnes	$T.Al_2O_3$[2] %	Millions of dry metric tonnes	$T.Al_2O_3$[2] %	
Suriname										
Coermotibo	Laterite	4	50.32	2	52.64	0.4	48.10	6	50.85	45
Onverdacht [5]	Laterite	14	57.80	24	57.10	–	–	38	57.36	45

[1] **Competent Persons – Resources**
Worsley: D Parmenter (MAIG)
MRN: V J van der Riet (MAusIMM)
Coermotibo: D L Butty (EFG)
Onverdacht: D L Butty (EFG).

[2] $A.Al_2O_3$ is Alumina as available alumina for Worsley and MRN, $T.Al_2O_3$ is total Alumina for Coermotibo and Onverdacht.

[3] Mineração Rio do Norte (MRN) annual reporting moisture basis has been changed from Wet/Semi Dry in 2004 to Bone Dry.

[4] At Worsley an addition of approximately 145 Mt of resources (marginal grade) was recorded due to the application of a revised common cut-off grade for resource estimation. In addition evaluation-drilling campaigns converted 23 Mt of Inferred Resources to 13 Mt of Indicated and Measured Resources.

[5] The re-drill of the Kaaimangrasie resource was completed during the year and both Kaaimangrasie and Klaverblad resources were converted to reserves. The Para N and Kankantrie N resources are included in this total.

Aluminium Customer Sector Group continued

Ore Reserves

The table below deals with the total Ore Reserves for the Aluminium Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Bauxite Deposit [2][3][4]	Ore Type	Proved Ore Reserve Millions of dry metric tonnes	A.Al$_2$O$_3$ %	Probable Ore Reserve Millions of dry metric tonnes	A.Al$_2$O$_3$ %	Total Ore Reserve Millions of dry metric tonnes	A.Al$_2$O$_3$ %	BHP Billiton Interest %
Australia								
Worsley	Laterite	297	30.90	22	30.10	319	30.80	86
Brazil								
MRN [1]	MRN Crude	98	–	–	–	98	–	14.8
	MRN Washed	72	51.00	–	–	72	51.00	14.8
Suriname								
Coermotibo	Laterite	3	45.08	0.5	40.15	4	44.49	45
Onverdacht [5]	Laterite	9	51.53	7	49.21	15	50.49	45

[1] Mineração Rio do Norte (MRN) annual reporting moisture basis has been changed from Wet/Semi Dry in 2004 to Bone Dry.

[2] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Worsley	maximum 100m	maximum 200m
MRN	A maximum bauxite intersection grid of 200 metres. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	No reserve quoted for this category
Coermotibo	61m x 61m	122m x 122m
Onverdacht	61m x 61m	122m x 122m

[3] Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Al$_2$O$_3$
Coermotibo (Paranam)	93.5
MRN (Alumar)	94
Onverdacht (Paranam)	93.5
Worsley	90

[4] **Competent Persons – Reserves**
Worsley: D Parmenter (MAIG)
MRN: V J van der Riet (MAusIMM)
Coermotibo: D L Butty (EFG)
Onverdacht: D L Butty (EFG).

[5] In addition to the reserves of Lelydorp III, the 2005 statement includes an additional 10.8 Mt of reserves made up of 3.9 Mt of proved reserve from Klaverblad and 6.9 Mt of probable reserve from Kaaimangrasie.

Base Metals Customer Sector Group

Mineral Resources

The table below deals with the total inclusive Mineral Resources for the Base Metals Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Commodity Deposit [3]	Ore Type	Measured Resource Tonnes [1] (millions)	%TCu [2]	%SCu [2]	g/tAu	g/tAg	Indicated Resource Tonnes [1] (millions)	%TCu [2]	%SCu [2]	g/tAu	g/tAg
Copper Escondida [5]	Oxide	119	–	0.65	–	–	36	–	0.49	–	–
	Sulphide	601	1.37	–	–	–	848	1.00	–	–	–
	Sulphide leach	607	0.55	–	–	–	1 380	0.49	–	–	–
Escondida Norte [5]	Oxide	20	–	0.53	–	–	110	–	0.81	–	–
	Sulphide	193	1.65	–	–	–	410	1.23	–	–	–
	Sulphide leach	65	0.66	–	–	–	588	0.53	–	–	–
Pinto Valley [6]	Sulphide	697	0.19	–	–	–	16	0.34	–	–	–
Pinto Valley Miami unit [6]	In situ leach	174	0.32	–	–	–	40	0.32	–	–	–
Tintaya [7]	Oxide	6	1.21	0.93	–	–	27	1.74	1.22	–	–
	Sulphide	36	1.52	0.02	0.22	5.62	44	1.26	0.06	0.15	4.66
Cerro Colorado [8]	Oxide	74	0.69	0.53	–	–	130	0.70	0.51	–	–
	Sulphide	31	0.89	0.14	–	–	74	0.74	0.12	–	–
Spence [9]	Oxide	41	1.34	0.99	–	–	46	0.93	0.69	–	–
	Supergene sulphides	113	1.36	–	–	–	168	0.82	–	–	–
	Transitional sulphides	22	0.61	–	–	–	29	0.50	–	–	–

Commodity Deposit	Ore Type	Measured Resource Tonnes [1] (millions)	%Cu	kg/tonne U₃O₈	g/tAu	g/tAg	Indicated Resource Tonnes [1] (millions)	%Cu	kg/tonne U₃O₈	g/tAu	g/tAg
Copper Uranium Olympic Dam [10]	Sulphide	650	1.5	0.5	0.5	3.1	1 440	1.1	0.4	0.5	2.4

Commodity Deposit	Ore Type	Measured Resource Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	Indicated Resource Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo
Copper Zinc Antamina [11]	Sulphide Cu-only	77	0.98	–	8.0	0.040	304	1.16	–	9.7	0.038
	Sulphide Cu-Zn	43	0.94	2.55	19.8	–	103	1.11	2.73	19.1	–

Commodity Deposit	Ore Type	Measured Resource Tonnes [1] (millions)	g/tAg	%Pb	%Zn	Indicated Resource Tonnes [1] (millions)	g/tAg	%Pb	%Zn
Silver Lead Zinc Cannington [12]	Sulphide	23	536	11.94	4.49	6	454	10.09	4.47

[1] All tonnes are reported on a dry metric basis.

[2] %SCu – per cent soluble copper, %TCu – per cent total copper, kg/tonne U₃O₈ – U₃O₈ and Uranium oxide in concentrate as product.

[3] **Competent Persons – Resources**
Escondida: R R Roco (MAusIMM)
Escondida Norte: R R Roco (MAusIMM)
Pinto Valley: R K Preece (FAusIMM)
Pinto Valley Miami unit: R K Preece (FAusIMM)
Tintaya: D T Brost (MAusIMM)
Cerro Colorado: E Fernández (MAIG)
Spence: M J Williams (MAusIMM)
Olympic Dam: N Pickers (MAusIMM)
Antamina: E Lipten (FAusIMM)
Cannington: A J Edwards (MAusIMM).

[5] Escondida and Escondida Norte are adjacent supergene-enriched porphyry copper deposits. Beneficiation of the high-grade sulphide and green copper mineralisation is through in-pit crushing, sharing a common processing plant complex. Changes in the Resources of both deposits are due to the depletion of resources through copper production. Stockpiled material from the Escondida mine are included as Measured Resources for the appropriate materials.

[6] The Pinto Valley Operations consist of two units: the Pinto Valley unit consists of an open pit and mill complex that treats in-place porphyry copper sulphide mineralisation and a sulphide heap leach plus SX-EW, and the Miami unit that is an in situ leach plus SX-EW operation within the upper parts of an oxidised and enriched porphyry copper deposit. Both units are currently on care and maintenance status, except that the SX-EW units are processing leach solutions that continue to be cycled through the leachable resources. Material contained in the Pinto Valley unit leach stockpiles are included within the Measured Resources. Changes to Resources consist of depleting reported grades by recovered cathode copper during FY2005.

[7] The Tintaya resource model was updated in April 2005, based on a new geological interpretation from 181 new holes totaling 30 100m of drilling. Modifications were made to the estimation procedures, resource classification, and method to designate the preferred process route of mixed sulphide/oxide ore. Total resources increased 6.4 million tonnes, net of production, from the June 2004 report

[8] Cerro Colorado is an open pit mine that lies within the oxidised and enriched portion of a porphyry copper deposit, with ore processed by leaching and SX-EW. Changes from 2004 include depletion of production adjusted for reconciliation differences, the results of in-fill drilling incorporated into an updated model that resulted in a small increase to the total resource and improved confidence. The Resources stated herein have been reduced by an additional 4 million dry metric tonnes to correct a 2004 reporting error.

| Inferred Resource | | | | | Total Resource | | | | | BHP Billiton Interest |
Tonnes [1] (millions)	%TCu [2]	%SCu [2]	g/tAu	g/tAg	Tonnes [1] (millions)	%TCu [2]	%SCu [2]	g/tAu	g/tAg	%
26	–	0.42	–	–	181	–	0.59	–	–	57.5
617	0.90	–	–	–	2 065	1.08	–	–	–	57.5
3 071	0.47	–	–	–	5 057	0.49	–	–	–	57.5
35	–	0.63	–	–	165	–	0.74	–	–	57.5
185	0.93	–	–	–	788	1.26	–	–	–	57.5
1 177	0.48	–	–	–	1 830	0.50	–	–	–	57.5
2	0.25	–	–	–	715	0.20	–	–	–	100
–	–	–	–	–	214	0.32	–	–	–	100
2	1.27	0.95	–	–	35	1.62	1.15	–	–	99.98
22	1.25	–	0.15	4.17	102	1.35	0.03	0.18	4.89	99.98
27	0.56	0.34	–	–	230	0.68	0.50	–	–	100
16	0.60	0.09	–	–	121	0.76	0.12	–	–	100
1	0.74	0.57	–	–	88	1.12	0.83	–	–	100
6	0.65	–	–	–	287	1.03	–	–	–	100
0	0.54	–	–	–	51	0.55	–	–	–	100
Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	
1 880	1.0	0.3	0.4	2.0	3 970	1.1	0.4	0.4	2.3	100
Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	
32	0.86	–	15.0	0.020	413	1.10	–	9.8	0.037	33.75
10	0.77	2.13	19.2	–	156	1.04	2.64	19.3	–	33.75
Tonnes [1] (millions)	g/tAg	%Pb	%Zn		Tonnes [1] (millions)	g/tAg	%Pb	%Zn		
4	344	8.21	3.74		34	495	11.10	4.39		100

[9] The Spence resource declaration for June 2005 is unchanged from that presented in 2004 prior to project approval in October 2004. A new geological and resource estimate (unaudited) was completed in October 2004 incorporating a complete re-evaluation of data included in the resource estimate presented in the 2003 and 2004 declarations. The result of this estimate demonstrates no material change to the previous declaration. An extensive infill drilling program was completed (~60 000m) at the end of July 2005. This program targeted the first five years' Spence production volume. Drill results demonstrate no significant change in resource with respect to either the 2004 resource declaration or the October 2004 estimate.

[10] The Olympic Dam operation was acquired in the purchase of WMC that was finalised in August 2005. Resources are quoted per the March 2005 reporting by WMC, depleted by production. Reviews of the resource estimation and reporting practices by Olympic Dam are currently in progress.

[11] The April 2001 Antamina resource model that was reported in 2004 has been updated to include 144 167 meters of additional drill core information collected in 2003 and 2004. The 2005 resource model includes changes to the data interpolation methods used for estimating grades and ore types. These changes require more samples on a closer spacing to classify material as measured as compared to the 2001 resource model. The amount of Measured Resources has therefore decreased significantly. Sulphide mineralisation has been subdivided into Cu-only and Cu-Zn ore types to better reflect actual operations.

[12] At Cannington, ongoing underground diamond drilling and geological interpretation has resulted in minor and local changes. There has been a steady promotion of material into the Measured category. Changes in metal prices and exchange rates have resulted in an adjustment in the tonnages and grades above a given (A$60) dollar per tonne cut-off. An independent audit was completed on the resource this year.

Base Metals Customer Sector Group continued

Ore Reserves (2)(3)(4)
The table below deals with the total inclusive Ore Reserves for the Base Metals Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Commodity Deposit	Ore Type	Proved Ore Reserve				
		Tonnes (1) (millions)	%TCu (5)	%SCu (5)	g/tAu	g/tAg
Copper						
Escondida (6)	Oxide	116	–	0.66	–	–
	Sulphide	584	1.37	–	–	–
	Sulphide leach	506	0.57	–	–	–
Escondida Norte (7)	Oxide	5	–	0.53	–	–
	Sulphide	188	1.65	–	–	–
	Sulphide leach	54	0.54	–	–	–
Tintaya (8)	Oxide	6	1.21	0.93	–	–
	Sulphide	31	1.45	0.02	0.20	5.10
Cerro Colorado (9)	Oxide	70	0.69	0.53	–	–
	Sulphide	22	0.94	0.16	–	–
Spence (10)	Oxide	40	1.35	1.00	–	–
	Supergene sulphides	107	1.38	–	–	–
Copper Uranium		Tonnes (1) (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg
Olympic Dam (11)	Sulphide	115	2.1	0.6	0.5	3.7
Copper Zinc		Tonnes (1) (millions)	%Cu	%Zn	g/tAg	%Mo
Antamina (12)	Sulphide Cu-only	58	1.14	–	9.0	0.041
	Sulphide Cu-Zn	39	1.00	2.68	20.6	–
Silver Lead Zinc		Tonnes (1) (millions)	g/tAg	%Pb	%Zn	
Cannington (13)	Sulphide	18	477	10.7	3.9	

(1) All tonnes are reported on a dry metric basis.
(2) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Escondida	Sulphide: 60m x 60m Sulphide leach: 60m x 60m Oxide: 55m x 55m	Sulphide: 100m x 100m Sulphide leach: 110m x 110m Oxide: 60m x 60m
Escondida Norte	Sulphide: 54m x 54m Sulphide leach: 60m x 60m Oxide: 48m x 48m	Sulphide: 90m x 90m Sulphide leach: 125m x 125m Oxide: 60m x 60m
Tintaya	Two drill holes in two quadrants within 25m search distance, considering only skarn composites	Two drill holes in two quadrants within 50 meters search distance, considering only skarn composites
Cerro Colorado	50m	70m
Spence	Continuous square drill grid = 70m	Continuous square drill grid =100m, exclusive of Measured
Olympic Dam	<40m x 40m	<80m x 80m
Antamina	3 holes within 30–35m, closest hole within 20–25m, depending on grade of mineralisation	3 holes within 55m, closest hole within 40m; or 2 holes within 75m, closest hole within 30m; all of similar grade as the block
Cannington	12.5m sectional x 15.0m vertical	25.0m sectional x 25.0m vertical

(3) Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Cu	Ag	Pb	Zn	U_3O_8
Escondida	Sulphide: 84% of TCu; Sulphide leach: 36% of TCu; Oxide 80% of SCu				
Escondida Norte	Sulphide: 88% of TCu; Sulphide leach: 29% of TCu; Oxide 53% of SCu				
Tintaya	Sulphide: 86% of TCu; Oxide 78% of SCu				
Cerro Colorado	80				
Spence	81–82				
Olympic Dam	91				72
Antamina	30–94	0–84		0–85	
Cannington		84	88	66	

	Probable Ore Reserve					Total Ore Reserve					BHP Billiton Interest
Tonnes [1] (millions)	%TCu [5]	%SCu [5]	g/tAu	g/tAg	Tonnes [1] (millions)	%TCu [5]	%SCu [5]	g/tAu	g/tAg	%
18	–	0.64	–	–	134	–	0.66	–	–	57.5
769	1.01	–	–	–	1 353	1.17	–	–	–	57.5
694	0.53	–	–	–	1 200	0.55	–	–	–	57.5
120	–	0.79	–	–	125	–	0.78	–	–	57.5
392	1.23	–	–	–	580	1.37	–	–	–	57.5
450	0.57	–	–	–	504	0.57	–	–	–	57.5
24	1.74	1.22	–	–	31	1.63	1.16	–	–	99.98
30	1.16	0.07	0.14	4.13	61	1.31	0.05	0.17	4.63	99.98
69	0.75	0.58	–	–	139	0.72	0.55	–	–	100
30	0.79	0.14	–	–	52	0.85	0.15	–	–	100
38	1.01	0.76	–	–	79	1.18	0.88	–	–	100
124	0.92	–	–	–	231	1.13	–	–	–	100

Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	
641	1.4	0.5	0.5	3.0	756	1.5	0.5	0.5	3.1	100

Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	
273	1.24	–	10.2	0.039	330	1.22	–	10.0	0.040	33.75
97	1.15	2.82	19.5	–	136	1.10	2.78	19.8	–	33.75

Tonnes [1] (millions)	g/tAg	%Pb	%Zn	Tonnes [1] (millions)	g/tAg	%Pb	%Zn	
4	408	9.3	4.1	21	465	10.4	3.9	100

[4] **Competent Persons**
Escondida: H Delaigue (MAusIMM)
Escondida Norte: H Delaigue (MAusIMM)
Tintaya: A A Zuzunaga (MAusIMM)
Cerro Colorado: R Contreras (MAusIMM)
Spence: E Ríos (MAusIMM)
Olympic Dam: D Vink (MAusIMM)
Antamina: D Gurtler (MAusIMM)
Cannington: B H Roberts (MAusIMM).

[5] %SCu – per cent soluble copper, %TCu – per cent total copper, kg/tonne U_3O_8 – U_3O_8 and Uranium oxide in concentrate as product.

[6] Differences with previous statements reflect the depletion of ore reserves through production. Pit shells used to derive ore reserve are the same as those used in the previous statement with updated topography as at the end of June 2005. Variable cut-off grade strategy during the production period has resulted in the reclassification of some Sulphide Leach ore into Sulphide mill feed. Small tonnages of Indicated and Inferred Sulphide Leach resources were extracted and therefore they are now included on the stockpile figures as Proven ore reserves. Stockpiled materials are included in the appropriate ore reserve estimate as Proved Reserve.

[7] Differences with previous statements reflect the results of the pre-mine activities. Pit shells used to derive ore reserve are the same as those used in the previous statement with updated topography as at the end of June 2005. Small tonnages of ore encountered during pre-stripping activities are now stockpiled and included in the appropriate ore reserve estimate as Proved reserve.

[8] Sulphide reserves increased by 12 million tonnes, excluding production, since June 2004, on the basis of the updated resource model and revised mine plan.

[9] Changes in the Cerro Colorado Reserves reflect changes in the Resource base based on drilling and updated interpretation, and include depletion through mining, adjusted by reconciliation. Although a new mine plan was determined from the updated model, pushback designs did not change compared to that reported in 2004.

[10] Reserve changes for Spence from June 04 reflect project approval in October 2004 and are therefore net positive for June 2005, being that approved in the Spence feasibility study. A mine planning exercise (unaudited) has been undertaken upon the October 2004 resource estimate and preliminary reserve calculations from this exercise show no material difference to the feasibility study calculation (declared here). Differences in reserves to those declared in Spence Feasibility Study are related to rounding to significant figures.

[11] The Olympic Dam operation was acquired in the purchase of WMC that was finalised in August 2005. Reserves are quoted per the December 2004 reporting by WMC, depleted by production. A review of the Olympic Dam operations and expansion project is currently in progress, which includes a determination of the compliance with BHP Billiton Ore Reserve and Capital Investment policies.

[12] At Antamina, a new optimised pit limit was determined from the May 2005 resource model that includes a different method of valuing mineralisation that now considers all costs for producing the metals, including mill throughput and penalty elements. Higher commodity prices were used relative to the 2004, reflecting changed economic environment. Changes include modifications to the ore valuation method.

[13] Different extraction factors were used for each Mining Block. These were based on production experience from those separate Mining Blocks. The changes in reserves were due to promotion of material to Measured Resource category.

Carbon Steel Materials Customer Sector Group

Mineral Resources

The tables below detail iron ore, manganese and metallurgical coal Resources for the Carbon Steel Materials Customer Sector Group estimated as at 30 June 2005 in 100 per cent terms. All resource figures are total Mineral Resources inclusive of material converted to Ore Reserves.

Iron Ore Mineral Resources

Ownership Deposit	Ore Type	Measured Resource						Indicated Resource					
		Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI
Iron Ore[1][2][3][4][6][8]													
Mt Newman JV [7]	BKM	505	64.3	0.06	4.2	1.8	1.5	696	61.0	0.10	5.6	2.5	4.0
	MM	155	61.7	0.07	2.7	1.8	6.6	83	60.0	0.06	4.8	2.4	6.2
Jimblebar	BKM	79	61.3	0.07	5.7	2.9	3.3	360	61.2	0.09	4.7	2.9	4.2
	MM	–	–	–	–	–	–	–	–	–	–	–	–
Mt Goldsworthy JV Northern Areas	NIM	41	61.4	0.07	7.3	1.8	2.6	83	62.3	0.05	7.4	0.9	1.4
Mt Goldsworthy JV Area C [5]	BKM	–	–	–	–	–	–	–	–	–	–	–	–
	MM	369	61.6	0.06	3.3	1.8	5.9	224	62.3	0.06	3.0	1.7	5.7
Yandi JV	BKM	–	–	–	–	–	–	–	–	–	–	–	–
	CID	630	58.0	0.04	5.2	1.2	10.4	529	57.3	0.05	5.6	1.6	10.6
BHP Billiton Minerals	BKM	–	–	–	–	–	–	–	–	–	–	–	–
BHP Coal	BKM	–	–	–	–	–	–	83	59.6	0.14	3.6	3.5	7.4
	MM	–	–	–	–	–	–	51	60.4	0.06	4.6	2.5	9.9

		Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc			
Samarco JV [9]	ROM	553.3	45.4	0.05				892.7	43.3	0.04			

[1] Resources are divided into joint ventures and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations. These are BKM – Brockman, MM – Marra Mamba and NIM – Nimingarra. The CID – Channel Iron Deposits are Cainozoic fluvial sediments.

[2] The resource grades listed refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%.

[3] Changes at all joint ventures are in part due to a change in reporting precision where tonnes are now reported to the nearest 1 wmt, except Inferred Resources reported to nearest 10 wmt. Change to reporting silica (SiO$_2$), alumina (Al$_2$O$_3$) and Loss On Ignition (LOI) in addition to iron (Fe) and phosphorous (P). Changes in Mt Newman JV Resources are due to additional drilling and modelling of OB18 and OB25 Pit 3, review of estimates for OB31, removal of detrital material from Resource. Changes to Goldsworthy JV Northern Areas Resources are due to significant new drilling and geological modelling as well as review of economic criteria for deep-rooted mineralisation. Changes to Yandi JV Resources are due to a change in reporting cut-off for the E7 deposit. Change at Goldsworthy JV Area C is due to additional drilling and an updated model for C Deposit. Other changes are due to mining depletion. Changes to BHP Coal due to remodelling of Carramulla East.

[4] **Competent Persons**
Mt Newman JV: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
Jimblebar: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
Mt Goldsworthy JV Northern: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
Mt Goldsworthy JV Area C: I Tehnas (MAusIMM), H Arvidson (MAusIMM)
Yandi JV: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
BHP Billiton Minerals: I Tehnas (MAusIMM)
BHP Coal: I Tehnas (MAusIMM).

[5] Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

[6] West Australian Resources include lower grade material that is currently stockpiled when mined, but has not been considered for conversion to Reserve in the current 20-year business plan.

[7] The Whaleback deposit in the Mt Newman joint venture has been re-modelled during the year but the updated Resource estimates have not been included in this report because the Resource has not yet been converted to Reserve. The material change to the estimate is a significant (~200wmt) reclassification of Measured Resource to Indicated status.

[8] Cut-off grades used to estimate Resources: Mt Newman 50–62%Fe for BKM, 54–60%Fe for MM; Jimblebar 54–60%Fe for BKM, 54% for MM; Mt Goldsworthy 56.5–60%Fe for NIM, 54–60%Fe for MM, 54–60% for BKM; Yandi 56%Fe for CID, 54% for BKM. BHP Billiton Minerals 54%Fe for BKM, BHP Coal 54–60%Fe for BKM, 54–60%Fe for MM.

[9] Samarco Resources are estimated assuming external supply of approximately 8 wmt of process feed from the nearby Fazendao mine, which is owned by our 50 per cent joint venture partner in Samarco (CVRD).

Inferred Resource Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Total Resource Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	BHP Billiton Interest %
330	60.5	0.10	5.8	2.9	4.1	1 531	62.0	0.08	5.2	2.3	3.2	85
670	59.3	0.07	4.2	2.6	7.3	908	59.7	0.07	4.0	2.5	7.0	85
680	61.3	0.13	3.8	2.8	5.1	1 119	61.3	0.11	4.2	2.8	4.7	100
20	60.2	0.11	3.3	2.7	6.9	20	60.2	0.11	3.3	2.7	6.9	100
40	61.2	0.05	8.3	1.3	2.1	164	61.8	0.06	7.6	1.2	1.9	85
40	61.8	0.17	4.6	1.9	5.1	40	61.8	0.17	4.6	1.9	5.1	85
390	61.1	0.06	3.5	2.1	6.3	983	61.6	0.06	3.3	1.9	6.0	85
190	59.0	0.15	4.6	2.7	7.3	190	59.0	0.15	4.6	2.7	7.3	85
130	57.7	0.04	5.6	1.6	10.3	1 289	57.7	0.04	5.4	1.4	10.5	85
240	60.7	0.13	4.3	2.3	6.0	240	60.7	0.13	4.3	2.3	6.0	100
200	60.4	0.13	4.2	3.9	6.0	283	60.2	0.13	4.0	3.8	6.4	100
160	61.8	0.06	3.8	2.1	5.4	211	61.5	0.06	4.0	2.2	6.5	100

Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				
1 569.0	46.7	0.05				3 015.0	45.5	0.05				50

Manganese Mineral Resources

Deposit	Ore Type	Measured Resource Millions of dry metric tonnes	%Mn	%Yield	Indicated Resource Millions of dry metric tonnes	%Mn	%Yield	Inferred Resource Millions of dry metric tonnes	%Mn	%Yield	Total Resource Millions of dry metric tonnes	%Mn	%Yield	BHP Billiton Interest %
Manganese [1]														
GEMCO [2]	ROM	65.8	48.4	42.00	50.4	46.9	38.00	57.2	45.6	35.00	173.3	47.1	39.00	60
Wessels	ROM	4.1	48	–	20.4	48	–	0.2	48.1	–	24.7	48	–	60
		Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	
Mamatwan	ROM	30.7	37.9	4.4	21.0	37.7	4.4	17.6	37.4	4.3	69.3	37.7	4.4	60

[1] **Competent Persons**
  GEMCO: E P W Swindell (SACNSP)
  Wessels: E P Ferreira (SACNASP)
  Mamatwan: O van Antwerpen (SACNASP).
[2] A different treatment of internal waste and yields has resulted in apparent changes to GEMCO resources and reserves. This increases ROM tonnages.

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Resources [1][2]

Ownership Deposit	Mining Method [3]	Coal Type [4]	Measured Resource Tonnes (millions)	%VM [5]	kcal/kg CV [5]	%Ash	%S [5]	Indicated Resource Tonnes (millions)	%VM [5]	kcal/kg CV [5]	%Ash	%S [5]
Queensland Coal Resources at operating mines CQCA JV												
Goonyella Broadmeadow	OC	Met	596	23.2	–	8.4	0.52	134	24.1	–	10.4	0.57
	UG	Met	45	23.5	–	6.1	0.49	294	23.0	–	7.4	0.51
Peak Downs	OC	Met	408	20.7	–	9.6	0.61	828	20.6	–	9.6	0.61
	UG	Met	–	–	–	–	–	16	19.4	–	10.0	0.57
Saraji	OC	Met	175	18.6	–	9.7	0.58	194	18.2	–	9.7	0.61
	UG	Met	–	–	–	–	–	40	18.1	–	9.7	0.59
Norwich Park	OC	Met	67	17.6	7 720	9.2	0.67	77	17.6	7 700	9.4	0.68
	UG	Met	–	–	–	–	–	22	18.0	7 670	9.6	0.65
Blackwater	OC	Met/Th	173	25.5	–	8.5	0.43	206	25.6	–	8.7	0.42
	UG	Met/Th	6.6	24.3	–	9.2	0.49	49	24.9	–	8.6	0.44
South Blackwater	OC	Met/Th	41	30.1	–	4.9	0.44	62	29.8	–	4.9	0.45
	UG	Met/Th	–	–	–	–	–	195	30.1	–	5.1	0.39
Gregory JV												
Gregory Crinum	OC	Met/Th	2.7	34.3	–	5.8	0.58	10	33.7	–	6.0	0.58
	UG	Met/Th	–	–	–	–	–	148	33.6	–	6.2	0.59
BHP Mitsui												
Riverside	OC	Met	6	23.8	–	9.2	0.56	0.5	25.1	–	9.8	0.63
South Walker Creek	OC	Met/Th	66	12.8	–	9.1	0.38	56	13.1	–	9.6	0.36
	UG	Met/Th	–	–	–	–	–	26	12.9	–	10.1	0.39
Queensland Coal Undeveloped Resources CQCA JV												
Red Hill	UG	Met	90	20.9	–	–	–	406	19.6	–	–	–
	OC	Met/Th	–	–	–	–	–	25	26.3	–	12.4	0.50
Daunia	OC	Met/Th	75	20.5	–	–	–	24	20.3	–	–	–
Peak Downs East	UG	Met	–	–	–	–	–	668	17.5	–	–	–
BHP Mitsui												
Wards Well	UG	Met	331	–	–	–	–	289	–	–	–	–
Lancewood	UG	Met	–	–	–	–	–	–	–	–	–	–
Bee Creek	OC	Met/Th	–	–	–	–	–	55	14.4	–	–	–
Nebo West	OC	Met/Th	–	–	–	–	–	178	7.5	6 930	–	–
Poitrel/Winchester	OC	Met/Th	75	23.2	–	8.4	0.37	73	23.8	–	8.7	0.34
Gregory JV												
Liskeard	OC	Met/Th	5.6	34.6	–	–	2.30	–	–	–	–	–
Illawarra Coal Resources at operating mines [6]												
Appin	UG	Met/Th	56	–	–	–	–	88	–	–	–	–
West Cliff	UG	Met/Th	97	–	–	–	–	43	–	–	–	–
Cordeaux	UG	Met/Th	55	–	–	–	–	57	–	–	–	–
Elouera	UG	Met/Th	18	–	–	–	–	15	–	–	–	–
Dendrobium	UG	Met/Th	56	–	–	–	–	70	–	–	–	–
Indonesia A75 Projects												
Maruwai	OC	Met	–	–	–	–	–	120	28.1	–	4.2	0.51

[1] **Competent Persons – Resources**
Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East,
Liskeard, Riverside, South Walker Creek, Goonyella Broadmeadow, Peak Downs, Saraji, Norwich Park, South Blackwater: D Dunn (MAusIMM)
Blackwater: P Wakeling (SACNSP)
Gregory Crinum: R H Macpherson (MAIG)
Appin, West Cliff, Cordeaux, Elouera, Dendrobium: B Clark (MAusIMM)
Maruwai: M Friederich (MAusIMM).

[2] Approximate drill hole spacings used to classify the resources are:
Measured Resources: Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East, Liskeard, Gregory Crinum, Riverside, South Walker Creek, Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater – max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery or <+/–10% expected error at 95% confidence on a 50m x 100m block for Goonyella plus 3D seismic coverage for underground Measured Resource for Goonyella and Crinum; Illawarra Coal Operating Mines maximum of 700m between data points.

| Inferred Resource | | | | | Total Resource | | | | | BHP Billiton Interest |
Tonnes (millions)	%VM [5]	kcal/kg CV [5]	%Ash	%S [5]	Tonnes (millions)	%VM [5]	kcal/kg CV [5]	%Ash	%S [5]	%
208	24.1	–	10.9	0.57	939	23.5	–	9.2	0.54	50
212	21.2	–	9.0	0.55	551	22.4	–	7.9	0.52	50
660	21.3	–	10.0	0.66	1 898	20.9	–	9.7	0.63	50
104	20.4	–	10.2	0.59	120	20.3	–	10.2	0.59	50
264	18.1	–	9.7	0.62	633	18.3	–	9.7	0.60	50
118	17.3	–	9.7	0.59	159	17.5	–	9.7	0.59	50
125	17.6	7 640	8.6	0.66	268	17.5	7 680	8.9	0.67	50
70	17.1	7 640	9.9	0.66	92	17.3	7 650	9.8	0.66	50
116	25.9	–	8.3	0.40	494	25.6	–	8.5	0.42	50
190	24.5	–	8.6	0.40	246	24.6	–	8.6	0.41	50
191	29.7	–	5.3	0.44	294	29.8	–	5.1	0.44	50
715	30.3	–	5.5	0.41	910	30.3	–	5.4	0.41	50
3.9	33.8	–	6.1	0.56	17	33.8	–	6.0	0.58	50
17	33.3	–	6.6	0.62	165	33.6	–	6.3	0.60	50
3.3	26.4	–	10.4	0.62	9.8	23.9	–	9.2	0.56	80
17	13.1	–	8.9	0.32	139	12.9	–	9.2	0.37	80
66	12.5	–	9.4	0.35	92	12.7	–	9.7	0.37	80
306	18.0	–	–	–	801	19.1	–	–	–	50
–	–	–	–	–	25	26.3	–	12.4	0.50	50
–	–	–	–	–	99	20.5	–	–	–	50
104	18.4	–	–	–	772	17.7	–	–	–	50
–	–	–	–	–	620	21.6	–	–	–	80
112	20.6	–	–	–	112	20.6	–	–	–	80
5	13.0	–	–	–	60	14.2	–	–	–	80
–	–	–	–	–	178	7.5	6 930	–	–	80
91	23.9	–	8.8	0.32	239	23.6	–	8.6	0.34	80
–	–	–	–	–	5.6	34.6	–	–	2.30	50
227	–	–	–	–	372	–	–	–	–	100
97	–	–	–	–	237	–	–	–	–	100
108	–	–	–	–	220	–	–	–	–	100
8.6	–	–	–	–	41	–	–	–	–	100
212	–	–	–	–	338	–	–	–	–	100
–	–	–	–	–	120	28.1	–	4.2	0.51	100

Indicated Resources: Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East, Liskeard, Gregory Crinum, Riverside, South Walker Creek, Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater – 500m to 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery or +/–10% to +/–20% expected error at 95% confidence on a 50m x 100m block for Goonyella; Illawarra Coal Operating Mines maximum of 1000m between data points; Maruwai 1000m between boreholes with >85% linear core recovery; **Inferred Resources:** Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East, Liskeard, Gregory Crinum, Riverside, South Walker Ck, Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater – 1000m to 4000m spacing of geophysically logged, analysed, coreholes with >=95% recovery; Illawarra Coal Operating Mines >1000m between data points.

[3] OC = open-cut, UG = underground.

[4] Coal Type: Met = metallurgical coal, Th = thermal coal.

[5] Coal quality is for a potential product rather than the in situ quality and is on air-dried basis. CV is calorific value, VM is volatile matter, and S is sulphur.

[6] Illawarra Coal has completely revised its assessment criteria for Resource classification based on changes to the JORC Code and Australian Coal Guidelines as well as an internal review of environmental impacts and government approval requirements. With the implementation of these revised criteria the previously declared resources for Authorisation 248 (A248) and Exploration License 4470 (EL4470) are no longer deemed to qualify as a resource. At present Illawarra Coal is unable to clarify its position with respect to mining title and renewal of the Authorisations or granting of Assessment lease or mining title. Because of this it cannot be guaranteed that all of the current authorisation areas have 'reasonable prospect of eventual extraction'.

Carbon Steel Materials Customer Sector Group continued

Ore Reserves

The tables below detail our iron ore, manganese and metallurgical coal Reserves (in metric tonnes) for the Carbon Steel Materials Customer Sector Group estimated as at 30 June 2005 in 100 per cent terms.

Iron Ore Reserves

Ownership Deposit	Ore Type [2]	Millions of wet metric tonnes	Proved Ore Reserve				
			%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI
Iron Ore [1][2][3][4][5][6][7][8][9][10][12]							
Mt Newman JV	BKM	442	63.2	0.06	5.3	2.0	1.5
	MM	54	62.3	0.07	2.4	1.6	6.3
Jimblebar	BKM	43	62.5	0.07	4.7	2.6	3.0
Mt Goldsworthy JV Northern	NIM	11	60.3	0.09	6.2	2.1	4.8
Mt Goldsworthy JV Area C [11]	MM	304	62.0	0.06	3.2	1.8	5.9
Yandi JV	CID	502	57.9	0.04	5.2	1.2	10.4
		Millions of dry metric tonnes	%Fe	%Pc			
Samarco JV [13]	ROM	311	45.8	0.04			

[1] Reserves are divided into joint ventures and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations.

[2] Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, and CID – Channel Iron Deposit.

[3] The Reserve grades listed refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%. Iron Ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.

[4] Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves for all West Australian Iron Ore operations. For Samarco the mine recovery is 96.5 per cent (not included in the reserve estimate) of the stated diluted reserve.

[5] Metallurgical recovery is 100 per cent for all of the West Australian Iron Ores except for the low-grade part of the Whaleback deposit (165 million tonnes) where the beneficiation plant recovery is 64 per cent. For Samarco the beneficiation plant recovery is 57 to 59 per cent.

[6] The following third party reviews and audits have been undertaken: Mt Newman JV Long-Term Mine Plans review MineNet Consulting Mining Engineers 2001–2005; Jimblebar Mine Planning Review, MineNet Consulting Mining Engineers, 2003; Mt Goldsworthy JV Southern Areas Mine Planning Review, Area C Life of Mine Plans, MineNet Consulting Mining Engineers, 2005; Yandi JV Long-Term Mine Plan audit Australian Mining Consultants 2005; Yandi Ore Reserve Audit by AMC Consultants Feb 2005.

[7] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Mt Newman JV	100m x 50m	300m x 50m
Jimblebar	50m x 50m	100m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	120m x 30m and 240m x 60m	>120m x 30m or 240m x 60m
Yandi JV	100m x 100m main ore zone, 75m x 75m weathered, marginal and basal zones	150m x 150m
Samarco JV	ALE 126345: 200m x 200m x 16m ALE 7: 150m x 150m x 16m ALE 8: 250m x 250m x 16m	ALE 126345: 400m x 400m x 16m ALE 7: 300m x 300m x 16m ALE 89: 500m x 500m x 16m

[8] Metallurgical recoveries for the operations are:

% Metallurgical Recovery	High-grade iron ore	Iron ore concentrate
Jimblebar	100	
Mt Goldsworthy JV Area C	100	
Mt Goldsworthy JV Northern	100	
Mt Newman JV	64–100	
Samarco JV		56
Yandi JV	100	

Probable Ore Reserve						Total Ore Reserve						BHP Billiton Interest %
Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	
326	62.7	0.09	4.7	2.0	3.1	768	63.0	0.07	5.0	2.0	2.2	85
14	61.8	0.05	3.4	1.8	6.0	68	62.2	0.07	2.6	1.6	6.3	85
202	62.8	0.08	3.5	2.5	3.6	246	62.8	0.08	3.7	2.5	3.5	100
3	61.1	0.07	7.1	1.7	1.9	14	60.5	0.09	6.4	2.0	4.1	85
170	62.5	0.06	2.9	1.6	5.6	474	62.2	0.06	3.1	1.7	5.8	85
358	57.2	0.04	5.6	1.6	10.6	860	57.6	0.04	5.4	1.3	10.5	85
Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				
204	45.0	0.04				515	45.5	0.04				50

(9) **Competent Persons – Reserves**
Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures: R Pasyar (MAusIMM), G Carroll (MAusIMM)
Samarco JV: J E Tizon (MAusIMM).

(10) Changes at Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures are in part due to a change in reporting precision where tonnes are now reported to the nearest 1 wmt, change to reporting silica (SiO$_2$), alumina (Al$_2$O$_3$) and Loss On Ignition (LOI) in addition to iron (Fe) and phosphorous (P). Changes to the Reserves for Mt Newman JV and Jimblebar are due to changes to Fe cut-off grades used for reporting, changes to Resource classifications and changes to reconciliation factors. Changes to Goldsworthy JV Northern Areas due to introduction of the Cattle Gorge deposit. Changes to Yandi reserves due to change in pit designs. Changes to Goldsworthy JV Area C Reserves due to new Resource model and revised pit design for C Deposit. Other changes due to mining depletion.

(11) Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

(12) Cut-off grades used to estimate Reserves: Mt Newman 50–62%Fe for BKM, 60%Fe for MM; Jimblebar 58–60%Fe for BKM; Mt Goldsworthy 56.5–60%Fe for NIM, 57%Fe for MM; Yandi 56%Fe for CID.

(13) Samarco Reserves are estimated assuming external supply of approximately 8 wmt of process feed from the nearby Fazendao mine, which is owned by our 50 per cent joint venture partner in Samarco (CVRD).

Supplementary Mineral Resource and Ore Reserves Information continued

Carbon Steel Materials Customer Sector Group continued

Manganese Ore Reserves

Deposit	Ore Type	Proved Ore Reserve Millions of dry metric tonnes	%Mn	%Yield	Probable Ore Reserve Millions of dry metric tonnes	%Mn	%Yield	Total Ore Reserve Millions of dry metric tonnes	%Mn	%Yield	BHP Billiton Interest %
Manganese [1][2][3]											
GEMCO[4]	ROM	63.7	48.6	51	39.8	47.3	47	103.5	48.1	49	60
Wessels	ROM	2.2	48	–	10.3	48	–	12.5	48	–	60
		Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	
Mamatwan	ROM	23.5	37.9	4.4	15.0	37.7	4.4	38.5	37.7	4.4	60

[1] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Underground sampling within a 50m to 75m radius and incorporating 180m on average spaced surface holes	Based predominately on 180m spaced drill holes supplemented by some underground drilling
Mamatwan	40m x 40m	80m x 80m

[2] Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Mn
GEMCO	49
Wessels (for W1 Lump Product)	75
Mamatwan	96

[3] **Competent Persons – Reserves**
Wessels: E P Ferreira (SACNASP)
Mamatwan: O van Antwerpen (SACNASP)
GEMCO: E P W Swindell (SACNSP).

[4] A different treatment of internal waste and yields has resulted in apparent changes to GEMCO resources and reserves. In particular, the estimated reserve yield was increased (by means of factors) to reflect actual historic concentrator yields. The net effect was an increase in ROM tonnes, product tonnes and reserve yield by 16–21 per cent.

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Reserves (3)(7)

Ownership Deposit (4)	Mining Method (1)	Proved Coal Reserve Tonnes (millions)	Probable Coal Reserve Tonnes (millions)	Total Coal Reserve (2) Tonnes (millions)	Marketable Reserve				BHP Billiton Interest %
					Tonnes (millions)	Calorific Value (5) (kcal/kg)	Volatile Matter (5) %	Sulphur (5) %	
Queensland Coal Reserves at operating mines									
CQCA JV									
Goonyella Broadmeadow	OC	485	116	601	419	–	23.4	0.53	50
	UG	32	96	128	106	–	23.8	0.50	50
Peak Downs (9)	OC	300	564	864	479	–	20.5	0.60	50
Saraji (10)	OC	165	197	362	208	–	18.4	0.60	50
Norwich Park	OC	50	45	95	69	7 082	17.3	0.69	50
Blackwater (8)	OC	139	170	309	261	6 887	24.1	0.42	50
South Blackwater (8)	OC	34	56	90	73	7 200	27.2	0.54	50
Gregory JV									
Gregory Crinum (8)(11)	OC	2	9	11	10	–	32.9	0.60	50
	UG	–	26	26	22	–	32.8	0.60	50
BHP Mitsui									
Riverside (12)	OC	–	–	0	0	–	–	–	80
South Walker Creek (8)(13)	OC	55	27	82	55	–	–	0.36	80
Illawarra Coal Reserves at operating mines (6)									
Appin	UG	3	39	42	37	–	–	–	100
West Cliff	UG	8	19	26	22	–	–	–	100
Dendrobium	UG	4	32	36	28	–	–	–	100

(1) Mining method: OC=open-cut, UG = underground.

(2) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Goonyella Broadmeadow	max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery or +/– 10% expected error at 95% confidence on a 50 x 100m block, 3D seismic coverage of UG resources and consideration of Modifying Factors	500m to 1000m spacing of geophysically logged, analysed, coreholes with >95% recovery or +/– 10% to +/– 20% expected error at 95% confidence on a 50m x 100m block and consideration of Modifying Factors
Peak Downs Saraji Norwich Park Blackwater South Blackwater South Walker Creek	max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery and consideration of Modifying Factors	500m to 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery and consideration of Modifying Factors
Gregory Crinum	max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery, 3D seismic coverage for UG resources and consideration of Modifying Factors	500m to 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery and consideration of Modifying Factors
Appin West Cliff Dendrobium	maximum of 700m between data points	maximum of 1000m between data points

(3) **Competent Persons – Reserves**
Goonyella Broadmeadow, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater, Gregory Crinum, Riverside, South Walker Creek: B Cox (MAusIMM)
Appin, West Cliff, Dendrobium: B J Colman (MAusIMM).

(4) Some undeveloped deposits (Daunia, Poitrel/Winchester, Nebo West) do not have reserve estimates quoted in FY05 due to lack of full Feasibility Study and project approval as required by updated BHP Billiton Ore Reserves Policy so are not quoted here.

(5) Coal quality is for a potential product rather than the in situ quality and is on air-dried basis. CV is calorific value, VM is volatile matter, and S is sulphur.

(6) A complete revision of the Illawarra Coal Reserve and in particular the criteria used for classification was undertaken in early 2005. The focus of this revision was on the certainty of our ability to gain mining authority from the state government, impact of surface features and infrastructure, changes to the JORC and Coal Guidelines and the integrity and zone of influence of geological data used to support each Reserve classification. The results of revised classification criteria were to reduce the reserve base by 102Mt from that reported last year. Ongoing exploration and application for mining authority is anticipated to result in moving more of the Resource into Reserve classification next year.

(7) Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

(8) Blackwater, South Blackwater, South Walker Creek & Gregory Crinum also produce a thermal coal product.

(9) Peak Downs marketable reserves reduced by 14 per cent from FY04 estimates due to impact of Coal Guidelines and lack of surface rights, offset by additional pits and mine layout changes.

(10) Saraji marketable reserves reduced by 38 per cent from FY04 estimates due to impact of Coal Guidelines, offset by changed mine layouts.

(11) Gregory Crinum marketable reserves reduced by 42 per cent from FY04 estimates due to lack of surface rights.

(12) Riverside reserves worked out.

(13) South Walker Creek marketable reserves reduced by 40 per cent from FY04 estimates due to impact of Coal Guidelines and changes in economics.

Diamonds and Specialty Products Customer Sector Group

Mineral Resources [1]
The table below details the Mineral Resources for the Diamonds and Speciality Products Customer Sector Group as at 30 June 2005 (unless otherwise stated) in 100 per cent terms.

Commodity Ownership	Reserve Type [2]	Measured Resource Millions of dry metric tonnes	Measured Resource carats per tonne Diamonds	Indicated Resource Millions of dry metric tonnes	Indicated Resource carats per tonne Diamonds	Inferred Resource Millions of dry metric tonnes	Inferred Resource carats per tonne Diamonds	Total Resource Millions of dry metric tonnes	Total Resource carats per tonne Diamonds	BHP Billiton Interest %
Diamond Resources [3]										
EKATI Core Zone	OC	41.3	0.8	17.9	0.7	3.2	1.0	62.3	0.8	80
	S/P	2.6	2.6	–	–	–	–	2.6	2.6	80
	UG	6.8	1.5	9.2	0.7	0.5	1.2	16.5	1.1	80
EKATI Buffer Zone	OC	1.2	0.8	23.8	2.0	17.2	2.1	42.2	2.0	58.8

Mineral Sands		Tonnes (millions)		Tonnes (millions)		Tonnes (millions)		Tonnes (millions)		
Richards Bay Minerals [6]	TiO_2 slag	6.5		21		–		27.5		50

Mineral Sands – Project		Tonnes (millions)	Ilmenite %	THM %	Tonnes (millions)	Ilmenite %	THM %	Tonnes (millions)	Ilmenite %	THM %	Tonnes (millions)	Ilmenite %	THM %	
Corridor Sands [4][5]	ROM	1 593	4.5	8.2	1 079	3.4	6.2	–	–	–	2 672	4.1	7.4	90

Phosphate		Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	
Queensland Fertilizer	OC	63.0	25.4	26.8	23.1	40	20.1	129.3	23.3	100
	S/P	0.6	22.3	–	–	–	–	0.6	22.3	100

[1] **Competent Persons – Resources**
  Diamonds: D Dyck (MAusIMM)
  Corridor Sands: M Harley (MAusIMM)
  Queensland Fertilizer: B Sommerville (MAIG).
[2] OC=open-cut, S/P=stockpile, UG=underground, ROM=run of mine.
[3] Diamond Resources are based on an effective 1 mm square aperture stone size cut-off.
[4] %THM – total heavy mineral.
[5] The Corridor Sands project has not yet been approved for operation and Reserves have not been quoted as per BHP Billiton policy.
[6] Richards Bay Minerals are as at 31 December 2004. The Competent Person is J Dumouchel (APEGGA).

Diamonds and Specialty Products Customer Sector Group continued

Ore Reserves [1][2]
The table below details the Ore Reserves for the Diamonds and Speciality Products Customer Sector Group as at 30 June 2005 (unless otherwise stated) in 100 per cent terms.

Commodity Deposit	Reserve Type [4]	Proved Ore Reserve — Millions of dry metric tonnes	Proved Ore Reserve — carats per tonne Diamonds	Probable Ore Reserve — Millions of dry metric tonnes	Probable Ore Reserve — carats per tonne Diamonds	Total Ore Reserve — Millions of dry metric tonnes	Total Ore Reserve — carats per tonne Diamonds	BHP Billiton Interest %
Diamonds [3]								
EKATI Core Zone	OC	16.5	0.4	17.0	0.6	33.5	0.5	80
	S/P	2.7	1.4	–	–	2.7	1.4	80
	UG	3.4	1.0	7.2	1.1	10.6	1.1	80
		Tonnes (millions)		Tonnes (millions)		Tonnes (millions)		
Mineral Sands								
Richards Bay Minerals [5]	TiO$_2$ slag	6.2		20.5		26.7		50
		Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	
Phosphate								
Queensland Fertilizer	OC	26.8	24.4	57.6	24.4	84.4	24.4	100
	S/P	0.6	22.3	–	–	0.6	22.3	100

[1] Approximate drill hole spacing used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
EKATI Core Zone	30m	60m
Queensland Fertilizer	40m x 40m	up to 400m x 400m

[2] **Competent Persons – Reserves**
EKATI Core Zone: D Scott (MAusIMM), D Gratton (NAPEGG)
Queensland Fertilizer: P Allsopp (FAusIMM).
[3] Diamond Reserves are based on an effective 2 mm square aperture stone size cut-off.
[4] UG = underground, OC = open-cut, S/P = stockpile, ROM = run of mine.
[5] Richards Bay Minerals Reserves are as at 31 December 2004. The Competent Person is J Dumouchel (APEGGA).

Energy Coal Customer Sector Group

Energy Coal Resources [3]

The table below details our Coal Resources (in metric tonnes) for the Energy Coal Customer Sector Group estimated at 30 June 2005 in 100 per cent terms.

Commodity Deposit	Mining Method [1]	Coal Type [2]	Measured Tonnes (millions)	Indicated Tonnes (millions)	Inferred Tonnes (millions)	Total Tonnes (millions)	BHP Billiton Interest %
New Mexico – Operating mines							
San Juan	UG	Th	217	16	–	233	100
Navajo [4]	OC	Th	878	–	–	878	100
South Africa – Operating mines							
Douglas [5]	OC & UG	Th	461	80	69	609	84
Khutala [6]	OC & UG	Th	690	51	–	741	100
Koornfontein	UG	Th	32	–	–	32	100
Middelburg	OC	Th	540	–	–	540	84
Optimum	OC & UG	Th	194	307	55	556	100
ZAC	UG	Anth	10	–	–	10	100
South Africa – Projects							
Khutala 5 seam	UG	Met/Th	–	137	–	137	100
Leandra North [7]	UG	Th	163	455	187	805	100
Leandra South	UG	Th	–	474	–	474	100
Naudesbank	OC & UG	Th	72	181	22	274	100
Klipspruit	OC	Th	87	–	–	87	100
Weltevreden	OC & UG	Th	–	–	418	418	100
South Africa – Mineral leases							
Miscellaneous [8]	UG	Met/Th	–	2 106	–	2 106	100
Australia – Operating mine and project							
Mt Arthur Coal	OC & UG	Th	705	2 192	420	3 317	100
Togara South	UG	Th	317	639	1 059	2 015	100
Colombia – Operating mine							
Cerrejon Coal Company [9]	OC	Th	858	1 047	190	2 095	33.3

[1] OC = open-cut, UG = underground.

[2] Th = thermal coal, Anth = anthracite, Met = metallurgical coal.

[3] **Competent Persons:**
 Togara South: D Dunn (MAusIMM)
 Mt Arthur Coal: P Grey (FAusIMM)
 Cerrejon Coal Company: C D van Niekerk (SACNSP)
 San Juan: J Mercier (MAusIMM)
 Navajo: D Rawson (MAusIMM)
 Miscellaneous: R C Anthony (SACNSP)
 Douglas: J H Marais (SACNASP)
 Khutala: D J Lawrence (SACNSP)
 Koornfontein: J H Marais (SACNSP)
 Middelburg: J C van der Merwe (SACNSP)
 Optimum: G J Cronje (SACNSP)
 ZAC: M A J Visser (SACNSP)
 Khutala 5 seam: J L Pienaar (SACNSP)
 Leandra North: R C Anthony (SACNSP)
 Leandra South: R C Anthony (SACNSP)
 Naudesbank: C W Joubert (SACNSP)
 Klipspruit: J L Pienaar (SACNSP)
 Weltevreden: J L Pienaar (SACNSP).

[4] Navajo's resources increased compared to 2004 mainly due to the inclusion of previously excluded resources.

[5] Douglas's resources increased compared to 2004 mainly due to the re-evaluation of previously excluded resources.

[6] Khutala's resources decreased compared to 2004 mainly due to the re-evaluation of resources.

[7] Leandra North's resources increased compared to 2004 mainly due to re-modelling and re-evaluation.

[8] South Africa Mineral lease miscellaneous coal resources have been reduced compared to 2004 mainly due to reclassification and relinquishment of uncommitted resources.

[9] Carbonnes de Cerrejon's resources have increased compared to 2004 mainly due to reclassification and the inclusion of previously excluded resources.

Energy Coal Customer Sector Group continued

Energy Coal Reserves [3][4]

The table below details our Coal Reserves (in metric tonnes) for the Energy Coal Customer Sector Group estimated at 30 June 2005 in 100 per cent terms.

Commodity Deposit	Mining Method [1]	Coal Type [2]	Proved Coal Reserve Tonnes (millions)	Probable Coal Reserve Tonnes (millions)	Total Coal Reserve [6] Tonnes (millions)	Marketable Reserve [6] Tonnes (millions)	Calorific Value kcal/kg	Volatile Matter %	Sulphur %	Total Moisture [5]	BHP Billiton Interest %
New Mexico – Operating mines											
San Juan	UG	Th	84	4	88	88	5 300	–	–	9.9	100
Navajo	OC	Th	218	–	218	218	4 800	–	0.84	13.2	100
South Africa – Operating mines											
Douglas	OC & UG	Th	97	–	97	72	5 520	23	0.86	8.1	84
Khutala	OC & UG	Th	241	58	299	299	4 433	21	1.04	8.0	100
Koornfontein	UG	Th	7	3	10	7	6 480	26	0.86	7.4	100
Middelburg	OC	Th	231	61	292	233	5 934	23	0.79	7.0	84
Optimum	OC	Th	171	143	314	245	5 588	25	1.07	8.0	100
ZAC	UG	Anth	2	–	2	2	7 400	5	0.80	6.3	100
Australia – Operating mine and project											
Mt Arthur Coal	OC	Th	213	40	253	205	6 378	30	0.64	8.7	100
Colombia – Operating mine											
Cerrejon Coal Company	OC	Th	668	222	889	889	6 288	32	0.60	11.8	33.3

[1] OC = open-cut, UG = underground.
[2] Th = thermal coal, Anth = Anthracite.
[3] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
San Juan	0–500m	500m–1km
Navajo	1100m maximum nearest hole spacing, 180m average	n/a
Douglas	>8 Boreholes per 100Ha	4–8 Boreholes per 100Ha
Khutala	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
Koornfontein	>8 Boreholes per 100Ha	4–8 Boreholes per 100Ha
Middelburg	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
Optimum	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
ZAC	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
Mt Arthur Coal	<500m	500m–1000m
Cerrejon Coal Company	>6 Boreholes per 100Ha	2–6 Boreholes per 100Ha

[4] **Competent Persons**
San Juan: J Mercier (MAusIMM)
Navajo: D Rawson (MAusIMM)
Douglas: J H Marais (SACNASP)
Khutala: D J Lawrence (SACNSP)
Koornfontein: J H Marais (SACNSP)
Middelburg: J C van der Merwe (SACNSP)
Optimum: G J Cronje (SACNSP)
ZAC: M A J Visser (SACNSP)
Mt Arthur Coal: P Grey (FAusIMM)
Cerrejon Coal Company: C D van Niekerk (SACNSP).

[5] Coal moisture content is on as an received basis.
[6] Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at a specified moisture and air-dried quality, for sale after the beneficiation of the Recoverable Coal Reserves.
Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

Stainless Steel Materials Customer Sector Group

Stainless Steel Mineral Resources [1][5]
The table below details Nickel Mineral Resources for the Stainless Steel Materials Customer Sector Group as at 30 June 2005 (unless otherwise stated) and presented in 100 per cent terms.

Commodity Deposit	Ore Type [2]	Measured Resource Millions of dry metric tonnes	%Ni	Indicated Resource Millions of dry metric tonnes	%Ni	Inferred Resource Millions of dry metric tonnes	%Ni	Total Resource Millions of dry metric tonnes	%Ni	BHP Billiton Interest %
Australia – Projects										
Ravensthorpe	Laterite	129	0.74	146	0.58	114	0.53	389	0.62	100
Colombia										
Cerro Matoso	Laterite	40.4	1.78	32.6	1.38	3.6	1.36	76.5	1.59	99.8
Nickel West [3]										
Leinster	OC sulphide	4.1	1.6	69.1	0.5	83	0.5	155.8	0.6	100
	S/P	1.7	0.9	–	–	–	–	1.7	0.9	100
	S/P oxidised	4.5	1.7	–	–	–	–	4.5	1.7	100
	UG	11.1	2.3	13.7	2.6	7.8	2.0	32.6	2.3	100
Mt Keith [4]	OC	231	0.53	92	0.48	52	0.5	376	0.51	100
	S/P	31	0.49	3	0.32	–	–	34	0.48	100
	S/P oxidised	–	–	–	–	21	0.9	21	0.9	100
Yakabindie	OC	108	0.58	132	0.58	50	0.57	289	0.58	100
Cliffs	UG	–	–	0.5	4.0	2.0	4.1	2.4	4.0	100
Jericho	OC	–	–	–	–	35	0.6	35	0.6	50

[1] The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Ore Reserves.

[2] UG = underground, OC = open-cut, S/P = stockpile.

[3] Mineral Resources for Nickel West have been included following the acquisition of WMC Resources Ltd in June 2005. Nickel West Mineral Resources estimates for Leinster and Mt Keith are consistent with those published by WMC as at end December 2004 updated for production. Nickel West Mineral Resource Estimates for Cliffs, Yakabindie and Jericho are consistent with those published by WMC as at end December 2004.

[4] The Mineral Resources at Mt Keith Operations are reported on the basis of 0.4 per cent nickel cut-off grade. Additional lower grade material, with a nickel grade of less than 0.4 per cent but with a recovered nickel grade of greater than 0.18 per cent, that occurs within the current life-of-mine pit shell is also included (35 million tonnes at 0.36 per cent nickel). Material of this type is also included in stockpiled Resources. The Mineral Resources at Yakabindie are reported on the basis of a 0.4 per cent contained nickel cut-off grade. The Mineral Resources for Cliffs are reported on the basis of a 1 per cent nickel cut-off. The Mineral Resources for Jericho are reported on the basis of a 0.4 per cent nickel cut-off grade.

[5] **Competent Persons – Resources**
Ravensthorpe: A C Bailey (MAusIMM)
Cerro Matoso: C Rodriquez (MAusIMM)
Leinster: M Job (MAusIMM)
Mt Keith: A Weeks (MAusIMM)
Yakabindie: R Behets (FAusIMM)
Cliffs: T Journeaux (MAusIMM)
Jericho: S Fogarty (MAusIMM).

Stainless Steel Materials Customer Sector Group continued

Stainless Steel Ore Reserves [1][3][5][6]

The table below details our Stainless Steel Materials Ore Reserves estimated as at 30 June 2005 (unless otherwise stated) and presented in 100 per cent terms.

Commodity Deposit	Ore Type [1]	Proved Ore Reserve Millions of dry metric tonnes	%Ni	Probable Ore Reserve Millions of dry metric tonnes	%Ni	Total Ore Reserve Millions of dry metric tonnes	%Ni	BHP Billiton Interest %
Nickel								
Australia – Projects								
Ravensthorpe	Laterite	125	0.73	138	0.57	263	0.65	100
Colombia								
Cerro Matoso	Laterite	34.1	1.82	11.1	1.60	45.1	1.77	99.8
Nickel West [2]								
Leinster	OC	0.2	1.9	–	–	0.2	1.9	100
	S/P	0.2	2.0	–	–	0.2	2.0	100
	UG	6.5	1.8	11.4	1.9	17.9	1.9	100
Mt Keith [4]	OC	192	0.54	58	0.47	250	0.53	100
	S/P	31	0.49	3	0.32	34	0.48	100

[1] UG = underground, OC = open-cut, S/P = stockpile.

[2] Ore Reserves for Nickel West have been included following the acquisition of WMC Resources Ltd in June 2005. Nickel West Ore Reserve estimates are consistent with those published by WMC as at end December 2004 updated for production.

[3] The assumed metallurgical recoveries presented in the Ore Reserve tabulation represent the estimated overall recovery of the metal, or mineral, from run-of-mine ore feed to final saleable product. The reported factors for the operations are estimated primarily on the basis of historical concentrator, smelter and refinery performance, and do not include current planned metallurgical recovery improvements. Assumed metallurgical recoveries for the individual components of the nickel business are the following: Leinster concentrator 86 per cent (UG ore) and 82 per cent (OC ore), Mt Keith concentrator 65 per cent (OC ore) and 57 per cent (S/P ore), Kalgoorlie Nickel Smelter 97 per cent, and Kwinana Nickel Refinery 98 per cent.

[4] The Ore Reserves at Mt Keith Operations are derived from the Measured and Indicated Mineral Resources within the existing life-of-mine pit design, after modifying factors have been applied, and are reported on the basis of a 0.18 per cent recovered nickel cut-off grade.

[5] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Ravensthorpe	40mE x 50mN	80mE x 100mN
Cerro Matoso	17m x 17m or less	33m x 33m
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m

[6] **Competent Persons – Reserves**
Ravensthorpe: M J Bue (PEO)
Cerro Matoso: R Argel (MAusIMM)
Leinster: A Cooper (MAusIMM), M Valent (MAusIMM)
Mt Keith: P Bebbington (MAusIMM).

Shareholder Information

Twenty largest shareholders as at 31 August 2005 (as named on the Register of Shareholders)

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1 PLC Nominees Pty Limited	602 447 676	24.41
2 Chase Nominees Limited	96 630 349	3.92
3 Old Mutual Life Assurance Co SA Ltd	80 065 462	3.24
4 BNY (OCS) Nominees Limited	59 633 546	2.42
5 HSBC Global Custody Nominee (UK) Ltd <357206 A/C>	57 112 307	2.31
6 Nortrust Nominees Limited <SLEND A/C>	54 618 228	2.21
7 State Street Nominees Limited <OM02 A/C>	50 910 375	2.06
8 Chase Nominees Limited <BGILFEL A/C>	47 679 271	1.93
9 The Bank of New York (Nominees) Limited	41 880 480	1.70
10 Chase Nominees Ltd <LEND A/C>	36 637 521	1.48
11 Industrial Development Corporation	33 804 582	1.37
12 PIC Int Equity	33 442 810	1.35
13 Prudential Client HSBC GIS Nominee (UK) Limited <PAC A/C>	33 093 981	1.34
14 PIC Equity Portfolio	32 787 232	1.33
15 OMLAC (SA)UPF Scrip Lending POOL	32 523 017	1.32
16 Nortrust Nominees Limited	29 073 122	1.18
17 HSBC Global Custody Nominee (UK) Limited <899877 A/C>	28 963 399	1.17
18 PIC Stanlib	28 935 316	1.17
19 Mellon Nominees (UK) Limited <BSDTGUSD A/C>	26 838 684	1.09
20 Littledown Nominees Limited	26 693 595	1.08
	1 433 770 953	58.08

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1 Westpac Custodian Nominees Ltd	618 088 117	17.22
2 JPMorgan Nominees	459 488 088	12.80
3 National Nominees Ltd	396 801 858	11.06
4 Citicorp Nominees Pty Ltd	215 167 696	6.00
5 ANZ Nominees Ltd <Cash Income A/C>	151 130 738	4.21
6 Australian Mutual Provident Society	123 749 749	3.45
7 Queensland Investment Corporation	71 443 307	1.99
8 HSBC Australia Nominees Pty Ltd	33 794 066	0.94
9 Westpac Financial Services Ltd	18 374 201	0.51
10 Government Superannuation Office <State Super Fund A/C>	15 679 104	0.44
11 RBC Global Services Australia Nominees Pty Ltd <PIPOOLED A/C>	14 700 875	0.41
12 Commonwealth Superannuation Board of Trustees	13 500 995	0.38
13 NRMA Group	13 007 951	0.36
14 Bond Street Custodians Limited	12 977 270	0.36
15 Australian Foundation Invest	12 933 234	0.36
16 Suncorp Insurance & Finance	12 333 094	0.34
17 Victorian WorkCover Authority	11 034 170	0.31
18 INVIA Custodian Pty Limited	10 692 582	0.30
19 RBC Global Services Australia Nominees Pty Ltd	9 962 771	0.28
20 RBC Global Services Australia Nominees Pty Ltd <BKCUST A/C>	9 821 042	0.27
	2 224 680 908	61.99

Substantial shareholders

BHP Billiton Plc

By notices provided the Company's register of substantial shareholdings showed the following interests in 3 per cent or more of the Company's shares:

	Date of notice	Ordinary shares	%
Old Mutual Plc [1]	05 Jul 05	213 220 031	8.64
Cater Allen International Limited	06 Sep 05	130 716 800	5.30
Barclays PLC	16 Mar 05	82 811 260	3.36
Legal & General Investment Management Limited	14 Jun 02	75 230 880	3.05

[1] Old Mutual Life Assurance Company (South Africa) Limited holds 120 438 409 shares representing 4.88 per cent of the total disclosed for Old Mutual Plc group companies.

BHP Billiton Limited

Nil.

Distribution of shareholders and shareholdings as at 31 August 2005

	BHP Billiton Plc				BHP Billiton Limited			
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address								
Australia	79	0.6	1 137 170	0.0	336 749	94.8	3 514 656 830	97.9
New Zealand	19	0.1	44 191	0.0	10 066	2.9	41 575 698	1.2
United Kingdom	12 044	85.3	1 852 686 935	75.1	3 931	1.1	17 355 663	0.5
United States	64	0.5	217 659	0.0	1 812	0.5	4 488 633	0.1
South Africa	1 334	9.4	608 533 003	24.7	55	0.0	169 297	0.0
Other	573	4.1	5 528 044	0.2	2 583	0.7	10 478 576	0.3
Total	14 113	100.0	2 468 147 002	100.0	355 196	100.0	3 588 724 697	100.0

	BHP Billiton Plc				BHP Billiton Limited			
	Shareholders Numbers	%	Shares [1] Numbers	%	Shareholders Numbers	%	Shares [1] Numbers	%
Size of holding								
1 – 500 [2]	3 854	27.3	978 276	0.0	91 596	25.8	24 816 764	0.7
501 – 1 000	3 400	24.1	2 560 699	0.1	72 950	20.6	58 048 572	1.6
1 001 – 5 000	4 343	30.8	9 101 215	0.4	139 920	39.4	324 020 340	9.0
5 001 – 10 000	621	4.4	4 454 490	0.2	27 666	7.8	196 104 373	5.5
10 001 – 25 000	470	3.3	7 467 523	0.3	16 737	4.7	253 501 606	7.1
25 001 – 50 000	287	2.0	10 301 077	0.4	3 866	1.1	132 828 109	3.7
50 001 – 100 000	249	1.8	17 923 980	0.7	1 570	0.4	108 106 795	3.0
100 001 – 250 000	314	2.2	49 660 395	2.0	617	0.2	88 507 004	2.5
250 001 – 500 000	178	1.3	64 307 547	2.6	130	0.0	44 551 607	1.2
500 001 – 1 000 000	157	1.1	113 144 219	4.6	55	0.0	40 569 821	1.1
1 000 001 and over	240	1.7	2 188 247 581	88.7	89	0.0	2 317 669 706	64.6
Total	14 113	100.0	2 468 147 002	100.0	355 196	100.0	3 588 724 697	100.0

[1] One share entitles the shareholder to one vote.
[2] Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$20.46 as at 31 August 2005 was 4 638.

	BHP Billiton Plc				BHP Billiton Limited			
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder								
Corporate	6 788	48.1	2 453 535 138	99.4	55 449	15.6	2 567 784 925	71.6
Private	7 325	51.9	14 611 864	0.6	299 747	84.4	1 020 939 772	28.4
Total	14 113	100.0	2 468 147 002	100.0	355 196	100.0	3 588 724 697	100.0

Shareholder Information continued

Dividend payments

If you wish to have your dividends paid directly into a bank or building society account, please contact the Registrar in the UK or South Africa, as appropriate, for a dividend mandate form.

When you close or amend your banking arrangements, it is essential you notify the Registrar of the new details.

Dividend determination

The US dollar, in which the majority of the Group's sales are made, most reliably records the Group's global business performance and is BHP Billiton's main reporting currency. It is, therefore, the currency in which dividends are determined. BHP Billiton Plc dividends are declared in US dollars and converted into sterling for shareholders on the principal register in the UK and into rand for shareholders on the branch register in South Africa.

Consolidation of share certificates

If your certificated ordinary shareholding is represented by several share certificates, you may wish to have these replaced by one consolidated certificate. There is no charge to individuals for this service. You should send your share certificates to the appropriate Registrar.

Change of address

It is important that shareholders notify BHP Billiton Plc in writing immediately if there is a change to their registered address. For the protection of shareholders, instructions to BHP Billiton Plc need to be in writing and directed to the Registrar in the United Kingdom or South Africa, as appropriate.

Dematerialised holdings under STRATE

If you hold shares dematerialised into STRATE, you should contact your CSDP or stockbroker regarding the customer service items mentioned above.

Stock exchange listings

BHP Billiton Plc is listed on stock exchanges in the UK (London), and South Africa (Johannesburg). In addition, American Depositary Shares (each representing two ordinary shares) evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank, as Depositary, trade on the New York Stock Exchange.

Annual General Meeting

The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday, 20 October 2005 commencing at 10.30 am.

Details of the business of the meeting are contained in the separate Notice of Meeting enclosed with this Annual Report.

Enquiries

Shareholders who wish to contact BHP Billiton Plc on any matter relating to their shareholdings are invited to telephone the appropriate Registrars office listed on the inside back cover of this report.

Shareholders may also telephone (44 20) 7802 4000 or write to:

Deputy Secretary
BHP Billiton Plc
Neathouse Place
London SW1V 1BH
United Kingdom

Corporate Directory

**BHP BILLITON PLC
REGISTERED OFFICE**

United Kingdom
Neathouse Place
London SW1V 1BH

Telephone (44 20) 7802 4000
Facsimile (44 20) 7802 4111

Company Secretary
Karen J Wood

**BHP BILLITON OFFICES
CORPORATE CENTRES**

Australia
BHP Billiton Limited
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000

Telephone (61 3) 9609 3333
Facsimile (61 3) 9609 3015

United Kingdom
Neathouse Place
London SW1V 1LH

Telephone (44 20) 7802 7000
Facsimile (44 20) 7603 8008

South Africa
6 Hollard Street
Johannesburg 2001

Telephone (27 11) 376 9111
Facsimile (27 11) 838 4716

United States
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020

Telephone (1 713) 961 8500
Facsimile (1 713) 961 8400

Chile
Avenida Americo Vespucio Sur # 100,
9th Floor
Las Condes
Santiago

Telephone (56 2) 330 5000
Facsimile (56 2) 330 5601

MARKETING OFFICES

The Netherlands
Verheeskade 25
2521 BE The Hague

Telephone (31 70) 315 6666
Facsimile (31 70) 315 6767

Singapore
168 Robinson Road #10-01
Capital Tower
Singapore 068912

Telephone (65) 6349 3333
Facsimile (65) 6349 4000

**REGISTRARS AND TRANSFER
OFFICES**

United Kingdom
The Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Postal Address –
PO Box 82 Bristol BS99 7NH

Telephone (44 870) 889 3148
Facsimile (44 870) 703 6103
Email enquiries:
web.queries@computershare.co.uk

South Africa
Mailing Address
Computershare Investor Services
2004 (Pty) Limited
PO Box 61051
Marshalltown 2107

Office Address
70 Marshall Street
Johannesburg 2001

Telephone (27 11) 370 5312
Facsimile (27 11) 688 5250

Holders of shares dematerialised into
STRATE should contact their CSDP or
stockbroker.

United States
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602

Postal Address
PO Box 0289
Chicago, IL 60690-9569

Telephone 1 800 991 8974
(toll-free within US)
Facsimile (1 312) 461 4331

ADR Depositary, Transfer Agent
and Registrar
JPMorgan Chase Bank
Shareholder Services
PO Box 43013
Providence, RI 02940-3013

Telephone (1 781) 575 4328
(outside of US)
1 800 990 1135 (toll-free within US)
Facsimile (1 781) 575 4082
Email: adr@jpmorgan.com

**Receive your Annual Report
electronically.**
BHP Billiton Plc's Annual Report is also
posted on the internet. Shareholders are
encouraged to visit *www.bhpbilliton.com*
to inspect the electronic version of the
Annual Report and provide feedback to
the Company.

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Report the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

The laws in Australia and the UK require us to adopt a different approach to reporting results. This Annual Report deals with the affairs of the BHP Billiton Group as a whole.

Throughout this Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term 'the merger' has a corresponding meaning.

Copies of the Annual Reports for BHP Billiton Plc and BHP Billiton Limited (Concise Report and Combined Financial Statements) can be found on *www.bhpbilliton.com*. Shareholders may also request a copy by telephoning (44 20) 7802 4101.

Designed by Amanda Roach Design, printed in the UK by St Ives Westerham Press.
Photography by Anthony Bannister, Giles Barnard, Garth Oriander, Andrew Stevens, Graeme Williams and others.



www.bhpbilliton.com